As filed with the Securities and Exchange Commission on October 19, 2006
Registration No. 333-124119

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Amendment No. 4
to
Form S-1
REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

CAPELLA EDUCATION COMPANY
(Exact name of Registrant as specified in its charter)

Minnesota	8221	41-1717955
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification No.)

225 South 6th Street, 9th Floor
Minneapolis, Minnesota 55402
(888) 227-3552
(Address, including zip code, and telephone number,
including area code, of Registrant’s principal executive offices)
Stephen G. Shank
Chairman and Chief Executive Officer
Capella Education Company
225 South 6th Street, 9th Floor
Minneapolis, Minnesota 55402
(888) 227-3552
(Name, address, including zip code, and telephone number,
including area code, of agent for service)

Copies to:

David B. Miller, Esq. Michael K. Coddington, Esq. Faegre & Benson LLP 2200 Wells Fargo Center 90 South Seventh Street Minneapolis, MN 55402 Telephone: (612) 766-7000 Facsimile: (612) 766-1600	Kris F. Heinzelman, Esq. George A. Stephanakis, Esq. Cravath, Swaine & Moore LLP Worldwide Plaza 825 Eighth Avenue New York, NY 10019 Telephone: (212) 474-1000 Facsimile: (212) 474-3700

     Approximate date of commencement of proposed sale to public: As soon as practicable after this Registration Statement becomes effective.
     If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box:    ☐
     If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering:    ☐
     If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering:    ☐
     If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration number of the earlier effective registration statement for the same offering:    ☐

     The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED OCTOBER 19, 2006
                             Shares
Capella Education Company
Common Stock

        Prior to this offering, there has been no public market for our common stock. The initial public offering price of our common stock is expected to be between $           per share and $           per share. We have applied to have our common stock listed on The Nasdaq Stock Market, Inc. under the symbol “CPLA.”
      We are selling                      shares of common stock and the selling shareholders are selling                      shares of common stock. We will not receive any of the proceeds from the shares of common stock sold by the selling shareholders.
      The underwriters have an option to purchase a maximum of                      additional shares from us to cover over-allotments of shares.
      Investing in our common stock involves risks. See “Risk Factors” beginning on page 11.

		Underwriting		Proceeds to
	Price to	Discounts and	Proceeds to	Selling
	Public	Commissions	Capella	Shareholders

Per Share	$	$	$	$
Total	$	$	$	$
      Delivery of the shares of common stock will be made on or about                     , 2006.
      Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.
Credit Suisse
                 Banc of America Securities LLC
                                             Piper Jaffray
Stifel Nicolaus
The date of this prospectus is                     , 2006.

Capella University

An accredited, exclusively online university
and wholly-owned subsidiary of Capella Education Company

      You should rely only on the information contained in this document or to which we have referred you. We have not authorized anyone to provide you with information that is different. This document may only be used where it is legal to sell these securities. The information in this document may only be accurate on the date of this document.
Dealer Prospectus Delivery Obligation
      Until                     , 2006 (25 days after the commencement of this offering), all dealers that effect transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealer’s obligation to deliver a prospectus when acting as an underwriter and with respect to unsold allotments or subscriptions.

i

PROSPECTUS SUMMARY
      This summary highlights information contained elsewhere in this prospectus. This summary sets forth the material terms of the offering, but does not contain all of the information that you should consider before investing in our common stock. You should read the entire prospectus carefully before making an investment decision, especially the risks of investing in our common stock discussed under “Risk Factors.” Unless the context otherwise requires, the terms “we,” “us,” “our” and “Capella” refer to Capella Education Company and its wholly owned subsidiary, Capella University. Unless otherwise indicated, industry data is derived from publicly available sources. Certain figures in this prospectus may not total due to rounding adjustments.
Overview
      We are an exclusively online post-secondary education services company. Through our wholly owned subsidiary, Capella University, we offer a variety of doctoral, master’s and bachelor’s programs in the following disciplines: business, organization and management; education; psychology; human services; and information technology. Our academic offerings combine competency-based curricula with the convenience and flexibility of an online learning format. At September 30, 2006, we offered 766 online courses and 13 academic programs with 76 specializations to approximately 16,400 learners.
      The majority of our learners are working adults seeking a degree to advance their careers, often with their current employer. The convenience and flexibility of our online learning environment allow learners to combine academic studies with their personal and professional responsibilities. Our courses are focused on helping working adult learners develop specific competencies that they can employ in their workplace. Our research shows that the quality of our academic offerings appeals to adults who value life-long learning. For this reason, we refer to our customers as learners, rather than students.
      We are committed to providing our learners with a high quality educational experience. We offer a broad array of curricula that incorporates competency-based instruction into a format specifically designed for online learning. Our faculty members bring significant academic credentials as well as teaching or practitioner experience in their particular disciplines. We offer our learners extensive support services, such as academic advising and career counseling, that are tailored to meet their specific needs in a flexible manner. Additionally, we employ a structured approach to academic oversight that is designed to provide consistency across our educational offerings and includes internal and external program reviews.
      In 2005, our end-of-year enrollment and revenues grew by approximately 19% and 27%, respectively, as compared to 2004. To date, our growth has resulted from a combination of: increased demand for our programs; expansion of our program and degree offerings; our ability to obtain specialized accreditations for certain programs we offer; establishment of relationships with large corporate employers, the U.S. Armed Forces and other colleges and universities; and a growing acceptance of online education. We seek to achieve growth in a manner that assures continued improvement in educational quality and learner success, while maintaining compliance with regulatory standards. Additionally, we seek to enhance our operational and financial performance by tracking and analyzing quantifiable metrics that provide insight as to the effectiveness of our business and educational processes. Our exclusively online focus facilitates our ability to track a variety of metrics.
      Capella University participates in the federal student financial aid programs authorized by Title IV of the Higher Education Act of 1965, as amended, or Title IV, which are administered by the U.S. Department of Education. To be certified to participate in Title IV programs, a school must receive and maintain authorization by the appropriate state educational agency, be accredited by an accrediting agency recognized by the Secretary of the Department of Education, and be certified as an eligible institution by the Department of Education.

Industry
      The U.S. market for post-secondary education is a large, growing market. Based on 2005 estimates by the Department of Education, National Center for Education Statistics, or NCES, revenue for post-secondary degree-granting educational institutions exceeded $260 billion in the 2000 – 2001 academic year. According to a 2005 publication by the NCES, the number of post-secondary students enrolled as of the Fall of 2002 was 16.6 million and is expected to grow to 18.8 million in 2010. We believe the forecasted growth in post-secondary enrollment is a result of a number of factors, including the expected increase in annual high school graduates from 2.9 million in 2002 to 3.3 million in 2010 (based on estimates published by the NCES in 2005), the significant and measurable personal income premium that is attributable to post-secondary education and an increase in demand by employers for professional and skilled workers. According to the U.S. Department of Commerce, Census Bureau, as of March 2004, over 63% of adults (persons 25 years of age or older) did not possess a post-secondary degree. Of the 16.6 million post-secondary students enrolled as of the Fall of 2002, the NCES estimated that 6.5 million were adults, representing 39% of total enrollment. We expect that adults will continue to represent a large, growing segment of the post-secondary education market as they seek additional education to secure better jobs, or to remain competitive or advance in their current careers.
      According to reports published in 2004 by Eduventures, LLC, an education consulting and research firm, the revenue growth rate in fully-online education exceeded the revenue growth rate in the for-profit segment of the post-secondary market from 2001 to 2003. We believe that the higher growth in demand for fully-online education is largely attributable to the flexibility and convenience that it offers to both working adults and traditional students. Additionally, in 2005, Eduventures projected that the number of students enrolled in fully-online programs at Title IV eligible, degree-granting institutions would grow by approximately 28% in 2005 to reach approximately 1.2 million as of December 31, 2005, and would grow to approximately 1.8 million by December 31, 2007. Eduventures also projected that annual revenues generated from students enrolled in fully-online programs at Title IV eligible, degree-granting institutions would increase by more than 36% in 2005 to reach more than $7.0 billion in that year.
Our Competitive Strengths
      We believe we have the following competitive strengths:
      Commitment to Academic Quality. We are committed to providing our learners with a high quality academic experience. Our commitment to academic quality is a tenet of our culture and we believe that our commitment is reflected in our curricula, faculty, learner support services and academic oversight process.
      Exclusive Focus on Online Education. In contrast to institutions converting traditional, classroom-based educational offerings to an online format, our academic programs have been designed solely for online delivery. Our curriculum design offers flexibility and promotes a high level of interaction, our faculty are specifically trained to deliver online education, and our learner support infrastructure was developed to track learner progress and performance to meet the needs of online learners.
      Academic Programs and Specializations Designed for Working Adults. We currently offer 13 academic programs with 76 specializations specifically designed to appeal to and meet the educational objectives of working adults. Our curricula and pedagogy are designed to enable learners to apply relevant knowledge in their workplace.
      Extensive Learner Support Services. We provide extensive learner support services via teams assigned to serve as each learner’s primary point of contact. Our support services include: academic services, such as advising, writing and research services; administrative services, such as online class registration and transcript requests; library services; and career counseling services.
      Experienced Management Team with Significant Business, Academic and Marketing Expertise. Our management team possesses extensive experience in business, academic and marketing management. We utilize cross-functional teams to ensure that our business objectives are met while continuing to deliver academic quality.
Our Operating Strategy
      We intend to pursue the following operating strategies using cash on hand and future cash flows from operations:
      Continue to Focus on Learner Success and Experience. Our commitment to helping our learners reach their educational and professional goals guides the development of our curricula, the recruitment and training of our faculty and staff, and the design of our support services. We believe our focus on learner success will continue to enhance learner satisfaction, leading to higher levels of learner engagement, retention and referrals.
      Invest in Further Differentiating the Capella Brand. We will continue to focus on enhancing our brand recognition as a quality, exclusively online university for working adults through a variety of integrated online and offline advertising media. Additionally, we seek to differentiate our brand from those of other educational providers by communicating our ability to deliver high quality educational programs in targeted specializations. In order to optimize our marketing investment, we regularly perform market tests, analyze the results and refine our marketing approach based on the findings.
      Enhance the Effectiveness of Our Learner Recruiting. We have invested substantial resources in performing detailed market research that enables us to identify potential learners best suited for our educational experience. Using this research, we will continue to target our marketing and recruiting expenditures toward segments of the market that we believe are more likely to result in us enrolling learners who will complete their programs. We intend to increase our marketing expenditures and to continue to enhance the training we provide to our recruitment personnel.
      Further Develop and Expand Our Program and Degree Offerings. We will continue to develop our existing bachelor’s, master’s and doctoral program offerings while selectively adding new programs and specializations in disciplines that we believe offer significant market potential and in which we believe we can deliver a high quality learning experience. In particular, we intend to emphasize growth in our master’s degree offerings, and to focus on targeted specializations in our master’s and doctoral programs for which we believe there is significant demand. Examples include our recently launched master’s and doctoral specializations targeting K-12 education, community college and healthcare management professionals.
Risks Affecting Us
      Our business is subject to numerous risks as discussed more fully in the section entitled “Risk Factors” immediately following this Prospectus Summary. In particular, our business would be adversely affected if:

•	we are unable to comply with the extensive regulatory requirements to which our business is subject, including Title IV of the Higher Education Act and the regulations under that act, from which we derived 67% of our revenues (calculated on a cash basis) in 2005, state laws and regulations, and accrediting agency requirements, and our inability to comply with these regulations could result in our ceasing operations altogether;

•	we experience any learner, regulatory, reputational, instructional or other events that adversely affect our doctoral offerings, from which we currently derive a significant portion of our revenues and, after the full allocation of corporate overhead expenses, all of our operating income;

•	we experience damage to our reputation or other adverse effects in connection with the compliance audit of Capella University currently being conducted by the Office of Inspector General of the U.S. Department of Education;

•	we are unable to develop new programs and expand our existing programs in a timely and cost-effective manner;

•	we are unable to attract and retain working adult learners to our programs in the highly competitive market in which we operate;

•	we are unable to attract and retain key personnel needed to sustain and grow our business; or

•	our reputation is damaged by regulatory actions or negative publicity affecting us or other companies in the for-profit higher education sector.
Our Executive Offices
      Our principal executive offices are located at 225 South 6th Street, 9th Floor, Minneapolis, Minnesota 55402, and our telephone number is (888) 227-3552. Our website is located at www.capellaeducationcompany.com. The information on, or accessible through, our website does not constitute part of, and is not incorporated into, this prospectus.
Accreditation
      Capella University is accredited by The Higher Learning Commission and a member of the North Central Association of Colleges and Schools (NCA), 30 N. LaSalle, Suite 2400, Chicago, Illinois 60602-2504; telephone (312) 263-0456; website www.ncahigherlearningcommission.org. The information on, or accessible through, the website of The Higher Learning Commission and the NCA does not constitute part of, and is not incorporated into, this prospectus.

The Offering

Common stock offered by us	shares (or shares, if the underwriters exercise their over-allotment option in full)

Common stock offered by the selling shareholders	shares

Total offering	shares

Common stock to be outstanding after the offering	shares

Proposed Nasdaq Stock Market, Inc. symbol	CPLA

Use of proceeds	We estimate that the net proceeds to us from this offering will be approximately $ million (based on the midpoint of the range set forth on the cover page of this prospectus), or approximately $ million if the underwriters exercise their over-allotment option in full.

As described in “Use of Proceeds” and “Dividend Policy,” we intend to use the net proceeds of this offering:

• to pay a special dividend to our shareholders of record as of October 3, 2006 in an amount equal to the gross proceeds from the sale of common stock by us in this offering, not including any proceeds received by us from the underwriters’ exercise of their over-allotment option; and

• if any balance remains, to pay estimated fees and expenses of this offering and for general corporate purposes.

The payment of the special dividend with the gross proceeds of this offering permits a return of capital to all of our existing shareholders, and does so without significantly decreasing our capital resources or requiring these shareholders to sell their shares. The aggregate amount of the special dividend (based on the midpoint of the range set forth on the cover page of this prospectus), will be $ million, or $ per share of common stock on an as if converted basis, of which $ million will be paid in respect of shares of our capital stock as to which our directors and executive officers as a group are deemed to exercise sole or shared voting or investment power. In particular, the special dividend to be paid in respect of shares of capital stock as to which our Chairman and Chief Executive Officer, Stephen G. Shank, and three of our directors, Jon Q. Reynolds, Jr., Tony J. Christianson and S. Joshua Lewis, exercise such beneficial ownership will be approximately $ million, $ million, $ million and $ million, respectively. Entities affiliated with Maveron LLC will receive $ million of the special dividend, and one of our directors, Jody G. Miller, is a venture partner with Maveron LLC. Entities affiliated with Forstmann Little & Co. will receive $ million of the special dividend, and one of our directors, Gordon A. Holmes, is a limited partner of each general partner of such entities. See “Certain Relationships and Related Transactions – Special Dividend” for additional information regarding the beneficiaries of the special dividend.

We will not receive any of the proceeds from the sale of shares of our common stock by the selling shareholders. For sensitivity information as to the offering price and other information, see “Use of Proceeds.”

Dividend Policy	Following the consummation of the offering, and other than the special cash dividend described under “Use of Proceeds” above, we do not expect to pay any dividends on our common stock for the foreseeable future.

Risk Factors	You should carefully read and consider the information set forth under the heading titled “Risk Factors” and all other information set forth in this prospectus before deciding to invest in shares of our common stock.
      The number of shares of common stock shown to be outstanding after the offering is based on the number of shares of common stock outstanding as of September 30, 2006. This number does not include:

•	4,195,528 shares of common stock reserved for future issuance under our stock option plans, including 2,254,743 shares of common stock reserved for future issuance upon the exercise of stock options outstanding as of September 30, 2006 under our stock option plans, at a weighted average exercise price of $16.76 per share; and

•	450,000 shares of common stock reserved for future issuance upon the vesting of common stock outstanding under our stock purchase plan.
Except as otherwise indicated, all information in this prospectus assumes:

•	no exercise by the underwriters of their option to purchase up to additional shares from us to cover over-allotments of shares;

•	all outstanding shares of our preferred stock have been converted into shares of common stock in connection with this offering;

•	no outstanding options have been exercised since September 30, 2006;

•	that following the closing of this offering, we will pay a special cash dividend to our shareholders of record as of October 3, 2006 in an amount equal to the gross proceeds from the sale of common stock by us in this offering, not including any proceeds received by us from the underwriters’ exercise of their over-allotment option; and

•	all fractional common share amounts have been rounded to the nearest whole number.

Summary Financial and Other Data
      The following table sets forth our summary consolidated financial and operating data as of the dates and for the periods indicated. The summary consolidated statement of operations data for each of the years in the three-year period ended December 31, 2005, and the summary consolidated balance sheet data as of December 31, 2004 and 2005, have been derived from our audited consolidated financial statements, which are included elsewhere in this prospectus. The summary consolidated balance sheet data as of December 31, 2003, have been derived from our audited consolidated balance sheet as of December 31, 2003, which is not included in this prospectus.
      The summary consolidated statement of operations data for the nine months ended September 30, 2005 and 2006, and the summary consolidated balance sheet data as of September 30, 2006, have been derived from our unaudited financial statements, which are included elsewhere in this prospectus. In our opinion, the unaudited consolidated financial statements have been prepared on the same basis as our audited consolidated financial statements, except we adopted Statement of Financial Accounting Standards No. 123(R), Share Based Payment (FAS 123(R)) as of January 1, 2006, and include all adjustments, consisting of only normal recurring adjustments, necessary for a fair statement of our financial position and operating results for the unaudited periods. The summary consolidated financial and operating data as of and for the nine months ended September 30, 2006 are not necessarily indicative of the results that may be obtained for a full year.
      The following table also sets forth summary unaudited consolidated pro forma balance sheet data, which give effect to the transactions described in footnote (e) of the following table. The unaudited consolidated pro forma balance sheet data are presented for informational purposes only and do not purport to represent what our financial position actually would have been had the transactions so described occurred on the dates indicated or to project our financial position as of any future date.

      You should read the following summary financial and other data in conjunction with “Selected Consolidated Financial Data,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and related notes included elsewhere in this prospectus.

				Nine Months Ended
	Year Ended December 31,			September 30,

	2003	2004	2005	2005	2006(a)

	(In thousands, except per share and enrollment data)
Statement of Operations Data:
Revenues	$81,785	$117,689	$149,240	$107,321	$129,278
Costs and expenses:
Instructional costs and services	43,759	58,850	71,243	52,218	61,473
Selling and promotional	22,246	35,089	45,623	32,548	42,540
General and administrative	11,710	13,885	17,501	11,962	15,115

Total costs and expenses	77,715	107,824	134,367	96,728	119,128

Operating income	4,070	9,865	14,873	10,593	10,150
Other income, net	427	724	2,306	1,525	3,094

Income before income taxes	4,497	10,589	17,179	12,118	13,244
Income tax expense (benefit)	104	(8,196)	6,929	4,853	5,506

Net income	$4,393	$18,785	$10,250	$7,265	$7,738

Net income per common share:
Basic	$0.41	$1.68	$0.89	$0.64	$0.66
Diluted	$0.39	$1.62	$0.86	$0.61	$0.64
Weighted average number of common shares outstanding:
Basic	10,804	11,189	11,476	11,426	11,691
Diluted	11,154	11,599	11,975	11,950	12,021
Other Data:
Depreciation and amortization(b)	$4,177	$5,454	$6,474	$4,675	$6,046
Net cash provided by operating activities	$15,399	$16,049	$28,940	$18,789	$18,461
Capital expenditures	$3,719	$7,541	$9,079	$6,073	$11,132
EBITDA(c)	$8,247	$15,319	$21,347	$15,268	$16,196
Enrollment(d)	9,313	12,252	14,613	13,308	16,374

				As of September 30, 2006
	As of December 31,
					Pro
	2003	2004	2005	Actual	Forma(e)

	(In thousands)
Consolidated Balance Sheet Data:
Cash, cash equivalents and short-term marketable securities	$41,190	$49,980	$72,133	$77,434	$
Working capital(f)	27,516	37,935	53,718	57,449
Total assets	55,402	80,026	106,562	120,274
Total redeemable preferred stock	57,646	57,646	57,646	57,646
Shareholders’ equity (deficit)	(20,416)	(5)	14,414	26,051

(a)	Operating income, income before income taxes and EBITDA for the nine months ended September 30, 2006 included $2.7 million of stock-based compensation expense recognized under FAS 123(R). Net income and net income per common share for the nine months ended September 30, 2006 included $2.1 million of stock-based compensation expense recognized under FAS 123(R). In accordance with the modified prospective transition method provided under FAS 123(R), our consolidated financial statements for prior periods have not been restated to reflect, and do not include, the impact of FAS 123(R).

(b)	Depreciation and amortization is calculated using the straight-line method over the estimated useful lives of the assets. Amortization includes amounts related to purchased software, capitalized website development costs and internally developed software.

(c)	EBITDA consists of net income minus other income, net plus income tax expense (benefit) and plus depreciation and amortization. Other income, net consists primarily of interest income earned on short-term marketable securities, net of any interest expense for capital leases or notes payable. We use EBITDA as a measure of operating performance. However, EBITDA is not a recognized measurement under U.S. generally accepted accounting principles, or GAAP, and when analyzing our operating performance, investors should use EBITDA in addition to, and not as an alternative for, net income as determined in accordance with GAAP. Because not all companies use identical calculations, our presentation of EBITDA may not be comparable to similarly titled measures of other companies. Furthermore, EBITDA is not intended to be a measure of free cash flow, as it does not consider certain cash requirements such as tax payments.

We believe EBITDA is useful to an investor in evaluating our operating performance and liquidity because it is widely used to measure a company’s operating performance without regard to items such as depreciation and amortization. Depreciation and amortization can vary depending upon accounting methods and the book value of assets. We believe EBITDA presents a meaningful measure of corporate performance exclusive of our capital structure and the method by which assets were acquired.

Our management uses EBITDA:

•	as a measurement of operating performance, because it assists us in comparing our performance on a consistent basis, as it removes depreciation, amortization, interest and taxes; and

•	in presentations to the members of our board of directors to enable our board to have the same measurement basis of operating performance as is used by management to compare our current operating results with corresponding prior periods and with the results of other companies in our industry.

The following table provides a reconciliation of net income to EBITDA:

				Nine Months Ended
	Year Ended December 31,			September 30,

	2003	2004	2005	2005	2006

	(In thousands)
Net income	$4,393	$18,785	$10,250	$7,265	$7,738
Other income, net	(427)	(724)	(2,306)	(1,525)	(3,094)
Income tax expense (benefit)	104	(8,196)	6,929	4,853	5,506
Depreciation and amortization	4,177	5,454	6,474	4,675	6,046

EBITDA	$8,247	$15,319	$21,347	$15,268	$16,196

(d)	Enrollment reflects the total number of learners registered in a course as of the last day of classes for such periods.

(e)	The consolidated pro forma balance sheet data as of September 30, 2006, give effect to:

•	the conversion of all outstanding shares of preferred stock into shares of common stock in connection with this offering;

•	the sale of shares of common stock by us in this offering at an offering price of $ per share (the midpoint of the range set forth on the cover page of this prospectus);

•	our receipt of the estimated net proceeds of that sale after deducting underwriting discounts and commissions and estimated offering expenses payable by us; and

•	the payment following the closing of this offering of a special cash dividend to our shareholders of record as of October 3, 2006 in an amount equal to the gross proceeds from the sale of common stock by us in this offering, not including any proceeds received by us from the underwriters’ exercise of their over-allotment option. Based on an estimated offering price of $ per share (the midpoint of the range set forth on the cover page of this prospectus), the aggregate amount of the special cash dividend would be $ million, or $ per common share on an as if converted basis.

A $1.00 increase in the assumed offering price of $ per share would increase the aggregate amount of the special cash dividend by $ million and would increase the per share amount of the special cash dividend by $ , assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same. A $1.00 decrease in the assumed offering price of $ per share would decrease the aggregate amount of the special cash dividend by $ million and would decrease the per share amount of the special cash dividend by $ , assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same.

A $1.00 increase in the assumed offering price of $ per share would decrease each of total assets, cash, cash equivalents and short-term marketable securities, and shareholders’ equity by $ , assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same, and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us. A $1.00 decrease in the assumed offering price of $ per share would increase each of total assets, cash, cash equivalents and short-term marketable securities, shareholders’ equity by $ million, assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same, and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.

(f)	Working capital is calculated by subtracting total current liabilities from total current assets.

RISK FACTORS
      Investing in our common stock involves risks. Before making an investment in our common stock, you should carefully consider the following risks, as well as the other information contained in this prospectus, including our consolidated financial statements and related notes and “Management’s Discussion and Analysis of Financial Condition and Results of Operations.” The risks described below are those which we believe are the material risks we face. Any of the risk factors described below could significantly and adversely affect our business, prospects, financial condition and results of operations. As a result, the trading price of our common stock could decline and you may lose all or part of your investment.
Risks Related to the Extensive Regulation of Our Business

If we fail to comply with the extensive regulatory requirements for our business, we could face significant restrictions on our operations and monetary penalties, including loss of access to federal loans and grants for our learners on which we are substantially dependent.
      In 2005, we derived approximately 67% of our revenues (calculated on a cash basis) from federal student financial aid programs, referred to in this prospectus as Title IV programs, administered by the U.S. Department of Education. A significant percentage of our learners rely on the availability of Title IV program funds to cover their cost of attendance at Capella University and related educational expenses. Title IV programs include educational loans for our learners from both private lenders and the federal government at below-market interest rates that are guaranteed by the federal government in the event of default. Title IV programs also include several income-based grant programs for learners with the greatest economic need as determined in accordance with Department of Education regulations. To participate in Title IV programs, a school must receive and maintain authorization by the appropriate state education agencies, be accredited by an accrediting agency recognized by the Secretary of the Department of Education and be certified as an eligible institution by the Department of Education. As a result, we are subject to extensive regulation by state education agencies, our accrediting agency and the Department of Education. These regulatory requirements cover the vast majority of our operations, including our educational programs, facilities, instructional and administrative staff, administrative procedures, marketing, recruiting, financial operations and financial condition. These regulatory requirements can also affect our ability to acquire or open additional schools, to add new or expand existing educational programs and to change our corporate structure and ownership. The state education agencies, our accrediting agency and the Department of Education periodically revise their requirements and modify their interpretations of existing requirements.
      If we fail to comply with any of these regulatory requirements, our regulatory agencies could impose monetary penalties, place limitations on our operations, terminate our ability to grant degrees and certificates, revoke our accreditation and/or terminate our eligibility to receive Title IV program funds, each of which could adversely affect our financial condition and results of operations. In addition, should we fail to properly comply with the regulatory requirements set forth in the following risk factors, and as a result be charged, sanctioned, subjected to loss of a federal, state or agency approval or authorization, or otherwise be penalized in some way, our reputation could be damaged and such damage could have a negative impact on our stock price. We cannot predict with certainty how all of these regulatory requirements will be applied or whether we will be able to comply with all of the requirements in the future. We have described some of the most significant regulatory risks that apply to us in the following paragraphs.

We must seek recertification to participate in Title IV programs no less than every six years, and may, in certain circumstances, be subject to review by the Department of Education prior to seeking recertification.
      An institution that is certified to participate in Title IV programs must seek recertification from the Department of Education at least every six years, or when it undergoes a change of control. The recertification process includes the electronic submission of a new “Application for Approval to Participate in the Federal Student Financial Aid Programs,” which includes information about the school’s administration, ownership, educational programs and compliance with Department of Education regulations. The application is accompanied by financial statements and documentation of continued accreditation and state authorization. Our current certification expires on December 31, 2008. Our application for recertification will be due for submission no later than September 30, 2008. The Department of Education may also review our continued certification to participate in Title IV programs in the event we expand our activities in certain ways, such as opening an additional location or, in certain cases, if we modify the academic credentials that we offer. In addition, the Department of Education may withdraw our certification without advance notice if it determines that we are not fulfilling material requirements for continued participation in Title IV programs. If the Department of Education did not renew or withdrew our certification to participate in Title IV programs, our learners would no longer be able to receive Title IV program funds, which would have a material adverse effect on our enrollments, revenues and results of operations.

Congress may change the law or reduce funding for Title IV programs, which could reduce our learner population, revenues and profit margin.
      Congress reauthorizes the Higher Education Act of 1965, as amended (the Higher Education Act) and other laws governing Title IV programs approximately every five to eight years. The last reauthorization of the Higher Education Act was completed in 1998, which extended authorization through September 30, 2004. Because reauthorization had not yet been completed in a timely manner, Congress extended the current provisions of the Higher Education Act through June 30, 2007. Additionally, Congress reviews and determines appropriations for Title IV programs on an annual basis through the budget and appropriations process. There is no assurance that reauthorization of the Higher Education Act will happen, or that Congress will not enact changes that decrease Title IV program funds available to students, including students who attend our institution. A failure by Congress to reauthorize or otherwise extend the provisions of the Higher Education Act, or any action by Congress that significantly reduces funding for Title IV programs or the ability of our school or learners to participate in these programs, would require us to arrange for non-federal sources of financial aid and would materially decrease our enrollment. Such a decrease in enrollment would have a material adverse effect on our revenues and results of operations. Congressional action may also require us to modify our practices in ways that could result in increased administrative costs and decreased profit margin.

The Office of Inspector General of the U.S. Department of Education has commenced a compliance audit of Capella University which is ongoing and which may result in repayment of Title IV funds, fines, penalties, remedial action and damage to our reputation in the industry.
      The Office of Inspector General (“OIG”) of the U.S. Department of Education is responsible for, among other things, promoting the effectiveness and integrity of the Department of Education’s programs and operations. With respect to educational institutions that participate in the Title IV funding programs, the OIG conducts its work primarily through compliance audits and investigations. An OIG compliance audit typically focuses upon whether an institution administers federal funds in accordance with applicable rules and regulations, whereas an investigation typically indicates a concern regarding potential fraud or abuse involving federal funds. In our case, the OIG has informed us that they are conducting a compliance audit (and not an investigation) of Capella University. The compliance audit commenced on April 10, 2006 and since then we have been working with the OIG to facilitate their audit. The period under audit is the Title IV award years of 2002-2003, 2003-2004 and 2004-2005 (with each award year commencing on July 1st).
      We do not yet know the full scope of the OIG’s findings; however, based on the field auditors’ preliminary audit exceptions and our verbal communications with the OIG audit staff, we believe that the audit is primarily focused upon whether we properly calculated the amount of Title IV funds required to be returned for learners that withdrew from Capella University without providing an official notification of withdrawal and without engaging in any academic activity prior to such withdrawal. Based on its review to date, the OIG audit staff has identified several such learners for whom it believes proper returns of Title IV funds were not made. For the three year audit period, the total amount of Title IV funds that was not returned for learners that withdrew without providing official notification was approximately $500,000. If it is determined that we improperly withheld any portion of these funds, we would be required to return the improperly withheld funds. As part of our internal process of continuously evaluating and attempting to improve our policies and procedures, prior to the initiation of the OIG audit we had already begun modifying our policies and procedures for determining whether a learner is engaged in any academic activity. We developed these policies and procedures during spring 2006 and fully implemented them for the summer quarter. We believe the audit is also focused upon our policies and procedures for disbursing Title IV funding to learners, and focused to a lesser extent on our communication to our learners of our satisfactory academic progress policy, our exit counseling for federal student loan recipients, and our review of learners’ financial aid histories prior to disbursing Title IV funding. See “Regulatory Environment — Regulation of Federal Student Financial Aid Programs — Compliance Reviews” for information about the OIG audit staff’s inquiries.
      After the OIG completes its field work, the OIG will issue a draft audit report for our response and comment. At present, we do not anticipate receiving a draft audit report for several months, and we do not expect a final report for several months thereafter. In the event that the OIG identifies findings of noncompliance in its final report, the OIG will likely recommend remedial actions to the Office of Federal Student Aid, which will determine whether to require Capella University to refund certain federal student aid funds, modify our Title IV administration procedures, impose fines or penalties or take other remedial action. Because of the ongoing nature of the OIG audit, we can neither know nor predict with certainty the ultimate extent of the draft or final audit findings, or the potential liability or remedial actions that might result. These findings and related remedial action may have an adverse impact on our reputation in the industry, our cash flows and results of operations and our ability to recruit learners, and may have an adverse effect on our stock price. The possible effects of a finding of a regulatory violation (including refunds, fines, penalties and limitations, conditions, suspension or termination of our participation in Title IV programs) are described more fully in “Regulatory Environment — Regulation of Federal Student Financial Aid Programs — Potential Effect of Regulatory Violations.”

If we fail to maintain our institutional accreditation, we would lose our ability to participate in Title IV programs.
      Capella University is accredited by The Higher Learning Commission of the North Central Association of Colleges and Schools, one of six regional accrediting agencies recognized by the Secretary of the Department of Education as a reliable indicator of educational quality. Accreditation by a recognized accrediting agency is required for an institution to become and remain eligible to participate in Title IV programs. In 2007, we will seek to have our accreditation reaffirmed with The Higher Learning Commission as part of a regularly scheduled accreditation reaffirmation process. The Higher Learning Commission may impose restrictions on our accreditation or may not renew our accreditation. To remain accredited we must continuously meet certain criteria and standards relating to, among other things, performance, governance, institutional integrity, educational quality, faculty, administrative capability, resources and financial stability. Failure to meet any of these criteria or standards could result in the loss of accreditation at the discretion of The Higher Learning Commission. The loss of accreditation would, among other things, render our learners and us ineligible to participate in Title IV programs, reduce the marketability of a Capella degree and have a material adverse effect on our enrollments, revenues and results of operations.

If Capella University does not maintain its authorization in Minnesota, it may not operate or participate in Title IV programs.
      A school that grants degrees, diplomas or certificates must be authorized by the relevant education agency of the state in which it is located. Capella University is deemed to be located in the State of Minnesota and is authorized by the Minnesota Office of Higher Education. State authorization is also required for our learners to be eligible to receive funding under Title IV programs. Such authorization may be lost or withdrawn if Capella University fails to submit renewal applications and other required submissions to the state in a timely manner, or if Capella University fails to comply with material requirements under Minnesota statutes and rules for continued authorization. Loss of state authorization by Capella University from the Minnesota Office of Higher Education would terminate our ability to provide educational services as well as our eligibility to participate in Title IV programs.

Our regulatory environment and our reputation may be negatively influenced by the actions of other for-profit institutions.
      We are one of a number of for-profit institutions serving the post-secondary education market. In recent years, regulatory investigations and civil litigation have been commenced against several companies that own for-profit educational institutions. These investigations and lawsuits have alleged, among other things, deceptive trade practices and non-compliance with Department of Education regulations. These allegations have attracted adverse media coverage and have been the subject of federal and state legislative hearings. Although the media, regulatory and legislative focus has been primarily upon the allegations made against these specific companies, broader allegations against the overall for-profit school sector may negatively impact public perceptions of other for-profit educational institutions, including Capella University. Adverse media coverage regarding other companies in the for-profit school sector or regarding us directly could damage our reputation, could result in lower enrollments, revenues and operating profit, and could have a negative impact on our stock price. Such allegations could also result in increased scrutiny and regulation by the Department of Education, Congress, accrediting bodies, state legislatures or other governmental authorities on all for-profit institutions, including us.

We are subject to sanctions if we fail to correctly calculate and timely return Title IV program funds for learners who withdraw before completing their educational program.
      A school participating in Title IV programs must correctly calculate the amount of unearned Title IV program funds that have been disbursed to students who withdraw from their educational programs before completion and must return those unearned funds in a timely manner, generally within 30 days (45 days beginning September 8, 2006) of the date the school determines that the student has withdrawn. Under Department of Education regulations, late returns of Title IV program funds for 5% or more of students sampled on the institution’s annual compliance audit constitutes material non-compliance. If unearned funds are not properly calculated and timely returned, we may have to post a letter of credit in favor of the Department of Education or otherwise be sanctioned by the Department of Education, which could increase our cost of regulatory compliance and adversely affect our results of operations. As described in “Regulatory Environment — Regulation of Federal Student Financial Aid Programs — Compliance Reviews,” we are currently subject to an OIG audit which we understand includes a review of the amount of Title IV program funds that we returned for learners who withdrew from their educational programs before completion and without providing official notification of such withdrawal.

A failure to demonstrate “financial responsibility” may result in the loss of eligibility by Capella University to participate in Title IV programs or require the posting of a letter of credit in order to maintain eligibility to participate in Title IV programs.
      To participate in Title IV programs, an eligible institution must satisfy specific measures of financial responsibility prescribed by the Department of Education, or post a letter of credit in favor of the Department of Education and possibly accept other conditions on its participation in Title IV programs. The Department of Education may also apply such measures of financial responsibility to the operating company and ownership entities of an eligible institution and, if such measures are not satisfied by the operating company or ownership entities, require the institution to post a letter of credit in favor of the Department of Education and possibly accept other conditions on its participation in Title IV programs. Any obligation to post a letter of credit could increase our costs of regulatory compliance. If Capella University is unable to secure a letter of credit, it would lose its eligibility to participate in Title IV programs. In addition to the obligation to post a letter of credit, an institution that is determined by the Department of Education not to be financially responsible can be transferred from the “advance” system of payment of Title IV funds to cash monitoring status or to the “reimbursement” system of payment. Limitations on, or termination of, Capella University’s participation in Title IV programs as a result of its failure to demonstrate financial responsibility would limit Capella University’s learners’ access to Title IV program funds, which could significantly reduce our enrollments and revenues and materially and adversely affect our results of operations.

A failure to demonstrate “administrative capability” may result in the loss of Capella University’s eligibility to participate in Title IV programs.
      Department of Education regulations specify extensive criteria an institution must satisfy to establish that it has the requisite “administrative capability” to participate in Title IV programs. These criteria require, among other things, that the institution:

•	comply with all applicable Title IV program regulations;

•	have capable and sufficient personnel to administer the federal student financial aid programs;

•	have acceptable methods of defining and measuring the satisfactory academic progress of its students;

•	not have cohort default debt rates above specified levels;

•	have various procedures in place for safeguarding federal funds;

•	not be, and not have any principal or affiliate who is, debarred or suspended from federal contracting or engaging in activity that is cause for debarment or suspension;

•	provide financial aid counseling to its students;

•	refer to the Department of Education’s Office of Inspector General any credible information indicating that any applicant, student, employee or agent of the institution has been engaged in any fraud or other illegal conduct involving Title IV programs;

•	submit in a timely manner all reports and financial statements required by the regulations; and

•	not otherwise appear to lack administrative capability.
      If an institution fails to satisfy any of these criteria or comply with any other Department of Education regulations, the Department of Education may:

•	require the repayment of Title IV funds;

•	transfer the institution from the “advance” system of payment of Title IV funds to cash monitoring status or to the “reimbursement” system of payment;

•	place the institution on provisional certification status; or

•	commence a proceeding to impose a fine or to limit, suspend or terminate the participation of the institution in Title IV programs.
      If we are found not to have satisfied the Department of Education’s “administrative capability” requirements we could be limited in our access to, or lose, Title IV program funding, which would significantly reduce our enrollment and revenues and materially and adversely affect our results of operations.

We are subject to sanctions if we pay impermissible commissions, bonuses or other incentive payments to individuals involved in certain recruiting, admissions or financial aid activities.
      A school participating in Title IV programs may not provide any commission, bonus or other incentive payment to any person involved in student recruiting or admission activities or in making decisions regarding the awarding of Title IV program funds based on success in enrolling students or securing financial aid. If we violate this law, we could be fined or otherwise sanctioned by the Department of Education. Any such fines or sanctions could harm our reputation, impose significant costs on us, and have a material adverse effect on our results of operations.

Our failure to comply with regulations of various states could result in actions taken by those states that would have a material adverse effect on our enrollments, revenues and results of operations.
      Various states impose regulatory requirements on educational institutions operating within their boundaries. Several states have sought to assert jurisdiction over online educational institutions that have no physical location or other presence in the state but offer educational services to students who reside in the state, or that advertise to or recruit prospective students in the state. State regulatory requirements for online education are inconsistent between states and not well developed in many jurisdictions. As such, these requirements change frequently and, in some instances, are not clear or are left to the discretion of state employees or agents. Our changing business and the constantly changing regulatory environment require us to continually evaluate our state regulatory compliance activities. In the event we are found not to be in compliance, and a state seeks to restrict one or more of our business activities within its boundaries, we may not be able to recruit learners from that state and may have to cease providing service to learners in that state.
      Capella University is subject to extensive regulations by the states in which it is authorized or licensed. In addition to Minnesota, Capella University is authorized or licensed in the following 14 states for all or some of its programs because we have determined that our activities in these states constitute a presence or otherwise require authorization or licensure by the respective state educational agencies:

State	Capella University activity constituting presence requiring licensure or authorization

Alabama	Agreement with a former provider of library services to Capella students; employment of one-full time individual at the offices of the former library services provider.
Arizona	State agency broadly interprets presence requiring licensure to include the offering of degree programs by distance education; Capella also conducts in-state seminars.
Arkansas	Agreement with Wal-Mart Stores, Inc. under which Wal-Mart employees located in Arkansas receive discounted tuition for certain Capella University programs.
Colorado	No determination of presence; authorization granted in order to have marketing and recruiting agents in the state.
Florida	Recruiting activities in the state.
Georgia	Direct marketing and recruiting activities in the state.
Illinois	Authorization to conduct in-state seminars.
Kentucky	Direct marketing and recruiting activities in the state.
Nevada	Direct marketing and recruiting activities in the state; agreements with community colleges.
Ohio	Direct marketing and recruiting activities in the state for select programs.
Virginia	Direct marketing and recruiting activities in the state; agreements with community colleges.
Washington	Direct marketing and recruiting activities in the state; agreements with community colleges.
West Virginia	Direct marketing and recruiting activities in the state.
Wisconsin	State agency broadly interprets licensure requirements to cover all institutions serving residents of the state.
      As of the last day of classes for the quarter ended September 30, 2006, the number of learners living in each of these states (other than Minnesota, Florida and Georgia) was less than 5% of our total enrollment. As of the last day of classes for the quarter ended September 30, 2006, approximately 5% of our learners lived in Minnesota, approximately 6% lived in Florida and approximately 7% lived in Georgia.
      In some cases, the licensure or authorization is only for specific programs. In the majority of these states, Capella University has determined that separate licensure or authorization for its certificate programs is not necessary, although approval of certificate programs is required and has been obtained from the States of Arizona, Florida and Ohio. State laws typically establish standards for instruction, qualifications of faculty, administrative procedures, marketing, recruiting, financial operations and other operational matters. State laws and regulations may limit our ability to offer educational programs and award degrees. Some states may also prescribe financial regulations that are different from those of the Department of Education. Capella University is required to post surety bonds in several states. If we fail to comply with state licensing or authorization requirements, we may be subject to the loss of state licensure or authorization. Although we believe that the only state licensure or authorization that is necessary for Capella University to participate in Title IV programs is our authorization from the Minnesota Office of Higher Education, loss of licensure or authorization in other states could prohibit us from recruiting or enrolling students in those states, reduce significantly our enrollments and revenues and have a material adverse effect on our results of operations.

The inability of our graduates to obtain licensure in their chosen professional fields of study could reduce our enrollments and revenues, and potentially lead to litigation that could be costly to us.
      Certain of our graduates seek professional licensure in their chosen fields following graduation. Their success in obtaining licensure depends on several factors, including the individual merits of the learner, but also may depend on whether the institution and the program were approved by the state or by a professional association, whether the program from which the learner graduated meets all state requirements and whether the institution is accredited. Certain states have refused to license students who graduate from programs that do not meet specific types of accreditation, residency or other state requirements. In the past, certain states have refused to license learners from particular Capella University programs due to the fact that the program did not meet one or more of the state’s specific licensure requirements. We have had to respond to claims brought against us by former learners as a result of such refusal. Certain states have denied our graduates professional licensure because the Capella University program from which they graduated did not have a sufficient number of residency hours, did not satisfy state coursework requirements or was not accredited by a specific third party (such as the American Psychological Association). In the event that one or more states refuses to recognize our learners for professional licensure in the future based on factors relating to our institution or programs, the potential growth of our programs would be negatively impacted which could have a material adverse effect on our results of operations. In addition, we could be exposed to litigation that would force us to incur legal and other expenses that could have a material adverse effect on our results of operations.

If regulators do not approve or delay their approval of transactions involving a change of control of our company, our ability to participate in Title IV programs may be impaired.
      If we or Capella University experience a change of control under the standards of applicable state education agencies, The Higher Learning Commission or the Department of Education, we must seek the approval of each relevant regulatory agency. Transactions or events that constitute a change of control include significant acquisitions or dispositions of an institution’s common stock and significant changes in the composition of an institution’s board of directors. Some of these transactions or events may be beyond our control. We have received confirmation from the Department of Education and The Higher Learning Commission that this offering will not constitute a change of control under their respective standards. We have similarly received confirmation from each state educational agency that authorizes or licenses Capella University, and that also has specific requirements pertaining to change of ownership and control, that this offering will not constitute a change of control under its respective standards. The potential adverse effects of a change of control with respect to participation in Title IV programs could influence future decisions by us and our shareholders regarding the sale, purchase, transfer, issuance or redemption of our common stock. In addition, the adverse regulatory effect of a change of control finding also could discourage bids for your shares of our common stock and could have an adverse effect on the market price of your shares.

Government and regulatory agencies and third parties may conduct compliance reviews, bring claims or initiate litigation against us.
      Because we operate in a highly regulated industry, we are subject to compliance reviews and claims of non-compliance and lawsuits by government agencies, regulatory agencies and third parties, including claims brought by third parties on behalf of the federal government. If the results of these reviews or proceedings are unfavorable to us, or if we are unable to defend successfully against lawsuits or claims, we may be required to pay money damages or be subject to fines, limitations, loss of Title IV funding, injunctions or other penalties. Even if we adequately address issues raised by an agency review or successfully defend a lawsuit or claim, we may have to divert significant financial and management resources from our ongoing business operations to address issues raised by those reviews or to defend against those lawsuits or claims. Claims and lawsuits brought against us may damage our reputation, even if such claims and lawsuits are without merit.

We may lose eligibility to participate in Title IV programs if our student loan default rates are too high, which would significantly reduce our learner population.
      An educational institution may lose its eligibility to participate in some or all Title IV programs if, for three consecutive federal fiscal years, 25% or more of its students who were required to begin repaying their student loans in the relevant fiscal year default on their payment by the end of the next federal fiscal year. In addition, an institution may lose its eligibility to participate in some or all Title IV programs if its default rate exceeds 40% in the most recent federal fiscal year for which default rates have been calculated by the Department of Education. Capella University’s default rates on the Federal Family Education Loan, or FFEL, program loans for the 2002, 2003 and 2004 federal fiscal years, the three most recent years for which information is available, were 2.8%, 1.8% and 2.2%, respectively. If Capella University loses its eligibility to participate in Title IV programs because of high student loan default rates, our learners would no longer be eligible to receive Title IV program funds under various government-sponsored financial aid programs, which would significantly reduce our enrollments and revenues and have a material adverse effect on our results of operations.

We may lose eligibility to participate in Title IV programs if the 50% Rules are reinstated temporarily or permanently, which would significantly reduce our learner population and have an adverse effect on our revenues and operating profits.
      Prior to passage of the Higher Education Reconciliation Act of 2006, which was part of the Deficit Reduction Act of 2006, the Higher Education Act generally excluded from Title IV program participation institutions at which (1) more than 50% of the institution’s courses were offered via correspondence, including online courses, or (2) 50% or more of the institution’s students were enrolled in correspondence courses, including online courses. As an exclusively online university, the so called “50% Rules,” enacted in 1992, would otherwise have precluded us from participating in Title IV programs. However, in 1998, Congress authorized the Department of Education to establish and administer the Distance Education Demonstration Program, or the Demonstration Program, to assess the viability of providing Title IV program funds to institutions that offered online educational programs. We were accepted as a participant in the program and, by virtue of our participation in the program, our learners were able to access Title IV program funds.
      The 50% Rules were repealed for telecommunications courses (including online courses) as part of the Higher Education Reconciliation Act, and the Demonstration Program was thereafter terminated. As a result, our learners continue to be able to access Title IV Funds. At least six lawsuits were filed challenging the constitutionality of the Deficit Reduction Act in general, on grounds that there exist discrepancies between non-education related provisions of the legislation passed in the House and Senate. At least four of these cases have been dismissed at the U.S. District Court level, although at least two of those dismissals are currently being appealed. In the event litigation challenging the Deficit Reduction Act is successful, the 50% Rules could be reinstated and, barring reinstatement of the Demonstration Program or additional legislative action, our learners would not be able to access Title IV program funds. If our learners were temporarily or permanently unable to access Title IV funds, many would not be able to continue their educations at Capella University, which would significantly reduce our enrollments, revenues and operating profits.

We may lose eligibility to participate in Title IV programs if the percentage of our revenue derived from those programs is too high, which would significantly reduce our learner population.
      A for-profit institution loses its eligibility to participate in Title IV programs if, on a cash accounting basis, it derives more than 90% of its revenue from those programs in any fiscal year. In 2005, under the regulatory formula prescribed by the Department of Education, we derived approximately 67% of our revenues (calculated on a cash basis) from Title IV programs. If we lose our eligibility to participate in Title IV programs because more than 90% of our revenues are derived from Title IV program funds in any year, our learners would no longer be eligible to receive Title IV program funds under various government-sponsored financial aid programs, which would significantly reduce our enrollments and revenues and have a material adverse effect on our results of operations and financial condition.
Risks Related to Our Business

Our success depends in part on our ability to update and expand the content of existing programs and develop new programs and specializations on a timely basis and in a cost-effective manner.
      The updates and expansions of our existing programs and the development of new programs and specializations may not be accepted by existing or prospective learners or employers. If we cannot respond to changes in market requirements, our business may be adversely affected. Even if we are able to develop acceptable new programs, we may not be able to introduce these new programs as quickly as learners require or as quickly as our competitors introduce competing programs. To offer a new academic program, we may be required to obtain appropriate federal, state and accrediting agency approvals, which may be conditioned or delayed in a manner that could significantly affect our growth plans. In addition, to be eligible for federal student financial aid programs, a new academic program may need to be certified by the Department of Education. If we are unable to respond adequately to changes in market requirements due to financial constraints or other factors, our ability to attract and retain learners could be impaired and our financial results could suffer.
      Establishing new academic programs or modifying existing programs requires us to make investments in management and capital expenditures, incur marketing expenses and reallocate other resources. We may have limited experience with the courses in new areas and may need to modify our systems and strategy or enter into arrangements with other educational institutions to provide new programs effectively and profitably. If we are unable to increase the number of learners, or offer new programs in a cost-effective manner, or are otherwise unable to manage effectively the operations of newly established academic programs, our results of operations and financial condition could be adversely affected.

Our financial performance depends on our ability to continue to develop awareness among, and attract and retain, working adult learners.
      Building awareness of Capella University and the programs we offer among working adult learners is critical to our ability to attract prospective learners. It is also critical to our success that we convert these prospective learners to enrolled learners in a cost effective manner and that these enrolled learners remain active in our programs. Some of the factors that could prevent us from successfully enrolling and retaining learners in our programs include:

•	the emergence of more successful competitors;

•	factors related to our marketing, including the costs of Internet advertising and broad-based branding campaigns;

•	performance problems with our online systems;

•	failure to maintain accreditation;

•	learner dissatisfaction with our services and programs;

•	adverse publicity regarding us, our competitors or online or for-profit education generally;

•	price reductions by competitors that we are unwilling or unable to match;

•	a decline in the acceptance of online education; and

•	a decrease in the perceived or actual economic benefits that learners derive from our programs.
      If we are unable to continue to develop awareness of Capella University and the programs we offer, and to enroll and retain learners, our enrollments would suffer and our ability to increase revenues and maintain profitability would be significantly impaired.

Strong competition in the post-secondary education market, especially in the online education market, could decrease our market share, increase our cost of acquiring learners and put downward pressure on our tuition rates.
      Post-secondary education is highly competitive. We compete with traditional public and private two-year and four-year colleges as well as other for-profit schools. Traditional colleges and universities may offer programs similar to ours at lower tuition levels as a result of government subsidies, government and foundation grants, tax-deductible contributions and other financial sources not available to for-profit institutions. In addition, some of our competitors, including both traditional colleges and universities and other for-profit schools, have substantially greater name recognition and financial and other resources than we have, which may enable them to compete more effectively for potential learners and decrease our market share. We also expect to face increased competition as a result of new entrants to the online education market, including established colleges and universities that had not previously offered online education programs.
      We may not be able to compete successfully against current or future competitors and may face competitive pressures that could adversely affect our business or results of operations. For example, as the market continues to mature, certain of our competitors have begun to reduce tuition rates. We may therefore be required to reduce our tuition or increase spending in response to competition in order to retain or attract learners or pursue new market opportunities. We may also face increased competition in maintaining and developing new marketing relationships with corporations, particularly as corporations become more selective as to which online universities they will encourage their current employees to attend and from which online universities they will hire prospective employees. These competitive factors could cause our enrollments, revenues and profitability to significantly decrease.

We operate in a highly competitive market with rapid technological change, and we may not have the resources needed to compete successfully.
      Online education is a highly competitive market that is characterized by rapid changes in our learners’ technological requirements and expectations and evolving market standards. Competitors vary in size and organization from traditional colleges and universities to for-profit schools, corporate universities and software companies providing online education and training software. Each of these competitors may develop platforms or other technologies that are superior to the platform and technology we use. We may not have the resources necessary to acquire or compete with technologies being developed by our competitors, which may render our online delivery format less competitive or obsolete.

System disruptions and vulnerability from security risks to our online computer networks could impact our ability to generate revenue and damage the reputation of Capella University, limiting our ability to attract and retain learners.
      The performance and reliability of our technology infrastructure is critical to our reputation and ability to attract and retain learners. Any system error or failure, or a sudden and significant increase in bandwidth usage, could result in the unavailability of our courseroom platform, damaging our ability to generate revenue. Our technology infrastructure could be vulnerable to interruption or malfunction due to events beyond our control, including natural disasters, terrorist activities and telecommunications failures. In the Fall of 2005 we completed the transfer of our learners to a new courseroom platform, Blackboard

Learning System, formerly known as WebCT Vista, and we recently migrated this courseroom platform to a new server system. We are currently replacing our individual software applications with a comprehensive enterprise resource planning system. The implementation of this enterprise resource planning system is projected to continue into 2008. The enterprise resource planning system is a large-scale project to which our employees and contractors continue to devote substantial time. Our in-house expertise, including the expertise of our contractors, related to large-scale enterprise resource planning system implementations is limited, and an implementation of this scope by its nature gives rise to risk of system interruption or failure. During 2003 and 2004, we experienced intermittent failures of our courseroom platform that prevented learners from accessing their courses. We may experience additional interruptions or failures in our computer systems as a result of our ongoing implementation of our enterprise resource planning system, or our recently implemented new courseroom platform and server system. Any interruption to our technology infrastructure could have a material adverse effect on our ability to attract and retain learners and could require us to incur additional expenses to correct or mitigate the interruption.
      Our computer networks may also be vulnerable to unauthorized access, computer hackers, computer viruses and other security problems. A user who circumvents security measures could misappropriate proprietary information or cause interruptions or malfunctions in operations. As a result, we may be required to expend significant resources to protect against the threat of these security breaches or to alleviate problems caused by these breaches. We engage with multiple security assessment providers on a periodic basis to review and assess our security. We utilize this information to audit ourselves to ensure that we are continually monitoring the security of our technology infrastructure. However, we cannot assure you that these security assessments and audits will protect our computer networks against the threat of security breaches.

At present we derive a significant portion of our revenues and, after the full allocation of corporate overhead expenses, all of our operating income from our doctoral programs.
      Our origins are as an online university primarily for doctoral learners. Despite the expansion of our program offerings to include both master’s and bachelor’s degrees, our doctoral learner community remains an integral part of the success of our business model. At September 30, 2006, learners seeking doctoral, master’s and bachelor’s degrees represented 42%, 42% and 15%, respectively, of our enrollment. Due to the relative size, maturity and economics of our doctoral programs, for the year ended December 31, 2005 and for the nine months ended September 30, 2006, doctoral learners accounted for approximately $88.4 million, or 59.2%, and $71.6 million, or 55.4%, respectively, of our revenues, and, after the full allocation of corporate overhead expenses, all of our operating income. Prior to the full allocation of corporate overhead expenses, our doctoral programs accounted for most of our operating income in these periods. If we were to experience any learner, regulatory, reputational, instructional or other event that adversely affected our doctoral offerings, our results of operations could be significantly and adversely affected.

We are transitioning our library services and resources in-house, and by July 2007 we will have responsibility for providing library services to our learners. We have limited experience providing such services and any inability to do so effectively could limit our ability to attract and retain learners, and adversely affect our enrollments, revenues and operating profits.
      Our library services and resources are provided by the Sheridan Libraries at The Johns Hopkins University under an agreement between The Johns Hopkins University and us. We recently provided notice of termination to The Johns Hopkins University, effective at the end of the current term, December 31, 2006. Following termination, the agreement provides a transition period of up to six months, in this case through June 30, 2007. After that time, most of the library services currently performed by The Johns Hopkins University will be performed in-house by our own employees. We have limited experience in providing library services in-house, and to do so we will have to hire personnel, including approximately six in-house librarians, over the next six to nine months. Certain functions now performed by The Johns Hopkins University, such as interlibrary loan coordination, will be outsourced to a third party university.
      It is possible that we may not be able to provide library services in-house and through the third party university as successfully or as cost-effectively as we are currently planning. If we are not able to successfully provide in-house certain of the library services now performed by The Johns Hopkins University, or if the third party university does not perform as expected, the quality of our overall program would suffer, which would in turn decrease our enrollments, revenues and operating profits. If we are not able to provide such services as cost-effectively as planned, our operating profits would be adversely affected.

We may experience declines in our revenue and enrollment growth rates, and our growth may place a strain on our resources.
      We have experienced significant growth since we established our university in 1993. However, while we have continued to achieve growth in revenues and enrollment year-over-year, these growth rates have declined in recent periods and may continue to decline in the future. Specifically, we expect additional competitors to enter the online educational market and increased competition for online education offerings, including from colleges and universities that provide blended educational programs involving both classroom and online components.
      The growth that we have experienced in the past, as well as any future growth that we experience, may place a significant strain on our resources and increase demands on our management information and reporting systems and financial management controls. If we are unable to manage our growth effectively while maintaining appropriate internal controls, we may experience operating inefficiencies that could increase our costs and adversely affect our profitability and results of operations.

We rely on exclusive proprietary rights and intellectual property that may not be adequately protected under current laws, and we encounter disputes from time to time relating to our use of intellectual property of third parties.
      Our success depends in part on our ability to protect our proprietary rights. We rely on a combination of copyrights, trademarks, service marks, trade secrets, domain names and agreements to protect our proprietary rights. We rely on service mark and trademark protection in the United States and select foreign jurisdictions to protect our rights to the marks “CAPELLA,” “CAPELLA EDUCATION COMPANY,” and “CAPELLA UNIVERSITY,” as well as distinctive logos and other marks associated with our services. We rely on agreements under which we obtain rights to use course content developed by faculty members and other third party content experts. We cannot assure you that these measures will be adequate, that we have secured, or will be able to secure, appropriate protections for all of our proprietary rights in the United States or select foreign jurisdictions, or that third parties will not infringe upon or violate our proprietary rights. Despite our efforts to protect these rights, unauthorized third parties may attempt to duplicate or copy the proprietary aspects of our curricula, online resource material and other content. Our management’s attention may be diverted by these attempts and we may need to use funds in litigation to protect our proprietary rights against any infringement or violation.
      We may encounter disputes from time to time over rights and obligations concerning intellectual property, and we may not prevail in these disputes. In certain instances, we may not have obtained sufficient rights in the content of a course. Third parties may raise a claim against us alleging an infringement or violation of the intellectual property of that third party. Some third party intellectual property rights may be extremely broad, and it may not be possible for us to conduct our operations in such a way as to avoid those intellectual property rights. Any such intellectual property claim could subject us to costly litigation and impose a significant strain on our financial resources and management personnel regardless of whether such claim has merit. Our general liability and cyber liability insurance may not cover potential claims of this type adequately or at all, and we may be required to alter the content of our classes or pay monetary damages, which may be significant.

We may incur liability for the unauthorized duplication or distribution of class materials posted online for class discussions.
      In some instances, our faculty members or our learners may post various articles or other third party content on class discussion boards. We may incur liability for the unauthorized duplication or distribution of this material posted online for class discussions. Third parties may raise claims against us for the unauthorized duplication of this material. Any such claims could subject us to costly litigation and impose a significant strain on our financial resources and management personnel regardless of whether the claims have merit. Our general liability insurance may not cover potential claims of this type adequately or at all, and we may be required to alter the content of our courses or pay monetary damages.

A reclassification of our adjunct faculty by authorities may have a material adverse effect on our results of operations.
      Adjunct faculty comprised approximately 85% of our faculty population at September 30, 2006. We classify our adjunct faculty as independent contractors, as opposed to employees. Because we classify our adjunct faculty as independent contractors, we do not withhold federal or state income or other employment related taxes, make federal or state unemployment tax or Federal Insurance Contributions Act, or FICA, payments or provide workers’ compensation insurance with respect to our adjunct faculty. The determination of whether adjunct faculty members are properly classified as independent contractors or as employees is based upon the facts and circumstances of our relationship with our adjunct faculty members. Federal or state authorities may challenge our classification as incorrect and assert that our adjunct faculty members must be classified as employees. In the event that we were to reclassify our adjunct faculty as employees, we would be required to withhold the appropriate taxes, make unemployment tax and FICA payments and pay for workers’ compensation insurance and additional payroll processing costs. If we had reclassified our adjunct faculty members as employees for 2005, we estimate our additional tax, workers’ compensation insurance and payroll processing payments would have been approximately $1.2 million for that year. The amount of additional tax and insurance payments would increase in the future as the total amount we pay to adjunct faculty increases. In addition to these known costs, we could be subject to retroactive taxes and penalties, which may be significant, by federal and state authorities which could adversely affect our financial condition and results of operations.

We may not be able to retain our key personnel or hire and retain the personnel we need to sustain and grow our business.
      Our success to date has depended, and will continue to depend, largely on the skills, efforts and motivation of our executive officers, who generally have significant experience with our company and within the education industry. Our Chairman and Chief Executive Officer, Stephen Shank, is 62 years old and has been our Chief Executive Officer since he founded Capella in 1991. Mr. Shank is also the Chancellor of Capella University. To facilitate an orderly development and transition of leadership, our board of directors has been engaged in ongoing succession planning. Mr. Shank has advised the board that at such point as clear Chief Executive Officer succession capability has been established, and no earlier than 2008, he would relinquish his duties as Chief Executive Officer. As one means to facilitate Mr. Shank’s eventual transition, the board established the position of Chief Operating Officer.
      Our Senior Vice President, Dr. Michael Offerman, has been our Senior Vice President since joining us in 2001. Dr. Offerman is also the President and a director of Capella University. Paul Schroeder has held various senior management positions at our company since joining Capella in 2001 and is currently a Senior Vice President of Capella Education Company and a director and Senior Vice President of Capella University. Recently, Dr. Offerman’s daily activities as President of Capella University were redefined and Mr. Schroeder accepted a new position within Capella University. As part of the inducement to encourage them to accept these new roles, we entered into an employment agreement in May 2006 with each of Dr. Offerman and Mr. Schroeder that, as later amended, provides, among other consideration, the right for each to receive 12 month’s severance pay even if he voluntarily terminates his employment with us, so long as such termination occurs between March 3, 2007 and May 31, 2007 and he has given us at least

30 days advance notice of his intention to leave. These agreements incentivize Dr. Offerman and Mr. Schroeder to stay with us until at least March 3, 2007, but may facilitate the termination of their employment with us after that time.
      Our success also depends in large part upon our ability to attract and retain highly qualified faculty, school directors, administrators and corporate management. Due to the nature of our business, we face significant competition in attracting and retaining personnel who possess the skill sets we seek. In addition, key personnel may leave us and subsequently compete against us. We do not carry life insurance on our key personnel for our benefit. The loss of the services of any of our key personnel, or our failure to attract and retain other qualified and experienced personnel on acceptable terms, could impair our ability to successfully sustain and grow our business, which could in turn materially and adversely affect our results of operations.

Our learner population and revenues could decrease if the government tuition assistance offered to U.S. Armed Forces personnel is reduced or eliminated, if the tuition discounts which we offer to U.S. Armed Forces personnel are reduced or eliminated, or if our informal arrangements with any military bases deteriorate.
      Active duty members of the U.S. Armed Forces are eligible to receive tuition assistance from the government, which they may use to pursue post-secondary degrees. We offer tuition discounts generally ranging from 10% to 15% to all members of the U.S. Armed Forces and immediate family members of active duty U.S. Armed Forces personnel. For the quarter ended September 30, 2006, approximately 18% of our learners received a U.S. Armed Forces tuition discount. During 2005, we provided approximately $3.0 million of such discounts. We also have non-exclusive agreements with various educational institutions of the U.S. Armed Forces pursuant to which we have agreed to accept credits toward a Capella University degree from certain military educational programs. These agreements generally may be terminated by either party upon 30 to 45 days notice. Additionally, we have informal arrangements with several military bases pursuant to which the bases make information about Capella University available to interested service members. Each of these informal arrangements is not binding on either party and either party could end the arrangement at any time. If our informal arrangement with any military base deteriorates or ends, our efforts to recruit learners from that base will be impaired. In the event that governmental tuition assistance programs to active duty members of the U.S. Armed Forces are reduced or eliminated, if our tuition discount program which we offer U.S. Armed Forces personnel and their immediate family members is reduced or eliminated, or if our informal arrangements with any military base deteriorates, this could materially and adversely affect our revenues and results of operations.

Our expenses may cause us to incur operating losses if we are unsuccessful in achieving growth.
      Our expenses are based, in significant part, on our estimates of future revenues and are largely fixed in the short term. As a result, we may be unable to adjust our spending in a timely manner if our revenues fall short of our expectations. Accordingly, any significant shortfall in revenues in relation to our expectations would have an immediate and material adverse effect on our profitability. In addition, as our business grows, we anticipate increasing our operating expenses to expand our program offerings, marketing initiatives and administrative organization. Any such expansion could cause material losses to the extent we do not generate additional revenues sufficient to cover those expenses.

Seasonal and other fluctuations in our results of operations could adversely affect the trading price of our common stock.
      In reviewing our results of operations, you should not focus on quarter-to-quarter comparisons. Our results in any quarter may not indicate the results we may achieve in any subsequent quarter or for the full year. Our revenues and operating results normally fluctuate as a result of seasonal variations in our business, principally due to changes in enrollment. Learner population varies as a result of new enrollments, graduations and learner attrition. While our number of enrolled learners has grown in each sequential quarter over the past three years, the number of enrolled learners has been proportionally greatest in the fourth quarter of each respective year. A significant portion of our general and administrative expenses do not vary proportionately with fluctuations in revenues. We expect quarterly fluctuations in operating results to continue as a result of seasonal enrollment patterns. Such patterns may change, however, as a result of new program introductions, the timing of seminars and events and increased enrollments of learners. These fluctuations may result in volatility or have an adverse effect on the market price of our common stock.

Our current success and future growth depend on the continued acceptance of the Internet and the corresponding growth in users seeking educational services on the Internet.
      Our business relies on the Internet for its success. A number of factors could inhibit the continued acceptance of the Internet and adversely affect our profitability, including:

•	inadequate Internet infrastructure;

•	security and privacy concerns; and

•	the unavailability of cost-effective Internet service and other technological factors.
      If Internet use decreases, or if the number of Internet users seeking educational services on the Internet does not increase, our business may not grow as planned.

Government regulations relating to the Internet could increase our cost of doing business, affect our ability to grow or otherwise have a material adverse effect on our business.
      The increasing popularity and use of the Internet and other online services has led and may lead to the adoption of new laws and regulatory practices in the United States or foreign countries and to new interpretations of existing laws and regulations. These new laws and interpretations may relate to issues such as online privacy, copyrights, trademarks and service marks, sales taxes, fair business practices and the requirement that online education institutions qualify to do business as foreign corporations or be licensed in one or more jurisdictions where they have no physical location or other presence. New laws, regulations or interpretations related to doing business over the Internet could increase our costs and materially and adversely affect our enrollments, revenues and results of operations.

An increase in interest rates could adversely affect our ability to attract and retain learners.
      Approximately 67% of our revenues (calculated on a cash basis) for the year ended December 31, 2005, were derived from Title IV programs, which involve subsidized student borrowing. Additionally, many of our learners finance their education through private, unsubsidized borrowing. Interest rates have reached relatively low levels in recent years, creating a favorable borrowing environment for learners. However, interest rates are currently increasing. Much of the financing our learners receive is tied to floating interest rates. In addition, in the event Congress decreases the amount available for federal student aid, our learners may have to pay higher, unsubsidized interest rates. Therefore, any future increase in interest rates will result in a corresponding increase in educational costs to our existing and prospective learners, which could result in a significant reduction in our learner population and revenues. Higher interest rates could also contribute to higher default rates with respect to our learners’ repayment of their education loans. Higher default rates may in turn adversely impact our eligibility to participate in some or all Title IV programs, which could result in a significant reduction in our learner population and our profitability.

Risks Related to the Offering

The price of our common stock may fluctuate significantly, and you could lose all or part of your investment.
      Volatility in the market price of our common stock may prevent you from being able to sell your shares at or above the price you paid for your shares. The market price of our common stock could fluctuate significantly for various reasons, which include:

•	our quarterly or annual earnings or those of other companies in our industry;

•	the public’s reaction to our press releases, our other public announcements and our filings with the Securities and Exchange Commission, or SEC;

•	changes in earnings estimates or recommendations by research analysts who track our common stock or the stocks of other companies in our industry;

•	changes in our number of enrolled learners;

•	new laws or regulations or new interpretations of laws or regulations applicable to our business;

•	seasonal variations in our learner population;

•	changes in accounting standards, policies, guidance, interpretations or principles;

•	changes in general conditions in the U.S. and global economies or financial markets, including those resulting from war, incidents of terrorism or responses to such events;

•	litigation involving our company or investigations or audits by regulators into the operations of our company or our competitors; and

•	sales of common stock by our directors, executive officers and significant shareholders.
      In addition, in recent years, the stock market has experienced extreme price and volume fluctuations. This volatility has had a significant impact on the market price of securities issued by many companies, including companies in our industry. The changes frequently appear to occur without regard to the operating performance of these companies. The price of our common stock could fluctuate based upon factors that have little or nothing to do with our company, and these fluctuations could materially reduce our stock price.

There is no existing market for our common stock, and we do not know if one will develop to provide you with adequate liquidity.
      There has not been a public market for our common stock. We cannot predict the extent to which investor interest in our company will lead to the development of an active trading market on The Nasdaq Stock Market, Inc. or otherwise, or how liquid that market might become. If an active trading market does not develop, you may have difficulty selling any of our common stock that you buy. The initial public offering price for the shares will be determined by negotiations between us and the representative of the underwriters and may not be indicative of prices that will prevail in the open market following this offering. Consequently, you may not be able to sell shares of our common stock at prices equal to or greater than the price paid by you in this offering.

Future sales of our common stock in the public market could lower our stock price.
      We may sell additional shares of common stock in subsequent public offerings. We may also issue additional shares of common stock to finance future acquisitions. After the completion of this offering, we will have                      outstanding shares of common stock. This number includes                      shares being sold in this offering, which may be resold immediately in the public market.                      shares of our common stock, or           % of our total outstanding shares, are restricted from immediate resale under the federal securities laws and the lock-up agreements between certain of our current shareholders and the underwriters described in the section entitled “Underwriting,” but may be sold into the market in the near future. These shares will become available for sale at various times following the expiration of the lock-up agreements which, without the prior consent of Credit Suisse Securities (USA) LLC, is 180 days (subject to an extension of no more than 34 days as a result of an earnings release by us or the occurrence of material news or a material event relating to us) after the date of this prospectus, subject to volume limitations and manner-of-sale requirements under Rule 144 of the Securities Act of 1933 (the Securities Act). However, Credit Suisse Securities (USA) LLC may release all or a portion of these shares subject to lock-up agreements at any time without notice. The period immediately following expiration of the lock-up agreements may experience relatively higher levels of selling activity.
      In addition, we plan to file an S-8 registration statement under the Securities Act shortly after the date of this prospectus to register 4,645,528 shares of our common stock issuable under our stock incentive plans and our employee stock purchase plan. The S-8 registration statement will be effective upon filing with the SEC. As a result, after the effective date of the S-8 registration statement, shares issued under our stock incentive plans and employee stock purchase plan and covered by the S-8 registration statement will be eligible for resale in the public market without restriction, subject to Rule 144 limitations applicable to affiliates described in the section entitled “Shares Eligible for Future Sale — Registration on Form S-8” and, to the extent applicable, the lock-up agreements described in the section entitled “Underwriting.”
      After this offering, certain of our existing shareholders are expected to be parties to a registration rights agreement with us relating to 4,652,062 shares of our common stock. Under that agreement, these shareholders will have the right, after the expiration of the lock-up period, to require us to effect the registration of these shares. In addition, if we propose to register, or are required to register following the exercise of a “demand” registration right as described in the previous sentence, any of our shares of common stock under the Securities Act, all the shareholders who are parties to the registration rights agreement (and Legg Mason Wood Walker, Incorporated, with respect to 266,326 shares that it purchased pursuant to warrants that contained registration rights) will be entitled to include these shares of common stock in that registration.
      In accordance with the terms of our employee stock purchase plan, we may offer to our employees shares of our common stock under our employee stock purchase plan at a per share price below the then-current market price of our common stock. The discount will give our employees incentives to purchase shares of our common stock under the employee stock purchase plan. Our employees may sell some or all of these shares into the public market.
      We cannot predict the size of future issuances of our common stock or the effect, if any, that future issuances and sales of shares of our common stock will have on the market price of our common stock. Sales of substantial amounts of our common stock (including shares issued in connection with an acquisition and shares issued under our stock incentive plans and employee stock purchase plan), or the perception that such sales could occur, may adversely affect prevailing market prices for our common stock.

Our executive officers, directors and principal existing shareholders will continue to own a large percentage of our voting stock after this offering, which may allow them to collectively control substantially all matters requiring shareholder approval and, in the case of certain of our principal shareholders, will have other unique rights that may afford them access to our management.
      Our directors, executive officers and principal existing shareholders will beneficially own approximately                      shares, or           , of our common stock upon the completion of this offering. Our directors and executive officers will beneficially own in the aggregate approximately                                shares, or           , of our common stock after the offering, including approximately                                shares, or           , of our common stock beneficially owned by Stephen Shank, our Chief Executive Officer and Chairman of our Board of Directors. Our principal existing shareholders consist of Forstmann Little & Co. Equity Partnership-VI, L.P. (Forstmann VI), Forstmann Little & Co. Equity Partnership-VII, L.P. (Forst-

mann VII) and Forstmann Little & Co. Subordinated Debt and Equity Buyout Partnership-VIII, L.P. (Forstmann VIII), which we refer to as the Forstmann Little entities in this prospectus, Cherry Tree Ventures IV, L.P., Cherry Tree Core Growth Fund, L.L.L.P. and InfoPower L.L.L.P., which we refer to as the Cherry Tree entities in this prospectus, TCV V, L.P. and TCV Member Fund L.P., which we refer to as the entities affiliated with Technology Crossover Ventures in this prospectus, Putnam OTC & Emerging Growth Fund and TH Lee, Putnam Investment Trust — TH Lee, Putnam Emerging Opportunities Portfolio, which we refer to as the Putnam entities in this prospectus, Maveron Equity Partners 2000, L.P., Maveron Equity Partners 2000-B, L.P. and MEP 2000 Associates LLC, which we refer to as the Maveron entities in this prospectus, and Insight-Salmon River LLC, Insight Venture Partners IV, L.P., Salmon River Capital I LLC, Salmon River CIP LLC, Salmon River Capital II, L.P., Insight Venture Partners IV (Fund B), L.P., Insight Venture Partners IV (Co-Investors), L.P. and Insight Venture Partners (Cayman) IV, L.P., which we refer to as the Salmon River and Insight entities in this prospectus. Our principal existing shareholders will beneficially own approximately                      shares, or           %, of our common stock after this offering. As described under “Certain Relationships and Related Transactions — Purchase of Shares in this Offering,” certain of the entities affiliated with Technology Crossover Ventures and certain of the Salmon River and Insight entities have expressed an interest in purchasing shares in this offering. In the event that any of these entities purchase shares in this offering, the aggregate beneficial ownership of our principal existing shareholders after completion of this offering will increase accordingly. In addition to their shareholdings, Forstmann VI will also have the right to designate one person for election to our board of directors after the offering. Moreover, Forstmann VI, Maveron Equity Partners 2000, L.P., TH Lee, Putnam Investment Trust — TH Lee, Putnam Emerging Opportunities Portfolio and TCV V, L.P. will also have the right to inspect our books and records, to visit and inspect any of our properties and to discuss our affairs, finances, and accounts with our officers, lawyers, and accountants after the offering. In addition, the Forstmann Little entities will also have the right to consult and advise management on our significant business issues after the completion of this offering, including management’s proposed annual operating plans. See “Principal and Selling Shareholders” for a more detailed discussion of the shareholdings of our directors, executive officers and principal existing shareholders, “Management — Board Representation Agreement” for a more detailed discussion of Forstmann VI’s director designation right and “Management — Board Observation Rights; Inspection Rights” for a more detailed discussion of the inspection and consultation rights of certain of our principal existing shareholders.
      Accordingly, if some or all of these shareholders decided to act in concert, they could control us through their ability to determine the outcome of the election of our directors, to amend our articles of incorporation and bylaws and to take other actions requiring the vote or consent of shareholders, including mergers, going private transactions and other extraordinary transactions, and the terms of any of these transactions. The ownership positions of these shareholders may have the effect of delaying, deterring or preventing a change in control or a change in the composition of our board of directors. These shareholders may also use their contractual rights, including access to management, and their large ownership position to address their own interests, which may be different from those of investors in this offering.

Our articles of incorporation, bylaws, Minnesota law and regulations of state and federal education agencies may discourage takeovers and business combinations that our shareholders might consider in their best interests.
      Anti-takeover provisions of our articles of incorporation, bylaws, Minnesota law and regulations of state and federal education agencies could diminish the opportunity for shareholders to participate in acquisition proposals at a price above the then-current market price of our common stock. For example, while we have no present plans to issue any preferred stock, our board of directors, without further shareholder approval, may issue shares of undesignated preferred stock and fix the powers, preferences, rights and limitations of such class or series, which could adversely affect the voting power of your shares. In addition, our bylaws provide for an advance notice procedure for nomination of candidates to our board of directors that could have the effect of delaying, deterring or preventing a change in control. Further, as a Minnesota corporation, we are subject to provisions of the Minnesota Business Corporation Act, or MBCA, regarding “business combinations,” which can deter attempted takeovers in certain situations. The approval requirements of the Department of Education, our regional accrediting agency and state education agencies for a change in control transaction could also delay, deter or prevent a transaction that would result in a change in control. We may, in the future, consider adopting additional anti-takeover measures. The authority of our board to issue undesignated preferred or other capital stock and the anti-takeover provisions of the MBCA, as well as other current and any future anti-takeover measures adopted by us, may, in certain circumstances, delay, deter or prevent takeover attempts and other changes in control of the company not approved by our board of directors.

Being a public company will increase our expenses and administrative workload.
      As a public company with listed equity securities, we will need to comply with new laws, regulations and requirements, certain provisions of the Sarbanes-Oxley Act of 2002, related SEC regulations and requirements of The Nasdaq Stock Market, Inc. with which we are not required to comply as a private company. Complying with these statutes, regulations and requirements will occupy a significant amount of the time of our board of directors and management and will increase our costs and expenses. We estimate that incremental annual public company costs will be between $2.5 million and $3.0 million. During 2004 and 2005, we incurred approximately $0.5 million and $0.2 million, respectively, of general and administrative expenses and $0.2 million and $1.3 million, respectively, of capitalized registration costs, in anticipation of our becoming a public company. We will need to:

•	create or expand the roles and duties of our board of directors, our board committees and management;

•	institute more comprehensive compliance and internal audit functions;

•	evaluate and maintain our system of internal control over financial reporting, and report on management’s assessment thereof, in compliance with the requirements of Section 404 of the Sarbanes-Oxley Act of 2002 and the related rules and regulations of the SEC and the Public Company Accounting Oversight Board;

•	prepare and distribute periodic public reports in compliance with our obligations under the federal securities laws;

•	implement more comprehensive internal policies, such as those relating to disclosure controls and procedures and insider trading;

•	involve and retain to a greater degree outside counsel and accountants in the above activities;

•	hire investor relations support personnel; and

•	hire additional personnel to perform external reporting and internal accounting functions, including tax accounting functions.
      If we fail to take some of these actions, in particular with respect to our internal audit and accounting functions and our compliance function, our ability to timely and accurately report our financial results could be impaired.
      In addition, we also expect that being a public company subject to these rules and regulations will make it more expensive for us to obtain director and officer liability insurance, and we may be required to accept reduced coverage or incur substantially higher costs to obtain coverage. These factors could also make it more difficult for us to attract and retain qualified members of our board of directors, particularly to serve on our audit and compensation committees, and qualified executive officers.

We will be exposed to risks relating to evaluations of controls required by Section 404 of the Sarbanes-Oxley Act of 2002.
      We are in the process of evaluating our internal controls systems to allow management to report on, and our independent auditors to attest to, our internal control over financial reporting. We are required to comply with Section 404 with respect to our fiscal year ending December 31, 2007. With the assistance of outside consultants who specialize in preparing companies to comply with Section 404 of the Sarbanes Oxley Act of 2002, we began our process evaluation and subsequent remediation work in the second half of 2004. In connection with our evaluation, we have identified a number of control deficiencies, some of which have been remedied. In 2005 and 2006, we continued our remediation work and expanded our process evaluation through internal process reviews. However, we cannot be certain as to the timing of completion of our evaluation, testing and remediation actions or the impact of the same on our operations. Furthermore, upon completion of this process, we may identify control deficiencies of varying degrees of severity under applicable SEC and Public Company Accounting Oversight Board rules and regulations that remain unremediated. As a public company, we will be required to report, among other things, control deficiencies that constitute a “material weakness” or changes in internal controls that materially affect, or are reasonably likely to materially affect, internal controls over financial reporting. A “material weakness” is a significant deficiency, or combination of significant deficiencies that results in more than a remote likelihood that a material misstatement of the annual or interim financial statements will not be prevented or detected. If we fail to implement the requirements of Section 404 in a timely manner, we might be subject to sanctions or investigation by regulatory authorities such as the SEC or The Nasdaq Stock Market, Inc., and if we fail to remedy any material weakness, our financial statements may be inaccurate, we may face restricted access to the capital markets, and our stock price may be adversely affected.

We intend to use the proceeds from this offering to pay a special dividend to our existing shareholders. As a result, we do not expect to retain proceeds from this offering and our cash on hand may decrease.
      We intend to use all the net proceeds we receive from this offering to pay a portion of the special dividend payable to our existing shareholders. We will not receive any proceeds from the sale of common stock by the selling shareholders in this offering. In addition, we expect to pay a portion of the underwriting discounts and commissions and estimated offering expenses out of our cash on hand and the proceeds received by us from the underwriters’ exercise of their over-allotment option, if any. As a result, our cash on hand may decrease as a result of this offering and we expect to rely on cash on hand and future cash flows from operations to pursue our operating strategies. In addition, the payment of the special dividend in connection with this offering will permit our existing shareholders to obtain proceeds from this offering without being required to sell their shares.

You will suffer immediate and substantial dilution.
      The initial public offering price per share is substantially higher than the pro forma net tangible book value per share immediately after this offering. As a result, you will pay a price per share that substantially exceeds the tangible book value of our assets after subtracting our liabilities. At an assumed initial public offering price of $          (the midpoint of the range set forth on the cover page of this prospectus), you will incur immediate and substantial dilution in the amount of $           per share, of which $          per share is attributable to the payment of the special dividend to our existing shareholders. A $1.00 increase or decrease in the assumed initial public offering price of $           per share would decrease or increase, as applicable, our pro forma as adjusted net tangible book value per share of common stock by $          , and increase or decrease, as applicable, the dilution per share of common stock to new investors by $          and the dilution per share of common stock to new investors attributable to the payment of the special dividend to our existing shareholders by $          , in each case assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us. See “Dilution.” Upon consummation of this offering, we expect to have outstanding stock options to purchase 2,254,743 shares of our common stock at a weighted average exercise price of $16.76 per share. To the extent these options are exercised, there will be further dilution.

FORWARD-LOOKING STATEMENTS
      This prospectus contains “forward-looking statements,” which include information relating to future events, future financial performance, strategies, expectations, competitive environment, regulation and availability of resources. These forward-looking statements include, without limitation, statements regarding: proposed new programs; expectations that regulatory developments or other matters will not have a material adverse effect on our consolidated financial position, results of operations or liquidity; statements concerning projections, predictions, expectations, estimates or forecasts as to our business, financial and operational results and future economic performance; and statements of management’s goals and objectives and other similar expressions concerning matters that are not historical facts. Words such as “may,” “should,” “could,” “would,” “predicts,” “potential,” “continue,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar expressions, as well as statements in future tense, identify forward-looking statements.
      Forward-looking statements should not be read as a guarantee of future performance or results, and will not necessarily be accurate indications of the times at, or by, which such performance or results will be achieved. Forward-looking statements are based on information available at the time those statements are made or management’s good faith belief as of that time with respect to future events, and are subject to risks and uncertainties that could cause actual performance or results to differ materially from those expressed in or suggested by the forward-looking statements. Important factors that could cause such differences include, but are not limited to:

•	our failure to comply with the extensive regulatory framework applicable to our industry, including Title IV of the Higher Education Act and the regulations thereunder, state laws and regulatory requirements, and accrediting agency requirements;

•	issuance of draft and final audit reports of the OIG arising out of its ongoing compliance audit of Capella University, unanticipated findings therein, and possible remedial actions resulting therefrom;

•	risks associated with changes in applicable federal and state laws and regulations and accrediting agency policies;

•	the pace of growth of our enrollment;

•	our ability to convert prospective learners to enrolled learners and to retain active learners;

•	our success in updating and expanding the content of existing programs and developing new programs in a cost-effective manner or on a timely basis;

•	industry competition;

•	failure on our part to maintain and expand existing commercial relationships with the U.S. Armed Forces and various corporations and develop new commercial relationships;

•	risks associated with the competitive marketing environment in which we operate;

•	failure on our part to keep up with advances in technology that could enhance the online experience for our learners;

•	our ability to effectively implement our enterprise resource planning system;

•	our ability to manage future growth effectively;

•	general and economic conditions; and

•	other factors discussed under the headings “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” “Business” and “Regulatory Environment.”
      Forward-looking statements speak only as of the date the statements are made. You should not put undue reliance on any forward-looking statements. We assume no obligation to update forward-looking statements to reflect actual results, changes in assumptions or changes in other factors affecting forward-looking information, except to the extent required by applicable securities laws. If we do update one or more forward-looking statements, no inference should be drawn that we will make additional updates with respect to those or other forward-looking statements.

USE OF PROCEEDS
      The net proceeds from the sale of                      shares of our common stock offered by us in this offering will be approximately $           million (or approximately $           million if the underwriters exercise their over-allotment option in full), based on an estimated initial public offering price of $           per share, which is the midpoint of the range set forth on the cover page of this prospectus, and after deducting the underwriting discounts and commissions and estimated offering expenses payable by us. We will not receive any proceeds from the sale of the shares to be sold by the selling shareholders.
      We declared a special dividend which will be payable promptly after the completion of this offering to our shareholders of record as of October 3, 2006. The payment of the special dividend with the gross proceeds of this offering permits a return of capital to all of our existing shareholders, and does so without significantly decreasing our capital resources or requiring these shareholders to sell their shares. The aggregate amount of the special dividend will be equal to the gross proceeds received by us from this offering, excluding any proceeds received by us in the event the underwriters exercise their over-allotment option. Based on an estimated initial public offering price of $           per share (the midpoint of the range set forth on the cover page of this prospectus), we estimate that the amount of the special dividend will be $           million, or $          per common share on an as if converted basis.
      We intend to use all the net proceeds we receive from this offering to pay a portion of the special dividend. We intend to use cash on hand to pay the remaining amount of the special dividend and expenses of this offering. In the event that the underwriters exercise their over-allotment option prior to our paying the dividend, we will use proceeds we receive from that exercise, along with cash on hand, if necessary, to pay the remaining amount of the special dividend and the expenses of this offering. If there are any proceeds remaining from the underwriters’ exercise of their over-allotment option, we intend to use those remaining proceeds for general corporate purposes.
      Each $1.00 increase or decrease in the assumed public offering price of $           per share would increase or decrease, as applicable, the aggregate amount of the special dividend by $           million, the per share amount of the special dividend by $          and the net proceeds to us by approximately $           million, assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and, with respect to the net proceeds to us, after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.

DIVIDEND POLICY
      We declared a special dividend which will be payable promptly after the completion of this offering to our shareholders of record as of October 3, 2006. The payment of the special dividend with the gross proceeds of this offering permits a return of capital to all of our existing shareholders, and does so without significantly decreasing our capital resources or requiring these shareholders to sell their shares. The aggregate amount of the special dividend will be equal to the gross proceeds received by us from this offering, excluding any proceeds received by us in the event the underwriters exercise their over-allotment option. Based on an estimated initial public offering price of $           per share (the midpoint of the range set forth on the cover page of this prospectus), we estimate that the amount of the special dividend will be $           million, or $          per common share on an as if converted basis.
      Each $1.00 increase or decrease in the assumed public offering price of $           per share would increase or decrease, as applicable, the aggregate amount of the special dividend by $           million and the per share amount of the special dividend by $          , assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same.
      The aggregate amount of the special dividend (based on the midpoint of the range set forth on the cover page of this prospectus) will be $           million, of which $           million will be paid in respect of shares of our capital stock to which our directors and executive officers as a group are deemed to exercise sole or shared voting or investment power. In particular, the special dividend to be paid in respect of shares of capital stock as to which our Chairman and Chief Executive Officer, Stephen G. Shank, and three of our directors, Jon Q. Reynolds, Jr., Tony J. Christianson and S. Joshua Lewis, exercise such beneficial ownership will be approximately $           million, $           million, $           million and $           million, respectively. Entities affiliated with Maveron LLC will receive $           million of the special dividend, and one of our directors, Jody G. Miller, is a venture partner with Maveron LLC. Entities affiliated with Forstmann Little & Co. will receive $           million of the special dividend, and one of our directors, Gordon A. Holmes, is a limited partner of each general partner of such entities. See “Certain Relationships and Related Transactions — Special Dividend” for additional information regarding the beneficiaries of the special dividend.
      Other than the special dividend described above, we do not anticipate declaring or paying any cash dividends on our common stock in the foreseeable future. The payment of any dividends in the future will be at the discretion of our board of directors and will depend upon our financial condition, results of operations, earnings, capital requirements, contractual restrictions, outstanding indebtedness and other factors deemed relevant by our board. As a result, you will need to sell your shares of common stock to realize a return on your investment, and you may not be able to sell your shares at or above the price you paid for them.

CAPITALIZATION
      The following table sets forth our cash, cash equivalents and short-term marketable securities and our capitalization as of September 30, 2006:

•	on an actual basis;

•	on a pro forma basis, giving effect to (i) our sale of shares of our common stock in this offering (at an assumed initial public offering price of $ per share, the midpoint of the range set forth on the cover page of this prospectus and after deducting underwriting discounts and commissions and estimated offering expenses payable by us); (ii) the conversion of all outstanding shares of our Class A, Class B and Class D convertible preferred stock and our Class E and Class G redeemable convertible preferred stock into 9,178,097 shares of our common stock, which is expected to occur concurrently with the consummation of this offering in accordance with the provisions of each class of preferred stock’s respective certificate of designation; and (iii) the payment of a special dividend to our existing shareholders in the amount of the aggregate gross proceeds from the sale of common stock by us in this offering (not including any proceeds received by us from the underwriters’ exercise of their over-allotment option), which is expected to occur promptly upon the consummation of this offering.

      You should read this table together with “Use of Proceeds,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” “Description of Capital Stock” and our consolidated financial statements and related notes included elsewhere in this prospectus.

	As of
	September 30, 2006

	Actual	Pro Forma(a)

	(In thousands,
	except share and
	per share amounts)
Cash, cash equivalents and short-term marketable securities	$77,434

Debt:
Line of credit(b)	$—
Capital lease obligations	14

Notes payable(c)	476

Total debt	490

Redeemable preferred stock:
Class E Redeemable Convertible Preferred Stock: $0.01 par value; 2,596,491 shares authorized, issued and outstanding, actual; none authorized, issued and outstanding, pro forma	34,985
Class G Redeemable Convertible Preferred Stock: $0.01 par value; 2,184,550 shares authorized, 2,184,540 shares issued and outstanding, actual; none authorized, issued and outstanding, pro forma	22,661

Total redeemable preferred stock	57,646

Shareholders’ equity:
Class A Convertible Preferred Stock: $1.00 par value; 3,000,000 shares authorized, 2,810,000 shares issued and outstanding, actual; none authorized, issued and outstanding, pro forma	2,810
Class B Convertible Preferred Stock: $2.50 par value; 1,180,000 shares authorized, 460,000 shares issued and outstanding, actual; none authorized, issued and outstanding, pro forma	1,150
Class D Convertible Preferred Stock: $4.50 par value; 1,022,222 shares authorized, issued and outstanding, actual; none authorized, issued and outstanding, pro forma	4,600
Undesignated preferred stock: 2,961,808 authorized, none issued and outstanding, actual; 10,000,000 shares authorized, none issued and outstanding, pro forma	—
Common stock: $0.10 par value; 100,000,000 shares authorized, 2,555,533 shares issued and outstanding, actual; 100,000,000 shares authorized, shares issued and outstanding, $0.01 par value, pro forma(d)	255
Additional paid-in capital	13,189
Accumulated other comprehensive loss	(2)
Retained earnings/(Accumulated deficit)	4,049

Total shareholders’ equity	26,051

Total capitalization	$84,187

(a)	Assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same, and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us, a $1.00 increase in the assumed public offering price of $ per share would:

•	increase additional paid-in capital by approximately $ million;

•	decrease each of total shareholders’ equity and total capitalization by approximately $ million; and

•	decrease cash, cash equivalents and short-term marketable securities by approximately $ million.

Assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same, and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us, a $1.00 decrease in the assumed public offering price of $ per share would:

•	decrease additional paid-in capital by approximately $ million;

•	increase each of total shareholders’ equity and total capitalization by approximately $ million; and

•	increase cash, cash equivalents and short-term marketable securities by approximately $ million.

Assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same, a $1.00 increase or decrease in the assumed public offering price of $ per share would increase or decrease, as applicable, the aggregate amount of the special cash dividend by $ million.

(b)	At September 30, 2006, we had available funds under our revolving line of credit in the amount of $10.0 million. There have been no borrowings to date under our revolving line of credit.

(c)	During 2005 we entered into two payment plan agreements to finance asset purchases related to our enterprise resource planning system. See Note 6 to our consolidated financial statements included elsewhere in this prospectus for more information regarding these payment plan arrangements.

(d)	Excludes:

•	4,195,528 shares of common stock reserved for future issuance under our stock option plans, including 2,254,743 shares of common stock reserved for future issuance upon the exercise of stock options outstanding as of September 30, 2006 under our stock option plans, at a weighted average exercise price of $16.76 per share; and

•	450,000 shares of common stock reserved for future issuance upon the vesting of common stock outstanding under our stock purchase plan.

      For further information regarding our stock and stock option plans, see “Description of Capital Stock” and “Management — Existing Stock, Stock Option Plans and Other Incentive Plans.”

DILUTION
      If you invest in our common stock, your interest will be diluted to the extent of the difference between the initial public offering price per share of our common stock and the pro forma net tangible book value per share of our common stock after this offering. Dilution results from the fact that the per share offering price of our common stock is substantially in excess of the book value per share attributable to our existing shareholders for the presently outstanding stock and the payment of the special dividend to our existing shareholders.
      As of September 30, 2006, our pro forma net tangible book value would have been approximately $           million, or $           per share of common stock. Pro forma net tangible book value per share of common stock represents the amount of total tangible assets less total liabilities, divided by the number of shares of common stock outstanding after giving effect to the conversion of all outstanding classes of preferred stock into common stock upon the completion of this offering.
      Pro forma as adjusted net tangible book value per share represents the amount of total tangible assets less total liabilities, divided by the number of shares of common stock outstanding after giving effect to the conversion of all outstanding classes of preferred stock into common stock upon the completion of this offering, our sale of                      shares of common stock in this offering at an assumed initial public offering price of $           per share of common stock (the midpoint of the range set forth on the cover page of this prospectus), after deducting the underwriting discounts and commissions and estimated offering expenses payable by us and after payment of the special dividend to our existing shareholders. As of September 30, 2006, our pro forma as adjusted net tangible book value would have been approximately $           million, or $           per share of common stock. This represents an immediate decrease in pro forma as adjusted net tangible book value of $           per share of common stock to our existing shareholders and an immediate dilution in pro forma as adjusted net tangible book value of $           per share of common stock to investors purchasing common stock in this offering. The following table illustrates this per share dilution:

Assumed initial public offering price per share of common stock		$

Pro forma net tangible book value per share of common stock as of September 30, 2006	$
Increase per share of common stock attributable to new investors
Decrease per share of common stock after payment of underwriting discounts and commissions and estimated offering expenses by us
Decrease per share of common stock after payment of the special dividend to our existing shareholders

Pro forma as adjusted net tangible book value per share of common stock after this offering		$

Dilution per share of common stock to new investors		$

      A $1.00 increase or decrease in the assumed initial public offering price of $           per share would decrease or increase, as applicable, our pro forma as adjusted net tangible book value per share of common stock by $          , and increase or decrease, as applicable, the dilution per share of common stock to new investors by $          , assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same, after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us and after payment of the special dividend to our existing shareholders.
      The following table sets forth, as of September 30, 2006, on the pro forma as adjusted basis described above, the differences between existing shareholders and new investors with respect to the total number of shares of common stock purchased from us, the total consideration paid and the average price per share paid before deducting underwriting discounts and commissions and estimated offering expenses payable by

us, at an assumed initial public offering price of $           per share of common stock (the midpoint of the range set forth on the cover page of this prospectus).

	Shares Purchased			Total Consideration
Average Price
	Number	Percent		Amount	Percent		Per Share

	(In thousands)			(In thousands)
Existing shareholders			%	$		%	$
New investors							$

Total			%	$		%	$

      A $1.00 increase or decrease in the assumed initial public offering price of $           per share would increase or decrease, as applicable, total consideration paid by new investors, total consideration paid by all shareholders and average price per share paid by all shareholders by $           million, $           million and $          , respectively, assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same.
      Sales by the selling shareholders in this offering will cause the number of shares held by existing shareholders to be reduced to                     , or           % of the total number of shares of our common stock outstanding after this offering, and will increase the total number of shares held by new investors to                     , or           % of the total number of shares of our common stock outstanding after this offering. If the underwriters’ over-allotment option is exercised in full, the number of shares held by existing shareholders after this offering would be                     , or           %, and the number of shares held by new investors would increase to                     , or           %, of the total number of shares of our common stock outstanding after this offering.
      The discussion and table above assume that no stock options were exercised after September 30, 2006. As of the consummation of this offering, we expect to have options outstanding to purchase a total of 2,254,753 shares of common stock at a weighted average exercise price of approximately $16.76 per share of common stock. To the extent that these options are exercised, there will be further dilution to new investors. See “Description of Capital Stock.”

SELECTED CONSOLIDATED FINANCIAL DATA
      The following table sets forth our selected consolidated financial and operating data as of the dates and for the periods indicated. You should read this data together with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and related notes, included elsewhere in this prospectus. The selected consolidated statement of operations data for each of the years in the three-year period ended December 31, 2005, and the selected consolidated balance sheet data as of December 31, 2004 and 2005, have been derived from our audited consolidated financial statements, which are included elsewhere in this prospectus. The selected consolidated statements of operations data for the years ended December 31, 2001 and 2002, and selected consolidated balance sheet data as of December 31, 2001, 2002 and 2003, have been derived from our audited consolidated financial statements not included in this prospectus. Historical results are not necessarily indicative of the results of operations to be expected for future periods.
      The selected consolidated statement of operations data for the nine months ended September 30, 2005 and 2006 and the selected consolidated balance sheet data as of September 30, 2006, have been derived from our unaudited consolidated financial statements which are included elsewhere in this prospectus. In our opinion, the unaudited consolidated financial statements have been prepared on the same basis as our audited consolidated financial statements, except we adopted FAS 123(R) as of January 1, 2006, and include all adjustments, consisting of only normal recurring adjustments, necessary for a fair statement of our financial position and operating results for the unaudited periods. The selected consolidated financial and operating data as of and for the nine months ended September 30, 2006 are not necessarily indicative of the results that may be obtained for a full year.
      The following table also sets forth summary unaudited consolidated pro forma balance sheet data as of September 30, 2006, which give effect to the transactions described in footnote (e) of the following table. The unaudited consolidated pro forma balance sheet data are presented for informational purposes only and do not purport to represent what our financial position actually would have been had the transactions so described occurred on the dates indicated or to project our financial position as of any future date.

						Nine Months Ended
	Year Ended December 31,					September 30,

	2001	2002	2003	2004	2005	2005	2006(a)

	(In thousands, except per share and enrollment data)
Statement of Operations Data:
Revenues	$29,806	$49,556	$81,785	$117,689	$149,240	$107,321	$129,278
Costs and expenses:
Instructional costs and services	21,230	28,074	43,759	58,850	71,243	52,218	61,473
Selling and promotional	13,848	15,894	22,246	35,089	45,623	32,548	42,540
General and administrative	8,422	11,582	11,710	13,885	17,501	11,962	15,115

Total costs and expenses	43,500	55,550	77,715	107,824	134,367	96,728	119,128

Operating income (loss)	(13,694)	(5,994)	4,070	9,865	14,873	10,593	10,150
Other income, net	731	327	427	724	2,306	1,525	3,094

Income (loss) before income taxes	(12,963)	(5,667)	4,497	10,589	17,179	12,118	13,244
Income tax expense (benefit)	—	—	104	(8,196)	6,929	4,853	5,506

Net income (loss)	$(12,963)	$(5,667)	$4,393	$18,785	$10,250	$7,265	$7,738

Net income (loss) per common share:
Basic	$(1.54)	$(0.58)	$0.41	$1.68	$0.89	$0.64	$0.66
Diluted	$(1.54)	$(0.58)	$0.39	$1.62	$0.86	$0.61	$0.64
Weighted average number of common shares outstanding:
Basic	8,407	9,698	10,804	11,189	11,476	11,426	11,691
Diluted	8,407	9,698	11,154	11,599	11,975	11,950	12,021

						Nine Months Ended
	Year Ended December 31,					September 30,

	2001	2002	2003	2004	2005	2005	2006(a)

	(In thousands, except per share and enrollment data)
Other Data:
Depreciation and amortization(b)	$2,044	$3,108	$4,177	$5,454	$6,474	$4,675	$6,046
Net cash provided by (used in) operating activities	$(9,977)	$123	$15,399	$16,049	$28,940	$18,789	$18,461
Capital expenditures	$4,555	$3,805	$3,719	$7,541	$9,079	$6,073	$11,132
EBITDA(c)	$(11,650)	$(2,886)	$8,247	$15,319	$21,347	$15,268	$16,196
Enrollment(d)	4,038	6,578	9,313	12,252	14,613	13,308	16,374

	As of December 31,					As of September 30, 2006

	2001	2002	2003	2004	2005	Actual	Pro Forma(e)

	(In thousands)
Consolidated Balance Sheet Data:
Cash, cash equivalents and short-term marketable securities	$10,655	$22,060	$41,190	$49,980	$72,133	$77,434	$
Working capital(f)	6,203	15,340	27,516	37,935	53,718	57,449
Total assets	23,882	35,380	55,402	80,026	106,562	120,274
Total redeemable preferred stock	34,985	50,401	57,646	57,646	57,646	57,646
Shareholders’ equity (deficit)	(20,999)	(26,250)	(20,416)	(5)	14,414	26,051

(a)	Operating income, income before income taxes and EBITDA for the nine months ended September 30, 2006 included $2.7 million of stock-based compensation expense recognized under FAS 123(R). Net income and net income per common share for the nine months ended September 30, 2006 included $2.1 million of stock-based compensation expense recognized under FAS 123(R). In accordance with the modified prospective transition method provided under FAS 123(R), our consolidated financial statements for prior periods have not been restated to reflect, and do not include, the impact of FAS 123(R).

(b)	Depreciation and amortization is calculated using the straight-line method over the estimated useful lives of the assets. Amortization includes amounts related to purchased software, capitalized website development costs and internally developed software.

(c)	EBITDA consists of net income minus other income, net plus income tax expense (benefit) and plus depreciation and amortization. Other income, net consists primarily of interest income earned on short-term marketable securities, net of any interest expense for capital leases and notes payable. We use EBITDA as a measure of operating performance. However, EBITDA is not a recognized measurement under U.S. generally accepted accounting principles, or GAAP, and when analyzing our operating performance, investors should use EBITDA in addition to, and not as an alternative for, net income (loss) as determined in accordance with GAAP. Because not all companies use identical calculations, our presentation of EBITDA may not be comparable to similarly titled measures of other companies. Furthermore, EBITDA is not intended to be a measure of free cash flow, as it does not consider certain cash requirements such as tax payments.

We believe EBITDA is useful to an investor in evaluating our operating performance and liquidity because it is widely used to measure a company’s operating performance without regard to items such as depreciation and amortization. Depreciation and amortization can vary depending upon accounting methods and the book value of assets. We believe EBITDA presents a meaningful measure of corporate performance exclusive of our capital structure and the method by which assets were acquired.

      Our management uses EBITDA:

•	as a measurement of operating performance, because it assists us in comparing our performance on a consistent basis, as it removes depreciation, amortization, interest and taxes; and

•	in presentations to the members of our board of directors to enable our board to have the same measurement basis of operating performance as is used by management to compare our current operating results with corresponding prior periods and with the results of other companies in our industry.

The following table provides a reconciliation of net income (loss) to EBITDA:

						Nine Months Ended
	Year Ended December 31,					September 30,

	2001	2002	2003	2004	2005	2005	2006

	(In thousands)
Net income (loss)	$(12,963)	$(5,667)	$4,393	$18,785	$10,250	$7,265	$7,738
Other income, net	(731)	(327)	(427)	(724)	(2,306)	(1,525)	(3,094)
Income tax expense (benefit)	—	—	104	(8,196)	6,929	4,853	5,506
Depreciation and amortization	2,044	3,108	4,177	5,454	6,474	4,675	6,046

EBITDA	$(11,650)	$(2,886)	$8,247	$15,319	$21,347	$15,268	$16,196

(d)	Enrollment reflects the total number of learners registered in a course as of the last day of classes for such periods.

(e)	The consolidated pro forma balance sheet data as of September 30, 2006, give effect to:

•	the conversion of all outstanding shares of preferred stock into shares of common stock in connection with this offering;

•	the sale of shares of common stock by us in this offering at an offering price of $ per share (the mid-point of the range set forth on the cover page of this prospectus);

•	our receipt of the estimated net proceeds of that sale after deducting underwriting discounts and commissions and estimated offering expenses payable by us; and

•	the payment following the closing of this offering of a special cash dividend to our existing shareholders of record as of October 3, 2006 in an amount equal to the gross proceeds from the sale of common stock by us in this offering, not including any proceeds received by us from the underwriters’ exercise of their over-allotment option. Based on an estimated offering price of $ per share (the midpoint of the range set forth on the cover page of this prospectus), the aggregate amount of the special cash dividend would be $ million, or $ per common share on an as if converted basis.

A $1.00 increase in the assumed offering price of $ per share would increase the aggregate amount of the special cash dividend by $ million and would increase the per share amount of the special cash dividend by $ , assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same. A $1.00 decrease in the assumed offering price of $ per share would decrease the aggregate amount of the special cash dividend by $ million and would decrease the per share amount of the special cash dividend by $ , assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same.

A $1.00 increase in the assumed offering price of $ per share would decrease each of total assets, cash, cash equivalents and short-term marketable securities, and shareholders’ equity by $ million, assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same, and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us. A $1.00 decrease in the assumed offering price of

$ per share would increase each of total assets, cash, cash equivalents and short-term marketable securities, and shareholders’ equity by $ million, assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same, and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.

(f)	Working capital is calculated by subtracting total current liabilities from total current assets.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL
CONDITION AND RESULTS OF OPERATIONS
      You should read the following discussion together with the financial statements and the related notes included elsewhere in the prospectus. This discussion contains forward-looking statements that are based on management’s current expectations, estimates and projections about our business and operations. The cautionary statements made in this prospectus should be read as applying to all related forward-looking statements wherever they appear in this prospectus. Our actual results may differ materially from those currently anticipated and expressed in such forward-looking statements as a result of a number of factors, including those we discuss under “Risk Factors,” “Forward Looking Statements” and elsewhere in this prospectus. You should read “Risk Factors” and “Forward-Looking Statements.”
Overview

Background
      We are an exclusively online post-secondary education services company. Our wholly owned subsidiary, Capella University, is a regionally accredited university that offers a variety of undergraduate and graduate degree programs primarily delivered to working adults. At September 30, 2006, we offered 766 courses and 13 academic programs with 76 specializations at the graduate and undergraduate levels to approximately 16,400 learners.
      We were founded in 1991, and in 1993, we established our wholly owned university subsidiary, then named The Graduate School of America, to offer doctoral and master’s degrees through distance learning programs in management, education, human services and interdisciplinary studies. In 1995, we launched our online format for delivery of our doctoral and master’s degree programs over the Internet. In 1997, our university subsidiary received accreditation from the North Central Association of Colleges and Schools (later renamed The Higher Learning Commission of the North Central Association of Colleges and Schools). In 1998, we began the expansion of our original portfolio of academic programs by introducing doctoral and master’s degrees in psychology and a master of business administration degree. In 1999, to expand the reach of our brand in anticipation of moving into the bachelor’s degree market, we changed our name to Capella Education Company and the name of our university to Capella University. In 2000, we introduced our bachelor’s degree completion program in information technology, which provided instruction for the last two years of a four-year bachelor’s degree. In 2001, we introduced our bachelor’s degree completion program in business administration. In 2004, we introduced our four-year bachelor’s degree programs in business administration and information technology, as well as three master’s level specializations in education targeted at K-12 teachers. In 2005, we introduced two master’s level specializations in education targeted to higher education and K-12 teachers as well as a master’s in business administration specialization in accounting. In 2006, we introduced three specializations in master’s in business administration, including healthcare management, two bachelor’s level specializations in accounting and information assurance and security, and two doctoral specializations in education servicing K-12 teachers.

Our key financial results metrics
      Revenues. Revenues consist principally of tuition, application and graduation fees, and commissions we earn from bookstore and publication sales. During each of 2003, 2004 and 2005, and the nine months ended September 30, 2006, tuition represented approximately 98.5% of our revenues. Factors affecting our revenues include: (i) the number of enrollments; (ii) the number of courses per learner; (iii) our degree and program mix; (iv) the number of programs and specializations we offer; and (v) annual tuition adjustments.
      Enrollments for a particular time period are defined as the number of learners registered in a course on the last day of classes within that period. We offer monthly start options for newly enrolled learners. Learners who start their program in the second or third month of a quarter transition to a quarterly schedule beginning in their second quarter. Enrollments are a function of the number of continuing learners at the beginning of each period and new enrollments during the period, which are offset by graduations, withdrawals and inactive learners during the period. Inactive learners for a particular period include learners who are not registered in a class, and, therefore, are not generating revenues for that period, but who have not withdrawn from Capella University. We believe that our enrollments are influenced by the attractiveness of our program offerings and learning experience, the effectiveness of our marketing and recruiting efforts, the quality of our instructors, the number of programs and specializations we offer, the availability of federal and other funding, the length of our educational programs, the seasonality of our enrollments and general economic conditions.
      The following is a summary of our learners as of the last day of classes for the years ended December 31, 2003, 2004 and 2005, and the quarters ended September 30, 2005 and 2006:

				For the Quarter
	For the Years Ended			Ended
	December 31,			September 30,

	2003	2004	2005	2005	2006

Doctoral	4,251	5,611	6,471	6,052	6,872
Master’s	3,695	4,543	5,640	5,125	6,953
Bachelor’s	1,169	1,859	2,380	2,023	2,455
Other	198	239	122	108	94

Total	9,313	12,252	14,613	13,308	16,374

      Our tuition rates vary by type and length of program and by degree level, such as doctoral, master’s or bachelor’s. For all master’s and bachelor’s programs and for selected doctoral programs, tuition is determined by the number of courses taken by each learner. For the 2005 – 2006 academic year (the academic year that began in July 2005), prices per course generally ranged from $1,400 to $1,950. The price of the course will vary based upon the number of credit hours, the degree level of the program and the discipline. For the 2005 – 2006 academic year, the majority of doctoral programs were priced at a fixed quarterly amount of $3,975 per learner, regardless of the number of courses in which the learner was registered. In January 2006, we adjusted our fixed quarterly tuition rate for doctoral learners in their comprehensive exam or dissertation to $3,200. In addition, if a learner in a doctoral program with fixed quarterly tuition had paid for 16 quarters, completed all coursework except for their comprehensive exam or dissertation and met all colloquia requirements, the tuition rate was reduced to $500 per quarter. Based on prices from the 2005 – 2006 academic year, we estimate that full tuition was approximately $54,000 for a four-year bachelor’s program, ranged from approximately $17,000 to $28,000 for a master’s program, and ranged from approximately $31,000 to $62,000 for a doctoral program. These amounts and ranges assume no reductions for transfer credits. Many of our learners reduce their total program costs at Capella University by transferring credits earned at other institutions. “Other” in the table above refers primarily to certificate-seeking learners. Certificate programs generally consist of four courses, and the price of a course depends on the number of credit hours, the degree level of the program and the discipline. For the 2005 – 2006 academic year, prices per course in certificate programs generally ranged from $1,400 to $1,925.
      Tuition increases generally ranged from 4% to 11% in the 2005 – 2006 academic year as compared to the prior academic year. Tuition increases have not historically been, and may not in the future be, consistent across our programs and specializations due to market conditions or changes in operating costs that have an impact on price adjustments of individual programs or specializations. We recently implemented tuition increases in 10 of our 13 programs generally ranging from 2% to 6% for the 2006 – 2007 academic year (the academic year that began in July 2006) as compared to the prior academic year. Tuition in the remaining three academic programs did not change from the prior academic year. The fixed quarterly tuition for doctoral learners in their comprehensive exam or dissertation increased to $3,240. The reduced tuition rate for doctoral learners who have paid for 16 quarters, completed all coursework except for their comprehensive exam or dissertation and met all colloquia requirements increased from $500 to $810 per quarter.

      A large portion of our learners rely on funds received under various government-sponsored student financial aid programs, predominantly Title IV programs, to pay a substantial portion of their tuition and other education-related expenses. In the years ended December 31, 2003, 2004 and 2005, approximately 62%, 64% and 67%, respectively, of our revenues (calculated on a cash basis) were attributable to funds derived from Title IV programs. In addition to Title IV funding, our learners receive financial aid from other governmental sources or finance their education through private financing institutions or with their own funds.
      Costs and expenses. We categorize our costs and expenses as (i) instructional costs and services expenses, (ii) selling and promotional expenses and (iii) general and administrative expenses.
      Instructional costs and services expenses are items of expense directly attributable to the educational services we provide our learners. This expense category includes salaries and benefits of full-time faculty, administrators and academic advisors and costs associated with adjunct faculty. Instructional pay for adjunct faculty varies across programs and is primarily dependent on the number of learners taught. Instructional costs and services expenses also include costs of educational supplies, costs associated with academic records and other university services, and an allocation of facility, admissions and human resources costs, stock-based compensation expense, depreciation and amortization and information technology costs that are attributable to providing educational services to our learners.
      Selling and promotional expenses include salaries and benefits of personnel engaged in recruitment and promotion, as well as costs associated with advertising and the production of marketing materials. Our selling and promotional expenses are generally affected by the cost of advertising media, the efficiency of our selling efforts, salaries and benefits for our sales personnel, and the number of advertising initiatives for new and existing academic programs. Selling and promotional expenses also include an allocation of facility, admissions and human resources costs, stock-based compensation expense, depreciation and amortization and information technology costs that are attributable to selling and promotional efforts.
      General and administrative expenses include salaries and benefits of employees engaged in management, finance, compliance and other corporate functions, together with an allocation of facility and human resources costs, stock-based compensation expense, depreciation and amortization and information technology costs attributable to such functions. General and administrative expenses also include bad debt expense and any charges associated with asset impairments.
      Other income, net. Other income, net consists primarily of interest income earned on short-term marketable securities, net of any interest expense for capital leases and notes payable.

Factors affecting comparability
      We set forth below selected factors that we believe have had, or are expected to have, a significant effect on the comparability of recent or future results of operations:
      Introduction of new programs and specializations. At December 31, 2003, learners seeking doctoral degrees represented approximately 46% of our enrollment, while learners seeking master’s and bachelor’s degrees represented approximately 40% and 13% of our enrollment, respectively. The higher concentration of learners in doctoral programs reflects our early emphasis on these programs. In 2004, we expanded our addressable market through the introduction of our four-year bachelor’s degree programs in business administration and information technology as well as three master’s level specializations in education targeted at K-12 teachers. In 2005, we introduced two master’s level specializations in education targeted to higher education and K-12 teachers as well as a master’s in business administration specialization in accounting. In 2006, we introduced three specializations in master’s in business administration, including healthcare management, two bachelor’s level specializations in accounting and information assurance and security, and two doctoral specializations in education servicing K-12 teachers. At September 30, 2006, learners seeking doctoral, master’s and bachelor’s degrees represented approximately 42%, 42% and 15%, respectively, of our enrollment.

      We expect to introduce additional degree programs and specializations in the future. We make significant investments in program and specialization development, support infrastructure and marketing and selling when introducing new programs and specializations, while associated revenues are dependent upon enrollment, which in many cases is lower during the period of new program and specialization introduction and development. Relative to our doctoral programs, our master’s and bachelor’s programs have lower revenue per learner and higher selling and promotional, learner recruitment and support costs. In the year ended December 31, 2005 and the nine months ended September 30, 2006, doctoral programs accounted for a significant portion of our revenues and, after the full allocation of corporate overhead expenses, all of our operating income. Prior to the full allocation of corporate overhead expenses, doctoral programs accounted for most, but not all, of our operating income in the year ended December 31, 2005 and the nine months ended September 30, 2006. During the period of new program and specialization introduction and development, the rate of growth of revenues and operating income has been, and may be, adversely affected in part due to these factors. As our newer programs and specializations develop, we anticipate increases in enrollment, more cost-effective delivery of instructional and support services and more efficient selling and promotional processes.
      Income tax benefits resulting from reversal of valuation allowance. In the period from our inception through 2002, we incurred significant operating losses that resulted in a net operating loss carryforward for tax purposes and net deferred tax assets. Until 2004, we provided a 100% valuation allowance for all net deferred tax assets. Due to achieving three years of cumulative taxable income in 2004 and because we expected to be profitable in future years, we concluded that it was more likely than not that substantially all of our net deferred tax assets would be realized. As a result, in accordance with Statement of Financial Accounting Standards No. 109, Accounting for Income Taxes, all of the valuation allowance applied to net deferred tax assets was reversed during the year ended December 31, 2004. Reversal of the valuation allowance resulted in a non-recurring non-cash income tax benefit totaling $12.9 million, which accounted for 68% of our net income of $18.8 million in the year ended December 31, 2004. We recognized tax expense for the year ended December 31, 2005 of $6.9 million, or at an effective tax rate of approximately 40.3%. We expect that our results of operations in future periods will include income tax expense, not benefit, and that our annual effective tax rate for 2006 will be in the range of 40% to 42%.
      Stock option expense. On January 1, 2006, we adopted Statement of Financial Accounting Standards No. 123(R), Share-based Payment (FAS 123(R)), which requires the measurement and recognition of compensation expense for stock-based payment awards made to employees and directors, including employee stock options. FAS 123(R) eliminates the ability to account for stock-based compensation transactions using the footnote disclosure-only provisions of Accounting Principle Board Opinion No. 25, Accounting for Stock Issued to Employees (APB 25), and instead requires that such transactions be recognized and reflected in our financial statements using a fair-value-based method. In March 2005, the Securities and Exchange Commission issued Staff Accounting Bulletin No. 107 (SAB 107), relating to FAS 123(R). We have applied the provisions of SAB 107 in our adoption of FAS 123(R).
      We adopted FAS 123(R) using the modified prospective method, which requires the application of the accounting standard as of January 1, 2006. Our financial statements as of and for the nine months ended September 30, 2006 reflect the impact of FAS 123(R). In accordance with the modified prospective transition method, our consolidated financial statements for the years ended December 31, 2003, 2004 and 2005 have not been restated to reflect, and do not include, the impact of FAS 123(R).
      Prior to the adoption of FAS 123(R), we accounted for stock-based awards to employees and directors using the intrinsic value method in accordance with APB 25 as allowed under Statement of Financial Accounting Standards No. 123, Accounting for Stock-Based Compensation (FAS 123). Under the intrinsic value method, no stock-based compensation expense had been recognized in our consolidated statement of income because the exercise price of stock options granted to employees and directors equaled the fair market value of the underlying stock at the date of grant. We recognized stock-based compensation of $0.2 million in 2005, related to a modification of the terms of specific stock options. See Note 11 to our consolidated financial statements included elsewhere in this prospectus for pro forma information had compensation expense been determined based on the fair value of options at grant dates computed in accordance with FAS 123.
      As a result of adopting FAS 123(R) on January 1, 2006, our income before income taxes and net income for the nine months ended September 30, 2006 are $2.7 million and $2.1 million lower, respectively, than if we had continued to account for stock-based compensation under APB 25. Basic and diluted earnings per share for the nine months ended September 30, 2006 were $0.18 and $0.17 lower, respectively, than if we had continued to account for stock-based compensation under APB 25.
      The following table summarizes stock-based compensation expense and related tax benefits related to employee stock options under FAS 123(R) for the nine months ended September 30, 2006, which was allocated as follows (in thousands):

Instructional costs and services	$701
Selling and promotional	317
General and administrative	1,702

Stock-based compensation expense included in operating income	2,720
Tax benefit	654

Stock-based compensation expense, net of tax	$2,066

      Under FAS 123(R), the amount of compensation expense will vary depending on numerous factors, including the number and vesting period of option grants, the expected life of the grants, the publicly traded stock price of the security underlying the options, the volatility of the stock price and the estimated forfeiture rate. Of the 2.3 million shares subject to outstanding stock options as of September 30, 2006, 2.0 million related to service-based stock options which vest ratably over a specified period, usually four years. Compensation expense relating to these options is recognized ratably over the remaining vesting period. Approximately 0.3 million of our outstanding stock options as of September 30, 2006 were performance-based stock options granted in 2006 in lieu of a portion of the cash bonus under our 2006 Annual Incentive Plan for Management Employees. These options vest on December 31, 2006 provided certain performance thresholds related to planned revenue and operating income are met. As of September 30, 2006, we assumed that 54% of the performance-based stock options would vest on December 31, 2006 based on performance measures to date. As there will be fluctuations in our results relative to the applicable performance thresholds over the remainder of 2006, our assumptions regarding the likelihood that the performance-based vesting requirements will be met will likely change, and as a result, our stock-based compensation expense related to our performance-based stock options will likely fluctuate.
      As of September 30, 2006, total compensation cost related to nonvested service-based stock options not yet recognized was $7.2 million, which is expected to be recognized over the next 33 months on a weighted-average basis. As of September 30, 2006, total compensation cost related to nonvested performance-based stock options not yet recognized was $0.3 million, which is expected to be recognized over the three month period ending December 31, 2006 on a weighted-average basis assuming that we meet the performance thresholds required for 54% of the stock options to vest.
      Prior to the adoption of FAS 123(R), we presented all tax benefits of deductions resulting from the exercise of stock options as operating cash flows in our consolidated statement of cash flows. FAS 123(R) requires the cash flows resulting from the tax benefits resulting from tax deductions in excess of the compensation cost recognized for those stock options (excess tax benefits) to be classified as financing cash flows. The $0.03 million excess tax benefit classified as a financing cash inflow for the nine months ended September 30, 2006 would have been classified as an operating cash inflow if we had not adopted FAS 123(R).
      Public company expense. Upon consummation of our initial public offering, we will become a public company, and our shares of common stock will be publicly traded on The Nasdaq Stock Market, Inc. As a result, we will need to comply with new laws, regulations and requirements that we did not need to comply with as a private company, including certain provisions of the Sarbanes-Oxley Act of 2002, related SEC regulations and the requirements of The Nasdaq Stock Market, Inc. Compliance with the requirements of being a public company will require us to increase our general and administrative expenses in order to pay our employees, legal counsel and accountants to assist us in, among other things, external reporting, instituting and monitoring a more comprehensive compliance and board governance function, establishing and maintaining internal control over financial reporting in accordance with Section 404 of the Sarbanes-Oxley Act of 2002 and preparing and distributing periodic public reports in compliance with our obligations under the federal securities laws. In addition, being a public company will make it more expensive for us to obtain director and officer liability insurance. We estimate that incremental annual public company costs will be between $2.5 million and $3.0 million. During 2005, we incurred approximately $1.3 million in capitalized registration costs and $0.2 million of general and administrative expenses in anticipation of our becoming a public company in 2006.
      401(k) company contributions. In April 2005, we instituted, for the first time, a program under which we match employee contributions to our 401(k) plan up to a specified level. This program resulted in $0.7 million in additional expenses in 2005. In July 2006, we increased the level at which we match employee contributions to our 401(k) plan. We estimate that this program will result in expenses in 2006 of $1.5 million, although the actual amount will depend upon employee contributions to the plan.
      Employee Stock Ownership Plan (ESOP) contributions. In 1999, we adopted a qualified ESOP in which we may contribute, at our discretion, our common stock for the benefit of our employees. Historically, we have contributed common stock with a value equal to 3% of employee compensation on an annual basis. For the six months ended June 30, 2006, we elected to contribute common stock with a value equal to 1% of employee compensation for the six months ended June 30, 2006. We do not plan to make additional contributions for the remainder of 2006. We expensed $1.0 million and $0.2 million related to the ESOP for the nine months ended September 30, 2005 and 2006, respectively.
      Paid Time Off expense. In January 2006 we changed the number of hours of paid time off an employee can carry forward into the following year from 85% of his or her outstanding balance to a maximum of 80 hours. We anticipate either employees will take more paid time off in the fourth quarter of 2006 compared to 2005 or we will reduce our salary expense based on larger number of unused hours on December 31, 2006. In either instance, the impact will result in lower salary expense in the fourth quarter of 2006 compared to the fourth quarter of 2005.
Critical Accounting Policies and Use of Estimates
      The discussion of our financial condition and results of operations is based upon our financial statements, which have been prepared in accordance with U.S. generally accepted accounting principles, or GAAP. During the preparation of these financial statements, we are required to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues, costs and expenses and related disclosures. On an ongoing basis, we evaluate our estimates and assumptions, including those related to revenue recognition, allowance for doubtful accounts, impairment of long-lived assets, stock-based compensation expense and income taxes. We base our estimates on historical experience and on various other assumptions that we believe are reasonable under the circumstances. The results of our analysis form the basis for making assumptions about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions, and the impact of such differences may be material to our consolidated financial statements.
      We believe that the following critical accounting policies involve our more significant judgments and estimates used in the preparation of our consolidated financial statements:
      Revenue recognition. Tuition revenue represented approximately 98.5% of our revenues recognized for each of the years ended December 31, 2003, 2004 and 2005, and for the nine months ended September 30, 2006. Course tuition revenue is deferred and recognized as revenue ratably over the period of instruction, which is generally from one and a half to three months. Seminar tuition revenue is recognized over the length of the seminar, which ranges from two days to two weeks. Deferred revenue in any period represents the excess of tuition and fees received as compared to tuition and fees recognized in revenue on the consolidated statement of operations and is reflected as a current liability on our consolidated balance sheet.
      Allowance for doubtful accounts. We maintain an allowance for doubtful accounts for estimated losses resulting from the inability, failure or refusal of our learners to make required payments. We determine the allowance for doubtful accounts amount based on an analysis of the aging of the accounts receivable and historical write-off experience.
      In establishing our credit practices, we seek to strike an appropriate balance between prudent learner credit policies and learner retention. Accordingly, we periodically review and alter learner credit policies to achieve that objective by restricting or expanding the availability of credit we extend. Changes to credit practices may impact enrollments, revenues, accounts receivables, our allowance for doubtful accounts and bad debt expense. If changes in credit practices result in higher receivable balances, if the financial condition of our learners deteriorates resulting in an impairment of their ability to pay, or if we underestimate the allowances required, additions to our allowance for doubtful accounts may be necessary, which will result in increased general and administrative expenses in the period such determination is made.
      As of December 31, 2003, 2004 and 2005, the allowance for doubtful accounts was approximately $0.7 million, $1.1 million and $1.3 million, respectively. During 2003, 2004 and 2005, we recognized bad debt expense of $0.6 million, $1.4 million and $2.3 million, respectively. During the nine months ended September 30, 2005 and 2006, we recognized bad debt expense of $1.6 million and $2.0 million, respectively.
      Impairment of long-lived assets. We review our long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. We measure the recoverability of an asset by a comparison of the carrying amount of an asset to undiscounted future net cash flows expected to be generated by the asset. If the asset is considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the asset exceeds the fair value of the asset. If we determine that an asset’s carrying value is impaired, we will record a write-down of the carrying value of the identified asset and charge the impairment as an operating expense in the period in which the determination is made. During the years ended December 31, 2003, 2004 and 2005, we recorded impairment charges of $0.4 million, $1.0 million and $0.2 million, respectively. The impairment charge recorded in 2004 consisted primarily of the write-off of previously capitalized software development costs for software projects that were abandoned due to our decision to implement an enterprise resource planning system. Capitalized software costs represent our long-lived assets that are most subject to the risk of impairment from changes in our business strategy and ongoing technological developments. As of September 30, 2006, we had recorded capitalized software costs with a net book value totaling $15.5 million. Our impairment loss calculation is subject to uncertainties because management must use judgment to forecast estimated fair values and to determine the useful lives of the assets. If actual results are not consistent with our assumptions and estimates regarding these factors, we may be exposed to losses that could be material. Changes in strategy or market conditions, or significant technological developments, could significantly impact these judgments and require adjustments to recorded asset balances.
      Stock-based compensation. On January 1, 2006, we adopted Statement of Financial Accounting Standards No. 123(R), Share-based Payment (FAS 123(R)), which requires the measurement and recognition of compensation expense for stock-based payment awards made to employees and directors, including employee stock options. FAS 123(R) eliminates the ability to account for stock-based compensation transactions using the footnote disclosure-only provisions of Accounting Principle Board Opinion No. 25, Accounting for Stock Issued to Employees (APB 25), and instead requires that such transactions be recognized and reflected in our financial statements using a fair-value-based method. In March 2005, the Securities and Exchange Commission issued Staff Accounting Bulletin No. 107 (SAB 107), relating to FAS 123(R). We have applied the provisions of SAB 107 in our adoption of FAS 123(R).

      We adopted FAS 123(R) using the modified prospective method, which requires the application of the accounting standard as of January 1, 2006. Our financial statements as of and for the nine months ended September 30, 2006 reflect the impact of FAS 123(R). In accordance with the modified prospective transition method, our consolidated financial statements for the years ended December 31, 2003, 2004 and 2005 have not been restated to reflect, and do not include, the impact of FAS 123(R).
      Prior to the adoption of FAS 123(R), we accounted for stock-based awards to employees and directors using the intrinsic value method in accordance with APB 25 as allowed under Statement of Financial Accounting Standards No. 123, Accounting for Stock-Based Compensation (FAS 123). Under the intrinsic value method, no stock-based compensation expense had been recognized in our consolidated statement of income because the exercise price of our stock options granted to employees and directors equaled the fair market value of the underlying stock at the date of grant. We recognized stock-based compensation of $0.2 million in 2005, related to a modification of the terms of specific stock options.
      Because no market for our common stock existed prior to this offering, our board of directors determined the fair value of our common stock based upon several factors, particularly recent sales of our stock to and by investors and our annual independent valuation of our common stock prepared for purposes of valuing our contributions to our Employee Stock Ownership Plan (ESOP).
      More specifically, the practices we use to value the underlying common stock for purposes of stock option accounting rely heavily upon independent third party transactions relating to our preferred stock, to the extent such transactions are significant and occur in the general timeframe of our stock option issuances. We issued options in October and December of 2004, December 2005 and through September 30, 2006 that were priced at $20.00 per share of common stock. In November 2004, Insight-Salmon River LLC purchased 1.0 million shares of our Class D convertible preferred stock at a price of $20.00 per share and subsequently transferred 0.3 million shares of our Class D preferred stock to Salmon River Capital I LLC. In December 2004, the entities affiliated with Technology Crossover Ventures and the Maveron entities purchased 1.6 million and 0.4 million shares, respectively, of our classes E and G redeemable convertible preferred stock at a price of $20.83 and $20.00 per share, respectively, from the Forstmann Little entities.
      We use a combination of other valuation techniques to estimate the fair value of our common stock to the extent that we do not have significant third party stock transactions that have occurred in the general timeframe of the stock option issuances. These valuation techniques generally include, as a baseline, the use of the annual valuation of our common stock that is performed by an unrelated valuation specialist as of December 31st of each year for purposes of valuing our ESOP contributions. The results of this valuation as of December 31, 2004 and 2005 were $20.00 per share and $20.18 per share, respectively. This annual baseline ESOP valuation is adjusted for subsequent changes in our interim earnings per share, changes in growth in our interim earnings per share, and changes in the market value and operating performance of our peer group of public post-secondary education companies, among others. Each of these factors, the most significant of which are the growth in our earnings and the estimated offering price, has contributed to the fair value of our stock at the dates of our stock option issuances over the past twelve months. We believe annual ESOP valuation and the ability to measure and reasonably value subsequent changes in value due to growth in our earnings have provided a reasonable basis for valuing our common stock.

      Prior to January 1, 2006, had compensation expense been determined based on the fair value of the options at grant dates computed in accordance with FAS 123, the pro forma amounts would be as follows (in thousands except per share data):

	Year Ended December 31,
				Nine Months Ended
	2003	2004	2005	September 30, 2005

Net income	$4,393	$18,785	$10,250	$7,265
Stock-based compensation expense included in net income as reported	37	4	202	138
Compensation expense determined under fair- value-based method, net of tax	(1,868)	(2,154)	(1,966)	(1,387)

Pro forma net income	$2,562	$16,635	$8,486	$6,016

Net income per common share:
Basic — as reported	$0.41	$1.68	$0.89	$0.64
Basic — pro forma	$0.24	$1.49	$0.74	$0.53
Diluted — as reported	$0.39	$1.62	$0.86	$0.61
Diluted — pro forma	$0.23	$1.45	$0.71	$0.51
      The table below reflects our stock-based compensation expense recognized in our consolidated statements of income for the nine months ended September 30, 2006 (in thousands):

Instructional costs and services	$701
Selling and promotional	317
General and administrative	1,702

Stock-based compensation expense included in operating income	2,720
Tax benefit	654

Stock-based compensation expense, net of tax	$2,066

      The fair value of our service-based stock options was estimated as of the date of grant using the Black-Scholes option pricing model with the following assumptions:

				Nine Months Ended
	Year Ended December 31,			September 30,

	2003	2004	2005	2005
	(Pro forma)	(Pro forma)	(Pro forma)	(Pro forma)	2006

Expected life (in years)(1)	6.0	6.0	6.0	6.0	4.25-6.25
Expected volatility(2)	53.9%	44.1%	38.5%	38.5%	45.6%
Risk-free interest rate(3)	3.8%	3.9%	3.9-4.4%	3.9-4.3%	4.4-5.1%
Dividend yield(4)	0.0%	0.0%	0.0%	0.0%	0.0%
Weighted-average fair value of options granted	$6.49	$8.54	$8.87	$8.84	$9.89

(1)	For the nine months ended September 30, 2006, the expected option life was determined using the simplified method for estimating expected option life for service-based stock options. Prior to the nine months ended September 30, 2006, the expected option life was based on the average expected option life experienced by our peer group of post-secondary education companies.

(2)	As our stock has not been publicly traded, the expected volatility assumption for the nine months ended September 30, 2006 reflects a detailed evaluation of the stock price of our peer group of public post-secondary education companies for a period equal to the expected life of the options, starting from the date they went public. Prior to the nine months ended September 30, 2006 the expected volatility assumption reflects the public disclosures of our peer group of post-secondary education companies.

(3)	The risk-free interest rate assumption is based upon the U.S. Treasury zero coupon yield curve on the grant date for a maturity similar to the expected life of the options.

(4)	The dividend yield assumption is based on our history and expectation of regular dividend payments.

      The assumptions discussed above were also used to value the performance-based stock options granted during the nine months ended September 30, 2006, except for the expected life, which was four years. The expected option life for performance-based stock options was determined based on the evaluation of certain qualitative factors including our historical experience and our competitors’ historical experience. The weighted-average fair value of performance-based stock options granted was $8.22.
      Stock-based compensation expense recognized during the nine months ended September 30, 2006 included compensation expense for stock-based payment awards granted prior to, but not yet vested as of, December 31, 2005, based on the grant date fair value estimated in accordance with the pro forma provisions of FAS 123 and compensation expense for the stock-based payment awards granted subsequent to December 31, 2005, based on the grant date fair value estimated in accordance with the provisions of FAS 123(R). As stock-based compensation expense is based on awards ultimately expected to vest, it has been reduced for estimated forfeitures. FAS 123(R) requires forfeitures to be estimated at the time of grant and revised, if necessary, in subsequent periods if actual forfeitures differ from those estimates. In our pro forma information required under FAS 123 for the periods prior to fiscal 2006, the calculation of pro forma expense also reflects estimates of forfeitures which are adjusted in subsequent periods as actual forfeitures differ from the original estimates.
      In determining stock-based compensation expense, FAS 123(R) will continue to require significant management judgment and assumptions concerning such factors as term, volatility and forfeitures. For more information concerning our adoption of FAS 123(R) and its effects on our results of operations, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Factors Affecting Comparability — Stock Option Expense” and Notes 2 and 11 to our consolidated financial statements included elsewhere in this prospectus.
      Accounting for income taxes. We account for income taxes as prescribed by Statement of Financial Accounting Standards No. 109, Accounting for Income Taxes (FAS 109). FAS 109 prescribes the use of the asset and liability method to compute the differences between the tax bases of assets and liabilities and the related financial amounts, using currently enacted tax laws. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount that more likely than not will be realized. Realization of the deferred tax assets, net of deferred tax liabilities, is principally dependent upon achievement of projected future taxable income offset by deferred tax liabilities. We exercise significant judgment in determining our provisions for income taxes, our deferred tax assets and liabilities and our future taxable income for purposes of assessing our ability to utilize any future tax benefit from our deferred tax assets or other elements of the tax provision. Although we believe that our tax estimates are reasonable, the ultimate tax determination involves significant judgments that could become subject to examination by tax authorities in the ordinary course of business. We periodically assess the likelihood of adverse outcomes resulting from these examinations to determine the impact on our deferred taxes and income tax liabilities and the adequacy of our provision for income taxes. Changes in income tax legislation, statutory income tax rates, or future taxable income levels, among other things, could materially impact our valuation of income tax assets and liabilities and could cause our income tax provision to vary significantly among financial reporting periods.

Results of Operations
      The following table sets forth statements of operations data as a percentage of revenues for each of the periods indicated:

				Nine Months
				Ended
	Year Ended December 31,			September 30,

	2003	2004	2005	2005	2006

Revenues	100.0%	100.0%	100.0%	100.0%	100.0%
Costs and expenses:
Instructional costs and services	53.5	50.0	47.7	48.7	47.6
Selling and promotional	27.2	29.8	30.6	30.3	32.9
General and administrative	14.3	11.8	11.7	11.1	11.7

Total costs and expenses	95.0	91.6	90.0	90.1	92.2

Operating income	5.0	8.4	10.0	9.9	7.8
Other income, net	0.5	0.6	1.5	1.4	2.4

Income before income taxes	5.5	9.0	11.5	11.3	10.2
Income tax expense (benefit)	0.1	(7.0)	4.6	4.5	4.3

Net income	5.4%	16.0%	6.9%	6.8%	5.9%

      Nine Months Ended September 30, 2006 Compared to Nine Months Ended September 30, 2005
      Revenues. Our revenues for the nine months ended September 30, 2006, were $129.3 million, representing an increase of $22.0 million, or 20.5%, as compared to revenues of $107.3 million for the nine months ended September 30, 2005. Of this increase, 13.8 percentage points were due to increased enrollments and 9.3 percentage points were due to tuition increases, which was partially offset by a 2.4 percentage point decrease due to a larger proportion of master’s learners, who generated less revenue per learner than our doctoral learners. End-of-period enrollment increased 23% for the nine months ended September 30, 2006 compared to September 30, 2005. Tuition increases generally ranged from 4% to 11% and were implemented during July 2005.
      Instructional costs and services expenses. Our instructional costs and services expenses for the nine months ended September 30, 2006, were $61.5 million, representing an increase of $9.3 million, or 17.7%, as compared to instructional costs and services expenses of $52.2 million for the nine months ended September 30, 2005. This increase was primarily due to increases in instructional pay related to the increase in enrollments, an increase in information technology projects and depreciation expense related to delivering instruction and $0.7 million in stock-based compensation expense recorded in 2006 as a result of the adoption of FAS 123(R). Our instructional costs and services expenses as a percentage of revenues decreased by 1.1 percentage points to 47.6% for the nine months ended September 30, 2006, as compared to 48.7% for the nine months ended September 30, 2005. This improvement in 2006 was driven by improved fixed cost leverage with respect to our facilities and university administration related expenses and higher tuition increases than faculty pay rate increases, partially offset by stock-based compensation expense as a result of the adoption of FAS 123(R).
      Selling and promotional expenses. Our selling and promotional expenses for the nine months ended September 30, 2006, were $42.5 million, representing an increase of $10.0 million, or 30.7%, as compared to selling and promotional expenses of $32.5 million for the nine months ended September 30, 2005. This increase was primarily attributable to an increase in investment in building brand awareness and market tests, an increase in the cost of online advertising and an increase in learner recruiting personnel. Our selling and promotional expenses as a percentage of revenues increased by 2.6 percentage points to 32.9% for the nine months ended September 30, 2006, from 30.3% for the nine months ended September 30,

2005, due to an increase in investment in building brand awareness and market tests and an increase in the cost of online advertising.
      General and administrative expenses. Our general and administrative expenses for the nine months ended September 30, 2006, were $15.1 million, representing an increase of $3.1 million, or 26.4%, as compared to general and administrative expenses of $12.0 million for the nine months ended September 30, 2005. This increase was primarily attributable to $1.7 million in stock-based compensation expense recorded in 2006 as a result of the adoption of FAS 123(R), an increase in administrative costs resulting from investments to further develop our corporate infrastructure through the implementation of an enterprise resource planning system and increased bad debt expense. A $0.4 million increase in bad debt expense was primarily due to an increase in revenues and a slight increase in learners who were disenrolled in the second quarter of fiscal 2006. Our general and administrative expenses as a percentage of revenues increased by 0.6 percentage points to 11.7% for the nine months ended September 30, 2006, from 11.1% for the nine months ended September 30, 2005, as a result of the factors described above offset by improved fixed cost leverage with respect to our executive and finance related expenses.
      Other income, net. Other income, net increased by $1.6 million, or greater than 100%, to $3.1 million for the nine months ended September 30, 2006, from $1.5 million for the nine months ended September 30, 2005. The increase was primarily due to increased interest rates and higher average cash and short-term marketable securities balances.
      Income tax expense (benefit). We recognized tax expense for the nine months ended September 30, 2006, of $5.5 million, or at an effective tax rate of approximately 41.6%. Our tax expense for the nine months ended September 30, 2005, was $4.9 million, or at an effective tax rate of approximately 40.0%. The effective tax rate increased 1.6 percentage points due to the impact of the non-deductibility of FAS 123(R) stock-based compensation expense for incentive stock options and an increase in our estimated meals and entertainment expense, which is partially non-deductible, offset by a decrease related to the 2004 tax return-to-provision reconciliation impacting third quarter 2005.
      Net income. Net income was $7.7 million for the nine months ended September 30, 2006, compared to net income of $7.3 million for the nine months ended September 30, 2005, an increase of $0.4 million. Net income as a percentage of revenues decreased by 0.9 percentage points to 5.9% for the nine months ended September 30, 2006, from 6.8% for the nine months ended September 30, 2005, as a result of the factors discussed above, including $2.1 million from stock-based compensation expense, net of tax.

Year Ended December 31, 2005 Compared to Year Ended December 31, 2004
      Revenues. Our revenues for the year ended December 31, 2005, were $149.2 million, representing an increase of $31.5 million, or 26.8%, as compared to revenues of $117.7 million for the year ended December 31, 2004. Of this increase, 19.3 percentage points were due to increased enrollments and 9.1 percentage points were due to tuition increases, which was partially offset by a 3.0 percentage point decrease due to a larger proportion of bachelor’s and master’s learners, who generated less revenue per learner than our doctoral learners. End-of-period enrollment increased 19.3% in 2005 compared to 2004. Tuition increases generally ranged from 3% to 7% and were implemented during July 2004.
      Instructional costs and services expenses. Our instructional costs and services expenses for the year ended December 31, 2005, were $71.2 million, representing an increase of $12.3 million, or 21.1%, as compared to instructional costs and services expenses of $58.9 million for the year ended December 31, 2004. This increase was primarily due to increases in instructional pay due to the increase in enrollments. Our instructional costs and services expenses as a percentage of revenues decreased by 2.3 percentage points to 47.7% for the year ended December 31, 2005, as compared to 50.0% for the year ended December 31, 2004. This improvement in 2005 was driven by higher tuition increases than faculty pay rate increases, and our information technology-related projects that resulted in a higher mix of costs that were capitalized versus costs that were expensed due to the nature of the projects.

      Selling and promotional expenses. Our selling and promotional expenses for the year ended December 31, 2005, were $45.6 million, representing an increase of $10.5 million, or 30.0%, as compared to selling and promotional expenses of $35.1 million for the year ended December 31, 2004. This increase was primarily attributable to an increase in recruitment personnel, an increase in marketing and advertising expenses to attract more learners to our existing programs, and an increase in the cost of online advertising. Our selling and promotional expenses as a percentage of revenues increased by 0.8 percentage points to 30.6% for the year ended December 31, 2005, from 29.8% for the year ended December 31, 2004, as a result of the factors described above.
      General and administrative expenses. Our general and administrative expenses for the year ended December 31, 2005, were $17.5 million, representing an increase of $3.6 million, or 26.0%, as compared to general and administrative expenses of $13.9 million for the year ended December 31, 2004. This increase was primarily attributable to an increase in administrative costs resulting from investments to further develop our corporate infrastructure through the implementation of an enterprise resource planning system and an increase in our personnel in preparation of becoming a public company. General and administrative expenses as a percentage of revenues remained relatively flat at 11.7% for the years ended December 31, 2005 and 2004.
      Other income, net. Other income, net increased by $1.6 million, or greater than 100%, to $2.3 million for the year ended December 31, 2005, from $0.7 million for the year ended December 31, 2004. The increase was principally due to higher interest rates and higher average cash and short-term marketable securities balances throughout 2005.
      Income tax expense (benefit). We recognized tax expense for the year ended December 31, 2005 of $6.9 million, or at an effective tax rate of approximately 40.3%. We recognized a net tax benefit for the year ended December 31, 2004, of $8.2 million. The tax benefit recorded in 2004 included a non-recurring, non-cash tax benefit for the complete reversal of our valuation allowance on our net deferred tax assets of $12.9 million, offset by tax expense of $4.3 million on 2004 pretax earnings and $0.4 million relating to a change in our estimate of the income tax rates applied to our net deferred tax assets. We expect that our results of operations in future periods will include income tax expense, not benefit.
      Net income. Net income was $10.3 million for the year ended December 31, 2005, compared to net income of $18.8 million for the year ended December 31, 2004, a decrease of $8.5 million, because of the factors discussed above.

Year Ended December 31, 2004 Compared to Year Ended December 31, 2003
      Revenues. Our revenues for the year ended December 31, 2004, were $117.7 million, representing an increase of $35.9 million, or 43.9%, as compared to revenues of $81.8 million for the year ended December 31, 2003. Of this increase, 30.7 percentage points were due to increased enrollments and 7.5 percentage points were due to tuition increases. End-of-period enrollment increased 31.6% in 2004 compared to 2003. Tuition increases of 5% were implemented during July 2003.
      Instructional costs and services expenses. Our instructional costs and services for the year ended December 31, 2004, were $58.9 million, representing an increase of $15.1 million, or 34.5%, as compared to instructional costs and services expenses of $43.8 million for the year ended December 31, 2003. This increase was primarily due to increases in instructional pay due to the increase in enrollments. Our instructional costs and services expenses as a percentage of revenues decreased by 3.5 percentage points to 50.0% for the year ended December 31, 2004, as compared to 53.5% for the year ended December 31, 2003. This improvement in 2004 was driven by higher tuition increases than faculty pay increases, the centralization of academic services, and slower growth of information technology and depreciation and amortization expense relative to revenue growth.
      Selling and promotional expenses. Our selling and promotional expenses for the year ended December 31, 2004, were $35.1 million, representing an increase of $12.9 million, or 57.7%, as compared to selling and promotional expenses of $22.2 million for the year ended December 31, 2003. This increase was primarily attributable to an increase in recruitment personnel, an increase in marketing and advertising expenses to attract more learners to our existing programs, and an increase in the cost of online advertising. This increase in selling and promotional expenses was also attributable to an increase in marketing and advertising expenses and enrollment expenses to support the introduction of our four-year bachelor’s degree program in January 2004, and to develop and launch our new brand strategy during 2004. Our selling and promotional expenses as a percentage of revenues increased by 2.6 percentage points to 29.8% for the year ended December 31, 2004, from 27.2% for the year ended December 31, 2003, as a result of the factors described above.
      General and administrative expenses. Our general and administrative expenses for the year ended December 31, 2004, were $13.9 million, representing an increase of $2.2 million, or 18.6%, as compared to general and administrative expenses of $11.7 million for the year ended December 31, 2003. This increase was primarily attributable to an increase in administrative costs resulting from investments to further develop our corporate infrastructure, an increase in internally developed software impairment charges, and an increase in bad debt expense. In 2004, we made further investments in corporate infrastructure through additions of personnel and systems to accommodate current and expected future growth. A $0.7 million increase in asset impairment charge was the result of our decision to abandon some internally developed software projects in light of a decision to implement a new enterprise resource planning system that was phased in starting in 2006. A $0.8 million increase in bad debt expense was primarily due to an increase in revenues and an increase in our write off experience. Our general and administrative expenses as a percentage of revenues decreased by 2.5 percentage points to 11.8% for the year ended December 31, 2004, from 14.3% for the year ended December 31, 2003, as a significant portion of our general and administrative expenses do not vary with fluctuations in revenues.
      Other income, net. Other income, net increased by $0.3 million, or 69.6%, to $0.7 million for the year ended December 31, 2004, from $0.4 million for the year ended December 31, 2003. The increase was principally due to higher average cash and short-term marketable securities balances throughout 2004, which was partially offset by lower interest rates.
      Income tax expense (benefit). We recognized a net tax benefit for the year ended December 31, 2004, of $8.2 million. The tax benefit recorded in 2004 included a non-recurring, non-cash tax benefit for the complete reversal of our valuation allowance on our net deferred tax assets of $12.9 million, offset by tax expense of $4.3 million on 2004 pretax earnings and $0.4 million relating to a change in our estimate of the income tax rates applied to our net deferred tax assets. During 2003, we had $0.1 million of income tax expense related to alternative minimum tax liabilities. No additional tax expense was recorded in 2003 as we were able to utilize net operating loss carryforwards that were fully reserved for in prior periods.
      Net income. Net income was $18.8 million for the year ended December 31, 2004, compared to net income of $4.4 million for the year ended December 31, 2003, an increase of $14.4 million, because of the factors discussed above.

Quarterly Results and Seasonality
      The following tables set forth certain unaudited financial and operating data in each quarter during the years ended December 31, 2004 and 2005, and the first, second and third quarters of the year ending December 31, 2006. The unaudited information reflects all adjustments, which include only normal and recurring adjustments, necessary to present fairly the information shown.

	First	Second	Third	Fourth
	Quarter	Quarter	Quarter	Quarter

	(In thousands, except per share and
	enrollment data)
2004
Revenues	$26,488	$28,321	$28,040	$34,840
Operating income	1,383	1,773	2,147	4,562
Net income	1,466	1,892	2,310	13,117
Net income per common share:
Basic	$0.13	$0.17	$0.21	$1.17
Diluted	$0.13	$0.16	$0.20	$1.11
Enrollment	10,157	10,623	11,293	12,252

	First	Second	Third	Fourth
	Quarter	Quarter	Quarter	Quarter

	(In thousands, except per share and
	enrollment data)
2005
Revenues	$34,610	$35,408	$37,303	$41,919
Operating income	4,145	3,523	2,925	4,280
Net income	2,705	2,356	2,204	2,985
Net income per common share:
Basic	$0.24	$0.21	$0.19	$0.26
Diluted	$0.23	$0.20	$0.18	$0.25
Enrollment	12,955	13,208	13,308	14,613

	First	Second	Third
	Quarter	Quarter	Quarter

	(In thousands, except per share
	and enrollment data)
2006
Revenues	$41,858	$43,518	$43,902
Operating income	1,884	4,203	4,063
Net income	1,642	3,055	3,041
Net income per common share:
Basic	$0.14	$0.26	$0.26
Diluted	$0.14	$0.25	$0.25
Enrollment	15,792	16,078	16,374
      Our revenues and operating results normally fluctuate as a result of seasonal variations in our business, principally due to changes in enrollment. Learner population varies as a result of new enrollments, graduations and learner attrition. While the number of enrollments has grown in each sequential quarter over these periods, the sequential quarterly increase in enrollments has been the greatest in the fourth quarter of each respective year, which corresponds with a traditional Fall school start. The larger relative increases in enrollments in the fourth quarter have resulted in larger sequential increases in revenue during the fourth quarter than in other quarters. A significant portion of our general and administrative expenses do not vary proportionately with fluctuations in revenues, resulting in larger relative increases in operating income in the fourth quarter relative to increases between other quarters. In addition, we typically implement tuition increases at the beginning of an academic year, which coincides with the start of the third quarter of each fiscal year. We expect quarterly fluctuations in operating results to continue as a result of these seasonal patterns.
      In addition to our recurring seasonal patterns described above, our quarterly revenue may be impacted by the timing of our seminar tuition revenue resulting from week-long gatherings of our doctoral learners for in-depth, face-to-face instruction. We typically have five to eight seminars per year. For example, revenue declined slightly from the second quarter of 2004 as compared to the third quarter of 2004 because two seminars totaling $2.7 million in revenue occurred in the second quarter of 2004 and no seminars occurred in the third quarter of 2004. Additionally, our revenues for the first quarter of 2006 were slightly lower than our revenues for the fourth quarter of 2005, partially due to a decrease of approximately $0.7 million in seminar tuition revenue. Our quarterly operating results may fluctuate in the future based on the timing and number of our seminars.
      On January 1, 2006, we adopted Statement of Financial Accounting Standards No. 123(R), Share-based Payment (FAS 123(R)), which requires the measurement and recognition of compensation expense for stock-based payment awards made to employees and directors, including employee stock options. FAS 123(R) eliminates the ability to account for stock-based compensation transactions using the footnote disclosure-only provisions of Accounting Principle Board Opinion No. 25, Accounting for Stock Issued to Employees (APB 25), and instead requires that such transactions be recognized and reflected in our financial statements using a fair-value-based method. As a result of adopting FAS 123(R) on January 1, 2006, our income before income taxes and net income for the nine months ended September 30, 2006 were $2.7 million and $2.1 million lower, respectively, than if we had continued to account for stock-based compensation under APB 25. Basic and diluted earnings per share for the nine months ended September 30, 2006 are $0.18 and $0.17 lower, respectively, than if we had continued to account for stock-based compensation under APB 25.
      Under FAS 123(R), the amount of compensation expense will vary depending on numerous factors, including the number and vesting period of option grants, the expected life of the grants, the publicly traded stock price of the security underlying the options, the volatility of the stock price, and the estimated forfeiture rate. Of the 2.3 million shares subject to outstanding options as of September 30, 2006, 2.0 million are related to service-based stock options which vest ratably over a specified period, usually four years. Compensation expense relating to these options is recognized ratably over the remaining vesting period. Approximately 0.3 million outstanding stock options as of September 30, 2006 were performance-based stock options granted in 2006 in lieu of a portion of the cash bonus under our 2006 Annual Incentive Plan for Management Employees. These options vest on December 31, 2006 provided certain performance thresholds related to planned revenue and operating income are met. As of September 30, 2006, we assumed that 54% of the performance-based stock options would vest on December 31, 2006 based on performance measures to date. As there will be fluctuations in our results relative to the applicable performance thresholds over the remainder of 2006, our stock-based compensation expense will also fluctuate depending on the likelihood the performance-based vesting requirements will be met. As of September 30, 2006, total compensation cost related to nonvested service-based stock options not yet recognized was $7.2 million, which is expected to be recognized over the next 33 months on a weighted-average basis. As of September 30, 2006, total compensation cost related to nonvested performance-based stock options not yet recognized was $0.3 million, which is expected to be recognized over the three month period ending December 31, 2006 on a weighted-average basis assuming that we meet the performance thresholds required for 54% of the stock options to vest.
      Our fourth quarter results in 2004 were affected particularly by impairment charges and income tax benefit. During the fourth quarter of 2004, we recorded impairment charges of $1.0 million related to previously capitalized software development costs for software projects that were abandoned. Additionally, in the fourth quarter of 2004, in accordance with FAS No. 109, the remaining valuation allowance applied to net deferred tax assets of $10.6 million was reversed, resulting in a corresponding favorable impact on net income. In 2005, we recorded $6.9 million in income tax expense based on an effective income tax rate ranging from 38.0% to 41.8% among quarters. For the nine months ended September 30, 2006, income tax expense was $5.5 million based on an effective income tax rate of 41.3% to 41.9% among quarters. We expect that our estimated annual effective income tax rate for 2006 will be in the range of 40% to 42%.
      In addition to the factors described above, our income for the first and second quarters of 2004 was reduced due to our investment in strategic initiatives, including an accelerated development of our four-year undergraduate program, brand research and infrastructure investments to facilitate growth in marketing relationships. In third and fourth quarter 2005, as well as first, second and third quarter 2006, we increased our investment in building brand awareness and further developing our corporate infrastructure through the implementation of an enterprise resource planning system.
Liquidity and Capital Resources

Liquidity
      We financed our operating activities and capital expenditures during the nine months ended September 30, 2006 and the years ended December 31, 2004 and 2005, through cash provided by operating activities. During the year ended December 31, 2003, we financed our operating activities and capital expenditures through a combination of cash provided by operating activities and sales of equity to private investors. Our cash, cash equivalents and short-term marketable securities were $50.0 million, $72.1 million and $77.4 million at December 31, 2004 and 2005, and September 30, 2006, respectively.
      In August 2004, we entered into an unsecured $10.0 million line of credit with Wells Fargo Bank. The line of credit has an expiration date of June 30, 2007. There have been no borrowings to date under this line of credit, therefore $10.0 million is available. Any borrowings would bear interest at a rate of either LIBOR plus 2.5% or the bank’s prime rate, at our discretion on the borrowing date.
      A majority of our revenues are derived from Title IV programs. Federal regulations dictate the timing of disbursements under Title IV programs. Learners must apply for new loans and grants each academic year, which starts July 1. Loan funds are generally provided by lenders in multiple disbursements for each academic year. The disbursements are usually received by the start of the second week of the term. These factors, together with the timing of our learners beginning their programs, affect our operating cash flow.
      Based on our current level of operations and anticipated growth, we believe that our cash flow from operations and other sources of liquidity, including cash, cash equivalents and short-term marketable securities, will provide adequate funds for ongoing operations and planned capital expenditures for the foreseeable future.

Operating Activities
      Net cash provided by operating activities during the nine months ended September 30, 2006, was $18.5 million, a decrease of $0.3 million from $18.8 million during the nine months ended September 30, 2005. The decrease was driven by the timing of vendor payments and lower learner payments for fourth quarter courses in third quarter 2006 compared to third quarter 2005, and a decrease in net deferred tax assets and income taxes payable due to the usage of the net operating loss carryforwards. These factors were partially offset by an increase in net income for the nine months ended September 30, 2006 as compared to the nine months ended September 30, 2005 and $2.7 million of non-cash stock-based compensation expense as a result of the adoption of FAS 123(R).
      Net cash provided by operating activities during the year ended December 31, 2005, was $28.9 million, an increase of $12.9 million, or 80.3%, from $16.0 million during the year ended December 31, 2004. The increase was primarily due to a $2.2 million increase in non-cash related expenses for the provision for bad debt, depreciation and amortization and equity related expense and a decrease of $14.6 million in deferred income taxes, offset by a decrease in net income by $8.5 million primarily related to the result of the non-cash reversal of the valuation allowance in 2004.
      Net cash provided by operating activities during the year ended December 31, 2004, was $16.0 million, an increase of approximately $0.6 million, from $15.4 million during the year ended

December 31, 2003. This increase was primarily due to a $14.4 million increase in net income, a $3.3 million increase in non-cash related expenses for the provision for bad debt, asset impairments, depreciation and amortization and equity related expense, and a $2.1 million increase in deferred revenue, partially offset by an $8.4 million increase in deferred tax assets primarily as a result of the non-cash reversal of the valuation allowance, a $5.6 million increase in accounts receivable and prepaid expenses and a $5.2 million decrease in accounts payable and accrued liabilities due to the timing of vendor payments.

Investing Activities
      Our cash used in investing activities is primarily related to the purchase of property and equipment and investment in short-term marketable securities. Net cash used in investing activities was $23.2 million and $17.7 million for the nine months ended September 30, 2006 and 2005, respectively. Net cash used in investing activities was $26.1 million, $12.2 million and $22.6 million for the years ended December 31, 2003, 2004 and 2005, respectively. Investment in short-term marketable securities consists of purchases and sales of auction rate, U.S. agency and corporate debt securities. Net purchases of these securities were $12.1 million and $11.6 million during the nine months ended September 30, 2006 and 2005, respectively. Net purchases of these securities were $22.4 million, $4.7 million and $13.5 million during the year ended December 31, 2003, 2004 and 2005, respectively. Capital expenditures were $11.1 million and $6.1 million for the nine months ended September 30, 2006 and 2005, respectively. Capital expenditures were $3.7 million, $7.5 million and $9.1 million for the year ended December 31, 2003, 2004 and 2005, respectively. The increase for the nine months ended September 30, 2006 was due to the investment in integrating most of our business systems with an enterprise resource planning system. The increase in 2004 was due to the investment in a new courseroom learning platform and furniture and fixtures in our new corporate headquarters. The increase in 2005 was due to the investment in integrating most of our business systems with an enterprise resource planning system, the expansion of our existing corporate facilities and classroom technology and other systems and equipment that support our program offerings.
      Capital expenditures are expected to continue to increase in the next year as we continue to invest in integrating most of our business systems with an enterprise resource planning system. We expect that once implemented, this integration of our systems and processes will improve efficiencies within our instructional costs and services, selling and promotional and general and administrative expenses. We expect that our capital expenditures in 2006 will be approximately $16 million to $18 million. We expect to be able to fund these capital expenditures with cash generated from operations.
      We lease all of our facilities. We expect to make future payments on existing leases from cash generated from operations.

Financing Activities
      Net cash provided by financing activities for the nine months ended September 30, 2005, was $2.7 million. Net cash used in financing activities for the nine months ended September 30, 2006, was $2.3 million. Financing activities during the nine months ended September 30, 2006 primarily related to the payments on two notes payable, which we entered into in 2005 to finance asset purchases related to our enterprise resource planning system, offset by $0.3 million in net proceeds from the exercise of stock options. The notes require five equal quarterly payments beginning in July 2005. Financing activities during the nine months ended September 30, 2005 primarily related to the net proceeds from exercise of stock options and warrants.
      Net cash provided by financing activities was $7.4 million, $0.3 million and $2.2 million, for the years ended December 31, 2003, 2004 and 2005, respectively. The financing activities during these periods were primarily related to the private placement of our stock in 2003, stock option exercises in 2003, 2004 and 2005 and warrants exercised in 2005.
      In January 2003, we entered into an agreement with the purchasers of the Class F preferred stock as well as new investors, pursuant to which we issued 2.2 million shares of our Class G redeemable convertible preferred stock, or Class G preferred stock. Of the 2.2 million shares of Class G preferred stock issued, 1.5 million shares were issued in exchange for all of the outstanding shares of Class F preferred stock. We received no proceeds from this exchange. We sold the remaining 0.7 million shares of Class G preferred stock at a price per share of $11.12 and received proceeds, less offering costs of $0.4 million, totaling $7.2 million.
      We received proceeds from the exercise of stock options of $0.8 million, $0.9 million and $0.3 million in 2003, 2004 and 2005, respectively. We received proceeds from the exercise of warrants of $3.0 million in 2005.
Contractual Obligations
      The following table sets forth, as of December 31, 2005, the aggregate amounts of our significant contractual obligations and commitments with definitive payment terms due in each of the periods presented (in thousands):

	Payments Due by Period

		Less than			More than
	Total	1 Year	1-3 Years	3-5 Years	5 Years

Capital leases	$8	$8	$—	$—	$—
Operating leases(a)	12,436	2,691	7,881	1,864	—
Notes payable(b)	2,639	2,639	—	—	—
Adjunct faculty obligations(c)	8,299	8,299	—	—	—

Total contractual obligations	$23,382	$13,637	$7,881	$1,864	$—

(a)	Minimum lease commitments for our headquarters and miscellaneous office equipment.

(b)	Consists of notes payable used to finance asset purchases related to the enterprise resource planning system.

(c)	Consists of payment obligations to adjunct faculty as of December 31, 2005, based on existing contractual agreements with them.
Impact of Inflation
      We believe that inflation has not had a material impact on our results of operations for any of the years in the three year period ended December 31, 2005 or the nine months ended September 30, 2006. We cannot assure you that future inflation will not have an adverse impact on our operating results and financial condition.
Quantitative and Qualitative Disclosures About Risk

Market Risk
      We have no derivative financial instruments or derivative commodity instruments. We believe the risk related to marketable securities is limited due to the adherence to our investment policy that requires marketable securities to have a minimum Standard & Poor’s rating of A (or equivalent). All of our marketable securities as of December 31, 2004 and 2005 and as of September 30, 2006, consisted of cash, cash equivalents, and marketable securities rated A or higher.

Interest Rate Risk
      We manage interest rate risk by investing excess funds in cash equivalents and marketable securities bearing variable interest rates, which are tied to various market indices. Our future investment income may fall short of expectations due to changes in interest rates or we may suffer losses in principal if we are forced to sell securities that have declined in market value due to changes in interest rates. At September 30, 2006, a 10% increase or decrease in interest rates would not have a material impact on our future earnings, fair values, or cash flows related to investments in cash equivalents or interest earning marketable securities.
Recent Accounting Pronouncements
      On January 1, 2006, we adopted Statement of Financial Accounting Standards No. 123(R), Share-based Payment (FAS 123(R)), which requires the measurement and recognition of compensation expense for stock-based payment awards made to employees and directors, including employee stock options. FAS 123(R) eliminates the ability to account for stock-based compensation transactions using the footnote disclosure-only provisions of Accounting Principle Board Opinion No. 25, Accounting for Stock Issued to Employees (APB 25), and instead requires that such transactions be recognized and reflected in our financial statements using a fair-value-based method. In March 2005, the SEC issued Staff Accounting Bulletin No. 107 (SAB 107), relating to FAS 123(R). We have applied the provisions of SAB 107 in our adoption of FAS 123(R).
      We adopted FAS 123(R) using the modified prospective method, which requires the application of the accounting standard as of January 1, 2006. The financial statements as of and for the nine months ended September 30, 2006 reflect the impact of FAS 123(R). In accordance with the modified prospective transition method, our consolidated financial statements for the years ended December 31, 2003, 2004 and 2005 have not been restated to reflect, and do not include, the impact of FAS 123(R).
      In July 2006, the FASB issued Interpretation No. 48, Accounting for Uncertainty in Income Taxes — an Interpretation of FASB Statement No. 109 (FIN 48). FIN 48 creates a single model to address uncertainty in tax positions and clarifies the accounting for income taxes by prescribing the minimum recognition threshold a tax position is required to meet before being recognized in the financial statements. FIN 48 also provides guidance on derecognition, measurement, classification, interest and penalties, accounting in interim periods, disclosure and transition. FIN 48 is effective for fiscal years beginning after December 15, 2006. We are currently assessing the impact of adoption of FIN 48.
      In September 2006, the SEC issued Staff Accounting Bulletin No. 108, Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements (SAB 108). SAB 108 requires companies to evaluate the materiality of identified unadjusted errors on each financial statement and related financial statement disclosure using both the rollover approach and the iron curtain approach. The rollover approach quantifies misstatements based on the amount of the error in the current year income statement whereas the iron curtain approach quantifies misstatements based on the effects of correcting the misstatement existing in the balance sheet at the end of the current year, irrespective of the misstatement’s year(s) of origin. Financial statements would require adjustment when either approach results in quantifying a misstatement that is material. Correcting prior year financial statements for immaterial errors would not require previously filed reports to be amended. SAB 108 is effective for interim periods of the first fiscal year ending after November 15, 2006. We are currently evaluating the impact of adoption of SAB 108.

BUSINESS
Overview
      We are an exclusively online post-secondary education services company. Through our wholly owned subsidiary, Capella University, we offer a variety of doctoral, master’s and bachelor’s programs in the following disciplines: business, organization and management; education; psychology; human services; and information technology. Our academic offerings combine competency-based curricula with the convenience and flexibility of an online learning format. We design our offerings to help working adult learners develop specific competencies that they can employ in their workplace. We actively support and engage with our learners throughout their programs to enhance their prospects for successful program completion. We believe that the relevance and convenience of our programs provide a quality educational experience for our learners. At September 30, 2006, we offered 766 online courses and 13 academic programs with 76 specializations to approximately 16,400 learners.
      In 2005, our end-of-year enrollment and revenues grew by approximately 19% and 27%, respectively, as compared to 2004. To date, our growth has resulted from a combination of: increased demand for our programs; expansion of our program and degree offerings; our ability to obtain specialized accreditations for certain programs we offer; establishment of relationships with large corporate employers, the U.S. Armed Forces and other colleges and universities; and a growing acceptance of online education. We seek to achieve growth in a manner that assures continued improvement in educational quality and learner success while maintaining compliance with regulatory standards. Additionally, we seek to enhance our operational and financial performance by tracking and analyzing quantifiable metrics that provide insight as to the effectiveness of our business and educational processes. Our exclusively online focus facilitates our ability to track a variety of metrics.
Our History
      We were founded in 1991 as a Minnesota corporation. In 1993, we established our wholly owned university subsidiary, then named The Graduate School of America, to offer doctoral and master’s degrees through distance learning programs in management, education, human services and interdisciplinary studies. In 1995, we launched our online format for delivery of our doctoral and master’s degree programs over the Internet. Through our early entry into online education, we believe we have gained extensive experience in the delivery of effective online programs. In 1997, our university subsidiary received accreditation from the North Central Association of Colleges and Schools (later renamed The Higher Learning Commission of the North Central Association of Colleges and Schools). In 1998, we began the expansion of our original portfolio of academic programs by introducing doctoral and master’s degrees in psychology and a master of business administration degree. In 1999, to expand the reach of our brand in anticipation of moving into the bachelor’s degree market, we changed our name to Capella Education Company and the name of our university to Capella University. In 2000, we introduced our bachelor’s degree completion program in information technology, which provided instruction for the last two years of a four-year bachelor’s degree. In 2004, we expanded our addressable market through the introduction of our four-year bachelor’s degree programs in business administration and information technology as well as the introduction of three master’s level specializations in education targeted at K-12 teachers. In 2005, we introduced two master’s level specializations in education targeted to higher education and K-12 teachers as well as a master’s in business administration specialization in accounting. In 2006, we introduced three specializations in master’s in business administration, including healthcare management, two bachelor’s level specializations in accounting and information assurance and security, and two doctoral specializations in education servicing K-12 teachers.
Industry
      The U.S. market for post-secondary education is a large, growing market. Based on 2005 estimates by the U.S. Department of Education, National Center for Education Statistics, or NCES, revenue for post-secondary degree-granting educational institutions exceeded $260 billion in the 2000 – 2001 academic year.

According to a 2005 publication by the NCES, the number of post-secondary students enrolled as of the Fall of 2002 was 16.6 million and is expected to grow to 18.8 million in 2010. We believe the forecasted growth in post-secondary enrollment is a result of a number of factors, including the expected increase in annual high school graduates from 2.9 million in 2002 to 3.3 million in 2010 (based on estimates published by the NCES in 2005), the significant and measurable personal income premium that is attributable to post-secondary education and an increase in demand by employers for professional and skilled workers.
      According to the U.S. Department of Commerce, Census Bureau, as of March 2004, over 63% of adults (persons 25 years of age or older) did not possess a post-secondary degree. Of the 16.6 million post-secondary students enrolled as of the Fall of 2002, the NCES estimated that 6.5 million were adults, representing 39% of total enrollment. We expect that adults will continue to represent a large, growing segment of the post-secondary education market as they seek additional education to secure better jobs, or to remain competitive or advance in their current careers.
      According to Eduventures, an education consulting and research firm, many traditional, non-profit post-secondary education providers have been unable to meet the increasing demand for post-secondary education as a result of, among other factors, a lack of funding and physical constraints on their ability to admit additional students. Alternatively, many for-profit institutions have been designed to meet this growing demand and are becoming an increasingly popular alternative for working adults. We believe that the focus of for-profit institutions on education related to specific labor markets and on strong customer service has made them an increasingly popular alternative for working adults seeking additional education.
      According to reports published by Eduventures in 2004, the revenue growth rate in fully-online education exceeded the revenue growth rate in the for-profit segment of the post-secondary market from 2001 to 2003. We believe that the higher growth in demand for fully-online education is largely attributable to the flexibility and convenience of this instructional format, as well as the growing recognition of its educational efficiency. Additionally, in 2005, Eduventures projected that the number of students enrolled in fully-online programs at Title IV eligible, degree-granting institutions would grow by approximately 28% in 2005 to reach approximately 1.2 million as of December 31, 2005, and would grow to approximately 1.8 million by December 31, 2007. Eduventures also projected that annual revenues generated from students enrolled in fully-online programs at Title IV eligible, degree-granting institutions would increase by more than 36% in 2005 to reach more than $7.0 billion in that year.
Our Competitive Strengths
      We believe we have the following competitive strengths:
      Commitment to Academic Quality. We are committed to providing our learners with a rewarding and challenging academic experience. Our commitment to academic quality is a tenet of our culture, and we believe that quality is an important consideration to those learners who choose Capella University. Having originated as an institution exclusively focused on graduate degree education, we have historically promoted an educational experience based on high academic standards. We have continued to apply this approach as we have expanded our graduate and undergraduate programs. Today, we believe that our commitment to academic quality is reflected in our curricula, faculty, learner support services and academic oversight process. The impact of this commitment is evident in the satisfaction of our learners both during their educational experience and following graduation.
      Exclusive Focus on Online Education. In contrast to institutions converting traditional, classroom-based educational offerings to an online format, our academic programs have been designed solely for online delivery. Our curriculum design offers flexibility while promoting a high level of interaction with other learners and faculty members. Our faculty are specifically trained to deliver online education, and our learner support infrastructure was developed to track learner progress and performance to meet the needs of online learners. As a result of our exclusive focus on online education, we believe we have developed educational programs that meet the needs of our learners in a convenient and effective manner.

      Academic Programs and Specializations Designed for Working Adults. We currently offer 13 academic programs with 76 specializations, each designed to appeal to and meet the educational objectives of working adults. The diversity of our program portfolio allows us to target relevant portions of the adult learner population and provide offerings in several of the highest demand areas of study, such as business and education. Our specializations are designed to attract learners by providing depth within a program that is typically unavailable in an unspecialized program and by addressing specific competencies that learners can apply in their current workplace.
      Extensive Learner Support Services. We provide extensive learner support services, both online and telephonically, via teams assigned to serve as each learner’s primary point of contact. Our support services include: academic services, such as advising, writing and research services; administrative services, such as online class registration and transcript requests; library services; financial aid counseling; and career counseling services. We believe our commitment to providing high quality, responsive and convenient learner support services encourages course and degree completion and contributes to our high learner satisfaction.
      Experienced Management Team with Significant Business, Academic and Marketing Expertise. Our management team possesses extensive experience in business, academic and marketing management as well as public company experience, in many cases with organizations of much larger scale and operational diversity than our organization. Our management team is led by Stephen Shank, our Chairman and Chief Executive Officer, who founded our company in 1991, and who possesses over 12 years of experience serving as the Chief Executive Officer of a public company. Our President and Chief Operating Officer, Kenneth Sobaski, has over 17 years of public company experience in senior sales, marketing and general management positions. Dr. Michael Offerman, who has 24 years of academic management experience, serves as President and a director of Capella University and oversees all of our academic activities. Paul Schroeder, a Senior Vice President of Capella Education Company and a director and Senior Vice President of Capella University, has over ten years of experience in senior financial and general management positions. Lois Martin, our Chief Financial Officer, serves on two public company boards of directors and has held senior financial management positions in public companies for over nine years. We integrate our management through cross-functional teams to ensure that business objectives are met while continuing to deliver academic quality.
Our Operating Strategy
      We intend to pursue the following operating strategies using cash on hand and future cash flows from operations:
      Continue to Focus on Learner Success and Experience. We are committed to helping our learners reach their educational and professional goals. This commitment guides the development of our curricula, the recruitment and training of our faculty and staff, and the design of our support services. For example, learners are required to complete an orientation to online education and a skills assessment as part of the first course in their program of study. We use the results of this assessment to develop an understanding of the specific needs and readiness of each individual learner at the start of a program. Through the use of competency-based curricula and measurement of course and program outcomes, we will continue to look for opportunities to improve our learners’ educational experience and increase the likelihood of learners successfully completing degree programs. We believe our focus on learner success complements our brand strategy and will continue to enhance learner satisfaction, leading to higher levels of engagement, retention and referrals.
      Invest in Further Differentiating the Capella Brand. We will continue to focus on enhancing our brand recognition as a quality, exclusively online university for working adults through a variety of integrated online and offline advertising media. We seek to appeal to prospective learners who aspire to obtain a quality post-secondary education, but for whom a traditional, classroom based educational experience is impractical. Additionally, we seek to differentiate our brand from those of other educational providers by communicating our ability to deliver high quality educational programs in targeted specializations within each learner’s chosen discipline. In order to optimize our marketing investment, we regularly perform market tests, analyze the results and refine our marketing approach based on the findings. We believe increased brand recognition will contribute to continued enrollment growth in our existing and future program offerings.
      Enhance the Effectiveness of Our Learner Recruiting. We have invested substantial resources in performing detailed market research that enables us to more effectively segment our target market and identify potential learners best suited for our educational experience. As a result, we will continue to target our marketing and recruiting expenditures towards segments of the market that we believe are more likely to result in us enrolling learners who will complete their programs, and we intend to increase expenditures targeted at these segments. We also intend to continue to enhance the process by which we recruit potential applicants by providing intensive training to our recruiting personnel to ensure that each individual is capable of explaining our offerings to potential applicants as well as addressing their questions and concerns.
      Further Develop and Expand Our Program and Degree Offerings. We believe that significant growth potential exists within each of the five disciplines that comprise our existing portfolio of academic programs and degree offerings. We will continue to develop our existing bachelor’s, master’s and doctoral program offerings while selectively adding new programs and specializations in disciplines that we believe offer significant market potential and in which we believe we can deliver a high quality learning experience. In particular, we intend to emphasize growth in our master’s degree offerings, and to focus on targeted specializations in our master’s and doctoral programs for which we believe there is significant demand. Examples include our recently launched master’s and doctoral specializations targeting K-12 education, community college and healthcare management professionals.
Capella University
      Capella University is a post-secondary educational institution accredited by The Higher Learning Commission of the North Central Association of Colleges and Schools, one of six regional institutional accrediting associations in the United States, and is authorized to grant degrees by the State of Minnesota.

Our Approach to Academic Quality
      Some of the critical elements of our university that we believe promote a high level of academic quality include:

•	Curricula. We design the curriculum for our programs around professional competencies desired for high performance in each field. The particular competencies are identified and validated through a variety of external sources and reviews. There are specific learning outcomes for each course as well as for the overall program, and we assess the learner’s achievement of the expected learning outcomes during his or her period of enrollment.

•	Faculty. We select our faculty based on their academic credentials and teaching and practitioner experience. Our faculty members tend to be scholars as well as practitioners, and they bring relevant, practical experience from their professional careers into the courses they teach. Approximately 79% of our faculty members hold a doctoral degree in their respective fields. We invest in the professional development of our faculty members through training in online teaching techniques as well as events and discussions designed to foster sharing of best practices and a commitment to academic quality.

•	Online Course Design. We employ a comprehensive design framework to ensure that our online courses offer a consistent learning experience, high quality interaction, and the tools required for assessing learning outcomes. We regularly assess course outcomes data as well as learner assessments to identify opportunities for course upgrades.

•	Learner Support. We establish teams comprised of both academic and administrative personnel that are assigned to serve as the primary support contact point for each of our learners throughout the duration of their studies. All of our support services, including academic, administrative, library and career counseling services are accessible online, allowing users to access these services at a time and in a manner that is convenient to them. We believe that a committed support network is as important to maintaining learner motivation and commitment as the knowledge and engagement of our faculty.

•	Academic Oversight. Our academic management organization is structured to provide leadership and continuity across our academic offerings. In addition to regular reviews by accrediting bodies, our academic management team oversees periodic examinations of our curricula by internal and external reviewers. Internal reviews are performed by our assessment and institutional research team to assess academic content, delivery method and learning outcomes for each program. Our internal academic oversight process is further strengthened by our ability to track and analyze data and metrics related to learner performance and satisfaction. External reviews are performed by individuals with professional certifications in their fields to provide additional evaluation and verification of program quality and workplace applicability.

•	Accreditation. In addition to being accredited by The Higher Learning Commission of the North Central Association of Colleges and Schools, we also pursue specialized accreditation, where appropriate, such as our accreditation from the Council for the Accreditation of Counseling and Related Educational Programs (CACREP) for our mental health counseling and marital, couple, and family counseling/therapy specializations within our master’s in human services program. Our commitment to maintaining regional accreditation, and specialized accreditation where appropriate, reflects our goal to provide our learners with an academic experience commensurate with that of traditional post-secondary educational institutions.

      In addition to these traditional components of academic quality, our approach to teaching and the online format of our programs offers several features that enrich the learning experience:

•	Low student to faculty ratio. Our courses average between 15 and 20 learners, providing each learner the opportunity to interact directly with our faculty and to receive individualized feedback and attention. We believe this adds to the academic quality of our programs by ensuring that each learner is encouraged to participate actively, thus enabling the instructor to better evaluate the learner’s understanding of course material.

•	Diverse learner population. Our online format allows us to focus on adult learners as well as to attract a diverse population of learners with a variety of professional backgrounds and life experiences.

•	Practitioner-oriented course experience. Our courses are designed to encourage our learners to incorporate workplace issues or projects into their studies, providing relevant context to many of the academic theories covered by our curricula.

•	Time efficiency. While many campus-based students are required to spend time commuting, parking, or otherwise navigating a large campus, our online learning format enables our learners to focus their time on course assignments and discussions.

•	Residential colloquia experience. Our residential colloquia allows doctoral learners to engage in face-to-face interaction with other learners and faculty, which provides for a rich learning experience with relevant content.

Curricula
      Our program offerings cover five disciplines: business, organization and management; education; psychology; human services; and information technology. Within these disciplines, we offer 13 academic programs with 76 specializations as follows:

Programs	Specializations

Business, Organization and Management

Doctor of Philosophy in	• General
Organization and Management	• Human Resource Management
• Information Technology Management
• Leadership

Master of Science in	• General
Organization and Management	• Human Resource Management
• Information Technology Management
• Leadership

Master of Business	• General Business
Administration	• Accounting
• Finance
• Health Care Management
• Information Technology Management
• Marketing
• Project Management

Bachelor of Science in	• Accounting
Business	• Business Administration
• Finance
• Human Resource Management
• Management and Leadership
• Marketing

Education

Doctor of Philosophy	• Leadership in Educational
in Education	Administration
• Leadership for Higher Education
• Curriculum and Instruction
• Post-Secondary and Adult Education
• Instructional Design for Online Learning
• Training and Performance Improvement
• Professional Studies in Education
• K-12 Studies in Education

Master of Science in	• Leadership in Educational
in Education	Administration
• Leadership for Higher Education
• Curriculum and Instruction
• Post-Secondary and Adult Education
• Instructional Design for Online Learning
• Training and Performance Improvement
• Professional Studies in Education
• K-12 Studies in Education
• Reading and Literacy
• Enrollment Management

Programs	Specializations

Psychology

Doctor of Psychology	• Clinical Psychology
• Counseling Psychology

Doctor of Philosophy in	• General Psychology
Psychology	• Industrial/Organizational Psychology
• Educational Psychology

Master of Science in	• Clinical Psychology
Psychology	• Counseling Psychology
• School Psychology
• General Psychology
• Industrial/Organizational Psychology
• Educational Psychology
• Sport Psychology

Human Services

Doctor of Philosophy in	• General Human Services
Human Services	• Criminal Justice
• Counseling Studies
• Health Care Administration
• Management of Non-Profit Agencies
• Social and Community Services

Master of Science in	• General Human Services
Human Services	• Criminal Justice
• Counseling Studies
• Health Care Administration
• Management of Non-Profit Agencies
• Marital, Couple, and Family Counseling/Therapy
• Mental Health Counseling
• Social and Community Services

Information Technology

Master of Science in	• General Information
Information Technology	Technology
• Information Security
• Network Architecture and Design
• Project Management and Leadership
• System Design and Programming

Bachelor of Science in	• General Information
Information Technology	Technology
• Graphics and Multimedia
• Information Assurance and Security
• Network Technology
• Project Management
• Web Application Development
________________________________________________________________________________

      Courses are offered on a quarterly academic schedule, which generally coincides with calendar quarters. We offer new learners the flexibility to begin their introductory first course in their program of study on the first day of classes in any month. Learners then enroll in subsequent courses on a regular quarterly course schedule. Depending on the program, learners generally enroll in one to two courses per quarter. Each course has a designated start date, and the majority of our courses last for ten weeks.
      To meet course requirements, learners typically need to access the online courseroom multiple times each week. However, there is no set class schedule, so learners can attend each class as it fits their weekly schedule. Learners are required to respond to questions posed by the instructor, as well as comments made by other learners. This provides for an interactive experience in which each learner is both encouraged and required to be actively engaged. Additional learning experiences may include team projects and/or research papers. Our online format provides a digital record of learner interactions for the course instructor to assess learners’ levels of engagement and demonstration of required competencies. The course design also includes assessment of learning outcomes.
      The only exception to our exclusively online format is for doctoral and certain master’s degree candidates pursuing professional licenses who participate in periodic in-residence colloquia (or seminars), supervised practicum and internships as a complement to their courses. The colloquia typically last one week and are required, on average, once per year for learners in applicable programs, while the supervised practicum and internships vary in length based on the program in which the learner is enrolled.
      We design our curricula by first defining competencies that each learner needs to develop at the course and program level. We consult with subject matter experts and professional associations in the relevant field of study to ensure that we are addressing the appropriate competencies. Our internal instructional designers then work with the subject matter experts to develop our online courses, and incorporate measurement tools that allow us to assess learning outcomes. Each learner is required to demonstrate the defined competencies in each course and also through integrated projects at the completion of the applicable program.
      Each program is regularly subjected to program reviews by accrediting bodies, state regulatory authorities and external experts to assure relevance and attainment of specified outcomes.
      We also offer certificate programs, which consist of a series of courses focused on a particular area of study, for learners who seek to enhance their skills and knowledge. Online certificate courses can be taken as part of an undergraduate or graduate degree program or on a standalone basis. Certificate programs generally consist of four courses. The duration of our certificate programs ranges from two quarters to approximately two years.

Faculty
      We seek to hire faculty who have teaching or practitioner experience in their particular discipline and who possess significant academic credentials. Approximately 79% of our faculty members have a doctoral degree from a regionally accredited institution. We provide significant training to new faculty members, including a seven-week online development program focused on effective online teaching methods and our online platform, prior to offering them a teaching assignment. In addition, we provide professional development and training for all faculty members on an ongoing basis. In order to evaluate the performance of our faculty members, we periodically monitor courseroom activity and assess learner performance against course outcomes.
      Our faculty consists of full-time academic administrators, faculty chairs and core faculty as well as adjunct faculty. Our full-time academic administrators’ primary responsibilities are to monitor the quality and relevance of our curricula, to recruit and manage teaching faculty and to ensure that we maintain standards of accreditation. Our full-time faculty chairs supervise the faculty in their respective specializations. Our full-time core faculty teach courses in their assigned specializations and serve as mentors to, and on dissertation committees for, our doctoral learners. Our adjunct faculty typically teach one to three courses per quarter in their specializations. Of our 808 faculty members as of September 30,

2006, 124 were full-time employees and the remainder were adjunct faculty. In certain cases, we have agreements with other post-secondary educational institutions to provide faculty for certain courses.

Learner Support Services
      The learner support services we provide include:

•	Academic Services. We provide learners with a variety of services designed to support their academic studies. These services include new learner orientation, technical support, academic advising, research services (particularly for doctoral degree candidates), writing services and other online tutoring. We also provide appropriate educational accommodations to learners with documented disabilities through our disability support services team.

•	Administrative Services. We provide learners with the ability to access a variety of administrative services both telephonically and via the Internet. For example, learners can register for classes, apply for financial aid, pay their tuition and access their transcripts online. We believe this online accessibility provides the convenience and self-service capabilities that our learners value. Our financial aid counselors provide personalized online and telephonic support to our learners.

•	Library Services. We provide learners with complete online access to the Capella University Library. Our library, currently provided through a contractual relationship with the Sheridan Libraries at The Johns Hopkins University, supplies learners with full-text articles, electronic books, reference assistants and hard copy materials via inter-library loans. Over the next year, we will be terminating our current relationship with The Johns Hopkins University and transitioning in-house most of the library services currently performed by The Johns Hopkins University, while continuing to outsource certain library services to other university providers.

•	Career Counseling Services. Our staff of professional career counselors use a variety of tools, including individualized phone, email and face-to-face communications, online newsletters, online seminars and conference calls to provide career planning services to learners and alumni. Our counselors also assist our recruitment staff with prospective learners’ selection of the Capella University program and specialization that best suits their professional aspirations.
      In the 2006 National Survey of Student Engagement, a nationwide survey of bachelor’s students, our learners reported significantly higher levels of satisfaction than levels typically reported by students at the other approximately 550 four-year colleges and universities participating in the survey. We believe our commitment to providing responsive, convenient and helpful learner support contributes to our high learner satisfaction. We intend to continue to track and analyze learner satisfaction metrics and to evaluate and refine our learner support services as appropriate to meet learner needs.

Admissions
      Capella University’s admission process is designed to offer access to prospective learners who seek the benefits of a post-secondary education while providing realistic feedback to prospects regarding their ability to successfully complete their chosen program. As part of the first course in their program of study, admitted learners are required to complete an orientation to online education and a skills assessment, the results of which enable us to develop an understanding of the specific needs and readiness of each individual learner.
      Learners enrolling in our bachelor’s programs must have a high school diploma or a GED and demonstrate competence in writing and logical reasoning during the first course of their program of study. Learners enrolling in our graduate programs must have the requisite academic degree from an accredited institution and a minimum grade point average. In addition to our standard admission requirements, we require applicants to some of our graduate counseling and psychology programs to interview with, and be approved by, one or more faculty members.

Marketing and Learner Recruitment
      We engage in a range of marketing activities to build the Capella brand, differentiate us from other educational providers, raise levels of awareness with prospective learners, generate inquiries about enrollment and stimulate referrals from existing learners. These marketing activities include Internet, radio, print, outdoor and direct mail advertising campaigns, participation in seminars and trade shows, and development of marketing channels through our corporate, U.S. Armed Forces and educational relationships. We believe that online advertising currently generates our largest volume of prospective learners.
      Marketing. We have invested substantial resources in segmenting our potential learner population and developing a detailed understanding of the traits and characteristics that are most representative of learners who are best suited for our programs. We have also developed a structured framework for positioning our brand to prospective learners. As a result of these investments, we believe that we are capable of directing our marketing expenditures towards segments of the population that, on average, are more likely to be interested in and benefit from our offerings and to complete their programs. Additionally, in order to optimize our marketing investment, we regularly perform market tests, analyze the results and refine our marketing approach based on the findings.
      Marketing Relationships and Programs. Our corporate, U.S. Armed Forces and educational relationships and discount programs are developed and managed by our channel development teams. Our channel development teams work with representatives in the various organizations to help them understand the quality, impact and value that our academic programs can provide, both for the individuals in their organization and for the organization itself. For the nine months ended September 30, 2006, approximately 35% of our learners received a discount in connection with one of our marketing relationships or programs described below.

•	Corporate Relationships. We developed our corporate alliance program to offer education opportunities to employees of large companies. Pursuant to these arrangements, program participants make information about Capella University available to their employees. In return, we provide a tuition discount to participants’ employees and their immediate family members. Our corporate alliance program agreements are non-exclusive written agreements that generally have three year terms with automatic renewal provisions, but the parties may generally terminate the agreements at any time on 60 to 90 days prior notice. Through our corporate alliance programs, we presently have learners from approximately 110 corporations.

•	U.S. Armed Forces Relationships and Discount Program. We offer a discount on tuition to all members of the U.S. Armed Forces, including active duty members, veterans, national guard members, reservists, civilian employees of the Department of Defense and immediate family members of active duty personnel. We also have arrangements with various educational institutions of the U.S. Armed Forces pursuant to which we have agreed to accept credits from certain military educational programs earned by learners who meet our transfer requirements, which they can apply toward a Capella University degree. As part of these arrangements, several of these educational institutions make information about Capella University available to their members. In addition, we have arrangements with the Army National Guard, the U.S. Coast Guard Institute and several military bases pursuant to which these organizations make information about Capella University available to interested service members. Our arrangements with the various educational institutions, the Army National Guard and the U.S. Coast Guard Institute, are non-exclusive written agreements with varying terms that may generally be terminated by either party upon 30 to 45 days prior notice. Our arrangements with military bases are established through informal relationships between us and the respective base. For the nine months ended September 30, 2006, approximately 18% of our learners received a U.S. Armed Forces tuition discount.

•	Educational Relationships. We developed our educational alliance program to allow graduates of community colleges to matriculate into our programs and to recruit community college faculty to attend our graduate programs. Pursuant to the arrangements between us and approximately 240 community colleges, we provide a tuition discount and an application fee waiver for community college students, alumni, faculty, administrators and staff in exchange for marketing opportunities within each community college. Our educational alliance agreements are non-exclusive written agreements that generally have a one year term which automatically renews annually, but generally either party may terminate the agreement at any time upon 30 to 60 days prior notice.

      Learner Recruitment. Once a prospective learner has indicated an interest in attending Capella University, our lead management system directs an enrollment director from our enrollment services team to follow up with the prospective learner. The enrollment director is the primary contact for the prospective learner and the director’s goal is to help that individual understand our programs and assess whether there is a good match between our offerings and his or her interests and goals. The enrollment director also works with prospective learners to guide them through the financial aid and enrollment processes.

Enrollment
      We offer different program start dates to new learners, occurring approximately once per month. As of the last day of classes in the quarter ended September 30, 2006, our enrollment was 16,374 learners. Of the learners that responded to our demographic survey, as of December 31, 2005, approximately 63% were female and approximately 35% were minorities. Our learner population is geographically distributed throughout the United States.
      The following is a summary of our learners as of the last day of classes in the quarter ended September 30, 2006:

	Enrollment

	Number of
	Learners	% of Total

Doctoral	6,872	42.0%
Master’s	6,953	42.4%
Bachelor’s	2,455	15.0%
Other	94	0.6%

Total	16,374	100.0%

Tuition and Fees
      Our tuition rates vary by type and length of program and by degree level, such as doctoral, master’s or bachelor’s. For all master’s and bachelor’s programs and for selected doctoral programs, tuition is determined by the number of courses taken by each learner. For the 2005 – 2006 academic year (the academic year that began in July 2005), prices per course generally ranged from $1,400 to $1,950. The price of the course will vary based upon the number of credit hours, the degree level of the program and the discipline. For the 2005 – 2006 academic year, the majority of doctoral programs were priced at a fixed quarterly amount of $3,975 per learner, regardless of the number of courses in which the learner was registered. In January 2006, we adjusted our fixed quarterly tuition rate for doctoral learners in their comprehensive exam or dissertation to $3,200. In addition, if a learner in a doctoral program with fixed quarterly tuition had paid for 16 quarters, completed all coursework except for their comprehensive exam or dissertation and met all colloquia requirements, the tuition rate was reduced to $500 per quarter. Based on prices from the 2005 – 2006 academic year, we estimate that full tuition was approximately $54,000 for a four-year bachelor’s program, ranged from approximately $17,000 to $28,000 for a master’s program, and ranged from approximately $31,000 to $62,000 for a doctoral program. These amounts and ranges assume no reductions for transfer credits. Many of our learners reduce their total program costs at Capella University by transferring credits earned at other institutions. “Other” in the table above refers primarily to certificate-seeking learners. Certificate programs generally consist of four courses, and the price of a course depends on the number of credit hours, the degree level of the program and the discipline. For the 2005 – 2006 academic year, prices per course in certificate programs generally ranged from $1,400 to $1,925.
      Tuition increases generally ranged from 4% to 11% in the 2005 – 2006 academic year as compared to the prior academic year. Tuition increases have not historically been, and may not in the future be, consistent across our programs and specializations due to market conditions or changes in operating costs that have an impact on price adjustments of individual programs or specializations. We recently implemented tuition increases in 10 of our 13 programs generally ranging from 2% to 6% for the 2006 – 2007 academic year (the academic year that began in July 2006) as compared to the prior academic year. Tuition in the remaining three academic programs did not change from the prior academic year. The fixed quarterly tuition for doctoral learners in their comprehensive exam or dissertation increased to $3,240. The reduced tuition rate for doctoral learners who have paid for 16 quarters, completed all coursework except for their comprehensive exam or dissertation and met all colloquia requirements increased from $500 to $810 per quarter.
      A large portion of our learners rely on funds received under various government-sponsored student financial aid programs, predominantly Title IV programs, to pay a substantial portion of their tuition and other education-related expenses. In the years ended December 31, 2003, 2004, and 2005, approximately 62%, 64% and 67%, respectively, of our revenues (calculated on a cash basis) were attributable to funds derived from Title IV programs. In addition to Title IV funding, our learners receive financial aid from other governmental sources or finance their education through private financing institutions or with their own funds.

Technology
      Capella University provides learners and faculty members a secure web-based portal through which they can access courses and support services.
      Online courseroom. Our online courseroom provides the instructional content of the course, along with tools to facilitate course discussions, assessments, grading and submission of assignments. We operate Blackboard Learning System, formerly known as WebCT Vista, as our courseroom platform. Blackboard Learning System provides discussion, testing and grading capabilities for our online courseroom.
      Learner and faculty support. We rely on a combination of packaged and custom software to provide support services to our learners and faculty, including learner participation monitoring, course registration, transcript requests and financial aid applications. In addition, we offer our learners and faculty members online access to our library resources.
      Internal administration. We use several commercial software packages to perform internal administrative and operational functions. Our student information system manages learner academic data and accounts receivable information, and our document management system stores and sorts learner applications, academic records and marketing data. We also employ customer relationship management software to organize and process prospective learner information.
      Infrastructure. Our servers are located in a third party hosting facility and at our corporate headquarters. All of our servers are linked and we have redundant data backup. We currently use a combination of Microsoft-based software on HP server equipment and Sun Microsystems servers. We are in the process of migrating to an Oracle/ PeopleSoft enterprise resource planning system. We anticipate this migration will be completed in 2008.
Employees and Adjunct Faculty
      As of September 30, 2006, we had a total of 808 faculty members, consisting of 124 full-time faculty and 684 part-time, adjunct faculty. Our adjunct faculty are engaged through independent contractor agreements.

      We engage our adjunct faculty on a course-by-course basis. Adjunct faculty are compensated a fixed amount per learner for a base number of learners and a variable rate per learner thereafter, which varies depending on discipline. In addition to teaching assignments, adjunct faculty may be asked to serve on learner committees, such as comprehensive examination and dissertation committees, or assist with course development. We have the right to cancel any teaching assignment due to low enrollment or to cancel sections to create proper class sizes. If a teaching assignment is canceled, we do not compensate the adjunct faculty member for the assignment. Our independent contractor agreements with adjunct faculty typically have a one-quarter term, but we are not required to engage them to teach any certain number of courses and have the right to terminate their services upon written notice at any time.
      As of September 30, 2006, we also employed 844 non-faculty staff in university services, academic advising and academic support, enrollment services, university administration, financial aid, information technology, human resources, corporate accounting and other administrative functions. None of our employees is a party to any collective bargaining or similar agreement with us. We consider our relationships with our employees to be satisfactory.
Competition
      The post-secondary education market is highly fragmented and competitive, with no private or public institution enjoying a significant market share. We compete primarily with public and private degree-granting regionally accredited colleges and universities. Our competitors include both traditional colleges and universities, as well as a number of for-profit institutions offering online programs such as Walden University and the University of Phoenix. Many of these colleges and universities enroll working adults in addition to traditional 18 to 24 year-old students. In addition, many of those colleges and universities offer a variety of distance education initiatives.
      We believe that the competitive factors in the post-secondary education market include the following:

•	relevant, practical and accredited program offerings;

•	reputation of the college or university and marketability of the degree;

•	convenient, flexible and dependable access to programs and classes;

•	qualified and experienced faculty;

•	level of learner support;

•	cost of the program;

•	relative marketing and selling effectiveness; and

•	the time necessary to earn a degree.
Property
      Our corporate headquarters occupies approximately 203,000 square feet in Minneapolis, Minnesota, under a lease which expires in October 2010. Renewal terms under this lease allow for us to extend the current lease for up to two additional five-year terms. We also lease approximately 91,500 square feet in a second facility in Minneapolis that houses our enrollment services and learner services functions. That lease expires in February 2009. Renewal terms under this lease allow for us to extend the current lease for up to two additional two-year terms. We believe our existing facilities are adequate for current requirements and that additional space can be obtained on commercially reasonable terms to meet future requirements.
Intellectual Property
      Intellectual property is important to our business. We rely on a combination of copyrights, trademarks, service marks, trade secrets, domain names and agreements with third parties to protect our proprietary rights. In many instances, our course content is produced for us by faculty and other content experts under work-for-hire agreements pursuant to which we own the course content in return for a fixed development fee. In certain limited cases, we license course content from a third party on a royalty fee basis.
      We have trademark or service mark registrations and pending applications in the U.S. and select foreign jurisdictions for the words “CAPELLA,” “CAPELLA EDUCATION COMPANY,” and “CAPELLA UNIVERSITY” and distinctive logos, along with various other trademarks and service marks related to our specific offerings.
      We also own domain name rights to “www.capella.edu” and “www.capellauniversity.edu”, as well as other words and phrases important to our business.
Legal Proceedings
      From time to time, we are a party to various lawsuits, claims and other legal proceedings that arise in the ordinary course of our business. We are not at this time a party, as plaintiff or defendant, to any legal proceedings which, individually or in the aggregate, would be expected to have a material adverse effect on our business, financial condition or results of operation.

REGULATORY ENVIRONMENT
      Learners attending Capella University finance their education through a combination of individual resources, private loans, corporate reimbursement programs and federal financial aid programs. Capella University participates in the federal student financial aid programs authorized under Title IV. For the year ended December 31, 2005, approximately 67% of our revenues (calculated on a cash basis) were derived from Title IV programs. In connection with a learner’s receipt of federal financial aid, we are subject to extensive regulation by the Department of Education, state education agencies and our accrediting agency, The Higher Learning Commission. In particular, the Title IV programs, and the regulations issued thereunder by the Department of Education, subject us to significant regulatory scrutiny in the form of numerous standards that we must satisfy in order to participate in the federal student financial aid programs. To participate in Title IV programs, a school must be:

•	authorized to offer its programs of instruction by the applicable state education agencies in the states in which it is physically located (in our case, Minnesota);

•	accredited by an accrediting agency recognized by the Secretary of the Department of Education; and

•	certified as an eligible institution by the Department of Education.
      Our business activities are planned and implemented to achieve compliance with the rules and regulations of the state, regional and federal agencies that regulate our activities. We have established regulatory compliance and management systems and processes under the oversight of our Chief Financial Officer and our General Counsel that are designed to meet the requirements of this regulatory environment.
Accreditation
      Capella University has been institutionally accredited since 1997 by The Higher Learning Commission of the North Central Association of Colleges and Schools, a regional accrediting agency recognized by the Secretary of the Department of Education. We will seek to have our accreditation reaffirmed in 2007 as part of a regularly scheduled reaffirmation process. Accreditation is a non-governmental system for recognizing educational institutions and their programs for student performance, governance, integrity, educational quality, faculty, physical resources, administrative capability and resources, and financial stability. In the United States, this recognition comes primarily through private voluntary associations that accredit institutions and programs of higher education. To be recognized by the Secretary of the Department of Education, accrediting agencies must adopt specific standards for their review of educational institutions. These associations, or accrediting agencies, establish criteria for accreditation, conduct peer-review evaluations of institutions and professional programs for accreditation and publicly designate those institutions that meet their criteria. Accredited schools are subject to periodic review by accrediting agencies to determine whether such schools maintain the performance, integrity and quality required for accreditation.
      The Higher Learning Commission is the same accrediting agency that accredits such universities as Northwestern University, the University of Chicago, the University of Minnesota and other degree-granting public and private colleges and universities in its region (namely, the States of Arkansas, Arizona, Colorado, Iowa, Illinois, Indiana, Kansas, Michigan, Minnesota, Missouri, North Dakota, Nebraska, Ohio, Oklahoma, New Mexico, South Dakota, Wisconsin, West Virginia and Wyoming).
      Accreditation by The Higher Learning Commission is important to us. Colleges and universities depend, in part, on accreditation in evaluating transfers of credit and applications to graduate schools. Employers rely on the accredited status of institutions when evaluating a candidate’s credentials, and students and corporate and government sponsors under tuition reimbursement programs look to accreditation for assurance that an institution maintains quality educational standards. Moreover, institutional accreditation by an accrediting agency recognized by the Secretary of the Department of Education is necessary for eligibility to participate in Title IV programs.

State Education Licensure
      We are authorized to offer our programs by the Minnesota Office of Higher Education, the regulatory agency governing the State of Minnesota, where Capella University is located. We are required by the Higher Education Act to maintain authorization from the Minnesota Office of Higher Education in order to participate in Title IV programs.
      The increasing popularity and use of the Internet and other online services for the delivery of education has led and may lead to the adoption of new laws and regulatory practices in the United States or foreign countries and new interpretations of existing laws and regulations. These new laws, regulations and interpretations may relate to issues such as the requirement that online education institutions be licensed in one or more jurisdictions where they have no physical location or other presence. For instance, in some states, we are required to seek licensure or authorization because our recruiters meet with prospective students in the state. In other cases, the state educational agency has required licensure or authorization because we enroll students who reside in the state. New laws, regulations or interpretations related to doing business over the Internet could increase our cost of doing business and affect our ability to recruit students in particular states, which could, in turn, negatively affect enrollments and revenues and have a material adverse effect on our business.
      In addition to Minnesota, Capella University is licensed or authorized to operate or to offer degree programs in the following states: Alabama, Arizona, Arkansas, Colorado, Florida, Georgia, Illinois, Kentucky, Nevada, Ohio, Virginia, Washington, West Virginia and Wisconsin. We are licensed or authorized in these states because we have determined that our activities in each state constitute a presence requiring licensure or authorization by the state educational agency. In some cases, the licensure or authorization is only for specific programs. In the majority of these states, Capella University has either determined that separate licensure or authorization for its certificate programs is not necessary, or has obtained such licensure or authorization. Capella’s certificate programs must be and have been approved in Arizona, Florida and Ohio. Because we enroll students from each of the 50 states, as well as the District of Columbia, and because we may undertake activities in other states that constitute a presence or otherwise subject us to the jurisdiction of the respective state educational agency, we may, from time to time, need to seek licensure or authorization in additional states.
      We are subject to extensive regulations by the states in which we are authorized or licensed to operate. State laws typically establish standards for instruction, qualifications of faculty, administrative procedures, marketing, recruiting, financial operations and other operational matters. State laws and regulations may limit our ability to offer educational programs and to award degrees. Some states may also prescribe financial regulations that are different from those of the Department of Education. We are required to post surety bonds in several states. If we fail to comply with state licensing requirements, we may lose our state licensure or authorizations. Although we believe that the only state authorization or licensure necessary for us to participate in Title IV programs is our authorization from the Minnesota Office of Higher Education, loss of authorization or licensure in other states could restrict our ability to recruit or enroll students in those states. Failure to comply with the requirements of the Minnesota Office of Higher Education could result in Capella University losing its authorization from the Minnesota Office of Higher Education, its eligibility to participate in Title IV programs or its ability to offer certain programs, any of which may force us to cease operations.
State Professional Licensure
      Many states have specific requirements that an individual must satisfy in order to be licensed as a professional in a specified field. Students often seek to obtain professional licensure in their chosen fields following graduation. Their success in obtaining licensure typically depends on several factors, including the individual merits of the graduate, as well as the following, among other factors:

•	whether the institution and the program were approved by the state in which the graduate seeks licensure, or by a professional association;

•	whether the program from which the student graduated meets all state requirements for professional licensure; and

•	whether the institution is accredited.
      Due to varying requirements for professional licensure in each state, Capella University’s catalog informs learners of the risks associated with obtaining professional licensure and more specifically states that (1) Capella University makes no representation or guarantees that completion of any educational program ensures that the learner will be able to obtain individual professional licensure or certification, and (2) that learners are solely responsible for determining and complying with state, local, or professional licensure and certification requirements.
      When we learn that a state has refused to grant licensure to one of our graduates, we take one or more of the following actions. In certain instances, where we believe the state’s refusal to license one of our graduates may be incorrect, we assist learners by providing clarifying information to the state. In other cases, such as where a state will not license one of our learners because a Capella University program is not accredited by a specific third party, we convey that information to prospective learners before they enroll in such program. In all cases, we semi-annually remind our learners that they need to communicate directly with the state in which they intend to seek licensure to fully understand the licensing requirements of that state.
Nature of Federal, State and Private Financial Support for Post-Secondary Education
      The federal government provides a substantial part of its support for post-secondary education through Title IV programs, in the form of grants and loans to students who can use those funds at any institution that has been certified as eligible by the Department of Education. Aid under Title IV programs is primarily awarded on the basis of financial need, generally defined as the difference between the cost of attending the institution and the amount a student can reasonably contribute to that cost. All recipients of Title IV program funds must maintain satisfactory academic progress and must also progress in a timely manner toward completion of their program of study. In addition, each school must ensure that Title IV program funds are properly accounted for and disbursed in the correct amounts to eligible learners.
      Capella University learners receive loans and grants to fund their education under the following Title IV programs: (1) the FFEL program and (2) the Federal Pell Grant, or Pell, program. In 2005, approximately 67% of our revenues (calculated on a cash basis) were derived from tuition financed under Title IV programs.

1) FFEL. Under the FFEL program, banks and other lending institutions make loans to learners. If a learner defaults on a loan, payment is guaranteed by a federally recognized guaranty agency, which is then reimbursed by the Department of Education. Students with financial need qualify for interest subsidies while in school and during grace periods. In 2005, we derived approximately 66.6% of our revenues (calculated on a cash basis) from the FFEL program.

2) Pell. Under the Pell program, the Department of Education makes grants to students who demonstrate financial need. In 2005, we derived approximately 0.4% of our revenues (calculated on a cash basis) from the Pell program.
      In addition to the programs stated above, eligible learners at Capella University may participate in several other financial aid programs or receive support from other governmental and private sources. Certain learners are eligible to receive funds from educational assistance programs administered by the U.S. Department of Veterans Affairs through the Minnesota Department of Veterans Affairs. In certain circumstances, we may assist learners in accessing alternative loan programs available to Capella University’s learners. Alternative loans are intended to cover the difference between what the learner receives from all financial aid sources and the full cost of the learner’s education. Learners can apply to a number of different lenders for this funding at current market interest rates. Finally, many Capella University learners finance their own education or receive full or partial tuition reimbursement from their employers.

      Capella University recently obtained Department of Education approval to be a School as Lender (School Lender). As a School Lender, Capella University can issue FFEL loans directly to students in the same manner as banks and other financial institutions that originate FFEL loans and Capella University is subject to certain additional regulatory requirements that pertain solely to School Lenders and FFEL program lenders. As of September 30, 2006, Capella University had issued two loans in its capacity as a School Lender. Capella University does not have any immediate plans to increase the number of loans issued as a School Lender, but may choose to do so at a later date. Accordingly, for the foreseeable future, learners who receive FFEL loans will obtain such loans from FFEL program lenders other than Capella University.
Regulation of Federal Student Financial Aid Programs
      To be eligible to participate in Title IV programs, an institution must comply with specific standards and procedures set forth in the Higher Education Act and the regulations issued thereunder by the Department of Education. An institution must, among other things, be licensed or authorized to offer its educational programs by the state within which it is physically located (in our case, Minnesota) and maintain institutional accreditation by a recognized accrediting agency. Capella University is currently certified to participate in Title IV programs through December 31, 2008.
      The substantial amount of federal funds disbursed through Title IV programs, the large number of students and institutions participating in these programs and allegations of fraud and abuse by certain for-profit institutions have caused Congress to require the Department of Education to exercise considerable regulatory oversight over for-profit institutions of higher learning. Accrediting agencies and state education agencies also have responsibilities for overseeing compliance of institutions with Title IV program requirements. As a result, our institution is subject to extensive oversight and review. Because the Department of Education periodically revises its regulations and changes its interpretations of existing laws and regulations, we cannot predict with certainty how the Title IV program requirements will be applied in all circumstances.
      Significant factors relating to Title IV programs that could adversely affect us include the following:
      Congressional Action. Congress reauthorizes the Higher Education Act approximately every five to eight years. Congress most recently reauthorized the Higher Education Act in 1998. Because reauthorization had not yet been completed in a timely manner, Congress extended the current provisions of the Higher Education Act through June 30, 2007. Congress is in the process of reviewing the Higher Education Act for purposes of reauthorization, but it is not possible to predict with certainty when the reauthorization process will be completed. We believe that this reauthorization will likely result in numerous changes to the Higher Education Act, although we are not in a position to predict those changes. The elimination of certain Title IV programs, material changes in the requirements for participation in such programs, or the substitution of materially different programs could reduce the ability of certain learners to finance their education. If reauthorization is not completed by June 30, 2007, Congress is expected to enact legislation to further temporarily extend Title IV programs as currently authorized under the Higher Education Act for a period of months, not likely to exceed one year.
      In addition, Congress reviews and determines appropriations for Title IV programs on an annual basis through the budget and appropriations process. A reduction in federal funding levels of such programs could reduce the ability of certain learners to finance their education. These changes, in turn, could lead to lower enrollments at Capella University or require Capella University to increase its reliance upon alternative sources of learner financial aid. Given the significant percentage of Capella University’s revenues that are derived indirectly from Title IV programs, the loss of or a significant reduction in Title IV program funds available to Capella University’s learners could reduce its enrollment and revenue and possibly have a material adverse effect on our business. In addition, the regulations applicable to Capella University have been subject to frequent revisions, many of which have increased the level of scrutiny to which for-profit post-secondary educational institutions are subjected and have raised applicable standards. If Capella University were not to continue to comply with such regulations, such non-

compliance might impair its ability to participate in Title IV programs, offer programs or continue to operate. Certain of the regulations applicable to Capella University are described below.
      Distance Learning and Repeal of the “50% Rules.” Capella University offers all of its existing degree programs via Internet-based telecommunications from Capella’s headquarters in Minneapolis, Minnesota.
      Prior to passage of the Higher Education Reconciliation Act as part of the Deficit Reduction Act in 2006, the Higher Education Act generally excluded from Title IV programs institutions at which (1) more than 50% of the institution’s courses were offered via distance delivery methods, which includes online courses, or (2) 50% or more of the institution’s students were enrolled in courses delivered via correspondence methods, including online courses. Because 100% of Capella University’s courses are online courses and 100% of its learners are enrolled in online courses, the 50% Rules would have, absent the Distance Education Demonstration Program described below, precluded Capella University and its learners from participating in Title IV programs.
      As part of the 1998 amendments to the Higher Education Act, the Department of Education was authorized to waive specific statutory and regulatory requirements in order to assess the viability of online educational offerings. Under the Distance Education Demonstration Program, or Demonstration Program, institutions were allowed to seek waivers of certain regulatory provisions that inhibited the offering of distance education programs, including the 50% Rules. Participation in the Demonstration Program included regular submissions of data to the Department of Education. Capella University was selected for participation in the Demonstration Program in 1999, which allowed Capella University to participate in the Title IV programs.
      The 50% Rules were repealed for telecommunications courses (which include online courses) as part of the Higher Education Reconciliation Act, but remain in place for correspondence courses. Accordingly, online institutions such as Capella University, which offer their courses exclusively through telecommunications, are no longer subject to the 50% Rules. Following passage of the Higher Education Reconciliation Act, the Department of Education also terminated the Demonstration Program effective as of June 30, 2006. Because Capella University is no longer subject to the 50% Rules, it is likewise no longer dependent on the Demonstration Program to participate in the Title IV Programs.
      At least six lawsuits were filed challenging the constitutionality of the Deficit Reduction Act in general, on grounds that there exist discrepancies between non-education related provisions of the legislation passed in the House and Senate. In the event that the Deficit Reduction Act is invalidated, the 50% Rules could be reinstated, and Capella University and its learners would not be in a position to participate in Title IV programs until the 50% Rules were repealed via alternative legislative action, or until Congress reinstated the Demonstration Program or otherwise acted to permit the participation of impacted Title IV participating institutions.
      Administrative Capability. Department of Education regulations specify extensive criteria by which an institution must establish that it has the requisite “administrative capability” to participate in Title IV programs. Failure to satisfy any of the standards may lead the Department of Education to find the institution ineligible to participate in Title IV programs or to place the institution on provisional certification as a condition of its participation. To meet the administrative capability standards, an institution must, among other things:

•	comply with all applicable Title IV program regulations;

•	have capable and sufficient personnel to administer the federal student financial aid programs;

•	have acceptable methods of defining and measuring the satisfactory academic progress of its students;

•	not have cohort default debt rates above specified levels;

•	have various procedures in place for safeguarding federal funds;

•	not be, and not have any principal or affiliate who is, debarred or suspended from federal contracting or engaging in activity that is cause for debarment or suspension;

•	provide financial aid counseling to its students;

•	refer to the Department of Education’s Office of Inspector General any credible information indicating that any applicant, student, employee or agent of the institution, has been engaged in any fraud or other illegal conduct involving Title IV programs;

•	submit in a timely manner all reports and financial statements required by the regulations; and

•	not otherwise appear to lack administrative capability.
      If an institution fails to satisfy any of these criteria or any other Department of Education regulation, the Department of Education may:

•	require the repayment of Title IV funds;

•	transfer the institution from the “advance” system of payment of Title IV funds to cash monitoring status or to the “reimbursement” system of payment;

•	place the institution on provisional certification status; or

•	commence a proceeding to impose a fine or to limit, suspend or terminate the participation of the institution in Title IV programs.
      If we are found not to have satisfied the Department of Education’s “administrative capability” requirements, we could lose, or be limited in our access to, Title IV program funding.
      Financial Responsibility. The Higher Education Act and Department of Education regulations establish extensive standards of financial responsibility that institutions such as Capella University must satisfy in order to participate in Title IV programs. These standards generally require that an institution provide the resources necessary to comply with Title IV program requirements and meet all of its financial obligations, including required refunds and any repayments to the Department of Education for liabilities incurred in programs administered by the Department of Education.
      The Department of Education evaluates institutions on an annual basis for compliance with specified financial responsibility standards utilizing a complex formula that uses line items from the institution’s audited financial statements. The standards focus on three financial ratios: (1) equity ratio (which measures the institution’s capital resources, financial viability and ability to borrow); (2) primary reserve ratio (which measures the institution’s ability to support current operations from expendable resources); and (3) net income ratio (which measures the institution’s ability to operate at a profit or within its means). An institution’s financial ratios must yield a composite score of at least 1.5 for the institution to be deemed financially responsible without the need for further federal oversight. We have applied the financial responsibility standards to our audited financial statements as of and for the year ended December 31, 2005, and calculated a composite score of 3.0, which is the maximum score attainable. We therefore believe that we meet the Department of Education’s financial responsibility standards. If the Department of Education were to determine that we did not meet the financial responsibility standards due to a failure to meet the composite score or other factors, we could establish financial responsibility on an alternative basis by, among other things:

•	posting a letter of credit in an amount equal to at least 50% of the total Title IV program funds received by the institution during the institution’s most recently completed fiscal year;

•	posting a letter of credit in an amount equal to at least 10% of such prior year’s Title IV program funds received by us, accepting provisional certification, complying with additional Department of Education monitoring requirements and agreeing to receive Title IV program funds under an arrangement other than the Department of Education’s standard advance funding arrangement; or

•	complying with additional Department of Education monitoring requirements and agreeing to receive Title IV program funds under an arrangement other than the Department of Education’s standard advance funding arrangement such as the “reimbursement” system of payment or cash monitoring.
      Failure to meet the Department of Education’s “financial responsibility” requirements, either because we do not meet the Department of Education’s minimum composite score to establish financial responsibility or are unable to establish financial responsibility on an alternative basis, would cause us to lose access to Title IV program funding.
      Title IV Return of Funds. Under the Department of Education’s return of funds regulations, an institution must first determine the amount of Title IV program funds that a student “earned.” If the student withdraws during the first 60% of any period of enrollment or payment period, the amount of Title IV program funds that the student earned is equal to a pro rata portion of the funds for which the learner would otherwise be eligible. If the student withdraws after the 60% threshold, then the student has earned 100% of the Title IV program funds. The institution must return to the appropriate Title IV programs, in a specified order, the lesser of (i) the unearned Title IV program funds and (ii) the institutional charges incurred by the student for the period multiplied by the percentage of unearned Title IV program funds. An institution must return the funds no later than 30 days after the date of the institution’s determination that a student withdrew. (The Department of Education has amended this requirement, effective September 8, 2006, to require return of unearned funds within 45 days of the date the school makes the withdrawal determination.) If such payments are not timely made, an institution may be subject to adverse action, including being required to submit a letter of credit equal to 25% of the refunds the institution should have made in its most recently completed year. Under Department of Education regulations, late returns of Title IV program funds for 5% or more of students sampled in the institution’s annual compliance audit constitutes material non-compliance.
      The “90/10 Rule.” A requirement of the Higher Education Act, commonly referred to as the “90/10 Rule,” applies only to “proprietary institutions of higher education,” which includes Capella University. Under this rule, an institution loses its eligibility to participate in the Title IV programs, if, on a cash accounting basis, it derives more than 90% of its revenues for any fiscal year from Title IV program funds. Any institution that violates the rule becomes ineligible to participate in the Title IV programs as of the first day of the fiscal year following the fiscal year in which it exceeds 90%, and it is unable to apply to regain its eligibility until the next fiscal year. For the year ended December 31, 2005, we derived approximately 67% of our revenues (calculated on a cash basis) from Title IV program funds.
      Student Loan Defaults. Under the Higher Education Act, an educational institution may lose its eligibility to participate in some or all of the Title IV programs if defaults on the repayment of federally guaranteed student loans by its students exceed certain levels. For each federal fiscal year, a rate of student defaults (known as a “cohort default rate”) is calculated for each institution with 30 or more borrowers entering repayment in a given federal fiscal year by determining the rate at which borrowers who become subject to their repayment obligation in that federal fiscal year default by the end of the following federal fiscal year. For such institutions, the Department of Education calculates a single cohort default rate for each federal fiscal year that includes in the cohort all current or former student borrowers at the institution who entered repayment on any FFEL program loan during that year.
      If the Department of Education notifies an institution that its cohort default rates for each of the three most recent federal fiscal years are 25% or greater, the institution’s participation in the FFEL program and Pell program ends 30 days after the notification, unless the institution appeals in a timely manner that determination on specified grounds and according to specified procedures. In addition, an institution’s participation in the FFEL program ends 30 days after notification that its most recent cohort default rate is greater than 40%, unless the institution timely appeals that determination on specified grounds and according to specified procedures. An institution whose participation ends under these provisions may not participate in the relevant programs for the remainder of the fiscal year in which the institution receives the notification, as well as for the next two fiscal years.

      If an institution’s cohort default rate equals or exceeds 25% in any single year, the institution may be placed on provisional certification status. Provisional certification does not limit an institution’s access to Title IV program funds; however, an institution with provisional status is subject to closer review by the Department of Education and may be subject to summary adverse action if it violates Title IV program requirements. Capella University’s cohort default rates on FFEL program loans for the 2002, 2003 and 2004 federal fiscal years, the three most recent years for which information is available, were 2.8%, 1.8%, and 2.2% respectively. The average cohort default rates for four-year proprietary institutions nationally were 7.3%, 6.4%, and 7.3% in fiscal years 2002, 2003 and 2004, respectively. If our default rate exceeds 40%, we may lose our eligibility to participate in some or all Title IV programs.
      Incentive Compensation Rules. As a part of an institution’s program participation agreement with the Department of Education and in accordance with the Higher Education Act, the institution may not provide any commission, bonus or other incentive payment to any person or entity engaged in any student recruitment, admissions or financial aid awarding activity based directly or indirectly on success in securing enrollments or financial aid. Certain Department of Education regulations clarify the incentive payment rule. The regulations set forth 12 “safe harbors,” which describe payments or arrangements that do not violate the incentive payment rule. Failure to comply with the incentive compensation rules could result in loss of eligibility to participate in federal student financial aid programs or financial penalties. Although there can be no assurance that the Department of Education would not find deficiencies in Capella University’s present or former employee compensation and third-party contractual arrangements, we believe that our employee compensation and third-party contractual arrangements comply with the incentive compensation provisions of the Higher Education Act and Department of Education regulations thereunder.
      Compliance Reviews. We are subject to announced and unannounced compliance reviews and audits by various external agencies, including the Department of Education, its Office of Inspector General (“OIG”), state licensing agencies, agencies that guarantee FFEL loans, the Department of Veterans Affairs and accrediting agencies. As part of the Department of Education’s ongoing monitoring of institutions’ administration of Title IV programs, The Higher Education Act and Department of Education regulations also require institutions to annually submit a compliance audit conducted by an independent certified public accountant in accordance with Government Auditing Standards and applicable audit standards of the Department of Education. In addition, to enable the Secretary of Education to make a determination of financial responsibility, institutions must annually submit audited financial statements prepared in accordance with Department of Education regulations.
      The OIG is responsible for, among other things, promoting the effectiveness and integrity of the Department of Education’s programs and operations. With respect to educational institutions that participate in Title IV funding programs, the OIG conducts its work primarily through compliance audits and investigations. An OIG compliance audit typically focuses on whether an institution administers federal funds in accordance with applicable rules and regulations, whereas an investigation typically indicates a concern regarding potential fraud or abuse involving federal funds. The OIG has informed us that it is conducting a compliance audit of Capella University. The audit commenced on April 10, 2006 and since then we have been periodically providing the OIG with information, responding to follow up inquires and facilitating site visits and access to our records. The audit has focused on Capella University’s administration of Title IV funding programs for the Title IV award years of 2002-2003, 2003-2004 and 2004-2005 (with each award year commencing on July 1st).
      Based on the field auditors’ preliminary audit exceptions, which is a preliminary list of issues regarding Capella University’s compliance with Title IV rules and requirements, and our verbal communications with the OIG audit staff, we believe that the most significant potential financial exposure from the audit pertains to repayments to the Department of Education that could be required if the OIG concludes that we did not properly calculate the amount of Title IV funds required to be returned for learners that withdrew from Capella University without providing an official notification of such withdrawal and without engaging in any academic activity prior to such withdrawal. Based on its review to date, the OIG audit staff has identified several such learners for whom it believes proper returns of Title IV funds were not made. For the three year audit period, the total amount of Title IV funds that was not returned for learners that withdrew without providing official notification was approximately $500,000. If it is determined that we improperly withheld any portion of these funds, we would be required to return the improperly withheld funds. As part of our internal process of continuously evaluating and attempting to improve our policies and procedures, prior to the initiation of the OIG audit we had already begun modifying our policies and procedures for determining whether a learner is engaged in any academic activity. We developed these policies and procedures during spring 2006 and fully implemented them for the summer quarter.
      The OIG field audit staff is also reviewing certain of our procedures for determining whether learners are enrolled in an eligible educational program prior to our disbursing Title IV funds to these learners. Such enrollment is a prerequisite to a learner’s receipt of Title IV funding. To date, specific inquiries by the OIG audit staff have focused on our practice of noting learners’ anticipated Title IV funding on their accounts prior to final confirmation of such enrollment, and whether we timely returned Title IV funds that could not be disbursed within required timeframes to an eligible learner. While Capella University believes that its practices did not result in a disbursement of Title IV funds to ineligible learners, and that the non-disbursed Title IV funds were properly returned, the OIG is still reviewing the matter.
      During the course of the audit process, the OIG field audit staff have also questioned certain other matters that we presently believe, based on communications with the OIG audit staff, to be of lesser significance. Those additional matters include apparent discrepancies between our policy regarding satisfactory academic progress as set forth in the Capella University catalog and as set forth in other communications to our learners; whether we properly performed and documented student loan exit counseling for certain learners in the audit sample; and whether we properly reviewed the financial aid histories of certain learners in the audit sample.
      After the OIG completes its field work, the OIG will issue a draft audit report for our response and comment. At present, we do not anticipate receiving a draft audit report for several months, and we do not expect a final report for several months thereafter. Consistent with the OIG’s normal practices, the final audit report will be made public at the time it is released to both us and to the Department of Education’s Office of Federal Student Aid (“FSA”). FSA is responsible for primary oversight of the Title IV funding programs. In the event that the OIG identifies findings of noncompliance in its final audit report, the OIG will recommend remedial action to FSA, which will determine whether to require that we refund certain federal student aid funds, modify our Title IV administration procedures, impose fines or penalties or take other remedial action. The possible effects of a finding of a regulatory violation are described below in “ — Potential Effect of Regulatory Violations.”
      Potential Effect of Regulatory Violations. If Capella University fails to comply with the regulatory standards governing Title IV programs, the Department of Education could impose one or more sanctions, including transferring Capella University to the reimbursement or cash monitoring system of payment, seeking to require repayment of certain Title IV program funds, requiring Capella University to post a letter of credit in favor of the Department of Education as a condition for continued Title IV certification, taking emergency action against Capella University, referring the matter for criminal prosecution or initiating proceedings to impose a fine or to limit, condition, suspend or terminate the participation of Capella University in Title IV programs. In addition, the agencies that guarantee FFEL loans for Capella University learners could initiate proceedings to limit, suspend or terminate Capella University’s eligibility to provide guaranteed student loans in the event of certain regulatory violations. If such sanctions or proceedings were imposed against us and resulted in a substantial curtailment, or termination, of Capella University’s participation in Title IV programs, our enrollments, revenues and results of operations would be materially and adversely affected.
      If Capella University lost its eligibility to participate in Title IV programs, or if the amount of available federal student financial aid were reduced, we would seek to arrange or provide alternative sources of revenue or financial aid for learners. Although we believe that one or more private organizations would be willing to provide financial assistance to learners attending Capella University, there is no assurance that this would be the case, and the interest rate and other terms of such financial aid might not be as favorable as those for Title IV program funds. We may be required to guarantee all or part of such alternative assistance or might incur other additional costs in connection with securing alternative sources of financial aid. Accordingly, the loss of eligibility of Capella University to participate in Title IV programs, or a reduction in the amount of available federal student financial aid, would be expected to have a material adverse effect on our results of operations even if we could arrange or provide alternative sources of revenue or student financial aid.
      Capella University also may be subject, from time to time, to complaints and lawsuits relating to regulatory compliance brought not only by our regulatory agencies, but also by other government agencies and third parties, such as present or former learners or employees and other members of the public.
      Restrictions on Adding Educational Programs. State requirements and accrediting agency standards may, in certain instances, limit our ability to establish additional programs. Many states require approval before institutions can add new programs under specified conditions. The Higher Learning Commission, the Minnesota Office of Higher Education, and other state educational regulatory agencies that license or authorize us and our programs, require institutions to notify them in advance of implementing new programs, and upon notification may undertake a review of the institution’s licensure, authorization or accreditation.
      Generally, if an institution eligible to participate in Title IV programs adds an educational program after it has been designated as an eligible institution, the institution must apply to the Department of Education to have the additional program designated as eligible. However, a degree-granting institution is not obligated to obtain the Department of Education’s approval of additional programs that lead to an associate, bachelor’s, professional or graduate degree at the same degree level(s) previously approved by the Department of Education. Similarly, an institution is not required to obtain advance approval for new programs that both prepare learners for gainful employment in the same or related recognized occupation as an educational program that has previously been designated as an eligible program at that institution and meet certain minimum-length requirements. However, the Department of Education, as a condition of certification to participate in Title IV programs, can require prior approval of such programs or otherwise restrict the number of programs an institution may add. In the event that an institution that is required to obtain the Department of Education’s express approval for the addition of a new program fails to do so, and erroneously determines that the new educational program is eligible for Title IV program funds, the institution may be liable for repayment of Title IV program funds received by the institution or learners in connection with that program.
      Eligibility and Certification Procedures. Each institution must apply to the Department of Education for continued certification to participate in Title IV programs at least every six years, or when it undergoes a change of control, and an institution may come under the Department of Education’s review when it expands its activities in certain ways, such as opening an additional location or, in certain cases, when it modifies academic credentials that it offers. The Department of Education may place an institution on provisional certification status if it finds that the institution does not fully satisfy all of the eligibility and certification standards. The Department of Education may withdraw an institution’s provisional certification without advance notice if the Department of Education determines that the institution is not fulfilling all material requirements. In addition, the Department of Education may more closely review an institution that is provisionally certified if it applies for approval to open a new location, add an educational program, acquire another school or make any other significant change.
      During the period of provisional certification, the institution must comply with any additional conditions included in its program participation agreement. If the Department of Education determines that a provisionally certified institution is unable to meet its responsibilities under its program participation agreement, it may seek to revoke the institution’s certification to participate in Title IV programs with fewer due process protections for the institution than if it were fully certified. Students attending provisionally certified institutions remain eligible to receive Title IV program funds.

      School Acquisitions. When a company, partnership or any other entity or individual acquires a school that is eligible to participate in Title IV programs, that school undergoes a change of ownership resulting in a change of control as defined by the Department of Education. Upon such a change of control, a school’s eligibility to participate in Title IV programs is generally suspended until it has applied for recertification by the Department of Education as an eligible school under its new ownership, which requires that the school also re-establish its state authorization and accreditation. The Department of Education may temporarily and provisionally certify an institution seeking approval of a change of ownership under certain circumstances while the Department of Education reviews the institution’s application. The time required for the Department of Education to act on such an application may vary substantially. The Department of Education’s recertification of an institution following a change of control will be on a provisional basis.
      Change in Ownership Resulting in a Change of Control. In addition to school acquisitions, other types of transactions can also cause a change of control. The Department of Education, most state education agencies and our accrediting agency all have standards pertaining to the change of control of schools, but these standards are not uniform. Department of Education regulations describe some transactions that constitute a change of control, including the transfer of a controlling interest in the voting stock of an institution or the institution’s parent corporation. For a company that is privately held, but not closely held, which is our status prior to the consummation of this offering, Department of Education regulations provide that a change of ownership resulting in a change of control occurs if any person either acquires or ceases to hold at least 25% of the company’s total outstanding voting stock and that person gains or loses actual control of the corporation. With respect to a publicly traded corporation, which will be our status after the consummation of this offering, Department of Education regulations provide that a change of control occurs in one of two ways: (i) if there is an event that would obligate the corporation to file a Current Report on Form 8-K with the SEC disclosing a change of control or (ii) if the corporation has a shareholder that owns at least 25% of the total outstanding voting stock of the corporation and is the largest shareholder of the corporation, and that shareholder ceases to own at least 25% of such stock or ceases to be the largest shareholder. These standards are subject to interpretation by the Department of Education. A significant purchase or disposition of our voting stock could be determined by the Department of Education to be a change of control under this standard. Many states include the sale of a controlling interest of common stock in the definition of a change of control requiring approval. A change of control under the definition of one of these agencies would require us to seek approval of the change in ownership and control in order to maintain our accreditation, state authorization or licensure. The requirements to obtain such approval from the states and our accrediting commission vary widely. In some cases, approval of the change of ownership and control cannot be obtained until after the transaction has occurred.
      When a change of ownership resulting in a change of control occurs at a for-profit institution, the Department of Education applies a different set of financial tests to determine the financial responsibility of the institution in conjunction with its review and approval of the change of ownership. The institution is required to submit a same-day audited balance sheet reflecting the financial condition of the institution immediately following the change in ownership. The institution’s same-day balance sheet must demonstrate an acid test ratio of at least 1:1, which is calculated by adding cash and cash equivalents to current accounts receivable and dividing the sum by total current liabilities (and excluding all unsecured or uncollateralized related party receivables). In addition, the same-day balance sheet must demonstrate positive tangible net worth. If the institution does not satisfy these requirements, the Department of Education may condition its approval of the change of ownership on the institution’s agreeing to letters of credit, provisional certification, and/or additional monitoring requirements, as described in the above section on Financial Responsibility.
      We have submitted a description of the offering to the Department of Education, The Higher Learning Commission and each of the state education agencies which currently licenses our operations or authorizes us to offer degree programs, asking each agency to confirm our understanding that the offering will not be a change of control under its respective standards. We have received confirmation from the

Department of Education and The Higher Learning Commission that this offering will not constitute a change of control under their respective standards. We have similarly received confirmations from all state educational agencies that authorize our operations or license us to offer degree programs, and that also has specific requirements pertaining to change of ownership and control, that this offering will not constitute a change of control under their respective standards.
      A change of control also could occur as a result of future transactions in which Capella Education Company or Capella University are involved. Some corporate reorganizations and some changes in the board of directors are examples of such transactions. Moreover, once we become a publicly traded company, the potential adverse effects of a change of control could influence future decisions by us and our shareholders regarding the sale, purchase, transfer, issuance or redemption of our stock. In addition, the adverse regulatory effect of a change of control also could discourage bids for your shares of common stock and could have an adverse effect on the market price of your shares.

MANAGEMENT
      Set forth below is certain information concerning our executive officers and directors:

Name	Age	Position

Stephen G. Shank	62	Chairman and Chief Executive Officer (Mr. Shank also serves as Chancellor of Capella University)
Kenneth J. Sobaski	50	President and Chief Operating Officer
Michael J. Offerman	58	Senior Vice President (Dr. Offerman also serves as President and as a director of Capella University)
Lois M. Martin	43	Senior Vice President and Chief Financial Officer
Paul A. Schroeder	47	Senior Vice President (Mr. Schroeder also serves as Senior Vice President and a director of Capella University)
Reed A. Watson	47	Senior Vice President, Marketing
Scott M. Henkel	51	Vice President and Chief Information Officer
Gregory W. Thom	49	Vice President, General Counsel, and Secretary
Elizabeth M. Rausch	55	Vice President, Human Resources
Tony J. Christianson	54	Director
Gordon A. Holmes	37	Director
S. Joshua Lewis	44	Director
Jody G. Miller	48	Director
James A. Mitchell	64	Director
Jon Q. Reynolds, Jr.	38	Director
David W. Smith	61	Director
Jeffrey W. Taylor	53	Director
Sandra E. Taylor	55	Director
Darrell R. Tukua	52	Director
      Stephen G. Shank founded our company in 1991 and has been serving as our Chairman and Chief Executive Officer since that time. Mr. Shank also has been serving as Chancellor of Capella University since 2001, and as emeritus (non-voting) director of Capella University since 2003. Mr. Shank served as a member of the board of directors of Capella University from 1993 through 2003. From 1979 to 1991, Mr. Shank was Chairman and Chief Executive Officer of Tonka Corporation, an NYSE-listed manufacturer of toys and games. Mr. Shank is a member of the board of directors of Tennant Company, an NYSE-listed manufacturer of cleaning solutions. Mr. Shank earned a B.A. from the University of Iowa, an M.A. from the Fletcher School, a joint program of Tufts and Harvard Universities, and a J.D. from Harvard Law School.
      Kenneth J. Sobaski joined our company in February 2006 and has been serving as our President and Chief Operating Officer since that time. From April 2002 to April 2005, Mr. Sobaski served as an officer and Vice President — Sales, Marketing and Business Development of Polaris Industries Inc., a publicly held manufacturer of power sports products, and from September 2001 to April 2002, he served as an officer and Vice President — Marketing and Business Development of Polaris Industries. From 1999 to 2001, he served as the President of ConAgra Grocery Brands of ConAgra Foods, Inc. Mr. Sobaski’s prior experience also includes executive marketing, general management and sales positions for a number of consumer product marketing companies, including The Pillsbury Company, The Drackett Company (a division of Bristol-Myers Squibb), Kraft Foods, Inc. and General Mills, Inc. Mr. Sobaski earned his B.A. from St. Olaf College, and an M.B.A. from Northwestern University’s Kellogg School of Management.

      Dr. Michael J. Offerman joined our company in 2001 and has been serving as our Senior Vice President since that time. Dr. Offerman also has served as President and a director of Capella University since 2001. Dr. Offerman’s current role focuses on setting the strategic direction for Capella University, facilitating public debate on the future evolution of higher education and interacting with external regulators and academic organizations. From 1994 to 2001, Dr. Offerman served as Dean of the Division of Continuing Education at the University of Wisconsin-Extension, the University of Wisconsin’s institution dedicated to the development and delivery of continuing education and online programs. Dr. Offerman also has served on a number of national boards, including the American Council on Education, the University Continuing Education Association, and the National Technology Advisory Board. Dr. Offerman earned a B.A. from the University of Iowa, an M.S. from the University of Wisconsin-Milwaukee and an Ed.D. from Northern Illinois University.
      Lois M. Martin joined our company in 2004 and has been serving as our Senior Vice President and Chief Financial Officer since that time. From 2002 to 2004, Ms. Martin served as Executive Vice President and Chief Financial Officer at World Data Products, and from 1993 to 2001, Ms. Martin served in a number of executive positions, including Senior Vice President and Chief Financial Officer, at Deluxe Corporation. Ms. Martin is a member of the board of directors of ADC, Inc., a publicly held global supplier of network infrastructure, and MTS Systems Corporation, a publicly held, global manufacturer of mechanical testing solutions. She was also a member of the board of directors of eFunds Corporation, an NYSE-listed company offering integrated information, payment and technology solutions, in 2000. From 1996 to 2001, Ms. Martin also served as Secretary/ Treasurer for the Deluxe Corporation Foundation and the W.R. Hotchkiss Foundation, a provider of education and other grant funding to non-profit organizations. Ms. Martin began her career at Coopers and Lybrand (now PricewaterhouseCoopers LLP), where she earned her C.P.A. designation. Ms. Martin earned a B.A. from Augustana College.
      Paul A. Schroeder has been serving as a Senior Vice President of Capella University since April 2006, primarily responsible for the day-to-day operations of Capella University. In addition, he has been serving as a Senior Vice President of Capella Education Company since 2004, and as a director of Capella University since 2003. From 2004 to March 2006, Mr. Schroeder served as our Senior Vice President, Business Management, from 2003 to 2004, Mr. Schroeder served as our Senior Vice President, Business and Technology and from 2001 to 2003, Mr. Schroeder served as our Senior Vice President and Chief Financial Officer. From 1997 to 2001, Mr. Schroeder held various executive management positions, including Senior Vice President, General Manager and Chief Financial Officer, with Datacard Group, a privately held company providing hardware and software solutions to the financial card and government ID markets. From 1984 to 1997, Mr. Schroeder held a variety of financial management positions at NCR Corporation, an NYSE-listed technology systems and services company. Mr. Schroeder earned a B.A. from Haverford College and an M.B.A. from Northwestern University’s Kellogg School of Management. He also completed additional graduate work at the University of Illinois.
      Reed A. Watson joined our company in June 2006 and has been serving as our Senior Vice President, Marketing since that time. Prior to joining us, he served as Vice President, Consumer Strategy & Insights for Select Comfort Corporation, a Nasdaq-listed mattress and bedding company, from 2005 to 2006, as President of Watson Management Consulting, a privately held management consulting firm, from 2002 to 2005 and as Executive Vice President — Chief Marketing Officer of SimonDelivers.com, a privately held online grocery company, from 1999 to 2001. Mr. Watson’s prior experience also includes serving in various executive positions in marketing and general management for companies including Recovery Engineering Inc., Pillsbury Company and Kraft Foods, Inc. He earned his B.A. degree from Northwestern University and his M.B.A. from Northwestern University’s Kellogg School of Management.
      Scott M. Henkel joined our company in 2004 and has been serving as our Vice President and Chief Information Officer since that time. From 1994 to 2003, Mr. Henkel served as Chief Information Officer and Vice President of Software Engineering at Datacard Group. Mr. Henkel earned a B.A. from Metropolitan State University and an M.B.A. in finance from the College of St. Thomas.

      Gregory W. Thom joined our company in 2003 and has been serving as Vice President, General Counsel, and Secretary since that time. From 2002 to 2003, Mr. Thom served as Vice President, Global Sales and Distribution at Datacard Group. From 2000 to 2002, Mr. Thom served as Vice President, Government Solutions at Datacard Group. From 1994 to 2000, Mr. Thom served as Vice President, General Counsel and Secretary at Datacard Group. From 1991 to 1994, Mr. Thom was an attorney with Dorsey & Whitney LLP, a Minneapolis-based law firm. Mr. Thom earned a B.A. from Bethel College, an M.B.A. from the University of Connecticut and a J.D. from William Mitchell College of Law.
      Elizabeth M. Rausch joined our company in 1999 and has been serving as our Vice President, Human Resources since 2000. From 1999 to 2000, Ms. Rausch served as our Director, Human Resources. From 1985 to 1999, Ms. Rausch served as Director and Manager of Human Resources at Marigold Foods, Inc., a regional food and dairy processing organization. Ms. Rausch earned a B.A. from the University of Minnesota and a M.S. degree from Mankato State University.
      Tony J. Christianson has served as a director of our company since 1993. Mr. Christianson co-founded the Cherry Tree Companies, an investment management and investment banking firm, in 1980, and has been serving as its Managing General Partner since then. Mr. Christianson is a member of the boards of directors of two public companies: Fair Isaac Corporation, a financial services company, and Peoples Educational Holdings, an educational publisher. He earned a B.A. from St. John’s University and an M.B.A. from the Harvard School of Business.
      Gordon A. Holmes has served as a director of our company since 2000. Since 2005, Mr. Holmes has been a Managing Principal with Quadrangle Group LLC, an investment firm. Mr. Holmes has been a General Partner of several limited partnerships affiliated with Forstmann Little & Co., an investment firm. From 1998 to 2001, Mr. Holmes was an Associate at Forstmann Little & Co. Mr. Holmes earned a B.C.L. degree from University College, Dublin and an M.B.A. from the Stanford University Graduate School of Business.
      S. Joshua Lewis has served as a director of our company since 2000. Since 2001, Mr. Lewis has been Managing Member and a Principal of Salmon River Capital LLC, a private equity/venture capital firm he founded. He is also a Special Partner of Insight Venture Partners, a private equity/venture capital firm. During 2000, he was a General Partner of Forstmann Little & Co., an investment firm. From 1997 to 1999, Mr. Lewis was a Managing Director of Warburg Pincus, a private equity/venture capital firm with which he was associated for over a decade. Mr. Lewis serves on several corporate, non-profit and advisory boards of directors. Mr. Lewis earned an A.B. from Princeton University and a D.Phil. from Oxford University.
      Jody G. Miller has served as a director of our company since 2003. Ms. Miller serves as CEO and President of the Business Talent Group, a company matching independent business executives with interim and project-based assignments, which she founded in 2006. Ms. Miller is also a venture partner with Maveron LLC, a Seattle-based venture capital firm, a position which she has held since 2000. From 1995 to 1999, Ms. Miller held various positions at Americast, a digital video and interactive services partnership, including as Acting President and Chief Operating Officer, Executive Vice President, Senior Vice President for Operations and Consultant. From 1993 to 1995, Ms. Miller served in the White House as Special Assistant to the President with the Clinton Administration. Ms. Miller is a member of the board of directors of the National Campaign to Prevent Teenage Pregnancy, a not-for-profit program devoted to reducing teen pregnancy, and since May 2005 has been serving as a member of the board of directors of TRW Automotive Holdings Corp., an NYSE-listed global supplier of automotive components. From 2000 to 2004, Ms. Miller also served as member of the board of directors of Exide Technologies, an NYSE-listed battery manufacturing company. Ms. Miller earned a B.A. from the University of Michigan and a J.D. from the University of Virginia.
      James A. Mitchell has served as a director of our company since 1999. From 1993 to 1999, when he retired, Mr. Mitchell served as Executive Vice President of Marketing and Products of American Express Company, a diversified global financial services company. From 1984 to 1993, he served as Chairman, President and CEO of IDS Life, a life insurance company and a wholly owned subsidiary of American

Express. From 1982 to 1984, he served as President of the reinsurance division at CIGNA Corp., an insurance company. Mr. Mitchell is Executive Fellow — Leadership at the Center for Ethical Business Cultures, a non-profit organization assisting business leaders in creating ethical and profitable cultures, and serves as a member of the board of directors of Great Plains Energy Incorporated, an NYSE-listed diversified public utility holding company. He earned a B.A. from Princeton University.
      Jon Q. Reynolds, Jr. has served as a director of our company since 2005. Since 1999, Mr. Reynolds has been a General Partner at Technology Crossover Ventures, a venture capital firm, which he joined in 1997. Mr. Reynolds earned an A.B. degree from Dartmouth College and an M.B.A. from Columbia Business School.
      David W. Smith has served as a director of our company since 1998. From 2000 to 2003, when he retired, Mr. Smith was the Chief Executive Officer of NCS Pearson, Inc. Mr. Smith is a member of the boards of directors of Plato Learning, Inc. and Scientific Learning Corporation, both of which are Nasdaq-listed companies. Mr. Smith earned a B.A. and an M.A. from Southern Illinois University, as well as an M.B.A. from the University of Iowa.
      Jeffrey W. Taylor has served as a director of our company since 2002. Since 2003, Mr. Taylor has been the President of Pearson, Inc., the U.S. holding company of Pearson plc. From 2000 to 2001, Mr. Taylor served as Vice President of Government Relations for Pearson, Inc. From 1994 to 2000, he served as Vice President and Chief Financial Officer of National Computer Systems, an education testing and software company. Mr. Taylor earned a B.S. from Indiana State University.
      Sandra E. Taylor has served as a director of our company since 2006. Ms. Taylor serves as Senior Vice President, Corporate Social Responsibility of Starbucks Corporation, where she has been employed since 2003. Prior to joining Starbucks, Ms. Taylor served as Vice President and Director of Public Affairs for Eastman Kodak Company from 1996 until 2003. She has also held senior leadership positions with a number of other organizations, including ICI Americas Inc. and the European American Chamber of Commerce in the United States. In addition, Ms. Taylor sits on the board of several non-profit organizations, including the Center for International Private Enterprise, the Seattle Public Library Foundation, the Public Affairs Council, the National Center for Asia-Pacific Economic Cooperation, and the Women’s Leadership Board of the Kennedy School of Government at Harvard University. Ms. Taylor received a B.A. from Colorado Women’s College, and a J.D. from Boston University School of Law.
      Darrell R. Tukua has served as a director of our company since 2004. From 1988 to 2003, when he retired, Mr. Tukua was a Partner with KPMG LLP, a public accounting firm he joined in 1976. Mr. Tukua is a member of the audit and budget committee of The MMIC Group, an insurance company, where he also served as a board observer from May 2004 to August 2005 and was elected to serve on the board of directors in August 2005. In addition, in 2004 Mr. Tukua was elected an advisory board member of Gate City Bank, a retail and commercial bank, and in 2005 he became a member of the board of directors and audit and compensation committees of Gate City Bank. Mr. Tukua earned a B.S. from the University of South Dakota.
      Our board currently has three board observers: Dan Levitan, an affiliate of the Maveron entities; Frederick M. Wynn, Jr., an affiliate of the Putnam entities; and Jeffrey Horing, an affiliate of Insight-Salmon River LLC. None of Messrs. Levitan, Wynn or Horing will have a contractual right to serve as a board observer upon the completion of this offering. Pursuant to written actions by our board of directors, both Mr. Levitan’s and Mr. Horing’s board observation positions will terminate automatically upon the completion of this offering. Pursuant to the Class F preferred stock purchase agreement, Mr. Wynn’s board observation right will also terminate automatically upon the completion of this offering. See “— Board Observation Rights; Inspection Rights” for a discussion of this agreement.
Board of Directors
      Our board of directors currently consists of 11 members, with each director serving a one-year term. At each annual meeting, our shareholders elect our full board of directors. Directors may be removed at any time with or without cause by the affirmative vote of the holders of a majority of the voting power then entitled to vote. Mr. Christianson has expressed his intention to resign as a member of our board following this offering.
      After the offering, the governance committee of the board of directors will assist the board in identifying, recruiting and evaluating new director candidates to fill any vacancy or newly created directorship, whether for election by directors between meetings of shareholders or nomination for election by shareholders at an annual meeting of shareholders, including determining director selection criteria, initiating a director search process, screening and evaluating director candidates and making recommendations to the board. The board will then conduct such additional screening and evaluation as it deems appropriate.
Board Representation Agreement
      We entered into a third amended and restated co-sale and board representation agreement on January 22, 2003, with certain of our shareholders, which we refer to as the board representation agreement in this prospectus. Under the board representation agreement and giving effect to any rights that have been transferred under the agreement, each of the following persons, or groups of persons, currently has the right to designate one person for election to our board:

(1) Insight-Salmon River LLC, which has designated Mr. Lewis;

(2) Cherry Tree Ventures IV, which has designated Mr. Christianson;

(3) Forstmann VI, which has designated Mr. Holmes;

(4) Stephen Shank (so long as he is our Chief Executive Officer or the beneficial owner of not less than 5% of our outstanding capital stock), who has designated himself;

(5) The holders of 66 2/3% of our outstanding shares of Class G preferred stock, who at the date of this prospectus have not designated a director; and

(6) The directors designated under (1) to (5) above, by majority vote; these directors have designated Mr. Taylor.
      We and the shareholder parties have agreed to take all steps necessary to cause the nomination and election to our board of each person designated in accordance with the board representation agreement. The right to designate a director may be transferred by a shareholder party to a transferee so long as the shareholder party transfers at least 50% of the capital stock held by such shareholder as of January 22, 2003, to the transferee and the transferee assumes the shareholder party’s obligations under the agreement in writing.
      Under the board representation agreement, Joshua Lewis, Elizabeth Rausch, Michael Offerman, Paul Schroeder, David Smith, Russell Gullotti, Stephen J. Weiss, Piper Jaffray as custodian for Joseph Gaylord IRA and Stephen J. Weiss IRA, and The S. Joshua and Teresa D. Lewis Issue Trust also agreed to vote their shares of Class G preferred stock in the manner directed by Stephen Shank, our Chairman and Chief Executive Officer.
      After the Offering. Except for the director designation right of Forstmann VI, all director designation rights specified above will terminate upon the completion of this offering. The director designation right of Forstmann VI will terminate when the Forstmann Little entities collectively own less than 5% of our outstanding capital stock. The agreement to vote in the manner directed by Stephen Shank contained in the board representation agreement will also terminate upon the completion of this offering. We expect that all of our current board members, except for Mr. Christianson, will continue as board members immediately following this offering. Mr. Christianson has expressed his intention to resign as a member of our board following this offering.

Board Observation Rights; Inspection Rights
      Class G Preferred Stock Purchase Agreement. We entered into a Class G preferred stock purchase agreement on January 15, 2003. Pursuant to the agreement, the Maveron entities in this prospectus are entitled to designate one representative to observe board and board committee meetings. Under the agreement, the Maveron entities also have the right to consult with and advise our management on significant business issues. The Maveron entities have appointed Dan Levitan as an observer of our board.
      After the Offering. Pursuant to the terms of the Class G preferred stock purchase agreement, the board observation and consultation rights of the Maveron entities under the agreement terminate upon the completion of this offering.
      Class F Preferred Stock Purchase Agreement. We entered into a Class F preferred stock purchase agreement on January 31, 2002, as amended by an exchange agreement on January 22, 2003. Pursuant to the agreement, so long as an investor party holds more than 337,230 shares of Class G preferred stock, or shares of common stock acquired upon conversion of the Class G convertible preferred stock, such investor will have the right to designate one representative to observe board and board committee meetings. Currently, the Putnam entities, as a group, and each of Forstmann VII and Forstmann VIII, are entitled to designate one representative to observe board and board committee meetings. The Putnam entities do not have a board observation right if any of the Putnam entities has a board representation right pursuant to a separate agreement. Forstmann VII and Forstmann VIII do not have board observation rights if either Forstmann VII or Forstmann VIII has a board representation right pursuant to a separate agreement. The Putnam entities currently have a board observation right, and have appointed Frederick M. Wynn, Jr. as their designated board observer. Currently, the board observation rights of Forstmann VII and Forstmann VIII do not apply because Forstmann VII and Forstmann VIII do not collectively hold the requisite number of Class G preferred shares. Under the agreement, the Putnam entities and Forstmann VII and Forstmann VIII also have the right to consult and advise management on our significant business issues, including, among other things, management’s proposed annual operating plans. Our management has no obligation to follow the advice of the Putnam entities and Forstmann VII and Forstmann VIII and we will not compensate any of the Putnam entities or Forstmann VII and Forstmann VIII for their advice under the agreement.
      After the Offering. Pursuant to the terms of the Class F preferred stock purchase agreement, the board observation and consultation rights of the Putnam entities under the agreement will terminate upon the completion of this offering. Currently, the board observation rights of Forstmann VII and Forstmann VIII do not apply because Forstmann VII and Forstmann VIII do not collectively hold the requisite amount of Class G preferred stock. Each of Forstmann VII and Forstmann VIII will retain the right to consult and advise management on our significant business issues, including management’s proposed annual operating plans, after the completion of this offering.
      Class E Preferred Stock Purchase Agreement. We entered into a Class E preferred stock purchase agreement on April 20, 2000. Pursuant to the agreement, so long as Forstmann VI holds any shares of Class E preferred stock, or shares of common stock acquired upon conversion of the Class E preferred stock, it will be entitled to designate one representative to observe our board and board committee meetings and to advise our management on significant business issues. The observation right will not apply if Forstmann VI already has a board representation right pursuant to a separate agreement. Currently, the board observation right of Forstmann VI does not apply because it has a board representation right under the board representation agreement.
      After the Offering. Currently, the board observation right of Forstmann VI does not apply because it has a board representation right under the board representation agreement. If, however, the Forstmann Little entities collectively own less than 5% of our outstanding capital stock, then the board representation right under the board representation agreement will terminate and the board observation right under the Class E preferred stock purchase agreement will be operative. See “— Board Representation Agreement” for a more detailed discussion of the board representation agreement. Forstmann VI will retain the right to consult and advise management on our significant business issues, including management’s proposed annual operating plans, after the completion of this offering.
      Investor Rights Agreement. We entered into an investor rights agreement on April 20, 2000, as amended and restated on each of February 21, 2002 and January 22, 2003, with Forstmann VI, Maveron Equity Partners 2000, LP, TH Lee, Putnam Investment Trust, TCV V, L.P. and certain other investor parties. Pursuant to the agreement, so long as an investor party holds 337,230 or more shares of Class G preferred stock, or shares of common stock acquired upon conversion of the Class G preferred stock (or, in the case of Forstmann VI, so long as it owns 5% or more of our outstanding capital stock), it will have the right to visit and inspect any of our properties, to inspect our books and records and to discuss our affairs, finances, and accounts with our officers, lawyers, and accountants, except with respect to trade secrets and similar confidential information, all to such reasonable extent and at such reasonable times as such investor may reasonably request. The investor party requesting such inspection will bear the expenses associated with such inspection. Each of the investor parties named above currently has the right to visit and inspect any of our properties.
      After the Offering. The investor parties to the investor rights agreement will retain their inspection rights after the completion of this offering.
Committees of Our Board of Directors
      Our board of directors directs the management of our business and affairs, as provided by Minnesota law, and conducts its business through meetings of the board of directors and four standing committees: the audit committee; the compensation committee; the governance committee; and the executive committee. In addition, from time to time, special committees may be established under the direction of the board of directors when necessary to address specific issues. The composition of the board committees will comply, when required, with the applicable rules of The Nasdaq Stock Market, Inc. and applicable law. Our board of directors has adopted a written charter for each of the audit committee, the compensation committee, the governance committee and the executive committee. These charters will be available on our website following the completion of the offering.
      Audit Committee. Our audit committee consists of Messrs. Tukua (chair), Christianson, Holmes and Taylor. Our audit committee is directly responsible for, among other things, the appointment, compensation, retention and oversight of our independent registered public accounting firm. The oversight includes reviewing the plans and results of the audit engagement with the firm, approving any additional professional services provided by the firm and reviewing the independence of the firm. The committee also reviews the adequacy and effectiveness of the accounting and financial reporting controls with the firm and relevant financial management, and discusses any significant matters regarding internal control over financial reporting that come to its attention during the completion of the audit. We believe that each member of our audit committee (except Mr. Christianson) is “independent,” as defined under and required by the rules of The Nasdaq Stock Market, Inc. and the federal securities laws. The board of directors has determined that each of Messrs. Tukua and Taylor qualifies as an “audit committee financial expert,” as defined under the rules of the federal securities laws. Mr. Christianson has expressed his intention to resign from the audit committee upon the completion of this offering.
      Compensation Committee. Our compensation committee consists of Messrs. Mitchell (chair), Lewis, Smith and Holmes. Our compensation committee is responsible for, among other things, recommending the compensation level of our Chief Executive Officer to the executive committee, determining the compensation levels and compensation types (including base salary, stock options, perquisites and severance) of the other members of our senior executive team and administering our stock option plans and other compensation programs. The compensation committee also recommends compensation levels for board members and approves new hire offer packages for our senior executive management. We believe that each member of our compensation committee is “independent,” as defined under and required by the rules of The Nasdaq Stock Market, Inc.

      Governance Committee. Our governance committee consists of Messrs. Smith (chair), Shank and Reynolds, Ms. Miller and Ms. Taylor. Our governance committee is responsible for, among other things, assisting the board of directors in selecting new directors and committee members, evaluating the overall effectiveness of the board of directors, and reviewing developments in corporate governance compliance. We believe that each member of our governance committee (except Mr. Shank) is “independent,” as defined under and required by the rules of The Nasdaq Stock Market, Inc. Concurrently with the completion of this offering, Mr. Shank will resign as a member of the governance committee.
      Executive Committee. Our executive committee consists of Messrs. Smith (chair), Christianson, Holmes, Lewis, Mitchell, Taylor, Tukua and Reynolds, and Ms. Miller and Ms. Taylor. Our executive committee is responsible for, among other things, evaluating and determining the compensation of our Chief Executive Officer, setting the agenda for meetings of our board of directors, establishing procedures for our shareholders to communicate with our board of directors and reviewing and approving our management succession plan. We believe that each member of our executive committee is “independent,” as defined under and required by the rules of The Nasdaq Stock Market, Inc. Mr. Christianson has expressed his intention to resign from the executive committee upon the completion of this offering.
Compensation of Directors
      During 2005, the directors who were our employees or who had represented an entity that had a financial interest in us did not receive any compensation. The directors who were not our employees and who did not represent an entity that had a financial interest in us received an option to purchase 2,500 shares of our common stock under the Capella Education Company 2005 Stock Incentive Plan. In 2006, Ms. Taylor received an option to purchase 10,000 shares of our common stock upon joining our board. We also paid our committee chairs an annualized cash retainer for serving in that role. Mr. Mitchell and Mr. Smith receive $5,000 per year, paid quarterly. Mr. Tukua receives $7,500, per year, paid quarterly. All directors are eligible for reimbursement of all reasonable expenses incurred to attend board and committee meetings.
      After the consummation of this offering, we intend to pay our non-employee directors an annual cash retainer of $32,500 as fees related to their board and board committee service. Chairs of the governance committee and the compensation committee will be paid an additional annual cash retainer of $5,000 and the chair of the audit committee will be paid an additional cash retainer of $7,500. New non-employee directors will receive an option to purchase 10,000 shares of our common stock. Each non-employee director also will receive an annual stock option grant valued at $32,500. We will reimburse all directors for reasonable expenses incurred to attend our board and board committee meetings.
Compensation Committee Interlocks and Insider Participation
      During 2005, Messrs. Holmes, Lewis, Mitchell and Smith served as the members of our compensation committee. No executive officer serves, or in the past has served, as a member of the board of directors or compensation committee of any entity that has any of its executive officers serving as a member of our board of directors or compensation committee.

Executive Compensation
Summary Compensation Table
      The table below sets forth summary information concerning the compensation awarded during fiscal 2005 to our Chief Executive Officer, our four most highly compensated executive officers (other than our Chief Executive Officer), and Heidi K. Thom, who would have been one of our four most highly compensated executive officers (other than our Chief Executive Officer) if she had still been serving as an executive officer at the end of fiscal 2005. The individuals listed below are referred to in this prospectus as our “named executive officers.”

				Long Term
				Compensation Awards
	Annual Compensation
				Securities Underlying	All Other
Name and Principal Position	Year	Salary	Bonus	Options (#)	Compensation(a)

Stephen G. Shank	2005	$396,539	$145,267	26,971	$10,369
Chairman and Chief Executive Officer
Lois M. Martin	2005	$267,308	$65,416	16,494	$9,390
Senior Vice President and Chief Financial Officer
Michael J. Offerman(b)	2005	$263,846	$64,434	16,556	$10,405
Senior Vice President
Paul A. Schroeder(c)	2005	$263,846	$64,434	16,556	$9,350
Senior Vice President
Scott M. Henkel	2005	$191,769	$40,970	—	$9,399
Vice President and Chief Information Officer
Heidi K. Thom(d)	2005	$229,462	$177,987	—	$935
Former Senior Vice President of Marketing

(a)	Represents the value of shares of our common stock contributed to the accounts of the named executives in the Employee Stock Ownership Plan, our matching contributions to the 401(k) accounts of the named executives and the premiums we paid for group term life insurance on behalf of the named executives.

(b)	Dr. Offerman also serves as President and a director of Capella University.

(c)	Mr. Schroeder also serves as Senior Vice President and a director of Capella University.

(d)	Ms. Thom terminated her employment with us on December 1, 2005. Ms. Thom’s bonus compensation consisted of $55,987 under the 2005 Annual Incentive Plan for Management Employees, and a special one-time retention bonus of $122,000.
      Kenneth J. Sobaski joined our company in February 2006 and is serving as our President and Chief Operating Officer. He has an annual base salary of $400,000 for 2006 and a target bonus opportunity of up to 50% of his annual base salary (which is guaranteed for his first year of employment).

Option Grants in Fiscal 2005
      The following table presents information concerning stock options granted during fiscal 2005 to our named executive officers.

						Potential Realizable
				Option Term		Value at Assumed
						Annual Rates of Stock
			Percent of Total			Price Appreciation for
	Number of Shares		Options Granted	Exercise or		Option Term(a)
	Underlying		to Employees	Base Price	Expiration
Name	Options Granted		in 2005	Per Share	Date	5% ($)	10% ($)

Stephen G. Shank	26,971	(b)	9.1%	$20.00	8/12/15
Lois M. Martin	16,494	(c)	5.6%	$20.00	8/12/15
Michael J. Offerman	16,556	(d)	5.6%	$20.00	8/12/15
Paul A. Schroeder	16,556	(e)	5.6%	$20.00	8/12/15
Scott M. Henkel	—		—	—	—	—	—
Heidi K. Thom	—		—	—	—	—	—

(a)	In accordance with the rules of the SEC, the amounts shown on this table represent hypothetical gains that could be achieved for the respective options if exercised at the end of the option term. These gains are based on assumed rates of stock appreciation of 5% and 10% compounded annually and do not reflect our estimates or projections of the future price of our common stock. These amounts represent assumed rates of appreciation in the value of our common stock from the initial public offering price, assuming an initial public offering price of $ per share (the midpoint of the range set forth on the cover page of this prospectus). The gains shown are net of the option exercise price, but do not include deductions for taxes or other expenses associated with the exercise. Actual gains, if any, on stock option exercises will depend on the future performance of our common stock, the option holder’s continued employment through the option period, and the date on which the options are exercised.

(b)	The options were granted under our 2005 Stock Incentive Plan on August 12, 2005, and vest as to 33 1/3% of the shares on each of the first three anniversaries of the date of grant.

(c)	The options were granted under our 2005 Stock Incentive Plan on August 12, 2005, and vest as to 25% of the shares on each of the first four anniversaries of the date of grant.

(d)	The options were granted under our 2005 Stock Incentive Plan on August 12, 2005, and vest as to 25% of the shares on each of the first four anniversaries of the date of grant.

(e)	The options were granted under our 2005 Stock Incentive Plan on August 12, 2005, and vest as to 25% of the shares on each of the first four anniversaries of the date of grant.
      Kenneth J. Sobaski joined Capella in February 2006 and is serving as our President and Chief Operating Officer. He received options to purchase an aggregate of 165,000 shares of our common stock in February 2006. Under the terms of the grants, vesting occurs in equal amounts over four years. The options were granted under our 2005 Stock Incentive Plan, and have an exercise price of $20.00 per share.

Option Exercises in Last Fiscal Year and Fiscal Year-End Option Values
      The following table presents information concerning the stock options exercised during the last fiscal year by each of our named executive officers and the fiscal year-end value of unexercised options held by each of our named executive officers as of December 31, 2005.

			Number of Shares
			Underlying Unexercised		Value of
			Options at		In-the-Money Options
			December 31, 2005		at December 31, 2005(a)
	Shares Acquired	Value
Name	on Exercise	Realized	Exercisable	Unexercisable	Exercisable	Unexercisable

Stephen G. Shank	—	—	130,574	74,412
Lois M. Martin	—	—	25,000	91,494
Michael J. Offerman	—	—	88,896	38,057
Paul A. Schroeder	—	—	114,128	38,290
Scott M. Henkel	—	—	8,750	26,250
Heidi K. Thom	—	—	—	—

(a)	There was no public trading market for the common stock as of December 31, 2005. Accordingly, these values have been calculated in accordance with the rules of the SEC, on the basis of the initial public offering price per share of $ (the midpoint of the range set forth on the cover page of this prospectus), less the applicable exercise price.
Employment Agreements

Paul Schroeder
      On March 9, 2001, we entered into a letter agreement with Paul Schroeder, pursuant to which Mr. Schroeder agreed to serve as our Senior Vice President and Chief Financial Officer. Mr. Schroeder subsequently served as our Senior Vice President, Business and Technology and Senior Vice President, Business Management. On May 30, 2006, Mr. Schroeder’s agreement was amended. The May 30, 2006 amendment was made as an inducement to encourage Mr. Schroeder to accept a new position within Capella University. Under the terms of the amended agreement, as further amended in August 2006, Mr. Schroeder serves as a Senior Vice President of both Capella Education Company and Capella University. He continues to receive his current annual base salary of $274,000, and continues his eligibility in our 2006 Annual Incentive Plan for Management Employees at a target bonus level of 40% of his annual base salary.
      Mr. Schroeder is also eligible to participate in our Senior Executive Severance Plan, subject to the following modification. In the event of a voluntary termination of Mr. Schroeder’s employment between March 3, 2007 and May 31, 2007, if he has provided us with at least 30 days advance notice thereof, he shall be entitled to receive benefits under our Senior Executive Severance Plan as if his employment had been terminated without cause. Mr. Schroeder is also subject to a confidentiality, non-competition and inventions agreement.

Michael J. Offerman, Ed.D.
      On April 17, 2001, we entered into a letter agreement with Michael Offerman, pursuant to which Dr. Offerman agreed to serve as our Senior Vice President, and President and Chief Executive Officer of Capella University. This agreement was amended on November 10, 2003, and again on May 30, 2006. The May 30, 2006 amendment was made as an inducement to encourage Dr. Offerman to accept a change in his daily activities as President of Capella University. Pursuant to the terms of the amended agreements, as further amended in August 2006, Dr. Offerman now serves as our Senior Vice President and as President of Capella University. He continues to receive his current annual base salary of $274,000, and continues his eligibility in our 2006 Annual Incentive Plan for Management Employees at a target bonus level of 40% of his annual base salary.

      Dr. Offerman is also eligible to participate in our Senior Executive Severance Plan, subject to the following modifications. In the event of a voluntary termination of Dr. Offerman’s employment between March 3, 2007 and May 31, 2007, if he has provided us with at least 30 days advance notice thereof, he shall be entitled to receive benefits under our Senior Executive Severance Plan as if his employment had been terminated without cause. This is also the case should he voluntarily terminate his employment at any time for good reason. As defined in his letter agreement “good reason” includes (i) a change in his position to one with a lower pay grade or lesser responsibilities, (ii) a decrease in his fixed compensation or (iii) a material change to his reporting relationship to the Capella University Board. Dr. Offerman is also subject to a confidentiality, non-competition and inventions agreement. In the event that he leaves the company for any reason other than termination for cause and is unable to find suitable employment as a direct result of the restrictions imposed by his non-competition agreement, he will be entitled to the greater of twelve months base salary or his severance entitlements, if any, pursuant to the Senior Executive Severance Plan.

Scott M. Henkel
      On January 6, 2004, we entered into a letter agreement with Scott Henkel, pursuant to which Mr. Henkel agreed to serve as our Vice President and Chief Information Officer. Pursuant to the terms of the letter agreement, Mr. Henkel received, among other things, (1) an initial annual base salary of $185,000, (2) an annual incentive compensation award targeted at 35% of his annual base salary, and (3) options to purchase 35,000 shares of our common stock at an exercise price of $15.13 per share, 17,500 shares of which have vested and 8,750 shares of which will vest on each of January 20, 2007 and 2008, subject to acceleration in certain situations. In the event that Mr. Henkel’s employment terminates, he may be eligible under the Senior Executive Severance Plan for severance benefits. Mr. Henkel is also subject to a confidentiality, non-competition and inventions agreement.

Lois M. Martin
      On October 25, 2004, we entered into a letter agreement with Lois M. Martin, pursuant to which Ms. Martin agreed to serve as Senior Vice President and Chief Financial Officer. Pursuant to the terms of the letter agreement, Ms. Martin received, among other things, (1) a signing bonus of $50,000, (2) an initial annual base salary of $265,000, (3) an annual incentive compensation award targeted at 40% of her annual base salary, and (4) options to purchase 100,000 shares of our common stock at an exercise price of $20.00 per share, 25,000 of which have vested and 25,000 of which will vest on each of November 15, 2006, 2007 and 2008, subject to acceleration in certain situations.
      In the event that Ms. Martin’s employment terminates, she is entitled to receive the greater of the severance benefits provided to her under our Senior Executive Severance Plan and the severance benefits provided for in her letter agreement. Ms. Martin’s letter agreement provides that, if Ms. Martin voluntarily terminates her employment for good reason (as defined below), or if her employment is terminated by Capella for a reason other than cause or within two years of a change-in-control, she will be entitled to receive severance pay in an amount equal to up to twelve months base salary, outplacement assistance for up to twelve months, a benefits package at the regular employee rate, and eighty percent of her targeted bonus amount for the year of termination (prorated to the date of termination). As defined in her letter agreement, “good reason” includes (i) a change in her position to one with a lower pay grade or lesser responsibilities, (ii) a decrease in fixed compensation by more than 10% in any 12-month period, (iii) relocation more than 50 miles from her current work location, or (iv) being temporarily laid off and not reinstated within 90 days. Finally, Ms. Martin’s letter agreement provides that she will be entitled to the highest level of severance benefits available to any other employee under the Senior Executive Severance Plan. Ms. Martin is also subject to a confidentiality, non-competition and inventions agreement.

Kenneth J. Sobaski
      On February 27, 2006, we entered into a letter agreement with Kenneth J. Sobaski, pursuant to which Mr. Sobaski agreed to serve as President and Chief Operating Officer. Pursuant to the terms of the letter agreement, Mr. Sobaski received, among other things, (1) a signing bonus of $60,000, (2) an initial annual base salary of $400,000, (3) an annual incentive compensation award targeted at 50% of his base salary (which is guaranteed for his first year of employment), and (4) options to purchase 165,000 shares of our common stock at an exercise price of $20.00 per share, 41,250 of which will vest on each of February 27, 2007, 2008, 2009 and 2010, subject to acceleration in certain situations.
      In the event that Mr. Sobaski’s employment terminates, he is entitled to receive the greater of the severance benefits provided to him under our Senior Executive Severance Plan and the severance benefits provided for in his letter agreement. Mr. Sobaski’s letter agreement provides that, in the event that Mr. Sobaski’s employment is terminated without cause (as defined below) or he voluntarily terminates his employment for good reason (as defined below), Mr. Sobaski will be entitled to the following severance benefits: (1) twelve months total compensation (base salary plus target bonus) and (2) senior executive outplacement services for twelve months and provision of certain office support equipment during that period. In the event any such termination follows a change-in-control, Mr. Sobaski’s letter agreement entitles him to receive two times the severance package described above. As defined in his letter agreement, “cause” means (i) commission of a crime or other act that could materially damage our reputation, (ii) theft, misappropriation or embezzlement of company property, (iii) falsification of company records, (iv) failure to substantially comply with our written policies and procedures, or (v) misconduct directed toward learners, employees, or adjunct faculty. “Good reason” as defined in his letter agreement means (i) a change in his position to one with a lower pay grade or lesser responsibilities, (ii) a decrease in fixed compensation by more than 10% in any 12-month period, (iii) relocation more than 50 miles from his current work location, or (iv) Mr. Shank is no longer Chief Executive Officer and Mr. Sobaski has not been assigned to that position. Mr. Sobaski is also subject to a confidentiality, non-competition and inventions agreement.

Reed A. Watson
      On June 6, 2006, we entered into a letter agreement with Reed A. Watson, pursuant to which Mr. Watson agreed to serve as Senior Vice President of Marketing. Pursuant to the terms of the letter agreement, Mr. Watson received, among other things, (1) a signing bonus of $50,000, (2) an initial annual base salary of $245,000, (3) an annual incentive compensation award targeted at 40% of his annual base salary (which is guaranteed for his first year of employment), and (4) options to purchase 75,000 shares of our common stock at an exercise price of $20.00 per share, 18,750 of which will vest on each of June 26, 2007, 2008, 2009 and 2010, subject to acceleration in certain situations.
      In the event that Mr. Watson’s employment terminates, he is entitled to receive the greater of the severance benefits provided to him under our Senior Executive Severance Plan and the severance benefits provided for in his letter agreement. Mr. Watson’s letter agreement provides that, in the event that Mr. Watson’s employment is terminated without cause (as defined below) or he voluntarily terminates his employment for good reason (as defined below), Mr. Watson will be entitled to receive severance payments equal to twelve months base salary and up to twelve months of outplacement assistance paid for by Capella. In the event that such termination occurs within two years of a change-in-control, Mr. Watson’s letter agreement entitles him to receive 80% of the amount of any targeted bonus for the year in which the termination occurs, prorated to the date of termination. As defined in his letter agreement, “cause” means (i) conviction of a crime or commission of other acts that could materially damage our reputation, (ii) theft, misappropriation or embezzlement of company property, (iii) falsification of company records, (iv) failure to substantially comply with our written policies and procedures, or (v) gross misconduct directed toward learners, employees, or adjunct faculty. “Good reason” as defined in his letter agreement means (i) a change in his position to one with a lower pay grade or lesser responsibilities, (ii) a decrease in fixed compensation by more than 10% in any 12-month period, or (iii) relocation more than 50 miles from his current work location. Mr. Watson is also subject to a confidentiality, non-competition and inventions agreement.

Employment-Related Arrangements
      Executive Severance Plans. In March 2003, we established the Capella Education Company Executive Severance Plan effective as of February 1, 2003, and as amended on May 11, 2005, May 25, 2006, and September 11, 2006, referred to as the Executive Severance Plan, to provide severance pay and other benefits to certain eligible employees. To be eligible for the Executive Severance Plan, the employees must (1) be designated in writing by our Chief Executive Officer, (2) have completed 90 days of service with us from the most recent date of hire, (3) have their employment terminated under certain circumstances, (4) not be a participant in the Senior Executive Severance Plan and (5) execute a release. Currently, the participants in the Executive Severance Plan include approximately 40 employees who report to the senior vice president and vice president level employees and who are classified as corporate director level employees.
      Participants in the Executive Severance Plan who experience a qualifying severance event will be eligible to receive severance benefits, based on their termination event, including severance pay ranging from six to twelve months, outplacement assistance up to six months, and continuation coverage under certain employee benefit plans (subject to adjustment, alternative or previous severance benefits, and limitations on total severance awards). In certain change of control situations, a participant may also be eligible to receive payment of 80% of any targeted bonus for the year of termination. The Executive Severance Plan provides that any employment agreement that specifically provides for the payment of severance benefits will remain in full force and effect and that any payments due under the Executive Severance Plan will be reduced or off-set by any similar amounts payable due to termination under an employment agreement.
      On September 11, 2006, we established the Capella Education Company Senior Executive Severance Plan, referred to as the Senior Executive Severance Plan, to provide severance pay and other benefits to certain eligible employees. To be eligible for the Senior Executive Severance Plan, the employees must (1) be designated in writing by our Chief Executive Officer, (2) be in a select group of management or highly compensated employees within the meaning of the Employee Retirement Income Security Act of 1974, (3) have completed 90 days of service with us from the most recent date of hire, (4) have their employment terminated under certain circumstances, (5) not be a participant in the Executive Severance Plan and (6) execute a release. Currently, the participants in the Senior Executive Severance Plan include our Chief Executive Officer and Chairman of the Board of Directors, senior vice president level employees and vice president level employees.
      Participants in the Senior Executive Severance Plan who experience a qualifying severance event will be eligible to receive severance benefits, based on their termination event, including severance pay ranging from twelve to 24 months, outplacement assistance up to twelve months, and continuation coverage under certain employee benefit plans for up to 18 months (subject to adjustment, alternative or previous severance benefits). In certain change of control situations, a participant may also be eligible to receive payment of up to 200% of any targeted bonus for the year of termination. Notwithstanding the above, in certain change of control situations, the Chief Executive Officer will be eligible to receive payment of 80% of any targeted bonus for the year of termination. We have also provided specific severance benefits to certain of our executives under such executives’ employment agreements. The Senior Executive Severance Plan provides that any employment agreement that specifically provides for the payment of severance benefits will remain in full force and effect and that any payments due under the Senior Executive Severance Plan will be reduced or off-set by any similar amounts payable due to termination under an employment agreement.
      Our board of directors, Chief Executive Officer, or any other individual or committee to whom such authority has been delegated may amend or terminate the Executive Severance Plan and the Senior Executive Severance Plan. The Plans cannot be amended to reduce benefits or alter the plan’s terms, except as may be required by law, for a period of 24 months following a change in control, as defined in the Plans. In addition, the Plans provide that any amendment to the Plan, or termination of the Plan, adopted within six months prior to a change in control will become null and void upon the change in control and the Plan will revert to its provisions in effect prior to the change in control. The Executive Severance Plan and the Senior Executive Severance Plan will terminate immediately upon our filing for relief in bankruptcy or on such date as an order for relief in bankruptcy is entered against us.
      Capella Education Company Annual Incentive Plan for Management Employees — 2006. The Capella Education Company Annual Incentive Plan for Management Employees — 2006, referred to as the Bonus Plan, was recommended by the compensation committee and adopted by the board of directors in January 2006. The Bonus Plan sets forth the terms for cash incentive payments to our management-level employees based on our financial performance in 2006. Awards to our named executives under the Bonus Plan are in lieu of, and not in addition to, the incentive compensation target award amount included as part of their employment agreements. The compensation committee of our board of directors will administer the Bonus Plan and will have the power to determine which employees are eligible to participate and the incentive potential for each participant; however, the compensation committee may delegate this authority to the Chief Executive Officer and the Vice President of Human Resources with respect to incentive awards granted to employees who are not executive officers, and the executive committee of our board of directors will administer our Chief Executive Officer’s incentive award. Under the Bonus Plan, each participant has a target incentive payment equal to a specified percentage of his or her base compensation. The compensation committee will set objectives, based on our financial plan, for (1) full-year revenue and profit and (2) revenue and profit in the second half of 2006, which includes our third and fourth quarters. Payment of 70% of the target incentive will be based on actual full-year revenue and profit as compared to the objectives, with the possibility of earning up to 170% of the target incentive if our performance exceeds the objectives and a prorated partial payment if the objectives are partially achieved. Payment of 30% of the target incentive will be based on actual revenues and profit for the third and fourth quarters of 2006 as compared to the objectives. As a result, a participant could earn a maximum incentive payment equal to 200% of his or her target incentive.
      In order to be eligible to receive a payment under the Bonus Plan, a participant generally must be employed on the payment date, which will be within two and a half months following our year-end, unless the participant is entitled to receive a payment under the Bonus Plan pursuant to the terms of our Executive Severance Plans. A participant who terminates his or her employment due to disability or retirement will be entitled to receive a prorated incentive payment based on actual performance. Employees who are hired or promoted to a management-level position prior to October 1, 2006 will be entitled to a prorated incentive payment based on actual performance, and the compensation committee has discretion to award an incentive payment to an employee who is promoted after October 1, 2006. The compensation committee has the authority to amend or terminate the Bonus Plan, including modification of the financial targets to reflect any material changes in our business. No amendment or termination will affect the right of a participant to receive any incentive payment earned under the Bonus Plan for the portion of the year up to the amendment or termination.
      In 2006, we implemented a special compensation program for certain members of our management-level employees, which included all of our executive officers other than Messrs. Sobaski and Watson, both of whom joined us after the implementation of this program. In lieu of a portion of the cash incentive under the Bonus Plan, these participants received performance-based stock options. The number of options awarded to each of these participants was determined by dividing 100% of the participant’s target incentive by the value of the options using the Black-Scholes option valuation model, and then multiplying by 1.75, which is a multiplier approved by the compensation committee to reflect the additional risk associated with receiving options instead of cash. The options were granted on February 14, 2006 at an exercise price of $20.00 per share and have a ten-year term. The options will vest as to some, all or none of the shares on December 31, 2006 based on our achievement of the financial objectives under the Bonus Plan. All of the shares subject to the options will vest if we achieve the financial objectives under the Bonus Plan at the 100% level, and the options will vest as to a prorated number of shares if we achieve at least the threshold level of performance under the Bonus Plan, but less than the 100% level. None of the options will vest if we do not achieve at least the threshold level of performance of the objectives. Any performance above 100% of the target incentive will be paid in cash under the Bonus Plan.

Existing Stock, Stock Option Plans and Other Incentive Plans
      Stock Option Plans. We have adopted three stock plans: (1) the Capella Education Company 2005 Stock Incentive Plan; (2) the Capella Education Company 1999 Stock Option Plan; and (3) the Learning Ventures International, Inc. 1993 Stock Option Plan.
      Capella Education Company 2005 Stock Incentive Plan. The Capella Education Company 2005 Stock Incentive Plan, referred to as the 2005 Plan, was recommended by the compensation committee in May 2005 and adopted and approved by our board of directors and our shareholders in May 2005. The 2005 Plan authorizes the granting of stock-based awards to our officers, directors, employees, consultants and advisors. We have reserved an aggregate of 3,013,000 shares of common stock for issuance under the 2005 Plan. The compensation committee of our board of directors administers the 2005 Plan and has the power to determine when and to whom awards will be granted, determine the amount of each award and establish the terms and conditions of each award, including exercise price, vesting schedule and settlement terms. The types of awards that may be granted under the 2005 Plan include incentive stock options, non-qualified stock options, stock appreciation rights, restricted stock, performance units and other stock-based awards. Our board of directors may terminate, suspend or modify the 2005 Plan at any time; provided, however, that certain amendments require approval of our shareholders. Further, no action may be taken which adversely affects any rights under outstanding awards without the holder’s consent.
      As of September 30, 2006, we had granted options to purchase a total of 1,104,603 shares of our common stock (including options that have since been cancelled or expired) under the 2005 Plan at an exercise price of $20.00 per share, of which options to purchase 1,072,603 shares are outstanding.
      Capella Education Company 1999 Stock Option Plan. The Capella Education Company 1999 Stock Option Plan, referred to as the 1999 Plan, was adopted by the board of directors in December 1999 and approved by our shareholders in December 2000. We have reserved an aggregate of 1,650,000 shares of our common stock (subject to adjustments in the case of a merger, consolidation, reorganization, recapitalization, stock dividend, or other change in corporate structure) for issuance under the 1999 Plan to our employees, officers, directors, advisors, consultants, and any individual that we desire to induce to become an employee. The compensation committee of our board of directors administers the 1999 Plan and has the power to fix any terms and conditions for the grant or exercise of any award under the 1999 Plan. The types of awards that may be granted under the 1999 Plan include incentive stock options and non-qualified stock options. Each option will be governed by the terms of the option agreement and will expire 10 years after the date of the grant, or an earlier date in the case of a 10% shareholder or a terminated employee. Our board of directors may amend, suspend, or discontinue the 1999 Plan at any time; provided, however, that certain amendments require approval of our shareholders. Further, no action may be taken which adversely affects any rights under outstanding awards without the option holder’s consent.
      As of September 30, 2006, we had granted options to purchase a total of 1,712,649 shares of our common stock (including options that have since been cancelled or expired) under the 1999 Plan at exercise prices of $11.12 to $20.00 per share, of which options to purchase 1,056,357 shares are outstanding. Our board of directors approved a resolution in May 2005 to cease making additional grants under the 1999 Plan.
      Learning Ventures International, Inc. 1993 Stock Option Plan. The Learning Ventures International, Inc. 1993 Stock Option Plan, referred to as the 1993 Plan, was approved by our board of directors in February 1993 and by our shareholders on February 24, 1993. We have reserved an aggregate of 1,825,000 shares of common stock (subject to adjustments in the case of a merger, consolidation, reorganization, recapitalization, stock dividend, or other change in corporate structure) for issuance under the 1993 Plan to any of our employees, officers, directors, consultants, and independent contractors. The compensation committee of our board of directors administers the 1993 Plan and has the power to determine the terms of each option grant, including the exercise price, the recipient and the number of shares subject to each option. The compensation committee also may amend or modify the terms of an option and accelerate the time at which an option may be exercised. The types of awards that may be granted under the 1993 Plan include incentive stock options and non-qualified stock options. Each option will be governed by the terms of the option agreement, but an incentive stock option may not extend more than 10 years from the date of the grant and a non-qualified stock option may not extend more than 15 years from the date of the grant. Our board of directors may amend or discontinue the 1993 Plan at any time; provided, however, that certain amendments require approval of our shareholders. Further, no action may be taken which adversely affects any rights under outstanding awards without the option holder’s consent.
      As of September 30, 2006, we had granted options to purchase a total of 2,337,091 shares of our common stock (including options that have since been cancelled or expired) under the 1993 Plan at exercise prices of $1.00 to $14.25 per share, of which options to purchase 125,783 shares are outstanding. The 1993 Plan was terminated on February 23, 2003 and we cannot grant additional options under the 1993 Plan.
      Employee Stock Ownership Plan. In 1999, we adopted the Capella Education Company Employee Stock Ownership Plan, as amended, referred to as the ESOP, a qualified employee stock ownership plan under Section 401(a) of the Internal Revenue Code. The ESOP provides that we may contribute, at our discretion, common stock or cash for the benefit of our eligible employees. To be eligible to share in the ESOP contribution for a plan year, the employee must satisfy certain service requirements and be employed by us on December 31 of the plan year. An employee is also eligible to share in the ESOP contribution for a year in which he or she died, became disabled or retired, as defined by the ESOP, in that year. During 2004, we contributed 47,093 shares to the ESOP, related to 2003 plan compensation. During 2005, we contributed 46,450 shares to the ESOP, related to 2004 plan compensation. Shares related to 2005 plan compensation were contributed in 2006, within the time period required by the Internal Revenue Code. Participants become vested in their ESOP contributions after completing three years of service with us, except in the event of retirement, disability or death, in which case the participants’ shares become fully vested and nonforfeitable. Prior to termination, participants may receive distributions from the ESOP in accordance with statutory diversification requirements. Distributions from the ESOP are in shares of our common stock or, prior to the completion of this offering, in cash. Prior to the completion of this offering, we have certain obligations to repurchase, at fair market value determined by an annual independent valuation, shares from participants/beneficiaries. This obligation will no longer apply once our shares are publicly traded. We recognized $0.5 million, $1.1 million and $1.2 million of compensation expense in the years ended 2003, 2004 and 2005, respectively, related to the ESOP contributions. The individual ESOP trustees are also our employees. The trustees hold the ESOP contributions and make distributions to participants or beneficiaries. The ESOP trust is invested primarily in shares of our common stock. In 2006, we amended the ESOP such that for fiscal year 2006, any company contribution to the ESOP will be based on eligible employee compensation through June 30, 2006, and will be allocated to eligible employees in active employment on June 30, 2006 (as well as to any eligible employee who died, became disabled or retired between January 1, 2006 and June 30, 2006).
      Employee Stock Purchase Plan. The Capella Education Company Employee Stock Purchase Plan, referred to as the ESPP, was recommended by the compensation committee in May 2005 and adopted and approved by our board of directors and our shareholders in May 2005. We have reserved an aggregate of 450,000 shares of our common stock for issuance under the ESPP. The ESPP permits eligible employees to utilize up to 10% of their compensation to purchase our common stock at a price of no less than 85% of the fair market value per share of our common stock at the beginning or the end of the relevant offering period, whichever is less. The compensation committee of our board of directors will administer the ESPP. The compensation committee is presently considering the offering of stock under the ESPP at a price of 95% of the fair market value per share of our common stock measured only at the end of the relevant offering period, in order to avoid adverse accounting consequences if shares could be purchased at greater discounts to fair market value. The compensation committee is also considering imposing an annual $15,000 cap on the amount of funds that eligible employees may utilize to purchase shares under the ESPP. Our board of directors may amend or terminate the ESPP. We have not begun utilizing the ESPP and will consider whether and when to implement the plan, once we are a public company.

      401(k) Plan. We maintain the Capella Education Company Retirement Savings Plan, which was originally adopted in July 1994, and which is referred to as the 401(k) plan, a cash or deferred arrangement qualified under Section 401(a) of the Internal Revenue Code. The related 401(k) plan trust is not subject to tax under current tax law. Under the provisions of the 401(k) plan that were effective beginning in April 2005, a participant may defer a portion of his or her pre-tax salary, commissions and bonuses through payroll deductions, up to the statutorily prescribed annual limits. If a new employee does not make an election to defer, 4% of his or her compensation automatically will be deferred unless the employee elects otherwise. Participants age 50 and older by the end of the year may make additional “catch-up” contributions to the 401(k) plan, in accordance with statutory requirements. The percentage elected to be deferred by highly compensated participants (as defined by statute) may be required to be lower to satisfy Internal Revenue Code requirements. In April 2005, we implemented a matching contribution program based on employee contributions on a per-pay-period basis. The initial match equaled 50% of the employee’s contributions on the first 4% of compensation. Effective in July 2006, we modified the employer matching contribution to 100% on the first 2% of employee contributions, and 50% on the next 4% of employee contributions. In addition, at the discretion of our board of directors, we may make discretionary profit-sharing contributions to our 401(k) plan for eligible employees. Any employer contributions will be subject to a five-year vesting schedule, except that any participant with three or more years of service on April 1, 2005, who was fully vested under the 401(k) plan’s prior vesting schedule will also be fully vested in future contributions. No employer contributions were made prior to April 1, 2005. The 401(k) plan’s trustee holds and invests the plan contributions at the direction of each participant. Although we have not expressed any intent to do so, we do have the right to discontinue, terminate or amend the 401(k) plan at any time, subject to the provisions of the Internal Revenue Code and the Employee Retirement Income Security Act of 1974, as amended.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS
      Since January 1, 2003, we have engaged in the following transactions with certain of our executive officers, directors, holders of more than 5% of our voting securities and their affiliates and immediate family members:
      Special Dividend.
      We declared a special dividend which will be payable promptly after the completion of this offering to our shareholders of record as of October 3, 2006. The aggregate amount of the special dividend will be equal to the gross proceeds from the sale of common stock by us in this offering, excluding any proceeds received by us in the event the underwriters exercise their over-allotment option. Based on an estimated initial public offering price of $           per share (the midpoint of the range set forth on the cover page of this prospectus), we estimate that the amount of the special dividend will be $           million, or $          per common share on an as if converted basis.
      The following table sets forth the amount of cash to be paid as a result of the special dividend in respect of shares of our capital stock as to which each of the executive officers and directors is deemed to have sole or shared voting or investment power as of October 3, 2006.

	Shares Beneficially
	Owned and
	Outstanding as of	Special Dividend
	October 3,	Amount as to Shares
Name of Beneficial Owner	2006(a)(b)	Beneficially Owned(c)

Directors
Stephen G. Shank(d)	2,293,679
Tony Christianson	1,779,746
Gordon A. Holmes(e)	—
S. Joshua Lewis	1,204,211
Jody G. Miller(f)	—
James A. Mitchell	41,275
David W. Smith	8,992
Jeffrey W. Taylor	—
Darrell R. Tukua	—
Jon Q. Reynolds, Jr.	1,858,681
Sandra Taylor	—

Executive Officers
Michael J. Offerman	4,496
Lois M. Martin	—
Paul A. Schroeder	6,744
Scott M. Henkel	—
Ken Sobaski	—
Greg Thom	—
Elizabeth Rausch	4,496
Reed Watson	—

All directors and executive officers as a group	7,202,320

(a)	For the purpose of calculating shares beneficially owned and outstanding as of October 3, 2006, the number of shares of common stock deemed outstanding assumes the conversion of all outstanding shares of our preferred stock into common stock, and excludes all shares of common stock subject to options. Beneficial ownership is determined in accordance with the rules of the SEC that generally attribute beneficial ownership of securities to persons that possess sole or shared voting power and/or investment power with respect to those securities. The persons identified in this table have sole voting and investment power with respect to all shares shown as beneficially owned by them, except as set forth in the footnotes to the table included in “Principal and Selling Shareholders.”

(b)	Does not include portions of the special cash dividend to be paid to the Employee Stock Ownership Plan with respect to shares credited to the Employee Stock Ownership Plan accounts of each executive officer, in approximately the following amounts: Mr. Shank, $ ; Dr. Offerman, $ ; Ms. Martin, $ ; Mr. Schroeder, $ ; Mr. Henkel; $ ; Mr. Thom, $ ; and Ms. Rausch, $ .

(c)	Assumes an initial public offering price of $ per share (the midpoint of the range set forth on the cover page of this prospectus).

(d)	Mr. Shank is our Chairman and Chief Executive Officer.

(e)	Entities affiliated with Forstmann Little & Co. will receive $ million of the special dividend. Mr. Holmes is a limited partner of each general partner of such entities.

(f)	Entities affiliated with Maveron LLC will receive $ million of the special dividend. Ms. Miller is a venture partner with Maveron LLC.

      Issuance of Class F Preferred Stock and Class G Preferred Stock. In February 2002, we entered into an agreement with investors pursuant to which we issued and sold 1,425,457 shares of our Class F preferred stock at a price per share of $11.71. In January 2003, the parties agreed to amend this agreement pursuant to which all of the shares of Class F preferred stock were exchanged for 1,501,088 shares of Class G preferred stock. In addition, concurrently with the exchange, we sold 683,452 shares of our Class G preferred stock at a price per share of $11.12.
      The following table summarizes sales by us of our Class F preferred stock and Class G preferred stock to certain of our directors, executive officers, holders of more than 5% of our voting securities, and their affiliates and immediate family members in private placement financing transactions:

	Shares of	Shares of
	Class F	Class G
Investors(a)	Preferred Stock(b)	Preferred Stock(c)

Directors and executive officers:
Stephen G. Shank(d)	17,079	—
Michael J. Offerman(e)	4,270	—
Paul A. Schroeder(e)	6,405	—
Elizabeth M. Rausch(e)	4,270	—
David W. Smith(c)	—	8,992
S. Joshua Lewis(e)	42,699	—
Stephen J. Weiss and Piper Jaffray as custodian for Stephen J. Weiss IRA(f)	12,810	—
Russell A. Gullotti(g)	10,000	—
Piper Jaffray as custodian for Joseph C. Gaylord IRA (h)	4,270	—
5% shareholders:
Forstmann VII and VIII(i)	640,478	—
Maveron entities(c)(j)	—	674,460.2
Putnam entities(e)	640,478	—

(a)	See “Principal and Selling Shareholders” for additional information about ownership of shares held by these shareholders.

(b)	The Class F preferred stock was issued and sold on January 31, 2002, for an aggregate purchase price of $16,692,101.47. In January 2003, all shares of Class F preferred stock were exchanged for shares of Class G preferred stock pursuant to an exchange agreement. Each share of Class F preferred stock was exchanged for 1.053 shares of our Class G preferred stock. As a result, there are no shares of Class F preferred stock currently outstanding.

(c)	The Class G preferred stock was issued and sold on January 15, 2003, for an aggregate purchase price of $7,599,988.42. Each share of Class G preferred stock is convertible into one share of common stock, subject to adjustments. We expect that each share of Class G preferred stock will convert into one share of common stock upon the closing of this offering.

(d)	Mr. Shank originally acquired 17,985.17 shares of Class G preferred stock pursuant to the exchange agreement discussed in footnote (b) above and subsequently transferred 14,967 shares of Class G preferred stock to the entities affiliated with Technology Crossover Ventures and 3,018 shares of Class G preferred stock to the Maveron entities.

(e)	Messrs. Offerman, Schroeder and Lewis, Ms. Rausch, The S. Joshua and Teresa D. Lewis Issue Trust, and the Putnam entities obtained their Class G preferred stock pursuant to the exchange agreement discussed in footnote (b) above.

(f)	Stephen J. Weiss was an executive officer of Capella from 1998 to 2003.

(g)	Russell A. Gullotti was a director of Capella from 2001 to 2004.

(h)	Joseph C. Gaylord was an executive officer of Capella from 2003 to 2004.

(i)	Gordon A. Holmes, a director of the company, represents the interests of FLC XXXII Partnership, L.P. and FLC XXXIII Partnership, L.P., the general partners of Forstmann VII and Forstmann VIII. Forstmann VII and Forstmann VIII originally obtained 674,460.20 shares of Class G preferred stock pursuant to the exchange agreement described in footnote (b) above. Forstmann VII and Forstmann VIII subsequently transferred 369,023 shares of Class G preferred stock to the entities affiliated with Technology Crossover Ventures and 74,400 shares of Class G preferred stock to the Maveron entities.

(j)	Jody Miller, a director of the company, is a venture partner at Maveron LLC, an affiliate of the Maveron entities. Dan Levitan, a board observer of the company, is a managing partner of Maveron General Partner 2000 LLC and a managing member of Maveron LLC, affiliates of the Maveron entities. The Maveron entities acquired 674,460.20 shares of Class G preferred stock pursuant to the Class G preferred issuance discussed in footnote (b) above and acquired an additional 77,418 shares of Class G preferred stock pursuant to a transfer of 3,018 shares of Class G preferred stock to the Maveron entities by Mr. Shank and a transfer of 74,400 shares of Class G preferred stock to the Maveron entities by Forstmann VII and Forstmann VIII.

      Board Representation Agreement. In January 2003, we entered into a board representation agreement in connection with the offering of our Class G preferred stock. Under this agreement, we and certain of our shareholders have agreed to take all necessary or desirable action (including voting of shares) to cause persons designated in accordance with the agreement to be elected to our board of directors. With the exception of Forstmann VI, these rights expire upon completion of this offering. The parties to this agreement include certain parties with relationships with Capella, including certain of our directors, executive officers and holders of more than 5% of our voting securities, and certain immediate family members of these related parties. The following is a list of the related parties who are parties to the agreement:

Directors:	Stephen Shank (Mr. Shank is also an executive officer of the company and beneficially holds more than 5% of our voting securities), David Smith and Joshua Lewis (Mr. Lewis also beneficially holds more than 5% of our voting securities)

Executive Officers:	Elizabeth Rausch, Michael Offerman and Paul Schroeder

5% Shareholders:	Cherry Tree Ventures IV, the Forstmann Little entities, the Maveron entities, the Putnam entities, the entities affiliated with Technology Crossover Ventures, as transferees of

Forstmann VII and Forstmann VIII, and Insight-Salmon River LLC, as transferee of NCS Pearson, Inc.

Immediate Family Members of the Related Parties:	Judith F. Shank, Susan Shank, Mary Retzlaff and The S. Joshua and Teresa D. Lewis Issue Trust
      The board representation agreement is described in further detail under the heading “Management — Board Representation Agreement.”
      Investor Rights Agreement. In January 2003, we entered into a second amended and restated investor rights agreement in connection with the offering of our Class G preferred stock. Under this agreement, we have granted certain of our shareholders certain registration rights and inspection rights. The parties to this agreement include certain parties with relationships with Capella, including certain of our directors, executive officers and holders of more than 5% of our voting securities. The following is a list of the related parties who are parties to the agreement:

Directors:	Stephen Shank (Mr. Shank is also an executive officer of the company and beneficially holds more than 5% of our voting securities), David Smith and Joshua Lewis (Mr. Lewis also beneficially holds more than 5% of our voting securities)

Executive Officers:	Elizabeth Rausch, Michael Offerman and Paul Schroeder

5% Shareholders:	The Forstmann Little entities, the Maveron entities, the Putnam entities and the entities affiliated with Technology Crossover Ventures, as transferees of Forstmann VII and VIII and Stephen Shank.
      Certain of these registration and inspection rights will continue after the offering. The investor rights agreement is described in further detail under the heading “Management — Board Observation Rights; Inspection Rights” and “Description of Capital Stock — Registration and Other Rights.”
      Founder Stock Sales and Transfers. On February 11, 2005, Stephen Shank, our founder, Chairman and Chief Executive Officer, sold 14,967 shares of Class G preferred stock and 34,966 shares of Class B preferred stock to the entities affiliated with Technology Crossover Ventures in exchange for an aggregate purchase price of $998,660, or $20.00 per share, and 3,018 shares of Class G preferred stock and 7,049 shares of Class B preferred stock to the Maveron entities in exchange for an aggregate purchase price of $201,340, or $20.00 per share. In addition, since January 1, 2003, Mr. Shank has also transferred 236,000 shares of common stock to (i) his wife, Judith F. Shank, (ii) his daughter, Mary Shank Retzlaff, both in her individual capacity and as trustee of the Stephen G. Shank 2004 Grantor Retained Annuity Trust, and (iii) his daughter, Susan Shank, both in her individual capacity and as trustee of the Emma Jia Chen Retzlaff Trust. On March 9, 2005, we issued and sold 4,500 shares of our common stock to Mr. Shank in connection with his exercise of a warrant dated June 12, 1998 at an exercise price of $4.50 per share. In June 2005, the Stephen G. Shank 2004 Grantor Retained Annuity Trust transferred 19,899 shares to Mr. Shank. In June 2006, the Stephen G. Shank 2004 Grantor Retained Annuity Trust transferred 19,899 shares to Mr. Shank. Pursuant to the terms of the Stephen G. Shank 2004 Grantor Retained Annuity Trust, Mr. Shank anticipates receiving additional distributions of Capella common stock in each of June 2007, June 2008 and June 2009.
      Purchase of Shares in this Offering. Certain of the entities affiliated with Technology Crossover Ventures and certain of the Salmon River and Insight entities have expressed an interest in purchasing shares in this offering. If any of the entities affiliated with Technology Crossover Ventures or any of the Salmon River and Insight entities place orders for shares, the underwriters expect to sell up to an aggregate of                      shares to them in this offering. The entities affiliated with Technology Crossover Ventures collectively beneficially own approximately           % of our common shares immediately prior to this

offering, and Jon Q. Reynolds, Jr., one of our directors, is a General Partner of Technology Crossover Ventures. The Salmon River and Insight entities collectively beneficially own approximately           % of our common shares immediately prior to this offering, and S. Joshua Lewis, one of our directors, is a principal of Salmon River Capital LLC and a special partner of Insight Venture Partners. The entities affiliated with Technology Crossover Ventures and the Salmon River and Insight entities are under no obligation to purchase any shares in this offering, and their interest in purchasing shares in this offering is not a commitment to do so.

PRINCIPAL AND SELLING SHAREHOLDERS
      The following table sets forth information regarding the beneficial ownership of our common stock as of September 30, 2006, and as adjusted to reflect the sale of common stock being offered in this offering, for:

•	each person, or group of affiliated persons, known to us to own beneficially 5% or more of our outstanding common stock,

•	each of our directors,

•	each of our named executive officers,

•	all of our directors and executive officers as a group, and

•	each selling shareholder.
      Footnote (a) below provides a brief explanation of what is meant by the term “beneficial ownership.” For the purpose of calculating the percentage of shares beneficially owned by any shareholder, the number of shares of common stock deemed outstanding “prior to the offering” assumes the conversion of all outstanding shares of our Class A preferred stock, our Class B preferred stock, our Class D preferred stock, our Class E preferred stock, and our Class G preferred stock into an aggregate of 9,178,097 shares of our common stock. In addition, shares of our common stock subject to options held by a person that are exercisable within 60 days of September 30, 2006 are deemed to be beneficially owned by such person, although they are not deemed outstanding for the purpose of computing the percentage ownership of any other person.
      The number of shares of common stock outstanding “after the offering” includes an additional                      shares of common stock offered by us in the offering.
      The address for each named executive officer is 225 South 6th Street, 9th Floor, Minneapolis, Minnesota 55402.

	Shares Beneficially			Shares Beneficially			Shares Beneficially
	Owned Prior to the			Owned After			Owned After
	Offering(a)		Shares	Offering		Over-Allotment	Over-Allotment(b)
			Being			Shares Being
Name of Beneficial Owner	Shares	Percent	Offered	Shares	Percent	Offered(b)	Shares	Percent

Principal Shareholders
Forstmann Little entities(c)	1,106,372	9.4%				—
Cherry Tree Ventures IV, L.P.(d)	1,779,746	15.2%				—
Entities affiliated with Technology Crossover Ventures(e)	1,858,681	15.8%				—
Putnam entities(f)	674,459	5.7%				—
Maveron entities(g)	1,049,191	8.9%				—
Salmon River and Insight entities(h)	1,224,726	10.4%				—
Directors and Named Executive Officers
Stephen G. Shank(i)	2,456,979	20.7%				—
Michael J. Offerman(j)	106,381	*				—
Lois M. Martin(k)	54,123	*				—
Paul A. Schroeder(l)	133,976	1.1%				—
Scott M. Henkel(m)	17,500	*				—
Tony J. Christianson(d)	1,779,746	15.2%				—
Gordon A. Holmes	—	—				—
S. Joshua Lewis(n)	1,216,711	10.4%				—
Jody G. Miller(o)	2,500	*				—
James A. Mitchell(p)	59,775	*				—
David W. Smith(q)	21,992	*				—
Jeffrey W. Taylor(r)	5,000	*				—
Darrell R. Tukua(s)	12,500	*				—
Jon Q. Reynolds, Jr.(e)	1,858,681	15.8%				—
Sandra E. Taylor(t)	—	—				—
All directors and executive officers as a group (19 persons)	7,789,348	63.2%				—
Other Selling Shareholders
Sheng-Yang Chiu(u)	73,040	*				—
J. Bruce Francis(v)	119,816	1.0%				—
Rotherwood Investments, LLC(w)	25,000	*				—

*	Less than 1%

(a)	Beneficial ownership is determined in accordance with the rules of the SEC that generally attribute beneficial ownership of securities to persons who possess sole or shared voting power and/or investment power with respect to those securities and includes shares of common stock issuable pursuant to the exercise of stock options that are immediately exercisable or exercisable within 60 days. Unless otherwise indicated, the persons or entities identified in this table have sole voting and investment power with respect to all shares shown as beneficially owned by them. Percentage ownership calculations for each beneficial owner prior to the offering, after the offering, and after over-allotment are based on 11,733,630 shares, shares and shares, respectively, of common stock outstanding plus any shares of common stock subject to options held by such beneficial owner that are exercisable within 60 days of September 30, 2006.

(b)	Amounts presented assume that the over-allotment option is exercised in full.

(c)	Consists of (1) 875,336 shares of common stock issuable upon conversion of preferred stock owned by Forstmann VI; (2) 144,397 shares of common stock issuable upon conversion of preferred stock owned by Forstmann VII; and (3) 86,639 shares of common stock issuable upon conversion of preferred stock owned by Forstmann VIII. Each of Forstmann VI, Forstmann VII and Forstmann VIII disclaims beneficial ownership of shares owned by the other entities. The general partner of Forstmann VI and Forstmann VII is FLC XXXII Partnership, L.P. (FLC XXXII) and

the general partner of Forstmann VIII is FLC XXXIII Partnership, L.P. (FLC XXXIII). The general partners of FLC XXXII and FLC XXXIII are Theodore J. Forstmann, Winston W. Hutchins, and T. Geoffrey McKay. Accordingly, each of the individuals named above, other than Mr. McKay for the reason described below, may be deemed the beneficial owner of shares owned by Forstmann VI, Forstmann VII and Forstmann VIII. Mr. McKay does not have any voting or investment power with respect to, or any economic interest in, the shares of our common stock held by Forstmann VI, Forstmann VII or Forstmann VIII and, accordingly, Mr. McKay is not deemed to be a beneficial owner of these shares. The address of Forstmann VI, Forstmann VII and Forstmann VIII is c/o Forstmann Little & Co., 767 Fifth Avenue, New York, New York 10153.

(d)	Consists of (1) 50,000 shares of common stock and 1,698,000 shares of common stock issuable upon conversion of preferred stock owned by Cherry Tree Ventures IV, L.P.; (2) 29,366 shares of common stock owned by Cherry Tree Core Growth Fund, L.L.L.P.; and (3) 2,380 shares of common stock owned by InfoPower L.L.L.P. The general partner of Cherry Tree Ventures IV, L.P. is CTV Partners IV. CTV Partners IV is controlled by Tony J. Christianson and Gordon Stofer, its managing partners, who share voting and investment power with respect to the shares beneficially owned by Cherry Tree Ventures IV, L.P. The general partner of Cherry Tree Core Growth Fund, L.L.L.P. is Cherry Tree Investments, LLC. Cherry Tree Investments, LLC is controlled by Tony J. Christianson and Gordon Stofer, its managing members, who share voting and investment power with respect to the shares beneficially owned by Cherry Tree Core Growth Fund, L.L.L.P. The general partners of InfoPower, L.L.L.P. are Gordon Stofer and Adam Smith Companies, LLC. Adam Smith Companies, LLC. is controlled by Tony J. Christianson, its managing member. Gordon Stofer and Tony J. Christianson share voting and investment power with respect to the shares beneficially owned by InfoPower, L.L.L.P. Messrs. Christianson and Stofer disclaim beneficial ownership of such shares except to the extent of their pecuniary interest therein. The address of Cherry Tree Ventures IV, L.P., Cherry Tree Core Growth Fund, L.L.L.P. and InfoPower, L.L.L.P. is 301 Carlson Parkway, Suite 103, Minnetonka, MN 55305.

(e)	Consists of (1) 6,289 shares of common stock and 1,817,937 shares of common stock issuable upon conversion of preferred stock owned by TCV V, L.P.; and (2) 119 shares of common stock and 34,336 shares of common stock issuable upon conversion of preferred stock owned by TCV Member Fund, L.P. As described under “Certain Relationships and Related Transactions — Purchase of Shares in this Offering”, certain of the entities affiliated with Technology Crossover Ventures have expressed an interest in purchasing shares in this offering, although they are not committed to do so. In the event that any of the entities affiliated with Technology Crossover Ventures were to purchase shares in this offering, the information set forth in the table above under the headings “Shares Beneficially Owned After Offering” and “Shares Beneficially Owned After Over-Allotment Option” would be increased accordingly. The general partner of TCV V, L.P. and TCV Member Fund, L.P. is Technology Crossover Management V, L.L.C. (TCM V). The investment activities of TCM V are managed by Jon Q. Reynolds, Jr., a director of the company, Jay C. Hoag, Richard H. Kimball, John L. Drew, Henry J. Feinberg and William J.G. Griffith IV (collectively, the TCM Members), who share voting and investment power with respect to the shares beneficially owned by TCV V, L.P. and TCV Member Fund, L.P. TCM V and the TCM Members disclaim beneficial ownership of such shares except to the extent of their pecuniary interest therein. The address of TCV V, L.P. and TCV Member Fund, L.P. is 528 Ramona Street, Palo Alto, CA 94301.

(f)	Consists of (1) 224,820 shares of common stock issuable upon conversion of preferred stock owned by Putnam OTC & Emerging Growth Fund; and (2) 449,639 shares of common stock issuable upon conversion of preferred stock owned by TH Lee, Putnam Investment Trust — TH Lee, Putnam Emerging Opportunities Portfolio. The investment adviser of Putnam OTC & Emerging Growth Fund is Putnam Investment Management, LLC, which is a wholly owned subsidiary of Putnam, LLC, which is an indirectly owned subsidiary of Marsh & McLennan Companies, Inc., a company traded on the New York Stock Exchange. The investment adviser of TH Lee, Putnam Investment Trust — TH Lee, Putnam Emerging Opportunities Portfolio is TH Lee, Putnam Capital Management, LLC. TH Lee, Putnam Capital Management, LLC is

indirectly majority owned by Putnam, LLC, which is an indirectly owned subsidiary of Marsh & McLennan Companies, Inc., a company traded on the New York Stock Exchange. Marsh & McLennan Companies, Inc. and Putnam, LLC disclaim beneficial ownership of all such shares. The address for Putnam OTC & Emerging Growth Fund and TH Lee, Putnam Investment Trust — TH Lee, Putnam Emerging Opportunities Portfolio is One Post Office Square, Boston, MA 02109.

(g)	Consists of (1) 1,089 shares of common stock and 887,643 shares of common stock issuable upon conversion of preferred stock owned by Maveron Equity Partners 2000, L.P.; (2) 42 shares of common stock and 34,348 shares of common stock issuable upon conversion of preferred stock owned by Maveron Equity Partners 2000-B, L.P.; and (3) 161 shares of common stock and 125,908 shares of common stock issuable upon conversion of preferred stock owned by MEP 2000 Associates LLC. The general partner of Maveron Equity Partners 2000, L.P. and Maveron Equity Partners 2000-B, L.P. is Maveron General Partner 2000 LLC. Maveron General Partner 2000 LLC is controlled by Dan Levitan, Howard Schultz, and Debra Somberg, its managing partners, who share voting and investment power with respect to the shares beneficially owned by Maveron Equity Partners 2000, L.P. and Maveron Equity Partners 2000-B, L.P. The managing member of MEP 2000 Associates LLC is Maveron LLC. Maveron LLC is controlled by Dan Levitan, Howard Schultz, and Debra Somberg, its managing members, who share voting and investment power with respect to the shares beneficially owned by MEP 2000 Associates LLC. Mr. Levitan, Mr. Schultz, and Ms. Somberg disclaim beneficial ownership of such shares except to the extent of their pecuniary interest therein. The address for Maveron LLC is 505 Fifth Avenue South, Suite 600, Seattle, WA 98104.

(h)	Consists of (1) 750,000 shares of common stock issuable upon conversion of preferred stock owned by Insight-Salmon River LLC; (2) 24,308 shares of common stock owned by Insight Venture Partners IV, L.P.; (3) 272,222 shares of common stock issuable upon conversion of preferred stock owned by Salmon River Capital I LLC; (4) 146,018 shares of common stock issuable upon conversion of preferred stock owned by Salmon River CIP LLC; (5) 194 shares of common stock owned by Insight Venture Partners IV (Fund B), L.P.; (6) 2,997 shares of common stock owned by Insight Venture Partners IV (Co-Investors), L.P.; (7) 3,251 shares of common stock owned by Insight Venture Partners (Cayman) IV, L.P.; and (8) 25,736 shares of common stock issuable upon conversion of preferred stock owned by Salmon River Capital II, L.P. As described under “Certain Relationships and Related Transactions — Purchase of Shares in this Offering,” certain of the Salmon River and Insight entities have expressed an interest in purchasing shares in this offering, although they are not committed to do so. In the event that any of the Salmon River and Insight entities were to purchase shares in this offering, the information set forth in the table above under the headings “Shares Beneficially Owned After Offering” and “Shares Beneficially Owned After Over-Allotment Option” would be increased accordingly. The managing member of Insight-Salmon River LLC is Salmon River Capital LLC, and the non-managing members of Insight-Salmon River LLC are Insight Venture Partners IV, L.P., Insight Venture Partners IV (Fund B), L.P., Insight Venture Partners IV (Co-Investors), L.P., and Insight Venture Partners (Cayman) IV, L.P. (collectively, the Insight Partnerships). Salmon River Capital LLC, as managing member of Insight-Salmon River LLC, generally controls the voting power over the shares held by Insight-Salmon River LLC, but the Insight Partnerships have shared voting power with Salmon River Capital LLC over such shares with respect to certain matters. In addition, Salmon River Capital LLC and the Insight Partnerships have shared investment power over the shares held by Insight-Salmon River LLC. The managing member of Salmon River Capital LLC is S. Joshua Lewis, a director of the company. The general partner of the Insight Partnerships is Insight Venture Associates IV, LLC. The managing member of Insight Venture Associates IV, LLC is Insight Holdings Group, LLC. Insight Holdings Group, LLC is managed by its board of managers. Accordingly, Mr. Lewis, Insight Venture Associates IV, LLC, and Insight Holdings Group, LLC have shared voting and investment powers with respect to the shares beneficially owned by Insight-Salmon River LLC. The foregoing is not an admission by such persons that such persons are the beneficial owners of the shares held by Insight-Salmon River LLC, and each disclaims beneficial ownership of such shares except to the extent of their pecuniary interest therein. Insight Venture Associates IV, LLC and Insight Holdings Group, LLC have voting and investment power with respect to the shares beneficially owned by the Insight Partnerships. The foregoing is not an admission by Insight Venture Associates IV, LLC or Insight Holdings Group, LLC that they are the beneficial owners of the shares held by the Insight Partnerships, and each disclaims beneficial ownership of such shares except to the extent of their pecuniary interest therein. The managing member of Salmon River Capital I LLC and Salmon River CIP LLC is Salmon River Capital LLC. The managing member of Salmon River Capital LLC is Mr. Lewis. Mr. Lewis has voting and investment powers with respect to the shares beneficially owned by Salmon River Capital I LLC and Salmon River CIP LLC. The foregoing is not an admission by Mr. Lewis that he is the beneficial owner of the shares held by Salmon River Capital I LLC and Salmon River CIP LLC, and Mr. Lewis disclaims beneficial ownership of such shares except to the extent of his pecuniary interest therein. The general partner of Salmon River Capital II, L.P. is Salmon River Capital GP, LLC. The sole member of Salmon River Capital GP, LLC is Mr. Lewis. Accordingly, Mr. Lewis has voting and investment powers with respect to the shares beneficially owned by Salmon River Capital II, L.P. The foregoing is not an admission by Mr. Lewis that he is the beneficial owner of the shares held by Salmon River Capital II, L.P., and Mr. Lewis disclaims beneficial ownership of such shares except to the extent of his pecuniary interest therein. The address for the Salmon River and Insight entities is 680 Fifth Avenue, 8th Floor, New York, NY 10019.

(i)	Consists of (1) 635,892 shares of common stock owned by Stephen G. Shank, 1,380,188 shares of common stock issuable upon conversion of preferred stock owned by Mr. Shank, and 163,300 shares of common stock underlying options that are exercisable within 60 days granted to Mr. Shank; (2) 75,202 shares of common stock controlled by Mary Shank Retzlaff, Mr. Shank’s daughter, as trustee of the Stephen G. Shank 2004 Grantor Retained Annuity Trust; (3) 39,798 shares of common stock owned by Judith F. Shank, Mr. Shank’s wife, and 85,397 shares of common stock issuable upon conversion of preferred stock owned by Judith F. Shank; (4) 75,202 shares of common stock controlled by Susan Shank, Mr. Shank’s daughter, as trustee of the Judith F. Shank 2004 Grantor Retained Annuity Trust; and (5) 2,000 shares of common stock controlled by Susan Shank, as trustee of the Emma Jia Chen Retzlaff 2004 Irrevocable Trust.

(j)	Includes 4,496 shares of common stock issuable upon conversion of preferred stock and 101,885 shares of common stock underlying options, that are exercisable within 60 days, granted to Dr. Offerman.

(k)	Consists of 54,123 shares underlying options, that are exercisable within 60 days, granted to Ms. Martin.

(l)	Includes 6,744 shares of common stock issuable upon conversion of preferred stock and 127,232 shares of common stock underlying options, that are exercisable within 60 days, granted to Mr. Schroeder.

(m)	Consists of 17,500 shares of common stock underlying options, that are exercisable within 60 days, granted to Mr. Henkel.

(n)	Consists of (1) 750,000 shares of common stock issuable upon conversion of preferred stock owned by Insight-Salmon River LLC; (2) 272,222 shares of common stock issuable upon conversion of preferred stock owned by Salmon River Capital I LLC; (3) 146,018 shares of common stock issuable upon conversion of preferred stock owned by Salmon River CIP LLC; (4) 25,736 shares of common stock issuable upon conversion of preferred stock owned by Salmon River Capital II, L.P.; (5) 10,235 shares of common stock issuable upon conversion of preferred stock owned by S. Joshua Lewis; and (6) 12,500 shares of common stock underlying options that are exercisable within 60 days granted to S. Joshua Lewis. The managing member of Insight-Salmon River LLC is Salmon River Capital LLC, and the non-managing members of Insight-Salmon River LLC are Insight Venture Partners IV, L.P., Insight Venture Partners IV (Fund B), L.P., Insight Venture Partners IV (Co-Investors), L.P., and Insight Venture Partners (Cayman) IV, L.P. (collectively, the Insight Partnerships). Salmon River Capital LLC, as managing member of Insight-Salmon River LLC, generally controls the voting power over the shares held by Insight-Salmon River LLC, but the Insight Partnerships have shared voting power with Salmon River Capital LLC over such shares with respect to certain matters. In addition, Salmon River Capital LLC and the Insight Partnerships have shared investment power over the shares held by Insight-Salmon River LLC. The managing member of Salmon River Capital LLC is S. Joshua Lewis. The general partner of the Insight Partnerships is Insight Venture Associates IV, LLC. The managing member of Insight Venture Associates IV, LLC is Insight Holdings Group, LLC. Insight Holdings Group, LLC is managed by its board of managers. Accordingly, Mr. Lewis, Insight Venture Associates IV, LLC, and Insight Holdings Group, LLC have shared voting and investment powers with respect to the shares beneficially owned by Insight-Salmon River LLC. The foregoing is not an admission by such persons that such persons are the beneficial owners of the shares held by Insight-Salmon River LLC, and each disclaims beneficial ownership of such shares except to the extent of their pecuniary interest therein. The managing member of Salmon River Capital I LLC and Salmon River CIP LLC is Salmon River Capital LLC. The managing member of Salmon River Capital LLC is Mr. Lewis. Mr. Lewis has voting and investment powers with respect to the shares beneficially owned by Salmon River Capital I LLC and Salmon River CIP LLC. The foregoing is not an admission by Mr. Lewis that he is the beneficial owner of the shares held by Salmon River Capital I LLC and Salmon River CIP LLC, and Mr. Lewis disclaims beneficial ownership of such shares except to the extent of his pecuniary interest therein. The general partner of Salmon River Capital II, L.P. is Salmon River Capital GP, LLC. The sole member of Salmon River Capital GP, LLC is Mr. Lewis. Accordingly, Mr. Lewis has voting and investment powers with respect to the shares beneficially owned by Salmon River Capital II, L.P. The foregoing is not an admission by Mr. Lewis that he is the beneficial owner of the shares held by Salmon River Capital II, L.P., and Mr. Lewis disclaims beneficial ownership of such shares except to the extent of his pecuniary interest therein.

(o)	Consists of 2,500 shares underlying options, that are exercisable within 60 days, granted to Ms. Miller.

(p)	Consists of (1) 41,275 shares of common stock controlled by James A. Mitchell, as trustee of the James A. Mitchell Trust; and (2) 18,500 shares of common stock underlying options, that are exercisable within 60 days, granted to Mr. Mitchell.

(q)	Consists of 8,992 shares of common stock issuable upon conversion of preferred stock and 13,000 shares of common stock underlying options, that are exercisable within 60 days, granted to Mr. Smith.

(r)	Consists of 5,000 shares underlying options, that are exercisable within 60 days, granted to Mr. Taylor.

(s)	Consists of 12,500 shares of common stock underlying options, that are exercisable within 60 days, granted to Mr. Tukua.

(t)	No options exercisable within 60 days.

(u)	Consists of 73,040 shares of common stock owned by Mr. Chiu.

(v)	Consists of (1) 117,941 shares of common stock owned by Mr. Francis, and (2) 1,875 shares of common stock underlying options, that are exercisable within 60 days, granted to Mr. Francis.

(w)	Consists of 25,000 shares of common stock owned by Rotherwood Investments, LLC. The president of Rotherwood Investments, LLC, Greg Nelson, has voting and investment power with respect to the shares of common stock owned by Rotherwood Investments, LLC.

DESCRIPTION OF CAPITAL STOCK
      We are authorized to issue 100,000,000 shares of common stock, $0.10 par value per share, and 12,945,071 shares of preferred stock.
      Upon completion of this offering, our authorized capital stock will consist of 100,000,000 shares of common stock, $0.01 par value per share, and 10,000,000 shares of undesignated capital stock. No shares of preferred stock will be issued or outstanding. Each outstanding share of our common stock will be validly issued, fully paid and non-assessable. In addition, 2,254,743 shares of our common stock will be reserved for issuance upon exercise of outstanding options.
      The following description of the material provisions of our capital stock and our amended and restated articles of incorporation, amended and restated bylaws and other agreements with and among our shareholders is only a summary, does not purport to be complete and is qualified by applicable law and the full provisions of our amended and restated articles of incorporation, amended and restated bylaws and other agreements. You should refer to our amended and restated articles of incorporation, amended and restated bylaws and related agreements as in effect upon the closing of this offering, which are included as exhibits to the registration statement of which this prospectus is a part.
Common Stock
      As of September 30, 2006, and including the conversion of all outstanding convertible and redeemable convertible preferred stock into common stock, there were 11,733,630 shares of common stock outstanding, held of record by approximately 137 persons.
      Voting Rights. Holders of common stock are entitled to one vote per share on any matter to be voted upon by shareholders. All shares of common stock rank equally as to voting and all other matters. The shares of common stock have no preemptive or conversion rights, no redemption or sinking fund provisions, are not liable for further call or assessment and are not entitled to cumulative voting rights.
      Dividend Rights. Subject to the prior rights of holders of preferred stock, for as long as such stock is outstanding, the holders of common stock are entitled to receive ratably any dividends when and as declared from time to time by the board of directors out of funds legally available for dividends. Other than the special dividend to be paid to existing shareholders upon consummation of this offering (as described elsewhere in this prospectus), we do not anticipate paying cash dividends on the common stock in the foreseeable future.
      Liquidation Rights. Upon a liquidation or dissolution of our company, whether voluntary or involuntary, creditors and holders of our preferred stock with preferential liquidation rights will be paid before any distribution to holders of our common stock. After such distribution, holders of common stock are entitled to receive a pro rata distribution per share of any excess amount.
Preferred Stock
      Upon completion of the offering, all of our issued and outstanding Class A preferred stock, Class B preferred stock, Class D preferred stock, Class E preferred stock and Class G preferred stock will convert into an aggregate of 9,178,110 shares of common stock. All shares of our Class F preferred stock were exchanged for shares of Class G preferred stock when we issued our Class G preferred stock. In addition, in May 2001, we redeemed all 54,929 outstanding shares of our Class C preferred stock for an aggregate consideration of $164,787 as provided in our articles of incorporation. The conversion of our issued and outstanding preferred stock into common stock will occur at the applicable conversion price of each class of preferred stock as provided in our articles of incorporation.
Undesignated Capital Stock
      Under our amended and restated articles of incorporation, which will be effective upon the completion of this offering, the board of directors has authority to issue the undesignated stock without shareholder approval. The board of directors may also determine or alter for each class of stock the voting powers, designations, preferences, and special rights, qualifications, limitations or restrictions as permitted by law. The board of directors may authorize the issuance of preferred stock with voting or conversion rights that could adversely affect the voting power or other rights of the holders of the common stock. Issuing preferred stock provides flexibility in connection with possible acquisitions and other corporate purposes, but could also, among other things, have the effect of delaying, deferring or preventing a change in control of our company and may adversely affect the market price of our common stock and the voting and other rights of the holders of common stock.
Registration and Other Rights
      As of September 30, 2006, the holders of 5,143,208 shares of common stock (including 4,876,882 shares of common stock issuable upon conversion of our preferred stock) will be entitled to certain rights with respect to the registration of these shares under the Securities Act of 1933.
      We entered into a second amended and restated investor rights agreement with certain holders of our Class E preferred stock and Class G preferred stock on January 22, 2003. Pursuant to the second amended and restated investor rights agreement, certain holders of our Class E preferred stock and Class G preferred stock and any holder or holders of shares of our common stock equal to at least 10% of the shares of Class E preferred stock originally issued have the right, at any time six months after the completion of our initial public offering, to demand that we file a registration statement covering the offer and sale of the registrable shares so long as the registrable shares have an aggregate offering price of at least $1,000,000. We are obligated to effect up to two such registrations for certain shareholders. If we are eligible to file a registration on Form S-3, certain shareholders may request such registration, so long as the aggregate offering price of the shares will be at least $1,000,000. We are not obligated to register the eligible shares on Form S-3 on more than three occasions. In addition, certain shareholders have piggyback rights, which may require us to include their shares in our registration statement. The holders’ rights to request inclusion of shares in a registration statement are subject to the right of the underwriters of the offering to reduce the number of shares included if, in the good faith judgment of the underwriters, inclusion of the shares would jeopardize the success of the offering. The registrable shares covered under the investor rights agreement will cease to be registrable under the agreement (a) when such registrable shares are sold pursuant a registration statement, Section 4(1) of the Securities Act, or Rule 144 under the Securities Act, (b) at such time as such registrable shares are eligible for sale under Rule 144(k) of the Securities Act or (c) when such registrable shares are sold and/or transferred not in accordance with the transfer provisions of the agreement. Of the total 4,876,882 registrable shares covered under the agreement, 747,936 registrable shares are currently held by non-affiliates of the company and 4,128,946 shares are currently held by persons who may be deemed to be our affiliates. We have agreed to pay all expenses of the registration, excluding fees and expenses of holder’s counsel and any underwriting or selling commissions.
      We issued and sold 135,088 shares of our common stock on May 9, 2005, and we issued and sold 131,238 shares of our common stock on June 14, 2005, in each case to Legg Mason Wood Walker, Incorporated pursuant to the terms of warrants issued to Legg Mason Wood Walker in 1998 and 2000. Under each warrant, Legg Mason Wood Walker has certain piggyback registration rights, which may require us to include the shares of our common stock issued to Legg Mason Wood Walker in our registration statement. Legg Mason Wood Walker’s rights to request inclusion of shares in a registration statement are subject to the right of the underwriters of the offering to reduce the number of shares included if, in the good faith judgment of the underwriters, inclusion of the shares would jeopardize the success of the offering. The piggyback registration rights under the 1998 warrant terminate on June 30, 2007, and the piggyback registration rights under the 2000 warrant terminate on the earlier of (1) June 30, 2007, (2) any public sale of such warrant securities pursuant to a registration statement, Section 4(1) or Rule 144 of the Securities Act, (3) the time at which the warrant securities are eligible for sale under Rule 144 without volume limits or (4) a violation of the transfer provisions. We have agreed to pay all expenses of the registration, excluding fees and expenses of holder’s counsel and any underwriting or selling commissions.
Provisions of Minnesota Law and Our Articles and Bylaws with Anti-Takeover Implications
      In connection with this offering, we intend to amend and restate our articles of incorporation. Certain provisions of Minnesota law, our amended and restated articles of incorporation and our amended and restated bylaws may be deemed to have an anti-takeover effect or may delay, deter or prevent a tender offer or takeover attempt that a shareholder might consider in the shareholder’s best interests, including those attempts that might result in a premium being paid over the market price for the shares held by a shareholder.

Minnesota Law
      Control Share Acquisitions. We have opted not to be governed by the provisions of Section 302A.671 of the Minnesota Statutes. Section 302A.671 applies, with certain exceptions, to any acquisition of a corporation’s voting stock from a person other than the corporation, and other than in connection with certain mergers and exchanges to which the corporation is a party, that results in the acquiring person owning 20% or more of the corporation’s voting stock then outstanding. Similar triggering events occur at the one-third and majority ownership levels. Section 302A.671 requires approval of the granting of voting rights for the shares received pursuant to any such acquisitions by a majority vote of a corporation’s shareholders, excluding interested shares. In general, shares acquired without this approval are denied voting rights and can be called for redemption at their then fair market value by the corporation within 30 days after the acquiring person has failed to deliver a timely information statement to the corporation or the date the shareholders voted not to grant voting rights to the acquiring person’s shares.
      Business Combinations. We are subject to the provisions of Section 302A.673 of the Minnesota Statutes. Section 302A.673 generally prohibits any business combination by a corporation, or any of its subsidiaries, with an interested shareholder, which means any shareholder that purchases 10% or more of the corporation’s voting shares within four years following the date the person became an interested shareholder’s, unless the business combination is approved by a committee composed solely of one or more disinterested members of the corporation’s board of directors before the date the person became an interest shareholder.
      Takeover Offer. We are subject to the provisions of Section 302A.675 of the Minnesota Statutes. Section 302A.675 generally prohibits an offeror from acquiring shares of a publicly held Minnesota corporation within two years following the offeror’s last purchase of the corporation’s shares pursuant to a takeover offer with respect to that class of shares, unless the corporation’s shareholders are able to sell their shares to the offeror upon substantially equivalent terms as those provided in the earlier takeover offer. This statute will not apply if the acquisition of shares is approved by a committee composed solely of one or more disinterested members of our board of directors before the purchase of any shares by the offeror pursuant to a takeover offer.
      Power to Acquire Shares. We are subject to the provisions of Section 302A.553, subdivision 3, of the Minnesota Statutes. Section 302A.553, subdivision 3, prohibits a corporation from purchasing any voting shares owned for less than two years from a holder of more than 5% of its outstanding voting stock for more than the market value of the shares. Exceptions to this provision are provided if the share purchase is approved by a majority of the corporation’s shareholders or if the corporation makes a repurchase offer of equal or greater value to all shareholders.

Articles of Incorporation and Bylaws
      Our amended and restated articles of incorporation, which will be effective upon the completion of this offering, will provide that the holders of our capital stock do not have cumulative voting rights or preemptive rights. Our amended and restated articles of incorporation also will provide that the board of directors has the power to issue any or all of the shares of undesignated capital stock, including the authority to establish one or more series and to fix the powers, preferences, rights and limitations of such class or series, without seeking shareholder approval. The board of directors may authorize the issuance of preferred stock with voting or conversion rights that could adversely affect the voting power or other rights of the holders of the common stock. Issuing preferred stock provides flexibility in connection with possible acquisitions and other corporate purposes, but could also, among other things, have the effect of delaying, deferring or preventing a change in control of our company and may adversely affect the market price of our common stock and the voting and other rights of the holders of common stock.
      Our amended and restated bylaws provide that:

•	any vacancy on the board of directors, however occurring, including a vacancy resulting from an enlargement of the board, may only be filled by vote of a majority of the directors then in office;

•	any action required or permitted to be taken by the shareholders at a regular meeting or special meeting of shareholders may only be taken if it is properly brought before such meeting;

•	special meetings of the shareholders may only be called by our chief executive officer, chief financial officer, our board of directors, any two or more members of our board of directors or holders of at least 10% of the voting power of all shares then entitled to vote, provided that any special meeting called by one or more shareholders to take action concerning a proposed business combination may be called only by holders of at least 25% of the voting power of all shares then entitled to vote; and

•	in order for any matter to be considered properly brought before a meeting, a shareholder must comply with requirements to provide advance notice to us.
      The limitation on the filling of vacancies on the board of directors could make it difficult for a third party to acquire, or discourage a third party from seeking to acquire, control of us. The provisions relating to shareholder meetings could delay until the next shareholders’ meeting shareholder actions that are favored by the holders of a significant amount of shares of our outstanding voting stock.
Limitations of Director Liability
      Our amended and restated articles of incorporation will limit personal liability for breach of the fiduciary duty of our directors to the fullest extent provided by Minnesota law. Such provisions eliminate the personal liability of directors for damages occasioned by breach of fiduciary duty, except for liability based on the director’s duty of loyalty to us or our shareholders, liability for acts or omissions not made in good faith, liability for acts or omissions involving intentional misconduct or knowing violation of law, liability based on payments of improper dividends, liability based on a transaction from which the director derives an improper personal benefit, liability based on violation of state securities laws, and liability for acts occurring prior to the date such provision was added. Any amendment to or repeal of such provisions will not adversely affect any right or protection of a director for or with respect to any acts or omissions of such director occurring prior to such amendment or repeal.
Indemnification of Directors, Officers and Employees
      Our amended and restated bylaws provide that we will, under certain circumstances and subject to certain limitations, indemnify any of our directors, officers or employees made or threatened to be made a party to a proceeding by reason of that director’s, officer’s or employee’s former or present official capacity with us against judgments, penalties, fines, settlements and reasonable expenses. Any such director, officer or employee is also entitled, subject to certain limitations, to payment or reimbursement of reasonable expenses in advance of the final disposition of the proceeding.
The Nasdaq Stock Market, Inc.
      We have applied to have our common stock listed on The Nasdaq Stock Market, Inc. under the symbol “CPLA.”
Transfer Agent and Registrar
      The transfer agent and registrar for our common stock is Wells Fargo Bank, National Association.

SHARES ELIGIBLE FOR FUTURE SALE
      Prior to this offering, there was no market for our common stock. We can make no predictions as to the effect, if any, that sales of shares or the availability of shares for sale will have on the market price prevailing from time to time. Nevertheless, sales of significant amounts of our common stock in the public market, or the perception that those sales may occur, could adversely affect prevailing market prices and impair our future ability to raise capital through the sale of our equity at a time and price we deem appropriate.
      Upon the completion of this offering, based upon the number of shares of our common stock outstanding as of September 30, 2006, and assuming the conversion of all outstanding shares of our preferred stock into 9,178,097 shares of our common stock upon the completion of this offering, we will have                     shares (or in the event the underwriter’s over-allotment option is exercised,                     shares) of our common stock outstanding. Of these shares,                     shares (or in the event the underwriter’s over-allotment option is exercised,  shares) of our common stock sold in this offering will be freely tradable without restriction under the Securities Act, except for any shares of our common stock purchased by our “affiliates”, as that term is defined in Rule 144 under the Securities Act of 1933, which would be subject to the limitations and restrictions described below.
      The remaining                     shares of our common stock outstanding upon completion of this offering are deemed “restricted shares,” as that term is defined under Rule 144 of the Securities Act.
      Restricted securities may be sold in the public market only if registered or if they qualify for an exemption from registration under Rule 144, 144(k) or 701 under the Securities Act, which rules are described below.
      The restricted shares and the shares held by our affiliates will be available for sale in the public market as follows:

•	shares will be eligible for immediate sale on the date of this prospectus because such shares may be sold pursuant to Rule 144(k);

•	shares will be eligible for sale at various times beginning 90 days after the date of this prospectus pursuant to Rules 144, 144(k) and 701; and

•	shares subject to the lock-up agreements will be eligible for sale at various times beginning 180 days after the date of this prospectus pursuant to Rules 144, 144(k) and 701.
      As described under “Certain Relationships and Related Transactions — Purchase of Shares in this Offering,” certain of the entities affiliated with Technology Crossover Ventures and certain of the Salmon River and Insight entities have expressed an interest in purchasing shares in this offering, although they are not committed to do so. If any of the entities affiliated with Technology Crossover Ventures or any of the Salmon River and Insight entities place orders for shares, the underwriters expect to sell up to an aggregate of                     shares to them in this offering. Any shares purchased in this offering by the entities affiliated with Technology Crossover Ventures and the Salmon River and Insight entities would be subject to the lock-up agreements entered into with the underwriters and, accordingly, would be eligible for sale at various times beginning 180 days after the date of this prospectus.
Rule 144
      In general, under Rule 144 as currently in effect, a person, or persons whose shares must be aggregated, who has beneficially owned restricted shares of our common stock for at least one year is entitled to sell within any three-month period a number of shares that does not exceed the greater of the following:

•	one percent of the number of shares of common stock then outstanding, which will equal approximately shares immediately after this offering, or

•	the average weekly trading volume of our common stock on The Nasdaq Stock Market, Inc. during the four calendar weeks preceding the date of filing of a notice on Form 144 with respect to the sale.
      Sales under Rule 144 are also generally subject to certain manner of sale provisions and notice requirements and to the availability of current public information about us.
Rule 144(k)
      Under Rule 144(k), a person, or persons whose shares must be aggregated, who is not deemed to have been one of our affiliates at any time during the 90 days preceding a sale and who has beneficially owned the shares proposed to be sold for at least two years would be entitled to sell the shares under Rule 144(k) without complying with the manner of sale, public information, volume limitations or notice or public information requirements of Rule 144. Therefore, unless otherwise restricted, the shares eligible for sale under Rule 144(k) may be sold immediately upon the completion of this offering.
Rule 701
      Certain of our current and former directors, employees and consultants who acquired their shares in connection with awards pursuant to our 1993, 1999 and 2005 stock incentive plans, each of which is a written compensatory plan, are entitled to rely on the resale provisions of Rule 701 under the Securities Act of 1933. Under Rule 701, these shareholders, whether or not they are our affiliates, are permitted to sell the shares subject to Rule 701 without having to comply with the Rule 144 holding period restrictions, in each case commencing 90 days after the date of this prospectus. In addition, non-affiliates may sell their Rule 701 shares without complying with the volume, notice or public information requirements of Rule 144 describe above.
Registration on Form S-8
      We intend to file registration statements on Form S-8 under the Securities Act of 1933 to register shares of common stock issuable under our 1993, 1999 and 2005 stock incentive plans and under our ESPP. These registration statements are expected to be filed shortly after the date of this prospectus and will be effective upon filing. As a result, after the effective date of these Form S-8 registration statements, shares issued pursuant to our 1993, 1999 and 2005 stock incentive plans, including upon the exercise of stock options, and shares issued under our ESPP will be eligible for resale in the public market without restriction, subject to Rule 144 limitations applicable to affiliates described above and the lock-up agreements described below.
      As of September 30, 2006:

•	125,783 shares of common stock were reserved pursuant to our 1993 Plan for future issuance in connection with the exercise of outstanding options previously awarded under this plan, and options with respect to 125,783 shares had vested;

•	1,056,357 shares of common stock were reserved pursuant to our 1999 Plan for future issuance in connection with the exercise of outstanding options previously awarded under this plan, and options with respect to 761,738 shares had vested;

•	1,072,603 shares of common stock were reserved pursuant to our 2005 Plan for future issuance in connection with the exercise of outstanding options previously awarded under this plan, and options with respect to 73,502 shares had vested; and

•	450,000 shares of common stock were reserved pursuant to our ESPP for future employee purchases under this plan.

Lock-Up Agreements
      For a description of the lock-up agreements with the underwriters that restrict sales of shares by us, or directors and executive officers and certain of our other employees and shareholders, see the information under the heading “Underwriting.”
Registration Rights
      For a description of registration rights with respect to our common stock, see the information under the heading titled “Description of Capital Stock — Registration and Other Rights.”

U.S. FEDERAL TAX CONSEQUENCES
TO NON-U.S. HOLDERS OF COMMON STOCK
      The following is a general discussion of the material U.S. federal income and estate tax consequences to non-U.S. Holders with respect to the acquisition, ownership and disposition of our common stock. In general, a “Non-U.S. Holder” is any holder of our common stock other than the following:

•	a citizen or resident of the United States, including an alien individual who is a lawful permanent resident of the United States or meets the “substantial presence” test under section 7701(b)(3) of the Internal Revenue Code;

•	a corporation (or an entity treated as a corporation) created or organized in the United States or under the laws of the United States, any state thereof, or the District of Columbia;

•	an estate, the income of which is subject to U.S. federal income tax regardless of its source; or

•	a trust, if a U.S. court can exercise primary supervision over the administration of the trust and one or more U.S. persons can control all substantial decisions of the trust, or certain other trusts that have a valid election to be treated as a U.S. person in effect.
      This discussion is based on current provisions of the Internal Revenue Code, Treasury Regulations promulgated under the Internal Revenue Code, judicial opinions, published positions of the Internal Revenue Service, and all other applicable authorities, all of which are subject to change, possibly with retroactive effect. This discussion does not address all aspects of U.S. federal income and estate taxation or any aspects of state, local, or non-U.S. taxation, nor does it consider any specific facts or circumstances that may apply to particular Non-U.S. Holders that may be subject to special treatment under the U.S. federal income tax laws, such as insurance companies, tax-exempt organizations, financial institutions, brokers, dealers in securities, and U.S. expatriates. If a partnership is a beneficial owner of our common stock, the treatment of a partner in the partnership will generally depend upon the status of the partner and the activities of the partnership. This discussion assumes that the Non-U.S. Holder will hold our common stock as a capital asset, generally property held for investment.
      Prospective investors are urged to consult their tax advisors regarding the U.S. federal, state, local, and non-U.S. income and other tax considerations of acquiring, holding and disposing of shares of common stock.
Dividends
      In general, dividends paid to a Non-U.S. Holder will be subject to U.S. withholding tax at a rate equal to 30% of the gross amount of the dividend, or a lower rate prescribed by an applicable income tax treaty, unless the dividends are effectively connected with a trade or business carried on by the Non-U.S. Holder within the United States. Under applicable Treasury Regulations, a Non-U.S. Holder will be required to satisfy certain certification requirements, generally on IRS Form W-8BEN, directly or through an intermediary, in order to claim a reduced rate of withholding under an applicable income tax treaty. If tax is withheld in an amount in excess of the amount applicable under an income tax treaty, a refund of the excess amount may generally be obtained by filing an appropriate claim for refund with the IRS.
      Dividends that are effectively connected with such a U.S. trade or business generally will not be subject to U.S. withholding tax if the Non-U.S. Holder files the required forms, including IRS Form W-8ECI, or any successor form, with the payor of the dividend, but instead generally will be subject to U.S. federal income tax on a net income basis in the same manner as if the Non-U.S. Holder were a resident of the United States. A corporate Non-U.S. Holder that receives effectively connected dividends may be subject to an additional branch profits tax at a rate of 30%, or a lower rate prescribed by an applicable income tax treaty with respect to effectively connected dividends (subject to adjustment).

Gain on Sale or Other Disposition of Common Stock
      In general, a Non-U.S. Holder will not be subject to U.S. federal income tax on any gain realized upon the sale or other taxable disposition of the Non-U.S. Holder’s shares of common stock unless:

•	the gain is effectively connected with a trade or business carried on by the Non-U.S. Holder within the United States, in which case the branch profits tax discussed above may also apply if the Non-U.S. Holder is a corporation; and

•	the Non-U.S. Holder is an individual who holds shares of common stock as capital assets and is present in the United States for 183 days or more in the taxable year of disposition and various other conditions are met.
Information Reporting and Backup Withholding
      Generally, we must report annually to the IRS the amount of dividends paid, the name and address of the recipient, and the amount, if any, of tax withheld. A similar report is sent to the recipient. These information reporting requirements apply even if withholding was not required because the dividends were effectively connected dividends or withholding was reduced by an applicable income tax treaty. Under tax treaties or other agreements, the IRS may make its reports available to tax authorities in the recipient’s country of residence.
      Payments made to a Non-U.S. Holder that is not an exempt recipient generally will be subject to backup withholding, currently at a rate of 28%, unless a Non-U.S. Holder certifies as to its foreign status, which certification may be made on IRS Form W-8BEN.
      Proceeds from the disposition of common stock by a Non-U.S. Holder effected by or through a United States office of a broker will be subject to information reporting and backup withholding, currently at a rate of 28% of the gross proceeds, unless the Non-U.S. Holder certifies to the payor under penalties of perjury as to, among other things, its address and status as a Non-U.S. Holder or otherwise establishes an exemption. Generally, United States information reporting and backup withholding will not apply to a payment of disposition proceeds if the transaction is effected outside the United States by or through a non-U.S. office of a broker. However, if the broker is, for U.S. federal income tax purposes, a U.S. person, a controlled foreign corporation, a foreign person who derives 50% or more of its gross income for specified periods from the conduct of a U.S. trade or business, specified U.S. branches of foreign banks or insurance companies or a foreign partnership with various connections to the United States, information reporting but not backup withholding will apply unless:

•	the broker has documentary evidence in its files that the holder is a Non-U.S. Holder and other conditions are met; or

•	the holder otherwise establishes an exemption.
      Backup withholding is not an additional tax. Rather, the amount of tax withheld is applied to the U.S. federal income tax liability of persons subject to backup withholding. If backup withholding results in an overpayment of U.S. federal income taxes, a refund may be obtained, provided the required documents are filed with the IRS.
Estate Tax
      Our common stock owned or treated as owned by an individual who is not a citizen or resident of the United States (as specifically defined for U.S. federal estate tax purposes) at the time of death will be includible in the individual’s gross estate for U.S. federal estate tax purposes, unless an applicable estate tax treaty provides otherwise.

UNDERWRITING
      Under the terms and subject to the conditions contained in an underwriting agreement dated                     , 2006, we have agreed to sell to the underwriters named below, for whom Credit Suisse Securities (USA) LLC is acting as the representative, the following respective numbers of shares of common stock:

Number of
Underwriter	Shares

Credit Suisse Securities (USA) LLC
Banc of America Securities LLC
Piper Jaffray & Co.
Stifel, Nicolaus & Company, Incorporated

Total

      The underwriting agreement provides that the underwriters are obligated to purchase all the shares of common stock in the offering if any are purchased, other than those shares covered by the over-allotment option described below. The underwriting agreement also provides that if an underwriter defaults, the purchase commitments of non-defaulting underwriters may be increased or the offering may be terminated.
      We have granted to the underwriters a 30-day option to purchase on a pro rata basis up to                     additional shares from us at the initial public offering price less the underwriting discounts and commissions. The option may be exercised only to cover any over-allotments of common stock.
      The underwriters propose to offer the shares of common stock initially at the public offering price on the cover page of this prospectus and to selling group members at that price less a selling concession of $           per share. After the initial public offering, the representative may change the public offering price and concession.
      The following table summarizes the compensation and estimated expenses we and the selling shareholders will pay:

	Per Share		Total

	Without	With	Without	With
	Over-allotment	Over-allotment	Over-allotment	Over-allotment

Underwriting Discounts and Commissions paid by us	$	$	$	$
Expenses payable by us	$	$	$	$
Underwriting Discounts and Commissions paid by selling shareholders	$	$	$	$
      The representative has informed us that it does not expect sales to accounts over which the underwriters have discretionary authority to exceed 5% of the shares of common stock being offered.
      We have agreed that we will not offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, or file with the Securities and Exchange Commission a registration statement under the Securities Act of 1933 relating to, any shares of our common stock or securities convertible into or exchangeable or exercisable for any shares of our common stock, or publicly disclose the intention to make any offer, sale, pledge, disposition or filing, without the prior written consent of Credit Suisse Securities (USA) LLC, for a period of 180 days after the date of this prospectus. However, in the event that either (1) during the last 17 days of the “lock-up” period, we release earnings results or material news or a material event relating to us occurs or (2) prior to the expiration of the “lock-up” period, we announce that we will release earnings results during the 16-day period beginning on the last day of the “lock-up” period, then in either case the expiration of the “lock-up” will be extended until the expiration of the 18-day period beginning on the date of the release of the earnings results or the occurrence of the material news or event, as applicable, unless Credit Suisse Securities (USA) LLC waives such extension in writing.

      Our officers and directors, the selling shareholders and certain of our other employees and shareholders have agreed that they will not offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, any shares of our common stock or securities convertible into or exchangeable or exercisable for any shares of our common stock, enter into a transaction that would have the same effect, or enter into any swap, hedge or other arrangement that transfers, in whole or in part, any of the economic consequences of ownership of our common stock, whether any of these transactions is to be settled by delivery of our common stock or other securities, in cash or otherwise, or publicly disclose the intention to make any offer, sale, pledge or disposition, or to enter into any transaction, swap, hedge or other arrangement, without, in each case, the prior written consent of Credit Suisse Securities (USA) LLC, for a period of 180 days after the date of this prospectus. However, in the event that either (1) during the last 17 days of the “lock-up” period, we release earnings results or material news or a material event relating to us occurs or (2) prior to the expiration of the “lock-up” period, we announce that we will release earnings results during the 16-day period beginning on the last day of the “lock-up” period, then in either case the expiration of the “lock-up” will be extended until the expiration of the 18-day period beginning on the date of the release of the earnings results or the occurrence of the material news or event, as applicable, unless Credit Suisse Securities (USA) LLC waives such extension in writing. However, the “lock-up” period will not be extended at any time at which our common stock are “actively traded securities,” as defined in Regulation M under the Securities and Exchange Act of 1934 and research reports under Rule 139 of the Securities Act may otherwise be issued with respect to the company.
      The underwriters have reserved for sale at the initial public offering price up to                      shares of our common stock for directors, employees and faculty of us and Capella University who have expressed an interest in purchasing common stock in the offering. The number of shares available for sale to the general public in the offering will be reduced to the extent these persons purchase the reserved shares. Any reserved shares not so purchased will be offered by the underwriters to the general public on the same terms as the other shares.
      We and the selling shareholders have agreed to indemnify the underwriters against liabilities under the Securities Act, or contribute to payments that the underwriters may be required to make in that respect.
      We have applied to have our common stock listed on The Nasdaq Stock Market, Inc. under the symbol “CPLA.”
      Certain of the underwriters and their respective affiliates have from time to time performed, and may in the future perform, various financial advisory, commercial banking and investment banking services for us and our affiliates in the ordinary course of business, for which they received, or will receive, customary fees and expenses.
      Prior to the offering, there has been no market for our common stock. The initial public offering price will be determined by negotiation between us and the underwriters and will not necessarily reflect the market price of the common stock following the offering. The principal factors that will be considered in determining the initial public offering price will include:

•	the information presented in this prospectus and otherwise available to the underwriters;

•	the history of and the prospectus for the industry in which we will compete;

•	the ability of our management;

•	the prospects for our future earning;

•	the present state of our development and our current financial condition;

•	the recent market prices of, and the demand for, publicly traded common stock of generally comparable companies; and

•	the general condition of the securities markets at the time of the offering.
      We offer no assurances that the initial public offering price will correspond to the price at which our common stock will trade in the public market subsequent to the offering or that an active trading market for the common stock will develop and continue after the offering.

      In connection with the offering the underwriters may engage in stabilizing transactions, over-allotment transactions, syndicate covering transactions and penalty bids in accordance with Regulation M under the Securities Exchange Act of 1934.

•	Stabilizing transactions permit bids to purchase the underlying security so long as the stabilizing bids do not exceed a specified maximum.

•	Over-allotment involves sales by the underwriters of shares in excess of the number of shares the underwriters are obligated to purchase, which creates a syndicate short position. The short position may be either a covered short position or a naked short position. In a covered short position, the number of shares over-allotted by the underwriters is not greater than the number of shares that they may purchase in the over-allotment option. In a naked short position, the number of shares involved is greater than the number of shares in the over-allotment option. The underwriters may close out any covered short position by either exercising their over-allotment option and/or purchasing shares in the open market.

•	Syndicate covering transactions involve purchases of the common stock in the open market after the distribution has been completed in order to cover syndicate short positions. In determining the source of shares to close out the short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the over-allotment option. If the underwriters sell more shares than could be covered by the over- allotment option, a naked short position, the position can only be closed out by buying shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there could be downward pressure on the price of the shares in the open market after pricing that could adversely affect investors who purchase in the offering.

•	Penalty bids permit the representative to reclaim a selling concession from a syndicate member when the common stock originally sold by the syndicate member is purchased in a stabilizing or syndicate covering transaction to cover syndicate short positions.
      These stabilizing transactions, syndicate covering transactions and penalty bids may have the effect of raising or maintaining the market price of our common stock or preventing or retarding a decline in the market price of the common stock. As a result the price of our common stock may be higher than the price that might otherwise exist in the open market. These transactions may be effected on The Nasdaq Stock Market, Inc. or otherwise and, if commenced, may be discontinued at any time.
      A prospectus in electronic format may be made available on the websites maintained by one or more of the underwriters, or selling group members, if any, participating in this offering and one or more of the underwriters participating in this offering may distribute prospectuses electronically. The representative may agree to allocate a number of shares to underwriters and selling group members for sale to their online brokerage account holders. Internet distributions will be allocated by the underwriters and selling group members that will make Internet distributions on the same basis as other allocations.
      As described under “Certain Relationships and Related Transactions — Purchase of Shares in this Offering,” certain of the entities affiliated with Technology Crossover Ventures and certain of the Salmon River and Insight entities have expressed an interest in purchasing shares in this offering. If any of the entities affiliated with Technology Crossover Ventures or any of the Salmon River and Insight entities place orders for shares, the underwriters expect to sell up to an aggregate of                shares to them in this offering. The entities affiliated with Technology Crossover Ventures collectively beneficially own approximately           % of our common shares immediately prior to this offering, and Jon Q. Reynolds, Jr., one of our directors, is a General Partner of Technology Crossover Ventures. The Salmon River and Insight entities collectively beneficially own approximately           % of our common shares immediately prior to this offering, and S. Joshua Lewis, one of our directors, is a principal of Salmon River Capital LLC and a special partner of Insight Venture Partners. The entities affiliated with Technology Crossover Ventures and the Salmon River and Insight entities are under no obligation to purchase any shares in this offering, and their interest in purchasing shares in this offering is not a commitment to do so.

NOTICE TO CANADIAN RESIDENTS
Resale Restrictions
      The distribution of the common stock in Canada is being made only on a private placement basis exempt from the requirement that we and the selling shareholders prepare and file a prospectus with the securities regulatory authorities in each province where trades of common stock are made. Any resale of the common stock in Canada must be made under applicable securities laws which will vary depending on the relevant jurisdiction, and which may require resales to be made under available statutory exemptions or under a discretionary exemption granted by the applicable Canadian securities regulatory authority. Purchasers are advised to seek legal advice prior to any resale of the common stock.
Representations of Purchasers
      By purchasing common stock in Canada and accepting a purchase confirmation a purchaser is representing to us, the selling shareholders and the dealer from whom the purchase confirmation is received that:

•	the purchaser is entitled under applicable provincial securities laws to purchase the common stock without the benefit of a prospectus qualified under those securities laws,

•	where required by law, that the purchaser is purchasing as principal and not as agent,

•	the purchaser has reviewed the text above under Resale Restrictions and

•	the purchaser acknowledges and consents to the provision of specified information concerning its purchase of the common stock to the regulatory authority that by law is entitled to collect the information.
Further details concerning the legal authority for this information is available on request.
Rights of Action — Ontario Purchasers Only
      Under Ontario securities legislation, certain purchasers who purchase a security offered by this prospectus during the period of distribution will have a statutory right of action for damages, or while still the owner of the common stock, for rescission against us and the selling shareholders in the event that this prospectus contains a misrepresentation without regard to whether the purchaser relied on the misrepresentation. The right of action for damages is exercisable not later than the earlier of 180 days from the date the purchaser first had knowledge of the facts giving rise to the cause of action and three years from the date on which payment is made for the common stock. The right of action for rescission is exercisable not later than 180 days from the date on which payment is made for the common stock. If a purchaser elects to exercise the right of action for rescission, the purchaser will have no right of action for damages against us or the selling shareholders. In no case will the amount recoverable in any action exceed the price at which the common stock was offered to the purchaser and if the purchaser is shown to have purchased the securities with knowledge of the misrepresentation, we and the selling shareholders will have no liability. In the case of an action for damages, we and the selling shareholders will not be liable for all or any portion of the damages that are proven to not represent the depreciation in value of the common stock as a result of the misrepresentation relied upon. These rights are in addition to, and without derogation from, any other rights or remedies available at law to an Ontario purchaser. The foregoing is a summary of the rights available to an Ontario purchaser. Ontario purchasers should refer to the complete text of the relevant statutory provisions.
Enforcement of Legal Rights
      All of our directors and officers as well as the experts named herein and the selling shareholders may be located outside of Canada and, as a result, it may not be possible for Canadian purchasers to effect service of process within Canada upon us or those persons. All or a substantial portion of our assets and the assets of those persons may be located outside of Canada and, as a result, it may not be possible to satisfy a judgment against us or those persons in Canada or to enforce a judgment obtained in Canadian courts against us or those persons outside of Canada.
Taxation and Eligibility for Investment
      Canadian purchasers of common stock should consult their own legal and tax advisors with respect to the tax consequences of an investment in the common stock in their particular circumstances and about the eligibility of the common stock for investment by the purchaser under relevant Canadian legislation.
LEGAL MATTERS
      The validity of the shares of common stock offered by this prospectus and other legal matters will be passed upon for us by Faegre & Benson LLP, Minneapolis, Minnesota. The underwriters have been represented by Cravath, Swaine & Moore LLP, New York, New York.
EXPERTS
      The consolidated financial statements and schedule of Capella Education Company at December 31, 2005 and 2004, and for each of the three years in the period ended December 31, 2005, appearing in this prospectus and registration statement have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their reports thereon appearing elsewhere herein, and are included in reliance upon such reports given on the authority of such firm as experts in accounting and auditing.
WHERE YOU CAN FIND MORE INFORMATION
      We have filed with the Securities and Exchange Commission a registration statement on Form S-1, which includes amendments and exhibits, under the Securities Act and the rules and regulations under the Securities Act of 1933 for the registration of common stock being offered by this prospectus. This prospectus, which constitutes a part of the registration statement, does not contain all the information that is in the registration statement and its exhibits and schedules. Certain portions of the registration statement have been omitted as allowed by the rules and regulations of the Securities and Exchange Commission. Statements in this prospectus which summarize documents are not necessarily complete, and in each case you should refer to the copy of the document filed as an exhibit to the registration statement. You may read and copy the registration statement, including exhibits and schedules filed with it, and reports or other information we may file with the Securities and Exchange Commission at the public reference facilities of the Securities and Exchange Commission at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. You may call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference rooms. In addition, the registration statement and other public filings can be obtained from the Securities and Exchange Commission’s Internet site at http://www.sec.gov.
      Upon completion of this offering, we will become subject to information and periodic reporting requirements of the Exchange Act of 1934, and we will file annual, quarterly and current reports, proxy statements and other information with the Securities and Exchange Commission.

CAPELLA EDUCATION COMPANY
INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Page

Report of Independent Registered Public Accounting Firm	F-2
Consolidated Balance Sheets as of December 31, 2004 and 2005, and September 30, 2006 (unaudited)	F-3
Consolidated Statements of Income for the years ended December 31, 2003, 2004 and 2005, and the nine months ended September 30, 2005 and 2006 (unaudited)	F-4
Consolidated Statement of Shareholders’ Equity (Deficit) for the years ended December 31, 2003, 2004 and 2005, and the nine months ended September 30, 2006 (unaudited)	F-5
Consolidated Statements of Cash Flows for the years ended December 31, 2003, 2004 and 2005, and the nine months ended September 30, 2005 and 2006 (unaudited)	F-6
Notes to Consolidated Financial Statements	F-7

Report of Independent Registered Public Accounting Firm
The Board of Directors and Shareholders
Capella Education Company
      We have audited the accompanying consolidated balance sheets of Capella Education Company (the Company) as of December 31, 2004 and 2005, and the related consolidated statements of income, shareholders’ equity (deficit), and cash flows for each of the three years in the period ended December 31, 2005. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
      We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
      In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Capella Education Company at December 31, 2004 and 2005, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2005, in conformity with U.S. generally accepted accounting principles.

Minneapolis, Minnesota
February 10, 2006, except for the Stock-Based Compensation disclosures in Note 11, as to which the date is May 18, 2006, basic earnings per share and related disclosures in Note 2 and Note 11, as to which the date is August 25, 2006, and Note 17, as to which the date is October 3, 2006.

Capella Education Company
Consolidated Balance Sheets

	As of December 31,
			As of
	2004	2005	September 30, 2006

			(Unaudited)
	(In thousands, except per share amounts)
ASSETS
Current assets:
Cash and cash equivalents	$5,480	$13,972	$6,976
Short-term marketable securities	44,500	58,161	70,458
Accounts receivable, net of allowance of $1,065 in 2004, $1,299 in 2005, and $1,182 in 2006	5,878	7,720	7,695
Prepaid expenses and other current assets	3,056	4,758	5,689
Deferred income taxes	1,398	1,243	1,242

Total current assets	60,312	85,854	92,060
Restricted cash	391	—	—
Property and equipment, net	12,126	19,559	26,409
Deferred income taxes	7,197	1,149	1,805

Total assets	$80,026	$106,562	$120,274

LIABILITIES, REDEEMABLE PREFERRED STOCK AND SHAREHOLDERS’ EQUITY (DEFICIT)
Current liabilities:
Accounts payable	$3,144	$4,222	$3,004
Accrued liabilities	12,253	17,223	19,103
Income taxes payable	140	—	2,601
Deferred revenue	6,526	8,044	9,422
Notes payable and current portion of capital lease obligations	314	2,647	481

Total current liabilities	22,377	32,136	34,611
Deferred rent	—	2,366	1,957
Capital lease obligations	8	—	9

Total liabilities	22,385	34,502	36,577
Redeemable preferred stock:
Class E Redeemable Convertible Preferred Stock, $0.01 par value:
Authorized shares – 2,596
Issued and outstanding shares – 2,596
Redemption value: $37,000	34,985	34,985	34,985
Class G Redeemable Convertible Preferred Stock, $0.01 par value:
Authorized shares – 2,185
Issued and outstanding shares – 2,185
Redemption value: $24,292	22,661	22,661	22,661

Total redeemable preferred stock	57,646	57,646	57,646
Shareholders’ equity (deficit):
Class A Convertible Preferred Stock, $1.00 par value:
Authorized shares – 3,000
Issued and outstanding shares – 2,810	2,810	2,810	2,810
Class B Convertible Preferred Stock, $2.50 par value:
Authorized shares – 1,180
Issued and outstanding shares – 460	1,150	1,150	1,150
Class D Convertible Preferred Stock, $4.50 par value:
Authorized shares – 1,022
Issued and outstanding shares – 1,022	4,600	4,600	4,600
Common stock, $0.10 par value:
Authorized shares – 100,000
Issued and outstanding shares – 2,074 in 2004, 2,431 in 2005, and 2,556 in 2006	208	243	255
Additional paid-in capital	5,166	9,308	13,189
Accumulated other comprehensive income (loss)	—	(8)	(2)
Retained earnings (accumulated deficit)	(13,939)	(3,689)	4,049

Total shareholders’ equity (deficit)	(5)	14,414	26,051

Total liabilities, redeemable preferred stock and shareholders’ equity (deficit)	$80,026	$106,562	$120,274

The accompanying notes are an integral part of these consolidated financial statements.

Capella Education Company
Consolidated Statements of Income

				Nine Months Ended
	Year Ended December 31,			September 30,

	2003	2004	2005	2005	2006

				(Unaudited)
	(In thousands, except per share amounts)
Revenues	$81,785	$117,689	$149,240	$107,321	$129,278
Costs and expenses:
Instructional costs and services	43,759	58,850	71,243	52,218	61,473
Selling and promotional	22,246	35,089	45,623	32,548	42,540
General and administrative	11,710	13,885	17,501	11,962	15,115

Total costs and expenses	77,715	107,824	134,367	96,728	119,128

Operating income	4,070	9,865	14,873	10,593	10,150
Other income, net	427	724	2,306	1,525	3,094

Income before income taxes	4,497	10,589	17,179	12,118	13,244
Income tax expense (benefit)	104	(8,196)	6,929	4,853	5,506

Net income	$4,393	$18,785	$10,250	$7,265	$7,738

Net income per common share:
Basic	$0.41	$1.68	$0.89	$0.64	$0.66

Diluted	$0.39	$1.62	$0.86	$0.61	$0.64

Weighted average number of common shares outstanding:
Basic	10,804	11,189	11,476	11,426	11,691

Diluted	11,154	11,599	11,975	11,950	12,021

The accompanying notes are an integral part of these consolidated financial statements.

Capella Education Company
Consolidated Statement of Shareholders’ Equity (Deficit)

	Class A		Class B		Class D
	Convertible		Convertible		Convertible						Accumulated	Retained
	Preferred Stock		Preferred Stock		Preferred Stock		Common Stock		Additional		Other	Earnings/
									Paid-In	Deferred	Comprehensive	(Accumulated		Comprehensive
	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount	Capital	Compensation	Income (Loss)	Deficit)	Total	Income

	(In thousands)
Balance at December 31, 2002	2,810	$2,810	460	$1,150	1,022	$4,600	1,548	$155	$2,193	$(41)	$—	$(37,117)	$(26,250)	$—
Exercise of stock options	—	—	—	—	—	—	176	17	789	—	—	—	806	—
Exercise of stock warrants	—	—	—	—	—	—	56	6	120	—	—	—	126	—
Issuance of common stock to the Employee Stock Ownership Plan	—	—	—	—	—	—	48	5	485	—	—	—	490	—
Amortization of deferred compensation	—	—	—	—	—	—	—	—	—	37	—	—	37	—
Employee Stock Ownership Plan distribution	—	—	—	—	—	—	(2)	—	(18)	—	—	—	(18)	—
Net income	—	—	—	—	—	—	—	—	—	—	—	4,393	4,393	4,393

Balance at December 31, 2003	2,810	2,810	460	1,150	1,022	4,600	1,826	183	3,569	(4)	—	(32,724)	(20,416)	$4,393

Exercise of stock options	—	—	—	—	—	—	205	21	837	—	—	—	858	—
Income tax benefits associated with stock-based compensation	—	—	—	—	—	—	—	—	150	—	—	—	150	—
Issuance of common stock to the Employee Stock Ownership Plan	—	—	—	—	—	—	47	4	637	—	—	—	641	—
Amortization of deferred compensation	—	—	—	—	—	—	—	—	—	4	—	—	4	—
Employee Stock Ownership Plan distribution	—	—	—	—	—	—	(4)	—	(27)	—	—	—	(27)	—
Net income	—	—	—	—	—	—	—	—	—	—	—	18,785	18,785	18,785

Balance at December 31, 2004	2,810	2,810	460	1,150	1,022	4,600	2,074	208	5,166	—	—	(13,939)	(5)	$18,785

Exercise of stock options	—	—	—	—	—	—	52	5	273	—	—	—	278	—
Exercise of stock warrants	—	—	—	—	—	—	271	27	3,012	—	—	—	3,039	—
Issuance of common stock to the Employee Stock Ownership Plan	—	—	—	—	—	—	46	4	924	—	—	—	928	—
Employee Stock Ownership Plan distribution	—	—	—	—	—	—	(12)	(1)	(279)	—	—	—	(280)	—
Issuance of restricted stock	—	—	—	—	—	—	3	—	50	(50)	—	—	—	—
Amortization of deferred compensation	—	—	—	—	—	—	—	—	—	19	—	—	19	—
Cancellation of restricted stock	—	—	—	—	—	—	(3)	—	(50)	31	—	—	(19)	—
Stock-based compensation		—	—	—	—	—	—	—	202	—	—	—	202	—
Income tax benefits associated with stock-based compensation	—	—	—	—	—	—	—	—	10	—	—	—	10	—
Unrealized loss on marketable securities		—	—	—	—	—	—	—	—	—	(8)	—	(8)	(8)
Net income	—	—	—	—	—	—	—	—	—	—	—	10,250	10,250	10,250

Balance at December 31, 2005	2,810	2,810	460	1,150	1,022	4,600	2,431	243	9,308	—	(8)	(3,689)	14,414	$10,242

Exercise of stock options (unaudited)	—	—	—	—	—	—	63	6	298	—	—	—	304	—
Repurchase of stock options (unaudited)	—	—	—	—	—	—	—	—	(412)	—	—	—	(412)	—
Stock-based compensation (unaudited)	—	—	—	—	—	—	—	—	2,720	—	—	—	2,720	—
Income tax benefits associated with stock-based compensation (unaudited)	—	—	—	—	—	—	—	—	46	—	—	—	46	—
Employee Stock Ownership Plan contribution (unaudited)	—	—	—	—	—	—	62	6	1,235	—	—	—	1,241	—
Employee Stock Ownership Plan distribution (unaudited)	—	—	—	—	—	—	—	—	(6)	—	—	—	(6)	—
Unrealized gain on marketable securities (unaudited)	—	—	—	—	—	—	—	—	—	—	6	—	6	6
Net Income (unaudited)	—	—	—	—	—	—	—	—	—	—	—	7,738	7,738	7,738

Balance at September 30, 2006 (unaudited)	2,810	$2,810	460	$1,150	1,022	$4,600	2,556	$255	$13,189	$—	$(2)	$4,049	$26,051	$7,744

The accompanying notes are an integral part of these consolidated financial statements.

Capella Education Company
Consolidated Statements of Cash Flows

				Nine Months Ended
	Year Ended December 31,			September 30,

	2003	2004	2005	2005	2006

				(Unaudited)
	(In thousands)
Operating activities
Net income	$4,393	$18,785	$10,250	$7,265	$7,738
Adjustments to reconcile net income to net cash provided by operating activities:
Provision for bad debts	616	1,376	2,263	1,564	2,026
Depreciation and amortization	4,177	5,454	6,474	4,675	6,046
Amortization of investment discount/premium	—	—	(158)	(97)	(239)
Gain on disposal of assets	—	—	(35)	(35)	—
Asset impairment	359	1,020	156	71	23
Loss realized on sale of marketable securities	—	—	—	—	3
Stock-based compensation	—	—	—	—	2,720
Noncash equity-related expense	578	1,135	1,381	978	224
Excess tax benefits from stock-based compensation	—	—	—	—	(28)
Deferred income taxes	—	(8,445)	6,203	4,267	(654)
Changes in operating assets and liabilities:
Accounts receivable	(271)	(4,278)	(4,106)	(2,112)	(2,001)
Prepaid expenses and other assets	(348)	(1,905)	(409)	(1,262)	(1,101)
Accounts payable	831	(768)	(318)	(1,386)	(2,273)
Accrued liabilities	4,642	1,036	3,647	2,942	2,197
Income taxes payable	—	140	(292)	(280)	2,811
Deferred rent	—	—	2,366	—	(409)
Deferred revenue	422	2,499	1,518	2,199	1,378

Net cash provided by operating activities	15,399	16,049	28,940	18,789	18,461
Investing activities
Capital expenditures	(3,719)	(7,541)	(9,079)	(6,073)	(11,132)
Purchases of marketable securities	(53,000)	(39,700)	(59,879)	(46,355)	(163,782)
Sales of marketable securities	30,600	35,050	46,360	34,725	151,732

Net cash used in investing activities	(26,119)	(12,191)	(22,598)	(17,703)	(23,182)
Financing activities
Payments of capital lease obligations	(469)	(629)	(314)	(293)	(11)
Payments on notes payable	—	—	(964)	(494)	(2,178)
Change in restricted cash	(241)	80	391	214	—
Excess tax benefits from stock-based compensation	—	—	—	—	28
Proceeds from exercise of stock options	806	858	278	267	304
Proceeds from exercise of warrants	126	—	3,039	3,039	—
Repurchase of stock options	—	—	—		(412)
Employee Stock Ownership Plan distributions	(18)	(27)	(280)	—	(6)
Net proceeds from issuance of Class G Redeemable Convertible Preferred Stock	7,245	—	—	—	—

Net cash provided by (used in) financing activities	7,449	282	2,150	2,733	(2,275)

Net increase (decrease) in cash and cash equivalents	(3,271)	4,140	8,492	3,819	(6,996)
Cash and cash equivalents at beginning of period	4,611	1,340	5,480	5,480	13,972

Cash and cash equivalents at end of period	$1,340	$5,480	$13,972	$9,299	$6,976

Supplemental disclosures of cash flow information
Interest paid	$78	$56	$23	$17	$22

Income taxes paid	$104	$109	$1,080	$866	$3,348

Noncash transactions:
Purchase of equipment and increase in prepaid asset through proceeds from issuance of notes payable	$—	$—	$3,595	$1,237	$—

Purchase of equipment included in accounts payable and accrued liabilities	$629	$1,445	$2,477	$459	$1,771

Purchase of equipment through capital lease obligations	$837	$—	$—	$—	$16

Issuance of common stock to the Employee Stock Ownership Plan	$490	$641	$928	$928	$1,241

The accompanying notes are an integral part of these consolidated financial statements.

Capella Education Company
Notes to Consolidated Financial Statements
(In thousands, except per share data)

1.	Nature of Business
      Capella Education Company (the Company) was incorporated on December 27, 1991. Through its wholly owned subsidiary, Capella University (the University), the Company manages its business on the basis of one reportable segment. The University is an online post-secondary education services company that offers a variety of bachelor’s, master’s and doctoral degree programs primarily delivered to working adults. Capella University is accredited by The Higher Learning Commission and a member of the North Central Association of Colleges and Schools.

2.	Summary of Significant Accounting Policies

Consolidation
      The consolidated financial statements include the accounts of the Company and its wholly owned subsidiary, after elimination of significant intercompany accounts and transactions.

Unaudited Interim Financial Information
      The accompanying consolidated balance sheet as of September 30, 2006, the consolidated statements of income and of cash flows for the nine months ended September 30, 2005 and 2006 and the consolidated statement of shareholders’ equity (deficit) for the nine months ended September 30, 2006 are unaudited. The unaudited interim financial statements have been prepared on the same basis as the annual financial statements, except we adopted Statement of Financial Accounting Standards No. 123(R), Share Based Payment (FAS 123(R)) as of January 1, 2006, and, in the opinion of management, reflect all adjustments, which include only normal recurring adjustments, necessary to present fairly the Company’s financial position and results of operations and cash flows for the nine months ended September 30, 2005 and 2006. The financial data and other information disclosed in these notes to the financial statements related to the nine-month periods are unaudited. The results of the nine months ended September 30, 2006 are not necessarily indicative of the results to be expected for the year ending December 31, 2006 or for any other interim period or for any other future year.

Revenue Recognition
      The Company’s revenues consist of tuition, application and graduation fees and commissions we earn from bookstore and publication sales. Tuition revenue is deferred and recognized as revenue ratably over the period of instruction. Seminar tuition revenue is recognized over the length of the seminar, which ranges from two days to two weeks. Application fee revenue is deferred and recognized ratably over the average expected term of a learner at the University. Learners are billed a graduation fee upon applying for graduation for services provided in connection with evaluating compliance with graduation requirements. Graduation fee revenue is deferred and recognized ratably over the expected application assessment period for learners not expected to attend commencement ceremonies or over the period prior to the next commencement ceremony to account for learners who attend the ceremony. Deferred revenue represents the excess of tuition and fee payments received as compared to tuition and fees earned and is reflected as a current liability in the accompanying consolidated financial statements. The Company also receives commissions from a third-party bookstore based on sales of textbooks and related school materials to the Company’s learners. Commission revenue is recognized as it is earned in conjunction with sales of textbooks and related materials to the Company’s learners.

Capella Education Company
Notes to Consolidated Financial Statements – (Continued)
(In thousands, except per share data)

Cash and Cash Equivalents
      The Company considers all highly liquid investments with maturities of three months or less at the time of purchase to be cash equivalents. Cash equivalents are carried at market value.

Marketable Securities
      The Company accounts for marketable securities in accordance with the provisions of the Financial Accounting Standards Board’s (FASB) Statement of Financial Accounting Standards No. 115, Accounting for Certain Investments in Debt and Equity Securities (FAS 115). FAS 115 addresses the accounting and reporting for marketable fixed maturity and equity securities. Management determines the appropriate classification of debt securities at the time of purchase and reevaluates such designation as of each balance sheet date. All of the Company’s marketable securities are classified as available-for-sale as of December 31, 2004 and 2005 and September 30, 2006. Available-for-sale investments are carried at fair value as determined by quoted market prices, with unrealized gains and losses, net of tax, reported as a separate component of shareholders’ equity (deficit). Unrealized losses considered to be other-than-temporary are recognized currently in earnings. The cost of securities sold is based on the specific identification method. Amortization of premiums, accretion of discounts, interest and dividend income and realized gains and losses are included in investment income. Included in marketable securities are certain auction rate securities that contain interest rate reset dates at regular intervals, allowing for the Company to liquidate the marketable securities within three months throughout the term of the contract. The Company classifies all marketable securities as current assets in accordance with Accounting Research Bulletin (ARB) No. 43, Restatement and Revision of Accounting Research Bulletins, because the assets are available to fund current operations.

Allowance for Doubtful Accounts
      The Company records an allowance for doubtful accounts for estimated losses resulting from the inability, failure or refusal of its learners to make required payments. The Company determines its allowance for doubtful accounts amount based on an analysis of the aging of the accounts receivable and historical write-off experience. Bad debt expense is recorded as a general and administrative expense in the consolidated statement of income. The Company generally writes off accounts receivable balances deemed uncollectible prior to sending the accounts to collection agencies.

Concentration of Credit Risk
      Financial instruments, which potentially subject the Company to credit risk, consist primarily of marketable securities and accounts receivable.
      Management believes the credit risk related to marketable securities is limited due to the adherence to an investment policy that requires marketable securities to have a minimum Standard & Poor’s rating of A (or equivalent). All of the Company’s marketable securities as of December 31, 2004 and 2005 consist of cash, cash equivalents, and investments rated A or higher, further limiting the Company’s credit risk related to marketable securities.
      Management believes the credit risk related to accounts receivable is limited due to the large number and diversity of learners that principally comprise the Company’s customer base. The Company’s credit risk with respect to these accounts receivable is mitigated through the participation of a majority of the learners in federally funded financial aid programs.
      Approximately 62%, 64% and 67% of the Company’s revenues (calculated on a cash basis) were collected from funds distributed under Title IV Programs of the Higher Education Act (Title IV

Capella Education Company
Notes to Consolidated Financial Statements – (Continued)
(In thousands, except per share data)
Programs) for the years ended December 31, 2003, 2004 and 2005, respectively. The financial aid and assistance programs are subject to political and budgetary considerations. There is no assurance that such funding will be maintained at current levels.
      Extensive and complex regulations govern the financial assistance programs in which the Company’s learners participate. The Company’s administration of these programs is periodically reviewed by various regulatory agencies. Any regulatory violation could be the basis for the initiation of potential adverse actions, including a suspension, limitation, or termination proceeding, which could have a material adverse effect on the Company.
      If the University were to lose its eligibility to participate in federal student financial aid programs, the learners at the University would lose access to funds derived from those programs and would have to seek alternative sources of funds to pay their tuition and fees. See Note 15 for further information on the regulatory environment in which the Company operates.

Property and Equipment
      Property and equipment are stated at cost. Computer software is included in property and equipment and consists of purchased software, capitalized Web site development costs and internally developed software. Capitalized Web site development costs consist mainly of salaries and outside development fees directly related to Web sites and various databases. Web site content development is expensed as incurred. Internally developed software represents qualifying salary and consulting costs for time spent on developing internal use software in accordance with Statement of Position 98-1, Accounting for the Costs of Computer Software Developed or Obtained for Internal Use. Depreciation is provided using the straight-line method over the estimated useful lives of the assets, as follows:

Computer equipment	2-3 years
Furniture and office equipment	5-7 years
Computer software	3-7 years
      Leasehold improvements and assets recorded under capital leases are amortized over the related lease term or estimated useful life, whichever is shorter.

Income Taxes
      The Company accounts for income taxes as prescribed by Statement of Financial Accounting Standards No. 109, Accounting for Income Taxes (FAS 109). FAS 109 prescribes the use of the asset and liability method to compute the differences between the tax bases of assets and liabilities and the related financial amounts using currently enacted tax laws. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount that more likely than not will be realized.

Use of Estimates
      The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts in the consolidated financial statements and accompanying notes. Actual results could differ from those estimates.

Impairment of Long-Lived Assets
      The Company reviews its long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of

Capella Education Company
Notes to Consolidated Financial Statements – (Continued)
(In thousands, except per share data)
assets to be held and used is measured by a comparison of the carrying amount of an asset to undiscounted future net cash flows expected to be generated by the assets. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. The Company recorded impairment charges of $359, $1,020 and $156 during 2003, 2004 and 2005, respectively. The Company recorded impairment charges of $71 and $23 during the nine months ended September 30, 2005 and 2006, respectively.
      The impairment charges primarily consist of the write-off of previously capitalized internal software development costs for software projects that were abandoned. These charges are recorded in general and administrative expenses in the consolidated statements of income.

Advertising
      The Company expenses advertising costs as incurred. Advertising costs for 2003, 2004 and 2005 were $12,248, $17,825 and $22,859, respectively.

Net Income Per Common Share
      Basic net income per common share is based on the weighted average number of shares of common stock outstanding during the period and, since our preferred stock participates in receipt of dividends equally to common stockholders, also reflects the dilutive effects of the outstanding shares of our preferred stock. Diluted net income per common share increases the shares used in the per share calculation by the dilutive effects of options and warrants.
      The table below is a reconciliation of the numerator and denominator in the basic and diluted net income per common share calculation.

				Nine Months Ended
	Year Ended December 31,			September 30,

	2003	2004	2005	2005	2006

				(Unaudited)
Numerator:
Net income	$4,393	$18,785	$10,250	$7,265	$7,738
Denominator:
Denominator for basic net income per common share — weighted average shares outstanding	10,804	11,189	11,476	11,426	11,691
Effect of dilutive stock options and warrants	350	410	499	524	330

Denominator for diluted net income per common share	11,154	11,599	11,975	11,950	12,021

Basic net income per common share	$0.41	$1.68	$0.89	$0.64	$0.66
Diluted net income per common share	$0.39	$1.62	$0.86	$0.61	$0.64
      Options to purchase 795, 206 and 0 common shares, respectively, were outstanding but not included in the computation of diluted net income per common share in 2003, 2004 and 2005, respectively, because their effect would be antidilutive. Options to purchase 0 and 696 common shares, respectively, were outstanding but not included in the computation of diluted net income per common share for the nine months ended September 30, 2005 and 2006, respectively, because their effect would be antidilutive. The incremental shares included for the effect of dilutive stock options do not include assumed tax benefits related to non-qualified stock options until the fourth quarter of 2004, which is the first period the Company had not fully reserved for its net deferred tax assets with a valuation allowance.

Capella Education Company
Notes to Consolidated Financial Statements – (Continued)
(In thousands, except per share data)

Deferred Initial Public Offering Costs
      The Company has deferred approximately $179 and $1,512 of costs that are directly attributable to its planned initial public offering of common stock as of December 31, 2004 and 2005, respectively. Such costs have been deferred because it is the Company’s intention to continue the registration process in 2006. The deferred offering costs are included in prepaid expenses and other current assets in the balance sheet.

Reclassification
      Certain prior year items have been reclassified to conform to the current year presentation.

Comprehensive Income
      Comprehensive income includes net income and all changes in the Company’s equity during a period from non-owner sources which consists exclusively of unrealized gains and losses on available-for-sale marketable securities.

Stock-Based Compensation
      On January 1, 2006, the Company adopted Statement of Financial Accounting Standards No. 123(R), Share-based Payment (FAS 123(R)), which requires the measurement and recognition of compensation expense for stock-based payment awards made to employees and directors, including employee stock options. FAS 123(R) eliminates the ability to account for stock-based compensation transactions using the footnote disclosure-only provisions of Accounting Principle Board Opinion No. 25, Accounting for Stock Issued to Employees (APB 25), and instead requires that such transactions be recognized and reflected in the Company’s financial statements using a fair-value-based method. In March 2005, the Securities and Exchange Commission issued Staff Accounting Bulletin No. 107 (SAB 107), relating to FAS 123(R). The Company has applied the provisions of SAB 107 in its adoption of FAS 123(R).
      The Company adopted FAS 123(R) using the modified prospective method, which requires the application of the accounting standard as of January 1, 2006. The financial statements as of and for the nine months ended September 30, 2006 reflect the impact of FAS 123(R). In accordance with the modified prospective transition method, the Company’s consolidated financial statements for the years ended December 31, 2003, 2004 and 2005 have not been restated to reflect, and do not include, the impact of FAS 123(R).
      Prior to the adoption of FAS 123(R), the Company accounted for stock-based awards to employees and directors using the intrinsic value method in accordance with APB 25 as allowed under Statement of Financial Accounting Standards No. 123, Accounting for Stock-Based Compensation (FAS 123). Under the intrinsic value method, no stock-based compensation expense had been recognized in the Company’s consolidated statements of income because the exercise price of stock options granted to employees and directors equaled the fair market value of the underlying stock at the date of grant. The Company recognized stock-based compensation of $202 in 2005, related to a modification of the terms of specific stock options. See Note 11 for pro forma information had compensation expense been determined based on the fair value of options at grant dates computed in accordance with FAS 123.
      As a result of adopting FAS 123(R) on January 1, 2006, the Company’s income before income taxes and net income for the nine months ended September 30, 2006 are $2,720 and $2,066 lower, respectively, than if it had continued to account for stock-based compensation under APB 25. Basic and diluted earnings per share for the nine months ended September 30, 2006 are $0.18 and $0.17 lower, respectively, than if the Company had continued to account for stock-based compensation under APB 25.

Capella Education Company
Notes to Consolidated Financial Statements – (Continued)
(In thousands, except per share data)
      Prior to the adoption of FAS 123(R), the Company presented all tax benefits of deductions resulting from the exercise of stock options as operating cash flows in the consolidated statements of cash flows. FAS 123(R) requires the cash flows resulting from the tax benefits resulting from tax deductions in excess of the compensation cost recognized for those options (excess tax benefits) to be classified as financing cash flows. The $28 excess tax benefit classified as a financing cash inflow for the nine months ended September 30, 2006 would have been classified as an operating cash inflow if the company had not adopted FAS 123(R).

New Accounting Standards
      In July 2006, the FASB issued Interpretation No. 48, Accounting for Uncertainty in Income Taxes — an Interpretation of FASB Statement No. 109 (FIN 48). FIN 48 creates a single model to address uncertainty in tax positions and clarifies the accounting for income taxes by prescribing the minimum recognition threshold a tax position is required to meet before being recognized in the financial statements. FIN 48 also provides guidance on derecognition, measurement, classification, interest and penalties, accounting in interim periods, disclosure and transition. FIN 48 is effective for fiscal years beginning after December 15, 2006. We are currently assessing the impact of adoption of FIN 48.
      In September 2006, the SEC issued Staff Accounting Bulletin No. 108, Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements (SAB 108). SAB 108 requires companies to evaluate the materiality of identified unadjusted errors on each financial statement and related financial statement disclosure using both the rollover approach and the iron curtain approach. The rollover approach quantifies misstatements based on the amount of the error in the current year income statement whereas the iron curtain approach quantifies misstatements based on the effects of correcting the misstatement existing in the balance sheet at the end of the current year, irrespective of the misstatement’s year(s) of origin. Financial statements would require adjustment when either approach results in quantifying a misstatement that is material. Correcting prior year financial statements for immaterial errors would not require previously filed reports to be amended. SAB 108 is effective for interim periods of the first fiscal year ending after November 15, 2006. We are currently evaluating the impact of adoption of SAB 108.

3.	Marketable Securities
      The following is a summary of available-for-sale securities:

December 31, 2004

		Gross	Gross	Estimated
	Amortized	Unrealized	Unrealized	Fair
	Cost	Gains	(Losses)	Value

Auction rate	$44,500	$—	$—	$44,500
U.S. Agency	—	—	—	—
Corporate debt	—	—	—	—

Total	$44,500	$—	$—	$44,500

Capella Education Company
Notes to Consolidated Financial Statements – (Continued)
(In thousands, except per share data)

	December 31, 2005

		Gross	Gross	Estimated
	Amortized	Unrealized	Unrealized	Fair
	Cost	Gains	(Losses)	Value

Auction rate	$44,775	$—	$—	$44,775
U.S. Agency	4,851	—	(9)	4,842
Corporate debt	8,550	2	(8)	8,544

Total	$58,176	$2	$(17)	$58,161

      The unrealized losses on the Company’s investments in U.S. agency and Corporate debt were caused by interest rate increases. The cash flows of the Agency instruments are guaranteed by an agency of the U.S. government while Corporate securities are backed by the issuing company’s credit worthiness. It is expected that the securities would not be settled at a price less than the amortized cost of the Company’s marketable securities and, therefore, the Company does not consider those investments to be other-than-temporarily impaired as of December 31, 2005.
      The contractual maturities of the Company’s marketable securities are shown below:

	As of December 31,

	2004	2005

Due in one year or less	$—	$11,382
Due in one to five years	—	2,004
Due after ten years	44,500	44,775

	$44,500	$58,161

      Gross realized gains and losses resulting from the sale of available-for-sale securities were zero in 2003, 2004 and 2005.

4.	Property and Equipment
      Property and equipment consist of the following:

	As of December 31,

	2004	2005

Computer software	$12,076	$18,469
Computer equipment	5,077	10,235
Furniture and office equipment	5,445	6,612
Leasehold improvements	1,318	1,318

	23,916	36,634
Less accumulated depreciation and amortization	(11,790)	(17,075)

Property and equipment, net	$12,126	$19,559

      Refer to Note 2 for information on the impairment of long-lived assets.

Capella Education Company
Notes to Consolidated Financial Statements – (Continued)
(In thousands, except per share data)

5.	Accrued Liabilities
      Accrued liabilities consist of the following:

	As of December 31,		As of
			September 30,
	2004	2005	2006

			(Unaudited)
Accrued compensation and benefits	$3,952	$4,510	$3,918
Accrued instructional fees	2,626	3,189	4,013
Accrued vacation	1,494	1,386	1,594
Customer deposits	924	1,010	1,152
Other	3,257	7,128	8,426

	$12,253	$17,223	$19,103

6.	Financing Arrangements
      The Company entered into an unsecured $10,000 line of credit in August 2004 with Wells Fargo Bank. The line of credit has an expiration date of June 30, 2007. Any borrowings under the line of credit would bear interest at a rate of either LIBOR plus 2.5% or the Bank’s prime rate, at the Company’s discretion on the borrowing date. There have been no borrowings to date under the line of credit.
      The Company entered into an agreement in June 2005, to borrow $1,237 to finance asset purchases related to its enterprise resource planning system. The note required five equal quarterly payments of $250, including interest, through July 2006. The outstanding balance was $747 as of December 31, 2005 and $0 as of September 30, 2006.
      The Company entered into an agreement in August 2005, to borrow $2,358 to finance asset purchases related to its enterprise resource planning system. The note requires five equal quarterly payments of $476 including interest, through November 2006. The outstanding balance was $1,892 as of December 31, 2005 and $476 as of September 30, 2006.
      The Company has master lease agreements with the Company’s capital lessors. The lease agreements required security deposits as collateral. As of December 31, 2004 and 2005, collateral for the outstanding master lease agreements was $391 and $0, respectively, consisting of certificates of deposit recorded as restricted cash on the balance sheet.

7.	Operating and Capital Lease Obligations
      The Company leases its office facilities and certain office equipment under various noncancelable lease arrangements, which have been accounted for as operating or capital leases, as appropriate.

Capella Education Company
Notes to Consolidated Financial Statements – (Continued)
(In thousands, except per share data)
      Future minimum lease commitments under the leases as of December 31, 2005, are as follows:

Operating

2006	$2,691
2007	2,773
2008	2,803
2009	2,305
2010	1,864

Total minimum payments	$12,436

      Capital lease obligations for 2006 are $8 and are recorded on the balance sheet as current portion of capital lease obligations. Assets under capital leases with a cost of $1,204 and $92 and accumulated amortization of $880 and $85 at December 31, 2004 and 2005, respectively, are included in computer equipment, furniture and office equipment, and computer software (see Note 4). Amortization of the related lease assets is included with depreciation expense.
      The Company recognizes rent expense on a straight-line basis over the term of the lease, although the lease may include escalation clauses that provide for lower rent payments at the start of the lease term and higher lease payments at the end of the lease term. Cash or lease incentives received from lessors are recognized on a straight-line basis as a reduction to rent from the date the Company takes possession of the property through the end of the lease term. The Company records the unamortized portion of the incentive as a part of deferred rent, in accrued liabilities or long-term liabilities, as appropriate.
      Total rent expense and related taxes and operating expenses under operating leases for the years ended December 2003, 2004 and 2005 was $2,214, $2,940 and $5,036, respectively.

8.	Litigation
      In the ordinary conduct of business, the Company is subject to various lawsuits and claims covering a wide range of matters, including, but not limited to, claims involving learners or graduates and routine employment matters. The Company does not believe that the outcome of any pending claims will have a material adverse impact on its consolidated financial position or results of operations.

9.	Preferred Stock
      As of December 31, 2005, including the redeemable preferred stock in Note 10, the Company was authorized to issue 13,000 shares of preferred stock, of which 3,017 shares were available for issuance.
      The Class A, Class B and Class D preferred stock have certain voting and registration rights and have preference over common stock upon liquidation. The Class B and Class D shares rank equal to each other and to the Class E and Class G shares, and all rank senior to the Class A shares with respect to liquidation preference.
      The preferred stock shares are convertible at any time into shares of common stock at the option of the shareholder. The conversion price is subject to adjustments related to any stock splits, dividends, sales of common stock, or merger of the Company. The convertible preferred stock may be converted into common stock at the option of the Company upon the closing of an initial public offering in which gross proceeds to the Company exceed a specified amount.
      The holders of convertible preferred stock are entitled to receive dividends in an amount to be determined by the Board of Directors, if declared by the Board of Directors. However, in no event shall

Capella Education Company
Notes to Consolidated Financial Statements – (Continued)
(In thousands, except per share data)
any dividend be paid on any common shares unless equal or greater dividends are paid on the convertible preferred shares on an as if converted basis.

Class A Convertible Preferred Stock
      The Class A Convertible Preferred Stock is convertible at any time into shares of common stock at $1.00 per share. The Class A Convertible Preferred Stock may be converted into common stock at the option of the Company upon the closing of an initial public offering in which gross proceeds to the Company exceed $10,000. At any time subsequent to February 24, 2000, the Company has the right, but not the obligation, to redeem all outstanding Class A Convertible Preferred Stock at $1.00 per share. Upon notice of redemption, Class A preferred stockholders have 90 days in which to exercise their conversion option.

Class B Convertible Preferred Stock
      The Class B Convertible Preferred Stock is convertible at any time into shares of common stock at $2.50 per share. The Class B Convertible Preferred Stock may be converted into common stock at the option of the Company upon the closing of an initial public offering in which gross proceeds to the Company exceed $10,000. At any time subsequent to February 24, 2000, the Company has the right, but not the obligation, to redeem all outstanding Class B Convertible Preferred Stock at $2.50 per share. Upon notice of redemption, Class B preferred stockholders have 90 days in which to exercise their conversion option.

Class D Convertible Preferred Stock
      The Class D Convertible Preferred Stock is convertible at any time into shares of common stock at $4.50 per share. The Class D Convertible Preferred Stock may be converted upon the closing of an initial public offering in which gross proceeds to the Company and/or the selling shareholders exceed $20,000.

10.	Redeemable Preferred Stock
      The Class E and Class G redeemable convertible preferred stock have certain voting and registration rights and have preference over common stock upon liquidation. The Class E and Class G shares rank equal to each other and to the Class B and Class D shares, and all rank senior to the Class A shares with respect to liquidation preference.
      The preferred stock shares are convertible at any time into shares of common stock at the option of the shareholder. The conversion price is subject to adjustments related to any stock splits, dividends, sales of common stock, or merger of the Company. The redeemable convertible preferred stock may be converted into common stock at the option of the Company upon the closing of an initial public offering in which gross proceeds to the Company and the price per share exceed specified amounts.
      The holders of redeemable convertible preferred stock are entitled to receive dividends in an amount to be determined by the Board of Directors, if declared by the Board of Directors. However, in no event shall any dividend be paid on any common shares unless equal or greater dividends are paid on the redeemable convertible preferred shares on an as if converted basis.

Class E Redeemable Convertible Preferred Stock
      On April 20, 2000, the Company entered into an agreement with investors to issue and sell 2,596 shares of the Company’s Class E Redeemable Convertible Preferred Stock at $14.25 per share, par

Capella Education Company
Notes to Consolidated Financial Statements – (Continued)
(In thousands, except per share data)
value $0.01 per share. The Company received proceeds, less offering costs of $2,015, totaling $34,985 from the sale.
      At any time, and from time to time after the seventh anniversary of the original issue date, the holders of the Class E Redeemable Convertible Preferred Stock have the option, exercisable by the holders of not less than 25% (in the aggregate) of the then-outstanding shares of the Class E Redeemable Convertible Preferred Stock, to require the Company to redeem any or all of the shares of such Class E Redeemable Convertible Preferred Stock for a redemption price of $14.25 per share, plus an amount equal to all declared but unpaid dividends. The redemption price is subject to adjustment to reflect any stock splits, dividends, recapitalizations, combinations, or the like.
      At December 31, 2005, the Class E Redeemable Convertible Preferred Stock was convertible into shares of common stock at $13.69 per share. The Class E Redeemable Convertible Preferred Stock will be converted into common stock of the Company upon the closing of an initial public offering in which gross proceeds to the Company exceed $30,000, and the public offering price per share of common stock is at least $28.50, or lower amounts as may be approved by the holders of a majority of the shares of Class E Redeemable Convertible Preferred Stock.
      The Class E Redeemable Convertible Preferred Stock continues to be recorded at its fair value at the date of issuance, net of issuance costs, as it is probable that the shares will be converted to common stock rather than be redeemed. If redemption becomes probable, the carrying value will be accreted to the redemption value.

Class F Redeemable Convertible Preferred Stock
      On February 21, 2002, the Company entered into an agreement with investors to issue and sell 1,425 shares of the Company’s Class F Redeemable Convertible Preferred Stock at $11.71 per share, par value $.01 per share. The Company received proceeds, less offering costs of $1,276, totaling $15,416 from the sale.
      At any time, and from time to time after the seventh anniversary of the original issue date, the holders of the Class F Redeemable Convertible Preferred Stock had the option to require the Corporation to redeem any or all of the shares of such Class F Redeemable Convertible Preferred Stock for a redemption price of $11.71 per share, plus an amount equal to all declared but unpaid dividends. The redemption price was subject to adjustment to reflect any stock splits, dividends, recapitalizations, combinations, or the like.
      The Class F Redeemable Convertible Preferred Stock was convertible into shares of common stock at $11.71 per share, at the option of the shareholder. The conversion price was subject to adjustment to reflect any stock splits, dividends, sales of common stock, or merger of the Company. The Class F Redeemable Convertible Preferred Stock would have been converted into common stock of the Company upon the closing of an initial public offering in which gross proceeds to the Company exceed $30,000 and the public offering price per share of common stock was at least $28.50, or upon the affirmative vote or written consent of the holders of 60% of the outstanding shares of Class F Redeemable Convertible Preferred Stock. On January 22, 2003, the Company entered into an agreement with investors to exchange the Class F Redeemable Convertible Preferred Stock in full for the issuance of the Class G Redeemable Convertible Preferred Stock. The Company received no proceeds from the exchange.

Class G Redeemable Convertible Preferred Stock
      On January 22, 2003, the Company entered into an agreement with investors to issue and sell 2,185 shares of the Company’s Class G Redeemable Convertible Preferred Stock at $11.12 per share, par

Capella Education Company
Notes to Consolidated Financial Statements – (Continued)
(In thousands, except per share data)
value of $0.01 per share. Of the total shares sold, 1,501 shares were for the full exchange of Class F Redeemable Convertible Preferred Stock to Class G Redeemable Convertible Preferred Stock. The Company received no proceeds from the exchange. From the remaining 683 shares sold, the Company received proceeds, less offering costs of $350, totaling $7,245.
      At any time after February 21, 2009, the holders of the Class G Redeemable Convertible Preferred Stock have the option to require the Company to redeem any or all of the shares of such Class G Redeemable Convertible Preferred Stock for a redemption price of $11.12 per share, plus an amount equal to all declared but unpaid dividends. The redemption price is subject to adjustment to reflect any stock splits, dividends, recapitalizations, combinations, or the like.
      The Class G Redeemable Convertible Preferred Stock is convertible at any time into shares of common stock at $11.12 per share. The Class G Redeemable Convertible Preferred Stock will be converted into common stock of the Company upon the closing of an initial public offering in which the gross proceeds to the Company are at least $30,000, and the public offering price per share of common stock is at least $28.50, or upon the affirmative vote or written consent of the holders of 66 2/3% of the outstanding shares of Class G Redeemable Convertible Preferred Stock.
      The Class G Redeemable Convertible Preferred Stock continues to be recorded at its fair value at the date of issuance, net of issuance costs, as it is probable that the shares will be converted to common stock rather than be redeemed. If redemption becomes probable, the carrying value will be accreted to the redemption value.

11.	Stock-Based Compensation
      The Company has three stock-based compensation plans, which are described below. The compensation cost that has been charged against income during the nine months ended September 30, 2006 for those plans was $1,912 for service-based stock options and $808 for performance-based stock options. The total income tax benefit recognized in the statement of income for stock-based compensation arrangements during the nine months ended September 30, 2006 was $351 for service-based stock options and $303 for performance-based stock options.

Stock-based compensation plans
      During 2005, the Company implemented a stock option plan that includes both incentive stock options and non-qualified stock options to be granted to employees, directors, officers, and others (the 2005 Plan). On May 25, 2006 the Board of Directors approved a change to the Company’s stock option policy in which the Company will only issue non-qualified stock options for future grants. At September 30, 2006, the maximum number of shares of common stock reserved under the 2005 Plan is 3,013 shares. The Board of Directors establishes the terms and conditions of all stock option grants, subject to the 2005 Plan and applicable provisions of the Internal Revenue Code (the Code). Under the 2005 Plan, options must be granted at an exercise price not less than the fair market value of the Company’s common stock on the grant date. The valuation used to determine the fair market value of the Company’s common stock at each grant date was performed internally and contemporaneously with the issuance of the options. The options expire on the date determined by the Board of Directors but may not extend more than ten years from the grant date for options granted prior to August 2, 2006. On August 2, 2006 the Board of Directors approved a change to the Company’s stock option policy to shorten the contractual term from ten years to seven years for future grants. The options generally become exercisable over a four-year period. Canceled options become available for reissuance under the 2005 Plan.

Capella Education Company
Notes to Consolidated Financial Statements – (Continued)
(In thousands, except per share data)
      The Company has also issued stock options under two discontinued plans (the 1993 and 1999 Plans). Stock options issued pursuant to the 1993 and 1999 Plans are still outstanding, however, unexercised options that are canceled upon termination of employment are not available for reissuance.
      During the nine months ended September 30, 2006, the Company granted performance-based stock options to purchase 255 shares of common stock in lieu of a portion of the cash bonus under the Company’s 2006 Annual Incentive Plan for Management Employees. These stock options vest on December 31, 2006 provided certain performance thresholds related to planned revenue and operating income are met. As of September 30, 2006, we assumed that 54% of the performance-based stock options will likely vest on December 31, 2006 based on performance measures to date.
      Stock-based compensation expense recognized in the Company’s consolidated statements of income during the nine months ended September 30, 2006 included compensation expense for stock-based payment awards granted prior to, but not yet vested as of December 31, 2005, based on the grant date fair value estimated in accordance with the pro forma provisions of FAS 123 and compensation expense for the stock-based payment awards granted subsequent to December 31, 2005, based on the grant date fair value estimated in accordance with the provisions of FAS 123(R). As stock-based compensation expense recognized in the consolidated statements of income is based on awards ultimately expected to vest, it has been reduced for estimated forfeitures. FAS 123(R) requires forfeitures to be estimated at the time of grant and revised, if necessary, in subsequent periods if actual forfeitures differ from those estimates. In the Company’s pro forma information required under FAS 123 for the periods prior to fiscal 2006, the calculation of pro forma expense also reflects estimates of forfeitures which are adjusted in subsequent periods as actual forfeitures differ from the original estimates.
      The Company’s determination of fair value of stock-based payment awards on the date of grant using an option-pricing model is affected by the Company’s stock price as well as assumptions regarding a number of highly complex and subjective variables. These variables include, but are not limited to the Company’s expected stock price volatility over the term of the awards and actual and projected employee stock option exercise behaviors.

Capella Education Company
Notes to Consolidated Financial Statements – (Continued)
(In thousands, except per share data)
      Option activity is summarized as follows, in thousands except per share amounts:

		Plan Options
		Outstanding			Weighted-Average
	Available				Exercise Price
Service-based stock options	for Grant	Incentive	Non-Qualified	Price Per Share	Per Share

Balance, December 31, 2002	470	1,048	354	$2.50 - 15.68	$9.90
Granted	(481)	375	106	11.12 - 13.11	12.07
Exercised	—	(146)	(27)	2.50 - 14.25	4.79
Canceled	101	(101)	(28)	4.50 - 14.25	12.18
Additional shares reserved	500	—	—	—	—
1993 plan expiration	(98)	—	—	—	—

Balance, December 31, 2003	492	1,176	405	2.50 - 15.68	10.93
Granted	(415)	241	174	15.13 - 20.00	17.83
Exercised	—	(190)	(20)	2.50 - 14.25	4.42
Canceled	139	(139)	(11)	4.50 - 15.13	11.66

Balance, December 31, 2004	216	1,087	548	2.50 - 20.00	13.45
Granted	(307)	230	77	20.00	20.00
Exercised	—	(56)	—	2.50 - 14.25	6.27
Canceled	10	(141)	(31)	11.12 - 20.00	15.30
1999 plan expiration	(214)	—	—	—	—
Shares allocated to 2005 plan	1,613	—	—	—	—

Balance, December 31, 2005	1,318	1,120	594	4.50 - 20.00	14.67
Granted	(543)	107	436		20.00
Exercised	—	(82)	(3)		8.84
Canceled	22	(126)	(47)		14.53
Shares allocated to 2005 plan	1,400	—	—		—

Balance, September 30, 2006 (unaudited)(a)	2,197	1,019	980		16.35

(a)	The total available for grant, including the 255 performance-based stock option grants, was 1,941.

			Weighted-
		Weighted-	Average
		Average	Remaining	Aggregate
	Number of	Exercise	Contractual	Intrinsic
Service-based stock options	Shares	Price	Term	Value

Balance at September 30, 2006 (unaudited)	1,999	$16.35	7.0	$7,301
Vested and expected to vest, September 30, 2006 (unaudited)	1,910	$16.20	7.0	$7,255
Exercisable, September 30, 2006 (unaudited)	961	$13.73	5.7	$6,029
      The aggregate intrinsic value in the table above represents the total pre-tax intrinsic value (the difference between the Company’s closing stock price on the last day of the third quarter of 2006 and the exercise price, multiplied by the number of in-the-money options) that would have been received by the option holders had all option holders exercised their options on September 30, 2006. The amount of aggregate intrinsic value will change based on the fair market value of the Company’s stock.

Capella Education Company
Notes to Consolidated Financial Statements – (Continued)
(In thousands, except per share data)
      During the nine months ended September 30, 2006, the Company granted performance-based stock options to purchase 255 shares of common stock at a weighted-average exercise price per share of $20.00 and with a weighted-average remaining contractual life of 9.4 years. The aggregate intrinsic value of these options was $0 at September 30, 2006, as the exercise price was equal to the fair market value of the stock. As of September 30, 2006, we assumed that 54% of the performance-based stock options will likely vest on December 31, 2006 based on performance measures to date, but none were exercisable.
      The following table summarizes information regarding all stock option exercises for the nine months ended September 30, 2006 (in thousands, unaudited):

Proceeds from stock options exercised	$304
Tax benefits related to stock options exercised	46
Intrinsic value of stock options exercised	945
      Intrinsic value of stock options exercised is estimated by taking the difference between the Company’s closing stock price on the date of exercise and the exercise price, multiplied by the number of options exercised for each option holder and then aggregated.
      The table below reflects our stock-based compensation expense recognized in the consolidated statements of income for the nine months ended September 30, 2006 (in thousands, unaudited):

Instructional costs and services	$701
Selling and promotional	317
General and administrative	1,702

Stock-based compensation expense included in operating income	2,720
Tax benefit	654

Stock-based compensation expense, net of tax	$2,066

      As of September 30, 2006, total compensation cost related to nonvested service-based stock options not yet recognized was $7,223, which is expected to be recognized over the next 33 months on a weighted-average basis. As of September 30, 2006, total compensation cost related to nonvested performance-based stock options not yet recognized was $326, which is expected to be recognized over the three month period ending December 31, 2006 on a weighted-average basis assuming that the Company meets the performance thresholds required for 54% of the stock options to vest.

Capella Education Company
Notes to Consolidated Financial Statements – (Continued)
(In thousands, except per share data)
      The following table summarizes information about stock options outstanding at December 31, 2005:

	Options Outstanding			Options Exercisable

	Number	Weighted		Number
	Outstanding	Average	Weighted	Exercisable	Weighted
	as of	Remaining	Average	as of	Average
Range of	December 31,	Contractual	Exercise	December 31,	Exercise
Exercise Prices	2005	Life (Years)	Price	2005	Price

$4.01 - 6.00	96	3.3	$4.50	96	$4.50
6.01 - 8.00	—	—	—	—	—
8.01 - 10.00	10	4.2	10.00	10	10.00
10.01 - 12.00	389	7.3	11.74	279	11.73
12.01 - 14.00	172	6.5	12.79	118	12.76
14.01 - 16.00	499	5.7	14.47	447	14.39
16.01 - 18.00	142	8.6	17.72	49	17.72
18.01 - 20.00	406	9.4	19.99	39	20.00

	1,714	7.1	$14.67	1,038	$12.89

      The following is a summary of stock options granted during each of the three years in the period ended December 31, 2005:

	2003		2004		2005

	Fair	Exercise	Fair	Exercise	Fair	Exercise
	Value	Price	Value	Price	Value	Price

Weighted average:
Stock price greater than exercise price	$—	$—	$—	$—	$—	$—
Stock price equal to exercise price	6.55	11.99	8.56	17.80	8.87	20.00
Stock price less than exercise price	5.64	13.11	7.23	19.49	—	—
      Prior to January 1, 2006, had compensation expense been determined based on the fair value of the options at grant dates computed in accordance with FAS 123, the pro forma amounts would be as follows:

				Nine Months
				Ended
	Year Ended December 31,			September 30,

	2003	2004	2005	2005

				(Unaudited)
Net income	$4,393	$18,785	$10,250	$7,265
Stock-based compensation expense included in net income as reported	37	4	202	138
Compensation expense determined under fair-value-based method, net of tax	(1,868)	(2,154)	(1,966)	(1,387)

Pro forma net income	$2,562	$16,635	$8,486	$6,016

Net income per common share:
Basic — as reported	$0.41	$1.68	$0.89	$0.64
Basic — pro forma	$0.24	$1.49	$0.74	$0.53
Diluted — as reported	$0.39	$1.62	$0.86	$0.61
Diluted — pro forma	$0.23	$1.45	$0.71	$0.51

Capella Education Company
Notes to Consolidated Financial Statements – (Continued)
(In thousands, except per share data)
      The fair value of our service-based stock options was estimated as of the date of grant using the Black-Scholes option pricing model with the following assumptions:

				Nine Months Ended
	Year Ended December 31,			September 30,

	2003	2004	2005	2005
	(Pro forma)	(Pro forma)	(Pro forma)	(Pro forma)	2006

				(Unaudited)
Expected life (in years)(1)	6.0	6.0	6.0	6.0	4.25-6.25
Expected volatility(2)	53.9%	44.1%	38.5%	38.5%	45.6%
Risk-free interest rate(3)	3.8%	3.9%	3.9-4.4%	3.9-4.3%	4.4-5.1%
Dividend yield(4)	0.0%	0.0%	0.0%	0.0%	0.0%
Weighted-average fair value of options granted	$6.49	$8.54	$8.87	$8.84	$9.89

(1)	For the nine months ended September 30, 2006, the expected option life was determined using the simplified method for estimating expected option life for service-based stock options. Prior to the nine months ended September 30, 2006, the expected option life was based on the average expected option life experienced by our peer group of post-secondary education companies.

(2)	As the Company’s stock has not been publicly traded, the expected volatility assumption for the nine months ended September 30, 2006 reflects a detailed evaluation of the stock price of its peer group of public post-secondary education companies for a period equal to the expected life of the options, starting from the date they went public. Prior to the nine months ended September 30, 2006 the expected volatility assumption reflects the public disclosures of the Company’s peer group of post-secondary education companies.

(3)	The risk-free interest rate assumption is based upon the U.S. Treasury zero coupon yield curve on the grant date for a maturity similar to the expected life of the options.

(4)	The dividend yield assumption is based on the Company’s history and expectation of regular dividend payments.

      The assumptions discussed above were also used to value the performance-based stock options granted during the nine months ended September 30, 2006 except for the expected life, which was four years. The expected option life for performance-based stock options was determined based on the evaluation of certain qualitative factors including the Company’s historical experience and the Company’s competitors’ historical experience. The weighted-average fair value of performance-based stock options granted was $8.22.

12.	Deferred Compensation
      During 1999 and 2000, the Company recorded $102 and $113, respectively, of deferred compensation for certain stock options granted for the excess of the deemed value for accounting purposes of the common stock issuable upon exercise of such options over the aggregate exercise price of such options. These options were fully vested during 2004. Deferred compensation recorded was amortized ratably over the period that the options vested and was adjusted for options which were canceled. Deferred compensation expense was $37 and $4 for the years ended December 31, 2003 and 2004, respectively.
      During 2005, the Company recorded $50 of deferred compensation for certain restricted stock. The restricted stock was subsequently cancelled during 2005 and the deferred compensation and related amortization balances were reversed, with $19 recognized as compensation expense prior to cancellation in 2005.

Capella Education Company
Notes to Consolidated Financial Statements – (Continued)
(In thousands, except per share data)

13.	Warrants
      In September 1997, the Company issued warrants to purchase 50 shares of common stock at $2.50 per share. These warrants were exercised during 2003.
      In June 1998, the Company issued warrants to purchase 5 shares of common stock at $4.50 per share to an officer of the Company for personally guaranteeing a note. These warrants were exercised during 2005. The estimated fair value assigned to these warrants was deemed to be immaterial.
      In addition, in 1998, the Company issued warrants to purchase 10 and 131 shares of common stock at $4.50 and $5.40 per share, respectively, in connection with the issuance of the Class D Convertible Preferred Stock. During 2005, 131 warrants were exercised and the remaining 10 warrants expired.
      During 2003, there was a purchase of 6 shares of common stock resulting from a cashless exercise of the right to purchase the 10 shares of common stock at $4.50 per share.
      In May 2000, the Company issued warrants to purchase 135 shares of common stock at $17.10 per share in connection with the issuance of the Class E Redeemable Convertible Preferred Stock. These warrants were exercised during 2005.

14.	Income Taxes
      The Company has deferred tax assets and liabilities that reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Deferred tax assets are subject to periodic recoverability assessments. Realization of the deferred tax assets, net of deferred tax liabilities is principally dependent upon achievement of projected future taxable income. Given the uncertainty of future taxable income, the Company had provided a valuation allowance for all net deferred tax assets for all periods prior to 2004. Because the Company achieved three years of cumulative taxable income in 2004 and expected profitability in future years, the Company concluded in 2004 that it is more likely than not that all of its net deferred tax assets will be realized. As a result, in accordance with FAS 109, the valuation allowance applied to such net deferred tax assets of $12,863 at December 31, 2003, was reversed during the year ended December 31, 2004.
      At December 31, 2005, the Company had a net operating loss carryforward of approximately $3,798 for federal income tax purposes and $10,068 for state income tax purposes that is available to offset future taxable income. The net operating loss carryforwards expire at various dates through 2022. During 2004, the Company experienced an ownership change as defined under Section 382 of the Code. As a result, the utilization of the net operating loss carryforward will be subject to an annual limitation imposed by Section 382. However, the limitation is not expected to adversely impact the Company’s ability to utilize the carryforwards before they expire. The Company’s current federal tax provisions in 2003, 2004 and 2005 represent recognition of alternative minimum tax due for the respective periods.

Capella Education Company
Notes to Consolidated Financial Statements – (Continued)
(In thousands, except per share data)
      The components of income tax expense (benefit) are as follows:

	Year Ended December 31,

	2003	2004	2005

Current:
Federal	$104	$187	$345
State	—	62	381
Deferred	—	(8,445)	6,203

	$104	$(8,196)	$6,929

      A reconciliation of income tax computed at the U.S. statutory rate to the effective income tax rate is as follows:

	Year Ended December 31,

	2003	2004	2005

Statutory rate	34.0%	35.0%	35.0%
State income taxes	7.0	3.5	2.6
Other	0.1	2.0	2.7
Change in rate applied to deferred tax assets and liabilities	—	3.6	—
Change in valuation allowance	(38.8)	(121.5)	—

	2.3%	(77.4)%	40.3%

      Significant components of the Company’s deferred income tax assets and liabilities as of December 31, 2004 and 2005, are as follows:

	As of December 31,

	2004	2005

Deferred tax assets:
Net operating loss carryforwards	$8,613	$1,878
Accounts receivable	415	489
Alternative minimum tax credit	327	646
Goodwill	105	89
Accrued liabilities	981	1,810
Other	36	5

	10,477	4,917
Deferred tax liabilities:
Property and equipment	(1,882)	(2,525)

	(1,882)	(2,525)

Net deferred tax asset	$8,595	$2,392

      The Company adjusted the federal and state income tax rates used to record its net deferred tax assets in 2004 based upon an updated evaluation of the income tax benefits that will likely exist when the net deferred tax assets are realized on future tax returns. During 2004 and 2005, the Company also recorded tax benefits of approximately $150 and $10 directly to additional paid-in capital related to the exercise of non-qualified stock options and disqualifying dispositions of incentive stock options.

Capella Education Company
Notes to Consolidated Financial Statements – (Continued)
(In thousands, except per share data)

15.	Regulatory
      The University is subject to extensive regulation by federal and state governmental agencies and accrediting bodies. In particular, the Higher Education Act (HEA) and the regulations promulgated thereunder by the U.S. Department of Education (DOE) subject the University to significant regulatory scrutiny on the basis of numerous standards that schools must satisfy in order to participate in the various types of federal learner financial assistance under Title IV Programs.
      To participate in the Title IV Programs, an institution must be authorized to offer its programs of instruction by the relevant agencies of the state in which it is located, accredited by an accrediting agency recognized by the DOE and certified as eligible by the DOE. The DOE will certify an institution to participate in the Title IV Programs only after the institution has demonstrated compliance with the HEA and the DOE’s extensive academic, administrative, and financial regulations regarding institutional eligibility. An institution must also demonstrate its compliance with these requirements to the DOE on an ongoing basis.
      The Company performs periodic reviews of its compliance with the various applicable regulatory requirements. The Company has not been notified by any of the various regulatory agencies of any significant noncompliance matters.
      Political and budgetary concerns significantly affect the Title IV Programs. Congress reauthorizes the HEA and other laws governing Title IV Programs approximately every five to eight years. The last reauthorization of the HEA was completed in 1998. Although the process for reauthorization of the HEA is underway, there is no assurance on when or if it will be completed. Because reauthorization has not yet been completed in a timely manner, Congress has extended the current provisions of the HEA through June 30, 2007. Congress is expected to further extend Title IV programs as currently authorized by the HEA for a period of months, not likely to exceed one year. Additionally, Congress reviews and determines appropriations for Title IV programs on an annual basis through the budget and appropriations processes. As of September 30, 2006, programs in which the Company’s learners participate are operative and sufficiently funded.
      As an exclusively online university, the “50% Rule,” enacted in 1992, would preclude the Company’s learners from participating in Title IV programs. However, the 50% Rule was repealed (effective July 1, 2006) as part of the Higher Education Reconciliation Act, which was part of the Deficit Reduction Act signed into law by President Bush on February 8, 2006. The Deficit Reduction Act is currently being challenged in court by private plaintiffs alleging that the act is invalid due to discrepancies between non-education related provisions of the House and Senate bills. Although the legal challenges do not relate to the 50% Rule, an invalidation of the Deficit Reduction Act could reinstate the provisions of the 50% Rule. The Higher Education Reconciliation Act’s repeal of the 50% rules went into effect on July 1, 2006 and the Company is no longer constrained by the 50% Rule. Should the plaintiffs prevail in the pending litigation, however, the Company may need to find alternative ways of either qualifying for Title IV or providing alternative student financing vehicles.

16.	Other Employee Benefit Plans
      The Company sponsors an employee retirement savings plan, which qualifies under Section 401(k) of the Code. The plan provides eligible employees with an opportunity to make tax-deferred contributions into a long-term investment and savings program. All employees over the age of 18 are eligible to participate in the plan. The plan allows eligible employees to contribute up to 100% of their annual compensation. Contributions are subject to certain limitations. The plan allows the Company to consider making a discretionary contribution; however, there is no requirement that it do so. No employer contributions were made for the years ended December 31, 2003 and 2004. Effective April 1, 2005 the

Capella Education Company
Notes to Consolidated Financial Statements – (Continued)
(In thousands, except per share data)
Company elected to match 50% of employee contributions up to 4% of the employee’s contributions. Employer contributions and related expense was $689 for the year ended December 31, 2005.
      In 1999, the Company adopted a qualified ESOP in which the Company may contribute, at its discretion, common stock of the Company to its employees. In general, the Company has chosen to contribute 3% of employee compensation on an annual basis. However, the contributions are at the Company’s discretion. During 2003, the Company contributed 48 shares to the plan related to 2002 compensation expense. During 2004, the Company contributed 47 shares to the plan related to 2003 compensation expense. During 2005, the Company contributed 46 shares to the plan related to 2004 compensation expense. Shares related to 2005 compensation expense will be contributed in 2006. Contributions vest over three years, except in the event of retirement, disability, or death, in which case the participants’ shares become fully vested and nonforfeitable. The Company has an obligation to repurchase, at fair market value determined by annual independent valuation, the allocated shares in the above events. The Company recognized $541, $1,131 and $1,209 of compensation expense in 2003, 2004 and 2005, respectively, related to the ESOP contributions.
      In May 2005, the Company adopted the Capella Education Company Employee Stock Purchase Plan, referred to as the ESPP. The Company has reserved an aggregate of 450,000 shares of its common stock for issuance under the ESPP. The ESPP permits eligible employees to utilize up to 10% of their compensation to purchase the Company’s common stock at price of no less than 85% of the fair market value per share of the Company’s common stock at the beginning or the end of the relevant offering period, whichever is less. The compensation committee of the Board of Directors will administer the ESPP. The Company had not implemented this plan as of September 30, 2006.

17.	Subsequent Event
      On October 3, 2006, the Company declared a cash dividend to all common, preferred and redeemable preferred shareholders of record as of October 3, 2006, contingent and payable upon the successful completion of an initial public offering. The total amount of the cash dividend will be equal to the gross proceeds from the sale of common stock by the Company in the offering, not including any proceeds received by the Company from the underwriters’ exercise of their over-allotment option. The per share dividend will be equal to the total amount of the cash dividend divided by the number of shares of common stock outstanding (on an as if converted basis) as of October 3, 2006. The cash dividend will be paid on an as if converted basis to the common, preferred and redeemable preferred shareholders of record as of October 3, 2006. The company has not accrued for the cash dividend as of September 30, 2006 because the dividend is contingent upon the completion of an initial public offering. The accrual will be established if and when there is a successful completion of the offering.
      The Company has amended its articles of incorporation, effective upon completion of this offering, to change the par value of common stock from $0.10 per share to $0.01 per share.

Capella Education Company
Notes to Consolidated Financial Statements – (Continued)
(In thousands, except per share data)

18.	Quarterly Financial Summary (unaudited)

	First	Second	Third	Fourth(a)	Total

2004
Revenues	$26,488	$28,321	$28,040	$34,840	$117,689
Operating income	1,383	1,773	2,147	4,562	9,865
Net income(b)	1,466	1,892	2,310	13,117	18,785
Net income per common share
Basic	$0.13	$0.17	$0.21	$1.17	$1.68
Diluted	$0.13	$0.16	$0.20	$1.11	$1.62

	First	Second	Third	Fourth	Total

2005
Revenues	$34,610	$35,408	$37,303	$41,919	$149,240
Operating income	4,145	3,523	2,925	4,280	14,873
Net income	2,705	2,356	2,204	2,985	10,250
Net income per common share
Basic	$0.24	$0.21	$0.19	$0.26	$0.89
Diluted	$0.23	$0.20	$0.18	$0.25	$0.86

(a)	During the fourth quarter of 2004, the Company recorded an impairment charge of $1,020 related to previously capitalized software development costs for software projects that were abandoned.

(b)	Because the Company achieved three years of cumulative taxable income and expected profitability in future years, the Company concluded that it is more likely than not that all of its net deferred tax assets will be realized. As a result, in accordance with FAS No. 109, the remaining valuation allowance applied to net deferred tax assets of $10,619 was reversed during the fourth quarter of 2004.

Exclusively online

post-secondary education

13 academic programs

76 specializations

766 online courses

Capella University

Grants bachelor's, master's and doctoral degrees in business, education, human services, psychology and information technology

PART II
INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13.	Other Expenses of Issuance and Distribution
      The following are the estimated expenses to be incurred in connection with the issuance and distribution of the securities registered under this Registration Statement, other than underwriting discounts and commissions. All amounts shown are estimates except the Securities and Exchange Commission registration fee and the National Association of Securities Dealers, Inc. filing fee. The following expenses will be borne solely by the Registrant.

SEC registration fee	$10,152
NASD filing fee	9,125
Nasdaq listing fee	*
Legal fees and expenses	1,400,700
Accounting fees and expenses	655,000
Printing expenses	325,000
Transfer agent fees and expenses	18,000
Miscellaneous expenses	498,000

Total	$3,020,669

*	To be filed by amendment.

Item 14.	Indemnification of Directors and Officers
      Section 302A.521, subd. 2, of the Minnesota Statutes requires that we indemnify a person made or threatened to be made a party to a proceeding by reason of the former or present official capacity of the person with respect to the company, against judgments, penalties, fines, including, without limitation, excise taxes assessed against the person with respect to an employee benefit plan, settlements, and reasonable expenses, including attorneys’ fees and disbursements, incurred by the person in connection with the proceeding with respect to the same acts or omissions if such person (i) has not been indemnified by another organization or employee benefit plan for the same judgments, penalties or fines, (ii) acted in good faith, (iii) received no improper personal benefit, and statutory procedure has been followed in the case of any conflict of interest by a director, (iv) in the case of a criminal proceeding, had no reasonable cause to believe the conduct was unlawful, and (v) in the case of acts or omissions occurring in the person’s performance in the official capacity of director or, for a person not a director, in the official capacity of officer, board committee member or employee, reasonably believed that the conduct was in the best interests of the company, or, in the case of performance by a director, officer or employee of the company involving service as a director, officer, partner, trustee, employee or agent of another organization or employee benefit plan, reasonably believed that the conduct was not opposed to the best interests of the company. In addition, Section 302A.521, subd. 3, requires payment by us, upon written request, of reasonable expenses in advance of final disposition of the proceeding in certain instances. A decision as to required indemnification is made by a disinterested majority of our board of directors present at a meeting at which a disinterested quorum is present, or by a designated committee of the board, by special legal counsel, by the shareholders, or by a court.
      Our bylaws provide that we shall indemnify each of our directors and officers, for such expenses and liabilities, in such manner, under such circumstances, and to such extent, as required or permitted by the Minnesota Statutes, as detailed above. We also maintain a director and officer liability insurance policy.
      In addition, the investor rights agreement that we entered into with certain of our preferred shareholders, and the warrants that we issued to Legg Mason Wood Walker, Incorporated, obligate us to indemnify such shareholders requesting or joining in a registration (and, in some instances, indemnify each underwriter of the securities so registered, as well as the officers, directors and partners of such shareholders) against any and all loss, damage, liability, cost and expense, including claims arising out of or based on any untrue statement, or alleged untrue statement, of any material fact contained in any registration statement, prospectus or other related document or any omission, or alleged omission, to state any material fact required to be stated or necessary to make the statements not misleading.
      The Underwriting Agreement filed as Exhibit 1.1 to this Registration Statement provides for indemnification by the underwriters of us and our officers and directors for certain liabilities arising under the Securities Act of 1933, or otherwise.

Item 15.	Recent Sales of Unregistered Securities
Preferred Stock
      In January 2003, we issued 2,184,540.49 shares of our Class G preferred stock to accredited investors. Of the total shares issued, 683,452.20 shares were sold at a purchase price of $11.12 per share for an aggregate amount of $7,599,988.46. The sales were made in reliance on Rule 506 of Regulation D promulgated under the Securities Act of 1933. The remaining 1,501,088.29 shares were issued in full exchange of 1,425,457 shares of our Class F preferred stock. We received no proceeds from this exchange. The exchange was made in reliance on Section 4(2) of the Securities Act of 1933 and Rule 506 of Regulation D promulgated under the Securities Act of 1933.
Stock Option Grants and Option Exercises
      Since January 1, 2003, we have granted options to purchase 2,000,324 shares of our common stock to officers, directors and employees under our 1999 and 2005 stock incentive plans at exercise prices ranging from $11.12 to $20.00 per share. During the same period, we issued and sold 531,083 shares of our common stock pursuant to option exercises at prices ranging from $2.50 to $14.25 per share. These sales were made in reliance on Section 4(2) of the Securities Act of 1933 and Rule 506 and Rule 701 promulgated under the Securities Act of 1933.
Shares Issued Upon the Exercise of Warrants
      On March 9, 2005, we sold and issued 4,500 shares of our common stock to Stephen Shank pursuant to the exercise of a warrant by Mr. Shank at an exercise price of $4.50 per share. The sale was made in reliance on Section 4(2) of the Securities Act of 1933 and Rule 506 promulgated under the Securities Act of 1933.
      On May 9, 2005, we sold and issued 135,088 shares of our common stock to Legg Mason Wood Walker, Incorporated pursuant to the exercise of a warrant by Legg Mason Wood Walker, Incorporated at an exercise price of $17.10 per share. The sale was made in reliance on Section 4(2) of the Securities Act of 1933 and Rule 506 promulgated under the Securities Act of 1933.
      On June 14, 2005, we sold and issued 131,238 shares of our common stock to Legg Mason Wood Walker, Incorporated pursuant to the exercise of a warrant by Legg Mason Wood Walker, Incorporated at an exercise price of $5.40 per share. The sale was made in reliance on Section 4(2) of the Securities Act of 1933 and Rule 506 promulgated under the Securities Act of 1933.

Item 16.	Exhibits and Financial Statement Schedules
      (a) Exhibits

Exhibit
Number		Description

1	.1*	Form of Underwriting Agreement.
3	.1#	Articles of Incorporation of the Registrant, as amended to date and as currently in effect, including all Certificates of Designation.
3	.2#	Form of Amended and Restated Articles of Incorporation of the Registrant to be effective upon completion of this offering.

Exhibit
Number		Description

3	.4#	Amended and Restated By-Laws of the Registrant, as amended to date and as currently in effect.
4.1		Specimen of common stock certificate.
4	.2#	Third Amended and Restated Co-Sale and Board Representation Agreement, dated as of January 22, 2003, by and among the Registrant and the shareholders named therein.
4.3		Reserved.
4.4		Reserved.
4.5		Reserved.
4.6		Reserved.
4	.7#	Second Amended and Restated Investor Rights Agreement, dated as of January 22, 2003, by and among the Registrant and the shareholders named therein.
4	.8#	Warrant, dated as of June 16, 1998, issued by the Registrant to Legg Mason Wood Walker, Incorporated.
4	.9#	Amendment No. 1 to Warrant, dated as of April 20, 2000, by and between the Registrant and Legg Mason Wood Walker, Incorporated.
4	.10#	Amendment No. 2 to Warrant, dated as of February 21, 2002, by and between the Registrant and Legg Mason Wood Walker, Incorporated.
4	.11#	Amendment No. 3 to Warrant, dated as of January 22, 2003, by and between the Registrant and Legg Mason Wood Walker, Incorporated.
4	.12#	Warrant, dated as of May 11, 2000, issued by the Registrant to Legg Mason Wood Walker, Incorporated.
4	.13#	Amendment No. 1 to Warrant, dated as of February 21, 2002, by and between the Registrant and Legg Mason Wood Walker, Incorporated.
4	.14#	Amendment No. 2 to Warrant, dated as of January 22, 2003, by and between the Registrant and Legg Mason Wood Walker, Incorporated.
4	.15#	Exchange Agreement, dated as of January 22, 2003, by and among the Registrant and the shareholders named therein.
4	.16#	Class G Convertible Preferred Stock Purchase Agreement, dated as of January 15, 2003, by and among the Registrant and the shareholders named therein.
4	.17#	Class F Convertible Preferred Stock Purchase Agreement, dated as of January 31, 2002, by and among the Registrant and the shareholders named therein.
4	.18#	Class E Convertible Preferred Stock Purchase Agreement, dated as of April 20, 2000, by and among the Registrant and the shareholders named therein.
5.1		Opinion of Faegre & Benson LLP.
10	.1#	Capella Education Company 2005 Stock Incentive Plan.
10	.2#	Forms of Option Agreements for the Capella Education Company 2005 Stock Incentive Plan.
10	.3#	Capella Education Company 1999 Stock Option Plan, as amended.
10	.4#	Form of Non-Statutory Stock Option Agreement (Director) for the Capella Education Company 1999 Stock Option Plan.
10	.5#	Form of Non-Statutory Stock Option Agreement (Employee) for the Capella Education Company 1999 Stock Option Plan.
10	.6#	Form of Incentive Stock Option Agreement for the Capella Education Company 1999 Stock Option Plan.
10	.7#	Learning Ventures International, Inc. 1993 Stock Option Plan, as amended.
10	.8#	Form of Option Agreement for the Learning Ventures International, Inc. 1993 Stock Option Plan.
10	.9#	Capella Education Company Employee Stock Ownership Plan as amended.

Exhibit
Number		Description

10	.10#	Capella Education Company Retirement Plan with Adoption Agreement and EGTRRA Amendment.
10	.11#	Capella Education Company Executive Severance Plan.
10	.12#	Capella Education Company Employee Stock Purchase Plan.
10	.13#	Capella Education Company Annual Incentive Plan for Management Employees – 2005.
10	.14#	Confidentiality, Non-Competition and Inventions Agreement, dated as of April 16, 2001, by and between the Registrant and Michael J. Offerman.
10	.15#	Confidentiality, Non-Competition and Inventions Agreement, dated as of May 9, 2001, by and between the Registrant and Paul A. Schroeder.
10	.16#	Form of Confidentiality, Non-Competition and Inventions Agreement (executed by Scott M. Henkel).
10	.17#	Offer Letter, dated as of March 9, 2001, by and between the Registrant and Paul A. Schroeder.
10	.18#	Offer Letter, dated as of November 10, 2003, by and between the Registrant and Michael J. Offerman.
10	.19#	Offer Letter, dated as of December 22, 2003, by and between the Registrant and Scott M. Henkel.
10	.20#	Offer Letter, dated June 3, 2003, by and between the Registrant and Heidi K. Thom.
10	.21#	Form of Nondisclosure Agreement (executed by Scott M. Henkel, Paul A. Schroeder, Stephen G. Shank, Heidi K. Thom, Michael J. Offerman and Lois M. Martin).
10	.22#	Office Lease, dated as of February 23, 2004, by and between the Registrant and 601 Second Avenue Limited Partnership.
10	.23#	Short Term Office Space Lease, dated as of February 23, 2004, by and between the Registrant and 601 Second Avenue Limited Partnership.
10	.24#	Memorandum of Lease, dated as of March 10, 2004, by and between the Registrant and 601 Second Avenue Limited Partnership.
10	.25#	Office Lease, dated as of June 28, 2000, as amended, by and between the Registrant and 222 South Ninth Street Limited Partnership and ND Properties, Inc. as successor in interest to 222 South Ninth Street Limited Partnership.
10	.26#	Capella Education Company Annual Incentive Plan for Management Employees – 2006.
10	.27#	Form of Performance Vesting Option Agreement (Annual Incentive Plan for Management Employees – 2006) for the Capella Education Company 2005 Stock Incentive Plan.
10	.28#	Offer Letter, dated October 20, 2004, by and between the Registrant and Lois M. Martin.
10	.29#	Offer Letter, dated February 21, 2006, by and between the Registrant and Kenneth J. Sobaski.
10	.30#	Confidentiality, Non-Competition and Inventions Agreement dated as of February 27, 2006, by and between the Registrant and Kenneth J. Sobaski.
10	.31#	Offer Letter, dated June 6, 2006, by and between the Registrant and Reed Watson.
10	.32#	Confidentiality, Non-Competition and Inventions Agreement dated as of June 20, 2006, by and between the Registrant and Reed Watson.
10	.33#	Employment Agreement dated May 30, 2006 between Capella Education Company and Michael J. Offerman.
10	.34#	Amendment to Confidentiality, Non-Competition and Inventions Agreement, dated June 16, 2005, by and between the Registrant and Michael J. Offerman.
10	.35#	Employment Agreement dated May 30, 2006 between Capella Education Company and Paul A. Schroeder.
10	.36#	First Amendment to Lease, dated as of May 16, 2006, by and between the Registrant and 601 Second Avenue Limited Partnership.
10	.37#	Letter Agreement, dated July 5, 2006, between the Registrant and ASB Minneapolis 225 Holdings, LLC

Exhibit
Number		Description

10	.38#	Amendment No. 3 to Lease Agreement, dated as of June 16, 2005, by and between the Registrant and ND Properties, Inc. and ND Properties of Delaware, Inc.
10	.39#	Amendments to Capella Education Company Retirement Plan dated as of April 20, 2006 and June 1, 2006.
10	.40#	Amendment 1 to Employment Agreement dated August 25, 2006 between Paul Schroeder and Capella Education Company
10	.41#	Amendment 1 to Employment Agreement dated August 25, 2006 between Michael Offerman and Capella Education Company
10	.42#	Amendment No. 1 to Capella Education Company 2005 Stock Incentive Plan.
10	.43#	Capella Education Company Senior Executive Severance Plan.
21	.1#	Subsidiaries of the Registrant.
23.1		Consent of Ernst & Young.
23.2		Consent of Faegre & Benson LLP (to be included in Exhibit No. 5.1 to Registration Statement).
24	.1#	Powers of Attorney other than for Ms. Taylor and Ms. Drifka.
24	.2#	Powers of Attorney for Ms. Taylor and Ms. Drifka.

#	Previously filed

*	To be filed by Amendment

(b)	Financial Statement Schedule
                Report of Independent Registered Public Accounting Firm on Schedule

Schedule II – Valuation and Qualifying Accounts.
Other schedules are omitted because they are not required.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
The Board of Directors and Shareholders
Capella Education Company
      We have audited the consolidated financial statements of Capella Education Company as of December 31, 2005 and 2004, and for each of the three years in the period ended December 31, 2005, and have issued our report thereon dated February 10, 2006, except for the Stock-Based Compensation section of Note 11, as to which the date is May 18, 2006, basic earnings per share and related disclosures in Note 2 and Note 11, as to which the date is August 25, 2006, and Note 17, as to which the date is October 3, 2006 (included elsewhere in this Registration Statement). Our audits also included the financial statement schedule listed in Item 16(b) of this Registration Statement. This schedule is the responsibility of the Company’s management. Our responsibility is to express an opinion based on our audits.
      In our opinion, the financial statement schedule referred to above, when considered in relation to the basic financial statements taken as a whole, presents fairly in all material respects the information set forth therein.

Minneapolis, Minnesota
February 10, 2006

CAPELLA EDUCATION COMPANY
Schedule II – Valuation and Qualifying Accounts
Fiscal Years 2003, 2004 and 2005

		Additions
	Beginning	Charged to			Ending
	Balance	Expense	Deductions		Balance

	(In thousands)
Allowance accounts for the years ended:
December 31, 2003
Allowance for doubtful accounts	$1,222	$616	$(1,125	) (a)	$713
Deferred tax asset valuation allowance	14,465	—	(1,602	) (b)	12,863

December 31, 2004
Allowance for doubtful accounts	713	1,376	(1,024	) (a)	1,065
Deferred tax asset valuation allowance	12,863	—	(12,863	) (c)	—

December 31, 2005
Allowance for doubtful accounts	1,065	2,263	(2,029	) (a)	1,299

(a)	Write-off of accounts receivables.

(b)	Reversal of valuation allowance in an amount equal to the reduction in net deferred tax assets due primarily to utilization of net operating loss carryforwards.

(c)	Reversal of deferred tax valuation allowance as a result of achieving three years of cumulative taxable income in 2004 along with expectations of future profitability.

Item 17.	Undertakings.
      (a) The undersigned Registrant hereby undertakes to provide to the underwriters at the closing certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.
      (b) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers, and controlling persons of the Registrant pursuant to the provisions described in “Item 14 – Indemnification of Directors and Officers” above, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer, or controlling person of the Registrant in the successful defense of any action, suit, or proceeding) is asserted by such director, officer, or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.
      (c) The undersigned Registrant hereby undertakes that:

(1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES
      Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this Amendment No. 4 to Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Minneapolis, State of Minnesota, on the 19th day of October, 2006.

Capella Education Company

By	/s/ Stephen G. Shank

Stephen G. Shank
Chairman of the Board of Directors
and Chief Executive Officer
      Pursuant to the requirements of the Securities Act of 1933, this Amendment No. 4 to Registration Statement has been signed by the following persons in the capacities indicated on October 19, 2006.

Signature	Title

/s/ Stephen G. Shank Stephen G. Shank	Chairman and Chief Executive Officer (Principal Executive Officer)

/s/ Lois M. Martin Lois M. Martin*	Senior Vice President and Chief Financial Officer (Principal Financial Officer)

/s/ Amy L. Drifka Amy L. Drifka*	Vice President and Corporate Controller (Principal Accounting Officer)

/s/ S. Joshua Lewis S. Joshua Lewis*	Director

/s/ James A. Mitchell James A. Mitchell*	Director

/s/ David W. Smith David W. Smith*	Director

/s/ Tony J. Christianson Tony J. Christianson*	Director

/s/ Gordon A. Holmes Gordon A. Holmes*	Director

/s/ Jody G. Miller Jody G. Miller*	Director

/s/ Jeffrey W. Taylor Jeffrey W. Taylor*	Director

/s/ Darrell R. Tukua Darrell R. Tukua*	Director

Signature	Title

/s/ Jon Q. Reynolds, Jr. Jon Q. Reynolds, Jr.*	Director

/s/ Sandra E. Taylor Sandra E. Taylor*	Director

*	Stephen G. Shank, by signing his name hereto, does hereby sign this document on behalf of each of the above-named officers and/or directors of the Registrant pursuant to powers of attorney duly executed by such persons.

By	/s/ Stephen G. Shank

Stephen G. Shank
Attorney-in-Fact

INDEX TO EXHIBITS

Exhibit
Number		Description

1	.1*	Form of Underwriting Agreement.
3	.1#	Articles of Incorporation of the Registrant, as amended to date and as currently in effect, including all Certificates of Designation.
3	.2#	Form of Amended and Restated Articles of Incorporation of the Registrant to be effective upon completion of this offering.
3	.4#	Amended and Restated By-Laws of the Registrant, as amended to date and as currently in effect.
4.1		Specimen of common stock certificate.
4	.2#	Third Amended and Restated Co-Sale and Board Representation Agreement, dated as of January 22, 2003, by and among the Registrant and the shareholders named therein.
4.3		Reserved.
4.4		Reserved.
4.5		Reserved.
4.6		Reserved.
4	.7#	Second Amended and Restated Investor Rights Agreement, dated as of January 22, 2003, by and among the Registrant and the shareholders named therein.
4	.8#	Warrant, dated as of June 16, 1998, issued by the Registrant to Legg Mason Wood Walker, Incorporated.
4	.9#	Amendment No. 1 to Warrant, dated as of April 20, 2000, by and between the Registrant and Legg Mason Wood Walker, Incorporated.
4	.10#	Amendment No. 2 to Warrant, dated as of February 21, 2002, by and between the Registrant and Legg Mason Wood Walker, Incorporated.
4	.11#	Amendment No. 3 to Warrant, dated as of January 22, 2003, by and between the Registrant and Legg Mason Wood Walker, Incorporated.
4	.12#	Warrant, dated as of May 11, 2000, issued by the Registrant to Legg Mason Wood Walker, Incorporated.
4	.13#	Amendment No. 1 to Warrant, dated as of February 21, 2002, by and between the Registrant and Legg Mason Wood Walker, Incorporated.
4	.14#	Amendment No. 2 to Warrant, dated as of January 22, 2003, by and between the Registrant and Legg Mason Wood Walker, Incorporated.
4	.15#	Exchange Agreement, dated as of January 22, 2003, by and among the Registrant and the shareholders named therein.
4	.16#	Class G Convertible Preferred Stock Purchase Agreement, dated as of January 15, 2003, by and among the Registrant and the shareholders named therein.
4	.17#	Class F Convertible Preferred Stock Purchase Agreement, dated as of January 31, 2002, by and among the Registrant and the shareholders named therein.
4	.18#	Class E Convertible Preferred Stock Purchase Agreement, dated as of April 20, 2000, by and among the Registrant and the shareholders named therein.
5.1		Opinion of Faegre & Benson LLP.
10	.1#	Capella Education Company 2005 Stock Incentive Plan.
10	.2#	Forms of Option Agreements for the Capella Education Company 2005 Stock Incentive Plan.
10	.3#	Capella Education Company 1999 Stock Option Plan, as amended.
10	.4#	Form of Non-Statutory Stock Option Agreement (Director) for the Capella Education Company 1999 Stock Option Plan.
10	.5#	Form of Non-Statutory Stock Option Agreement (Employee) for the Capella Education Company 1999 Stock Option Plan.
10	.6#	Form of Incentive Stock Option Agreement for the Capella Education Company 1999 Stock Option Plan.

Exhibit
Number		Description

10	.7#	Learning Ventures International, Inc. 1993 Stock Option Plan, as amended.
10	.8#	Form of Option Agreement for the Learning Ventures International, Inc. 1993 Stock Option Plan.
10	.9#	Capella Education Company Employee Stock Ownership Plan as amended.
10	.10#	Capella Education Company Retirement Plan with Adoption Agreement and EGTRRA Amendment.
10	.11#	Capella Education Company Executive Severance Plan.
10	.12#	Capella Education Company Employee Stock Purchase Plan.
10	.13#	Capella Education Company Annual Incentive Plan for Management Employees – 2005.
10	.14#	Confidentiality, Non-Competition and Inventions Agreement, dated as of April 16, 2001, by and between the Registrant and Michael J. Offerman.
10	.15#	Confidentiality, Non-Competition and Inventions Agreement, dated as of May 9, 2001, by and between the Registrant and Paul A. Schroeder.
10	.16#	Form of Confidentiality, Non-Competition and Inventions Agreement (executed by Scott M. Henkel).
10	.17#	Offer Letter, dated as of March 9, 2001, by and between the Registrant and Paul A. Schroeder.
10	.18#	Offer Letter, dated as of November 10, 2003, by and between the Registrant and Michael J. Offerman.
10	.19#	Offer Letter, dated as of December 22, 2003, by and between the Registrant and Scott M. Henkel.
10	.20#	Offer Letter, dated June 3, 2003, by and between the Registrant and Heidi K. Thom.
10	.21#	Form of Nondisclosure Agreement (executed by Scott M. Henkel, Paul A. Schroeder, Stephen G. Shank, Heidi K. Thom, Michael J. Offerman and Lois M. Martin).
10	.22#	Office Lease, dated as of February 23, 2004, by and between the Registrant and 601 Second Avenue Limited Partnership.
10	.23#	Short Term Office Space Lease, dated as of February 23, 2004, by and between the Registrant and 601 Second Avenue Limited Partnership.
10	.24#	Memorandum of Lease, dated as of March 10, 2004, by and between the Registrant and 601 Second Avenue Limited Partnership.
10	.25#	Office Lease, dated as of June 28, 2000, as amended, by and between the Registrant and 222 South Ninth Street Limited Partnership and ND Properties, Inc. as successor in interest to 222 South Ninth Street Limited Partnership.
10	.26#	Capella Education Company Annual Incentive Plan for Management Employees – 2006.
10	.27#	Form of Performance Vesting Option Agreement (Annual Incentive Plan for Management Employees – 2006) for the Capella Education Company 2005 Stock Incentive Plan.
10	.28#	Offer Letter, dated October 20, 2004, by and between the Registrant and Lois M. Martin.
10	.29#	Offer Letter, dated February 21, 2006, by and between the Registrant and Kenneth J. Sobaski.
10	.30#	Confidentiality, Non-Competition and Inventions Agreement dated as of February 27, 2006, by and between the Registrant and Kenneth J. Sobaski.
10	.31#	Offer Letter, dated June 6, 2006, by and between the Registrant and Reed Watson.
10	.32#	Confidentiality, Non-Competition and Inventions Agreement dated as of June 20, 2006, by and between the Registrant and Reed Watson.
10	.33#	Employment Agreement dated May 30, 2006 between Capella Education Company and Michael J. Offerman.
10	.34#	Amendment to Confidentiality, Non-Competition and Inventions Agreement, dated June 16, 2005, by and between the Registrant and Michael J. Offerman.
10	.35#	Employment Agreement dated May 30, 2006 between Capella Education Company and Paul A. Schroeder.
10	.36#	First Amendment to Lease, dated as of May 16, 2006, by and between the Registrant and 601 Second Avenue Limited Partnership.

Exhibit
Number		Description

10	.37#	Letter Agreement, dated July 5, 2006, between the Registrant and ASB Minneapolis 225 Holdings, LLC
10	.38#	Amendment No. 3 to Lease Agreement, dated as of June 16, 2005, by and between the Registrant and ND Properties, Inc. and ND Properties of Delaware, Inc.
10	.39#	Amendments to Capella Education Company Retirement Plan dated as of April 20, 2006 and June 1, 2006.
10	.40#	Amendment 1 to Employment Agreement dated August 25, 2006 between Paul Schroeder and Capella Education Company
10	.41#	Amendment 1 to Employment Agreement dated August 25, 2006 between Michael Offerman and Capella Education Company
10	.42#	Amendment No. 1 to Capella Education Company 2005 Stock Incentive Plan.
10	.43#	Capella Education Company Senior Executive Severance Plan.
21	.1#	Subsidiaries of the Registrant.
23.1		Consent of Ernst & Young.
23.2		Consent of Faegre & Benson LLP (to be included in Exhibit No. 5.1 to Registration Statement).
24	.1#	Powers of Attorney other than for Ms. Taylor and Ms. Drifka.
24	.2#	Powers of Attorney for Ms. Taylor and Ms. Drifka.

#	Previously filed

*	To be filed by Amendment